Filed pursuant to Rule 424(b)(3)
Registration No. 333-152693

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Republic Services, Inc. and Allied Waste Industries, Inc. have each approved a merger agreement which provides for the combination of the two companies. The boards of directors of Republic and Allied believe that the combination of the two companies will be able to create substantially more long-term stockholder value than either company could individually achieve. Following the completion of the merger, Allied will be a wholly owned subsidiary of Republic with Allied stockholders receiving approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares and Republic stockholders retaining approximately 48.3% of the outstanding common stock of the combined company, in each case, on a diluted basis. In this joint proxy statement/prospectus, Republic Services, Inc. is referred to as “Republic” and Allied Waste Industries, Inc. is referred to as “Allied.”

The combined company will be named Republic Services, Inc. and the shares of the combined company will be traded on the New York Stock Exchange, or the NYSE, under the symbol “RSG.”

If the merger is completed, Allied stockholders will be entitled to receive .45 shares of Republic common stock, par value $.01 per share, for each share of Allied common stock that they owned immediately before the effective time of the merger. Allied stockholders will be entitled to receive cash for any fractional shares that they would otherwise have received pursuant to the merger. Republic stockholders will continue to own their existing shares after the merger. Republic common stock is traded on the NYSE under the symbol “RSG.” On October 9, 2008, the closing price per share of Republic common stock as reported by the NYSE was $22.98. You are urged to obtain current market quotations for the shares of Republic and Allied.

Republic and Allied estimate that Republic will issue approximately 196.2 million shares of Republic common stock pursuant to the merger based on the number of shares of Allied common stock outstanding on June 30, 2008, and will reserve an additional 14.1 million shares of Republic common stock for issuance in connection with the exercise or conversion of Allied’s outstanding options, other equity-based awards and convertible debentures.

YOUR VOTE IS IMPORTANT. The merger cannot be completed unless holders of Republic common stock vote to approve the issuance of Republic common stock and other securities convertible into or exercisable for shares of Republic common stock, which we refer to as the Republic share issuance, in connection with the merger, and holders of Allied common stock vote to adopt the merger agreement, as amended on July 31, 2008, which is referred to as the merger agreement.

The Republic board of directors unanimously recommends that Republic stockholders vote “FOR” the Republic share issuance in connection with the merger. The Allied board of directors unanimously recommends that Allied stockholders vote “FOR” the adoption of the merger agreement.

Republic and Allied will each hold a special meeting of their respective stockholders to vote on these proposals. Whether or not you plan to attend your company’s special meeting, please take the time to cause your shares to be voted by completing and mailing the enclosed proxy card or submitting your proxy by telephone or through the Internet, using the procedures in the proxy voting instructions included with your proxy card. Even if you return the proxy, you may attend the special meeting and vote your shares in person at the meeting.

This document describes the proposed merger and related transactions in more detail. Republic and Allied encourage you to read this entire document carefully, including the merger agreement, as amended, which is included as Annex A, and the section discussing “Risk Factors” relating to the merger and the combined company beginning on page 29.

Republic and Allied look forward to the successful combination of the two companies.

James E. O’Connor	John J. Zillmer
Chairman of the Board of Directors and Chief Executive Officer,	Chairman of the Board of Directors and Chief Executive Officer,
Republic Services, Inc.	Allied Waste Industries, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus or the Republic common stock to be issued pursuant to the merger, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 10, 2008 and, together with the accompanying proxy card, is first being mailed or otherwise delivered to stockholders of Republic and Allied on or about October 14, 2008.

THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Republic and Allied from other documents filed with the Securities and Exchange Commission, which is referred to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. For a list of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 158. You can obtain electronic or hardcopy versions of the documents that are incorporated by reference into this joint proxy statement/prospectus, without charge, from the Investor Relations section of the appropriate company’s website or by requesting them in writing or by telephone, in each case as set forth below:

if you are a Republic stockholder:		if you are an Allied stockholder:
Electronic:	www.republicservices.com	Electronic:	www.alliedwaste.com
	(please see “Contact Us” page in the Investor Relations portion of the site)		(please see “Information Request” page in the Investor Relations portion of the site)
By Mail:	Republic Services, Inc.	By Mail:	Allied Waste Industries, Inc.
	110 S.E. 6th Street, 28th Floor		18500 North Allied Way
	Fort Lauderdale, FL 33301		Phoenix, AZ 85054
	Attention: Investor Relations		Attention: Investor Relations
E-mail Address:	investorrelations@repsrv.com	E-mail Address:	investor.relations@awin.com
By Telephone:	(954) 769-2400	By Telephone:	(480) 627-2700

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY NOVEMBER 6, 2008 IN ORDER TO RECEIVE THEM BEFORE YOUR COMPANY’S SPECIAL MEETING.

SUBMITTING A PROXY ELECTRONICALLY, BY TELEPHONE OR BY MAIL

Republic stockholders of record on October 6, 2008 may submit their proxies as follows:

•	Through the Internet, by visiting the website established for that purpose at www.proxyvote.com and following the instructions;

•	By telephone, by calling the toll-free number (800) 690-6903 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions; or

•	By mail, by marking, signing, and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions set out in the proxy card.

Allied stockholders of record on October 6, 2008 may submit their proxies as follows:

•	Through the Internet, by visiting the website established for that purpose at http://proxy.georgeson.com and following the instructions;

•	By telephone, by calling the toll-free number (877) 412-6959 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions; or

•	By mail, by marking, signing, and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

If you are a beneficial owner, please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On November 14, 2008

Dear Republic Stockholder:

Republic Services, Inc. is pleased to invite you to attend a special meeting of the stockholders of Republic, which will be held on November 14, 2008 at 1:30 p.m., Eastern time, in the Atrium on the 7th Floor of the AutoNation Building, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

The purpose of the Republic special meeting is to consider and to vote upon the following proposals:

•	a proposal to approve the issuance of shares of Republic common stock and other securities convertible into or exercisable for shares of Republic common stock, which we refer to as the Republic share issuance, in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2008, as amended July 31, 2008, among Republic, RS Merger Wedge, Inc., a wholly owned subsidiary of Republic formed for the purpose of the merger, and Allied Waste Industries, Inc.; and

•	a proposal to approve an adjournment of the Republic special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

The Republic board of directors has unanimously determined that the Republic share issuance in connection with the merger is advisable and in the best interests of Republic and its stockholders and recommends that Republic stockholders vote “FOR” the Republic share issuance in connection with the merger and “FOR” the adjournment of the Republic special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Republic and Allied cannot complete the merger unless the Republic share issuance in connection with the merger is approved:

(1) under the rules of the New York Stock Exchange, which requires the affirmative vote of holders of shares of Republic common stock representing a majority of votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the total number of shares of Republic common stock issued and outstanding on the record date for the Republic special meeting; and

(2) under the Republic bylaws, which requires the affirmative vote of holders of shares of Republic common stock representing a majority of the total number of shares of Republic common stock present, in person or by proxy at the special meeting, and entitled to vote on the proposal.

Your vote is very important. Your failure to vote will make it more difficult to approve the Republic share issuance.

The close of business on October 6, 2008 has been fixed as the record date, which is referred to as the Republic record date. Only holders of record of Republic common stock on the Republic record date are entitled to notice of, and to vote at, the Republic special meeting or any adjournments or postponements of the Republic special meeting. A list of the holders of Republic common stock entitled to vote at the Republic special meeting will be available for examination by any Republic stockholder, for any purpose germane to the Republic special meeting, at Republic’s principal executive offices at 110 S.E. 6th Street, 28th Floor, Fort Lauderdale, Florida 33301, for ten days before the Republic special meeting, during normal business hours, and at the time and place of the Republic special meeting as required by law.

Republic directs your attention to the joint proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the Republic special meeting. You are encouraged to read the entire joint proxy statement/prospectus carefully, including the merger agreement, as amended, which is included as Annex A to the joint proxy statement/prospectus, and the section discussing “Risk Factors” beginning on page 29.

SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE REPUBLIC SPECIAL MEETING, PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE BY MAIL, BY TELEPHONE OR THROUGH THE INTERNET. INSTRUCTIONS ON THESE DIFFERENT WAYS TO SUBMIT YOUR PROXY ARE FOUND ON THE ENCLOSED PROXY FORM. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE REPUBLIC SPECIAL MEETING. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of the Board of Directors,

James E. O’Connor
Chairman of the Board of Directors and Chief
Executive Officer

October 10, 2008

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On November 14, 2008

Dear Allied Stockholder:

Allied Waste Industries, Inc. is pleased to invite you to attend a special meeting of the stockholders of Allied which will be held on November 14, 2008 at 11:30 a.m., Mountain time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260.

The purpose of the Allied special meeting is to consider and to vote upon the following proposals:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of June 22, 2008, as amended July 31, 2008, among Republic Services, Inc., RS Merger Wedge, Inc., a wholly owned subsidiary of Republic formed for the purpose of the merger, and Allied Waste Industries, Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus, pursuant to which Allied will become a wholly owned subsidiary of Republic; and

•	a proposal to approve an adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

The Allied board of directors has unanimously determined that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of Allied and its stockholders and recommends that Allied stockholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Republic and Allied cannot complete the merger unless the proposal to adopt the merger agreement is approved by holders of a majority of the total number of shares of Allied common stock issued and outstanding on the record date for the Allied special meeting.

Your vote is very important. Your failure to vote will have the same effect as a vote against the adoption of the merger agreement.

The close of business on October 6, 2008 has been fixed as the record date, which is referred to as the Allied record date. Only holders of record of Allied common stock on the Allied record date are entitled to notice of, and to vote at, the Allied special meeting or any adjournments or postponements of the Allied special meeting. A list of holders of Allied common stock entitled to vote at the Allied special meeting will be available for examination by any Allied stockholder for any purpose germane to the Allied special meeting, at Allied’s principal executive offices at 18500 North Allied Way, Phoenix, Arizona 85054, for ten days before the Allied special meeting, during normal business hours, and at the time and place of the Allied special meeting as required by law.

Allied directs your attention to the joint proxy statement/prospectus accompanying this notice for more detailed information regarding the matters proposed to be acted upon at the Allied special meeting. You are encouraged to read the entire joint proxy statement/prospectus carefully, including the merger agreement, as amended, which is included as Annex A to the joint proxy statement/prospectus, and the section discussing “Risk Factors” beginning on page 29.

SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE ALLIED SPECIAL MEETING, PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE BY MAIL, BY TELEPHONE OR THROUGH THE INTERNET. INSTRUCTIONS ON THESE DIFFERENT WAYS TO SUBMIT YOUR PROXY ARE FOUND ON THE ENCLOSED PROXY FORM. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE ALLIED SPECIAL MEETING. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of the Board of Directors,

John J. Zillmer
Chairman of the Board of Directors and Chief
Executive Officer

October 10, 2008

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iii

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire document, including the attached annexes, and the other documents to which this joint proxy statement/prospectus refers you in order for you to understand fully the proposed merger. See “Where You Can Find More Information” beginning on page 158. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

Republic Services, Inc. (see page 105)

110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301
(954) 769-2400
www.republicservices.com (The information contained on Republic’s website is not deemed part of this joint proxy statement/prospectus.)

Republic is a leading provider of services in the domestic non-hazardous solid waste industry with reported revenues of approximately $3.2 billion and $3.1 billion for the years ended December 31, 2007 and 2006, respectively. Republic provides non-hazardous solid waste collection services for commercial, industrial, municipal and residential customers through 136 collection companies in 21 states. Republic also owns or operates 93 transfer stations, 58 solid waste landfills and 33 recycling facilities.

Allied Waste Industries, Inc. (see page 105)

18500 North Allied Way
Phoenix, Arizona 85054
(480) 627-2700
www.alliedwaste.com (The information contained on Allied’s website is not deemed part of this joint proxy statement/prospectus.)

Allied is the country’s second largest non-hazardous, solid waste management company with reported revenues of approximately $6.1 billion and $5.9 billion for the years ended December 31, 2007 and 2006, respectively. Allied provides collection, transfer, recycling and disposal services for more than 8 million residential, commercial and industrial customers. Allied serves its customers through a network of 291 collection companies, 161 transfer stations, 160 active landfills and 53 recycling facilities in 123 markets within 37 states and Puerto Rico.

The Merger

The Agreement and Plan of Merger, dated as of June 22, 2008, as amended on July 31, 2008, among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc., which is referred to as the merger agreement, is included as Annex A to this joint proxy statement/prospectus. Allied and Republic encourage you to carefully read the merger agreement in its entirety because it is the principal legal agreement that governs the merger.

Structure of the Merger (see page 106)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, RS Merger Wedge, Inc., a wholly owned subsidiary of Republic that was formed for the purpose of the merger, will be merged with and into Allied, with Allied surviving the merger and becoming a wholly owned subsidiary of Republic. Immediately following the merger, Republic will continue to be named “Republic

Services, Inc.” and will be the parent company of Allied. Accordingly, after the effective time of the merger, shares of Allied common stock will no longer be publicly traded.

Merger Consideration (see page 106)

Allied Stockholders.  As a result of the merger, at the effective time, Allied stockholders will be entitled to receive .45 shares of Republic common stock for each share of Allied common stock that they own. The number of shares of Republic common stock delivered in respect of each share of Allied common stock pursuant to the merger is referred to as the exchange ratio. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective time of the merger. Republic will not issue any fractional shares of Republic common stock pursuant to the merger. Instead, Allied stockholders will be entitled to receive cash for any fractional shares of Republic common stock that they otherwise would have received pursuant to the merger (after aggregating all shares held). The amount of cash for each fractional share will be calculated by multiplying the fraction of a share of Republic common stock to which the Allied stockholder would have been entitled to receive in the merger by the closing sale price of a share of Republic common stock on the first trading day immediately following the effective time of the merger. The Republic common stock received based on the exchange ratio, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “The Merger Agreement — Merger Consideration — Fractional Shares” beginning on page 106.

Republic Stockholders.  Republic stockholders will continue to own their existing shares of Republic common stock after the merger. Each share of Republic common stock will represent one share of common stock in the combined company.

Ownership of the Combined Company After the Merger (see page 46)

As of June 30, 2008, Republic has approximately 181.9 million outstanding shares of Republic common stock and has reserved approximately 10.5 million shares of Republic common stock in connection with the exercise of outstanding Republic options and other equity-based awards. Pursuant to the merger, at the effective time of the merger, Republic (1) will issue approximately 196.2 million shares of Republic common stock and (2) will reserve for issuance approximately 14.1 million shares of Republic common stock in connection with the exercise or settlement of Allied equity-based awards and conversion of the Allied convertible debentures. Republic and Allied expect that the shares of Republic common stock issued in connection with the merger in respect of outstanding Allied common stock will represent approximately 51.7% of the outstanding common stock of the combined company immediately after the merger on a diluted basis. Shares of Republic common stock held by Republic stockholders immediately prior to the merger will represent approximately 48.3% of the outstanding common stock of the combined company immediately after the merger on a diluted basis.

Comparative Per Share Market Price and Dividend Information (see page 22)

Republic common stock is listed on the NYSE under the symbol “RSG.” Allied common stock is listed on the NYSE under the symbol “AW.” The following table sets forth the closing sale prices of Republic common stock as reported on the NYSE and the closing sale prices of Allied common stock as reported on the NYSE, each on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, on June 20, 2008, the last trading day before the day on which Republic and Allied announced the execution of the merger agreement, and on October 3, 2008, the last trading day before the Republic and Allied record date. This table also shows the implied value of an Allied common share, which was calculated by multiplying the closing price of Republic common stock on those dates by the exchange ratio of .45.

	Republic	Allied	Implied
	Common	Common	Value of Allied
	Stock	Stock	Common Stock

June 12, 2008	$33.66	$13.92	$15.15
June 20, 2008	31.19	13.56	14.04
October 3, 2008	28.35	11.08	12.76

The market prices of Republic common stock and Allied common stock will fluctuate before the special meetings and before the merger is completed. Therefore, you should obtain current market quotations for Republic common stock and Allied common stock.

Comparison of Stockholder Rights

Republic and Allied are both Delaware corporations. The Republic Amended and Restated Certificate of Incorporation and amended and restated bylaws contain provisions that are different from the Allied Amended and Restated Certificate of Incorporation and amended and restated bylaws. In connection with the merger, Republic will amend and restate its bylaws to provide for certain corporate governance and other matters. For a discussion of certain differences among the rights of stockholders, see “Comparison of Stockholder Rights” beginning on page 135.

Recommendations to Stockholders

Recommendations to Republic Stockholders.  The Republic board of directors has unanimously determined that the Republic share issuance in connection with the merger is advisable and in the best interests of Republic and its stockholders. The Republic board of directors recommends that Republic stockholders vote:

•	“FOR” the Republic share issuance in connection with the merger; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

For additional information see “The Republic Special Meeting — Board Recommendations” beginning on page 123.

Recommendations to Allied Stockholders.  The Allied board of directors has unanimously determined that the merger agreement and the merger contemplated by the merger agreement are advisable and in the best interests of Allied and its stockholders. The Allied board of directors recommends that Allied stockholders vote:

•	“FOR” the adoption of the merger agreement; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

For additional information see “The Allied Special Meeting — Board Recommendations” beginning on page 127.

In making their respective recommendations, each of the Republic board of directors and the Allied board of directors considered, among other matters, the strategic benefits of combining the two companies, the strong financial foundation of the combined company, the synergies and cost savings expected to be achieved by the merger, the strengthened management team of the combined company and the net growth opportunities available to the combined company. For additional information see “The Merger — Rationale for the Merger” beginning on page 58. In addition, in making its respective recommendation, each board considered those further matters set forth under the headings “The Merger — Republic Reasons for the Merger” and “The Merger — Allied Reasons for the Merger” beginning on pages 59 and 73, respectively.

Opinions of Financial Advisors (see pages 64 and 78)

Republic.  In connection with the merger, the Republic board of directors received an oral opinion, subsequently confirmed by delivery of a written opinion dated June 22, 2008, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is referred to as Merrill Lynch, as to the fairness, from a financial point of view and as of the date of such opinion, to Republic of the exchange ratio provided for in the merger agreement. The full text of the written opinion of Merrill Lynch is attached to this joint proxy statement/prospectus as Annex C. Republic stockholders are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and qualifications and limitations on the review undertaken. Merrill Lynch’s opinion as to the fairness, from a financial point of view, of the exchange ratio to Republic was provided to the Republic board of directors in connection with its evaluation of the exchange ratio from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how that stockholder should vote on the proposed merger or any related matter.

Allied.  In connection with the merger, the Allied board of directors received a written opinion, dated June 22, 2008, from Allied’s financial advisor, UBS Securities LLC, which is referred to as UBS, as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio provided for in the merger to the holders of Allied common stock. The full text of UBS’ written opinion, dated June 22, 2008, is attached to this joint proxy statement/prospectus as Annex D. UBS’ opinion was provided for the benefit of the Allied board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio from a financial point of view and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Allied or Allied’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger. Holders of Allied common stock are encouraged to read UBS’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS.

Allied Options, Other Equity-Based Awards and Convertible Debentures (see page 107)

At the effective time of the merger, each outstanding option issued by Allied to purchase shares of Allied common stock, which is referred to as an Allied option, will be converted into an option to purchase shares of Republic common stock on the same terms and conditions as were applicable before the merger (but taking into account any acceleration of Allied options in connection with the merger) except that the holder thereof will be allowed to purchase shares of Republic common stock equal to (1) the number of shares of Allied common stock subject to the Allied option before the completion of the merger multiplied by (2) .45, which is the exchange ratio, (3) with the result rounded to the nearest whole share. In addition, at the effective time of the merger, each option that has been converted into an option to purchase shares of Republic common stock will have an exercise price per share equal to (1) the exercise price per share of Allied common stock purchasable pursuant to the Allied option before the completion of the merger divided by (2) .45, which is the exchange ratio, (3) with the result rounded to the nearest whole cent.

At the effective time of the merger, each outstanding Allied restricted share, restricted stock unit and deferred stock unit, which are referred to as other Allied equity-based awards, will be converted into a restricted share, restricted stock unit or deferred stock unit of Republic, respectively, on the same terms and conditions (but taking into account any acceleration of Allied equity-based awards in connection with the merger) as were applicable before the merger except that the number of shares of Republic common stock subject to the converted other Allied equity-based award will equal (1) the number of shares of Allied common stock subject to the equity-based award before the completion of the merger multiplied by (2) .45, which is the exchange ratio, (3) with the result rounded to the nearest whole share. For more information regarding Allied equity-based awards, please see “The Merger Agreement — Allied Options, Other Equity-Based Awards and Convertible Debentures” beginning on page 107.

In April 2004, Allied issued $230 million of 4.25% senior subordinated convertible debentures due 2034. The debentures are convertible into 11.3 million shares of Allied common stock at a conversion price of

$20.43 per share. Each convertible debenture outstanding immediately prior to the effective time will, following the merger, remain outstanding and cease to be convertible into Allied common stock and the holder of such convertible debenture will become entitled to receive, upon conversion thereof, Republic common stock that such holder would have received in the merger if such holder had converted the holder’s debenture to Allied common stock immediately prior to the merger.

Interests of Republic and Allied Executive Officers and Directors in the Merger (see pages 70, 85 and 92)

When you consider the Republic and Allied board of directors’ respective recommendations that stockholders vote in favor of the proposals described in this joint proxy statement/prospectus, you should be aware that (1) some Republic executive officers and directors may have interests that may be different from, or in addition to, Republic stockholders’ interests, including their receipt of severance benefits under existing Republic employment arrangements, accelerated vesting of Republic equity-based awards and participation in various benefits plans, and (2) some Allied executive officers and directors may have interests that may be different from, or in addition to, Allied stockholders’ interests, including their receipt of severance benefits under existing Allied employment arrangements, accelerated vesting of Allied equity-based awards and participation in various benefits plans.

No Appraisal Rights (see page 93)

Under Delaware law, Republic and Allied stockholders have no right to an appraisal of the fair value of their shares in connection with the merger.

Material Federal Income Tax Consequences of the Merger (see page 93)

An Allied stockholder’s receipt of Republic common stock pursuant to the merger will generally be tax-free for U.S. federal income tax purposes, except for taxes that may result from any receipt of cash in lieu of a fractional share of Republic common stock. There will be no U.S. federal income tax consequences to a holder of Republic common stock as a result of the merger.

The U.S. federal income tax consequences described above may not apply to some holders of Allied common stock, including some types of holders specifically referred to on page 93. Accordingly, please consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment (see page 91)

Republic will account for the merger as a purchase of Allied by Republic, using the acquisition method of accounting in accordance with United States generally accepted accounting principles, or “GAAP.” Republic and Allied expect that, upon completion of the merger, Allied stockholders will receive approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares on a diluted basis and Republic stockholders will retain 48.3% of the outstanding common stock of the combined company on a diluted basis. In addition to considering these relative voting rights, Republic also considered the proposed composition of the combined company’s board of directors and the board committees, the proposed structure and members of the executive management team of the combined company and the premium to be paid by Republic to acquire Allied in determining the acquirer for accounting purposes. Based on the weighting of these factors, Republic has concluded that it is the accounting acquirer.

Under the acquisition method of accounting, as of the effective time of the merger, the assets, including identifiable intangible assets, and liabilities of Allied will be recorded at their respective fair values and added to those of Republic. Any excess of the purchase price for the merger over the net fair value of Allied’s assets and liabilities will be recorded as goodwill. The results of operations of Allied will be combined with the results of operations of Republic beginning on the effective time of the merger. The consolidated financial statements of Republic after the effective time of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Allied. Following the merger, and subject to the finalization of the purchase price allocation, the earnings of Republic will reflect the effect of any purchase accounting adjustments, including any increased depreciation and amortization associated with fair value adjustments to the assets acquired and liabilities assumed.

The preliminary purchase price allocation assumes the merger is consummated in 2008, and that it will be accounted for under Statement of Financial Accounting Standards No. 141, “Business Combinations.” Republic’s and Allied’s management believe the merger will be consummated in the fourth quarter of 2008. If the merger is consummated subsequent to December 31, 2008, it will be accounted for under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which is effective for Republic on January 1, 2009. SFAS 141(R) changes the methodologies for calculating purchase price and for determining fair values. It also requires that all transaction and restructuring costs related to business combinations be expensed as incurred, and it requires that changes in deferred tax asset valuation allowances and liabilities for tax uncertainties subsequent to the acquisition date that do not meet certain remeasurement criteria be recorded in the income statement. The consolidated balance sheet and results of operations of the combined company would be materially different if the merger of Republic and Allied were accounted for under SFAS 141(R).

Regulatory Matters (see page 96)

The merger is subject to review by federal and state antitrust authorities pursuant to applicable federal and state antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules and regulations thereunder, the merger cannot be completed until the companies have made the required notifications and the occurrence of the first of the following: (1) the early termination of the waiting period; (2) the expiration of the required waiting period; or (3) the resolution of any applicable federal or state litigation. Republic and Allied filed the required notification and report forms with the United States Department of Justice, Antitrust Division and the Federal Trade Commission on June 23, 2008.

Financing (see page 97)

In connection with the merger, Republic intends to refinance Allied’s existing senior secured credit facility, which includes a revolving credit facility, a term loan facility, an institutional letter of credit facility and an incremental revolving letter of credit facility. Republic intends to accomplish the refinancing through a combination of funding under a new $1.75 billion senior revolving credit facility, which is referred to as the new credit facility, and Republic’s existing $1.0 billion senior revolving credit facility, which is referred to as the existing credit facility. The new credit facility and the existing credit facility are referred to together as the credit facilities. Allied’s other debt will remain outstanding immediately following the merger.

Republic entered into the new credit facility evidenced by a Credit Agreement dated as of September 18, 2008 among Republic, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JPMorgan Chase Bank, N.A., as Syndication Agent, Barclays Bank, PLC, BNP Paribas, and The Royal Bank of Scotland PLC, as Co-Documentation Agents and the other lenders party thereto, and intends to close the initial funding under the new credit facility concurrent with the merger. A condition to the initial funding under the new credit facility will be the closing of the merger on or prior to May 15, 2009. Additional conditions to the initial funding under the new credit facility, as well as terms of the new credit facility, are described under “Financing.”

On September 18, 2008, Republic entered into an amendment to the existing credit facility that, subject to the initial funding under the new credit facility, will amend the terms of the existing credit facility to be substantially similar to the terms of the new credit facility, including pricing but excluding maturity, and otherwise permit the acquisition.

On September 19, 2008, Allied entered into an amendment of its $400 million accounts receivable facility consenting to the acquisition. Subsequent to the Allied stockholder vote but prior to the closing of the merger, Allied expects to enter into an amendment to its accounts receivable facility extending its maturity date by an additional 364 days. Allied has entered into a mandate letter with Calyon New York Branch to begin the process to obtain the extension. If the extension is obtained, Republic would not seek to refinance the Allied accounts receivable facility prior to the closing of the acquisition. If the extension is not obtained, Republic believes that it could obtain the financing necessary to refinance the Allied accounts receivable facility on terms that would be acceptable to the lenders under the new credit facility and the existing credit facility. Republic may elect to complete such refinancing concurrently with the closing of the merger, or at some time prior to May 29, 2009, when the accounts receivable facility is scheduled to expire.

For more information regarding the financing in connection with the merger, see “Financing.”

Listing of Republic Stock (see page 108)

Republic has agreed to use its best efforts to cause the shares of Republic common stock to be issued pursuant to the merger and the shares of Republic common stock to be reserved for issuance upon exercise or settlement of Allied equity-based awards or conversion of Allied convertible debentures to be approved for listing on the NYSE. It is also a condition to the merger that the shares of Republic common stock issuable in connection with the merger be approved for listing on the NYSE on or prior to the effective time of the merger.

New Republic Governance Structure After the Merger (see page 108)

Republic and Allied have agreed on a governance structure for Republic following the completion of the merger, referred to as the New Republic Governance Structure, as further described below.

Republic Board of Directors

During the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the third annual meeting of Republic stockholders held after the effective time, referred to as the Continuation Period:

•	the Republic board of directors must have a “Continuing Republic Committee,” consisting solely of five Continuing Republic Directors, defined as directors who are either (1) members of the Republic board of directors prior to the effective time of the merger, determined by the Republic board of directors to be “independent” of Republic under the rules of the NYSE and designated by Republic to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Republic Committee;

•	the Republic board of directors must have a “Continuing Allied Committee,” consisting solely of five Continuing Allied Directors, defined as directors who are either (1) members of the Allied board of directors prior to the effective time of the merger, determined by the Allied board of directors to be “independent” of Allied and Republic under the rules of the NYSE and designated by Allied to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Allied Committee;

•	the Republic board of directors must be comprised of eleven members, consisting of (1) the Chief Executive Officer of Republic, (2) five Continuing Republic Directors, and (3) five Continuing Allied Directors, provided that, notwithstanding the foregoing, after the Initial Continuation Period, the size of the Republic board of directors may be increased by the affirmative vote of a majority of the board of directors;

•	at each meeting of the Republic stockholders during the Continuation Period at which directors are to be elected, (1) the Continuing Republic Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Republic Directors to be elected at such meeting, and (2) the Continuing Allied Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Allied Directors to be elected at such meeting; and

•	all directors nominated or appointed by the Continuing Republic Committee or the Continuing Allied Committee, as the case may be, must be “independent” of Republic for purposes of the rules of the NYSE, as determined by a majority of the persons making the nomination or appointment.

•	In addition, during the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the second annual meeting of Republic stockholders held after the effective time, referred to as the Initial Continuation Period, (1) if any Continuing Republic Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Republic Committee, and (2) if any Continuing Allied Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Allied Committee.

Committees of the Republic Board of Directors

Other than with respect to the Continuing Republic Committee or the Continuing Allied Committee:

•	during the Continuation Period, each committee of the Republic board of directors must be comprised of five members, consisting of three Continuing Republic Directors and two Continuing Allied Directors;

•	the initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the Republic board of directors as of the effective time of the merger will be, in each case, the Continuing Republic Director who was the chairman of such committee immediately prior to the effective time of the merger; and

•	each Continuing Republic Director and Continuing Allied Director serving on the Audit Committee, the Nominating and Corporate Governance Committee or the Compensation Committee of the Republic board of directors must qualify as “independent” under the rules of the NYSE and, as applicable, the rules of the SEC.

Amendments to the Republic Bylaws

In connection with the merger, the Republic bylaws will be amended and restated as of the effective time in the form attached to this joint proxy statement/prospectus as Annex B in order to facilitate the implementation of the New Republic Governance Structure, as well as to revise certain other provisions of the Republic bylaws as agreed to by Republic and Allied.

Future Amendments to New Republic Governance Structure

During the Continuation Period, the Republic board of directors may amend, alter or repeal any provisions included in the Republic bylaws relating to the New Republic Governance Structure only upon the affirmative vote of directors constituting at least seven members of the Republic board of directors, referred to as the required number. In the event that the size of the Republic board of directors is increased after the Initial Continuation Period as described above, the required number will be increased by one for each additional director position created.

Conditions to Completion of the Merger (see page 119)

Each party’s obligations to effect the merger is subject to the satisfaction or waiver of mutual conditions, including the following:

•	receipt of the Republic stockholder approval and Allied stockholder approval, in each case in accordance with Delaware law;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the merger under the HSR Act;

•	the absence of any law, temporary restraining order or preliminary or permanent injunction or other order making the merger illegal or otherwise prohibiting the consummation of the merger (collectively, “restraints”);

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Republic common stock issuable in connection with the merger; and

•	the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

Each of Republic’s and RS Merger Wedge Inc.’s, on the one hand, and Allied’s, on the other hand, obligation to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	(x) certain representations and warranties made by the other party or parties in the merger agreement regarding capitalization, authority, broker fees, the opinion of the financial advisor, takeover laws, rights plans, ownership of stock, interests in competitors, insurance and RS Merger Wedge Inc.’s operations, being true and correct in all material respects on the date of the merger agreement and as of the closing date (or, if applicable, an earlier specified date) and (y) the other representations and warranties made by the other party or parties in the merger agreement being true and correct (without giving effect to any materiality or material adverse effect qualifications and words of similar import) on the date of the merger agreement and as of the closing date (or, if applicable, an earlier specified date), except in each case where the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the party making the representation or warranty (and provided that two representations and warranties made by Allied in respect of its indebtedness must be true and correct on the closing date without any materiality qualification);

•	the performance by the other party or parties in all material respects of the covenants required to be performed by it or them at or before the effective time of the merger;

•	receipt by each of Republic and Allied of an officer’s certificate of the other party on the closing date stating that the closing conditions with respect to such other party’s representations and warranties and covenants have been satisfied; and

•	receipt by each party of an opinion of its own counsel that the merger will qualify as a tax-free reorganization.

In addition, Republic’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional condition:

•	receipt by Republic of written confirmation from the applicable credit ratings agency that, upon the consummation of the merger, the consolidated senior unsecured debt of Republic (including Allied or any Allied subsidiary to the extent an issuer under certain indentures, and after giving effect to any parent or other guarantees required by such agency) will be rated either (i) BBB- or better by Standard & Poor’s and Ba1 or better by Moody’s, or (ii) Baa3 or better by Moody’s and BB+ or better by Standard & Poor’s. Each of Republic and Allied has committed to use its best efforts to ensure that this closing condition is satisfied.

Termination of the Merger Agreement (see page 120)

The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of Republic and Allied.

The merger agreement may also be terminated prior to the effective time of the merger by either Republic or Allied if:

•	the merger has not been completed on or before May 15, 2009 (the “outside date”), except that the right to terminate the merger agreement under this provision will not be available to any party whose breach or failure to fulfill any obligation of the merger agreement has been a principal cause of or resulted in the failure of the merger to occur on or before the outside date;

•	any restraint having the effect of making the merger illegal or otherwise prohibiting the completion of the merger becomes final and nonappealable; provided, however that the party electing to terminate pursuant to this provision will have used its reasonable best efforts to oppose any such restraint or to have such restraint vacated or made inapplicable to the merger; or

•	the Republic stockholders or Allied stockholders fail to give the necessary approvals at their special meetings or any adjournments or postponements thereof.

The merger agreement may also be terminated prior to the effective time of the merger by Republic if:

•	prior to the Allied stockholder approval, the Allied board of directors changes its recommendation to the Allied stockholders that they adopt the merger agreement unless, within ten business days, Republic requires the Allied board of directors to nevertheless submit such adoption to the Allied stockholders for approval despite such change in recommendation;

•	Allied has breached any of its representations or warranties or failed to perform in any material respect any of its covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would prevent Allied from satisfying the closing conditions of the merger agreement relating to the accuracy of the representations and warranties and/or compliance with covenants, and (ii) cannot be cured by the outside date or, if capable of being cured by that date, is not cured within 30 calendar days’ written notice to Allied; or

•	prior to the Republic stockholder approval, the Republic board of directors changes its recommendation to the Republic stockholders that they approve the Republic share issuance and, within ten business days, Allied does not require the Republic board of directors to nevertheless submit the Republic share issuance to the Republic stockholders for approval despite such change in recommendation.

The merger agreement may also be terminated prior to the effective time of the merger by Allied if:

•	prior to the Republic stockholder approval, the Republic board of directors changes its recommendation to the Republic stockholders that they approve the Republic share issuance unless, within ten business days, Allied requires the Republic board of directors to nevertheless submit the Republic share issuance to the Republic stockholders for approval despite such change in recommendation;

•	Republic has breached any of its representations or warranties or failed to perform in any material respect any of its covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would prevent Republic from satisfying the closing conditions of the merger agreement relating to the accuracy of the representations and warranties and/or compliance with covenants, and (ii) cannot be cured by the outside date or, if capable of being cured by that date, is not cured within 30 calendar days’ written notice to Republic; or

•	prior to the Allied stockholder approval, the Allied board of directors changes its recommendation to the Allied stockholders that they adopt the merger agreement and, within ten business days, Republic does not require the Allied board of directors to nevertheless submit such adoption to the Allied stockholders for approval despite such change in recommendation.

Termination Fees (see page 121)

Termination Fee Payable by Republic.  Republic has agreed to pay Allied a termination fee of $200 million, and up to $50 million of Allied’s reasonable documented fees and expenses incurred in connection with the merger and the merger agreement, under any of the following circumstances:

•	if the merger agreement is terminated by Republic or Allied following the failure by Republic to obtain the Republic stockholder approval, and (1) prior to such termination, an acquisition proposal with respect to Republic has been publicly announced or made known to the Republic board of directors and (2) within 12 months of such termination, Republic enters into a binding agreement to effect an acquisition proposal or consummates an acquisition proposal; or

•	if the merger agreement is terminated by Republic or Allied following a change in the Republic recommendation, but only if (1) Allied does not require the Republic board of directors to nevertheless submit the Republic share issuance to the Republic stockholders for approval despite such change in the Republic recommendation or (2) Allied is otherwise entitled to the payment of a termination fee and expenses under the circumstances described in the immediately preceding clause.

Termination Fee Payable by Allied.  Allied has agreed to pay Republic a termination fee of $200 million, and up to $50 million of Republic’s reasonable documented fees and expenses incurred in connection with the merger and the merger agreement, under any of the following circumstances:

•	if the merger agreement is terminated by Republic or Allied following the failure by Allied to obtain the Allied stockholder approval, and (1) prior to such termination, an acquisition proposal with respect to Allied has been publicly announced or made known to the Allied board of directors and (2) within 12 months of such termination, Allied enters into a binding agreement to effect an acquisition proposal or consummates an acquisition proposal; or

•	if the merger agreement is terminated by Republic or Allied following a change in the Allied recommendation, but only if (1) Republic does not require the Allied board of directors to nevertheless submit such adoption to the Allied stockholders for approval despite such change in the Allied recommendation or (2) Republic is otherwise entitled to the payment of a termination fee and expenses under the circumstances described in the immediately preceding clause.

Executive Officers (see page 92)

Republic and Allied have agreed that upon consummation of the merger the following persons will be executive officers of the combined company and hold the offices set forth next to their names:

Name	Title

James E. O’Connor	Chief Executive Officer and Chairman of the Board
Donald W. Slager	Chief Operating Officer and President
Tod C. Holmes	Executive Vice President and Chief Financial Officer
Michael J. Cordesman	Executive Vice President
Timothy R. Donovan	Executive Vice President, General Counsel and Secretary

Headquarters (see page 92)

The combined company’s corporate headquarters will be located in Phoenix, Arizona.

Special Meetings of Republic and Allied Stockholders

The Republic Special Meeting (see page 123)

Meeting.  The Republic special meeting will be held on November 14, 2008 at 1:30 p.m., Eastern time, in the Atrium on the 7th Floor of the AutoNation Building, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. At the Republic special meeting, Republic stockholders will be asked to:

•	approve the issuance of shares of Republic common stock and other securities in connection with the merger; and

•	approve an adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Record Date; Votes.  Republic has fixed the close of business on October 6, 2008 as the record date, which is referred to as the Republic record date, for determining the Republic stockholders entitled to receive notice of and to vote at the Republic special meeting. Only holders of record of Republic common stock on the Republic record date are entitled to receive notice of and vote at the Republic special meeting, and any adjournment or postponement thereof.

Each share of Republic common stock is entitled to one vote on each matter brought before the meeting. On the Republic record date, there were 182,163,533 shares of Republic common stock issued and outstanding.

Required Vote.  The Republic proposals require different percentages of votes for approval as set forth below:

Republic stockholders must approve the Republic share issuance under each of (1) the rules of the NYSE and (2) the Republic bylaws, as follows:

•	under the NYSE rules, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the total number of shares of Republic common stock issued and outstanding on the record date for the Republic special meeting; and

•	under the Republic bylaws, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of the total number of shares of Republic common stock present, in person or by proxy at the special meeting, and entitled to vote on the proposal.

Approval of the Republic share issuance by Republic stockholders is a condition to completion of the merger.

Approval of an adjournment of the Republic special meeting, if necessary, to solicit additional proxies in favor of the Republic share issuance requires the affirmative vote of holders of Republic common stock representing a majority of the total number of shares of Republic common stock present, in person or by proxy at the Republic special meeting, and entitled to vote on the proposal.

Failure to Vote; Abstentions.  If you are a Republic stockholder, any of your shares as to which you abstain will have the same effect as a vote “AGAINST” the Republic share issuance. Under the NYSE rules, any of your shares that are not voted on the Republic share issuance will not be counted to determine if holders representing a majority of the issued and outstanding shares of Republic common stock have cast a vote on that proposal, making the requirement that votes cast represent a majority of the total issued and outstanding shares of Republic common stock more difficult to meet. Any of your shares as to which you abstain or which are present and entitled to vote but not voted will have the same effect as a vote “AGAINST” approving an adjournment of the Republic special meeting. For more information regarding the effect of abstentions, a failure to vote or broker non-vote, see “The Republic Special Meeting — Votes Required to Approve Republic Proposals” on page 124.

Revocation of Proxies.  You have the power to revoke your proxy at any time before the proxy is voted at the Republic special meeting. You can revoke your proxy in one of four ways:

•	you can send a signed notice of revocation of proxy;

•	you can grant a new, valid proxy bearing a later date;

•	you can revoke the proxy in accordance with the telephone or Internet proxy submission procedures described in the proxy voting instructions attached to the proxy card; or

•	if you are a holder of record, you can attend the Republic special meeting and vote in person, which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods to revoke your proxy, you must submit your notice of revocation or your new proxy to Republic’s Corporate Secretary at the Republic address under “The Companies” beginning on page 105 so that it is received no later than the beginning of the Republic special meeting.

Stock Ownership of Republic Directors and Executive Officers.  On October 6, 2008, the Republic record date, directors and executive officers of Republic and their respective affiliates owned and were entitled to vote approximately 1,000,052 shares of Republic common stock, or approximately 0.55% of the shares of Republic common stock outstanding on that date. To Republic’s knowledge, the directors and executive officers of Republic and their respective affiliates intend to vote their shares of Republic common stock in favor of all Republic proposals at the Republic special meeting, and any adjournment or postponement thereof.

The Allied Special Meeting (see page 127)

Meeting.  The Allied special meeting will be held on November 14, 2008, at 11:30 a.m., Mountain time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260. At the Allied special meeting, Allied stockholders will be asked to:

•	adopt the merger agreement, pursuant to which Allied will become a wholly owned subsidiary of Republic; and

•	approve an adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Record Date; Votes.  Allied has fixed the close of business on October 6, 2008 as the record date, which is referred to as the Allied record date, for determining the Allied stockholders entitled to receive notice of and to vote at the Allied special meeting. Only holders of record of Allied common stock on the Allied record date are entitled to receive notice of and vote at the Allied special meeting, and any adjournment or postponement thereof.

Each share of Allied common stock is entitled to one vote on each matter brought before the meeting. On the Allied record date, there were 433,493,501 shares of Allied common stock issued and outstanding.

Required Vote.  The Allied proposals require different percentages of votes in order to approve them:

•	the adoption of the merger agreement requires the affirmative vote of holders of shares of Allied common stock representing a majority of the total number of shares of Allied common stock issued and outstanding on the Allied record date; and

•	the approval of an adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement, requires the affirmative vote of holders of shares of Allied common stock representing a majority of the total number of shares of Allied common stock present, in person or by proxy at the Allied special meeting, and entitled to vote on the proposal.

Adoption of the merger agreement by Allied stockholders is a condition to completion of the merger.

Failure to Vote; Abstentions.  If you are an Allied stockholder, any of your shares as to which you abstain or which are not voted will have the same effect as a vote “AGAINST” adopting the merger agreement and any of your shares as to which you abstain or which are present and entitled to vote but not voted will have the same effect as a vote against approving an adjournment of the Allied special meeting. For more information regarding the effect of abstentions, a failure to vote or broker non-votes, see “The Allied Special Meeting — Votes Required to Approve Allied Proposals” beginning on page 128.

Revocation of Proxies.  You have the power to revoke your proxy at any time before the proxy is voted at the Allied special meeting. You can revoke your proxy in one of four ways:

•	you can send a signed notice of revocation of proxy;

•	you can grant a new, valid proxy bearing a later date;

•	you can revoke the proxy in accordance with the telephone or Internet proxy submission procedures described in the proxy voting instructions attached to the proxy card; or

•	if you are a holder of record, you can attend the Allied special meeting and vote in person, which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods to revoke your proxy, you must submit your notice of revocation or your new proxy to Allied’s Corporate Secretary at the Allied address under “The Companies” beginning on page 105 so that it is received no later than the beginning of the Allied special meeting.

Stock Ownership of Directors and Executive Officers.  On October 6, 2008, the Allied record date, directors and executive officers of Allied and their respective affiliates owned and were entitled to vote approximately 48,876,385 shares of Allied common stock, or approximately 11.3% of the shares of Allied common stock outstanding on that date. To Allied’s knowledge, the directors and executive officers of Allied and their respective affiliates intend to vote their shares of Allied common stock in favor of all Allied proposals at the Allied special meeting, and any adjournment or postponement thereof. Included in the foregoing are Allied shares owned by entities affiliated with Blackstone Capital Partners II Merchant Bank Fund L.P. (collectively, “Blackstone”), who currently have the right to nominate three of Allied’s directors and who together owned approximately 11.1% of Allied’s outstanding shares of common stock as of the Allied record date. Blackstone has agreed, in connection with any proposed business combination involving Allied, to vote their shares in the manner recommended by a majority of the Allied board of directors. Accordingly, Allied expects that all shares of Allied common stock owned by Blackstone will be voted in favor of the merger. Blackstone’s right to nominate any directors will terminate at the effective time of the merger.

Recent Developments

Waste Management Proposal

On July 14, 2008, Republic received from Waste Management, Inc. an unsolicited proposal to acquire all of Republic’s outstanding common stock for $34.00 per share in cash, subject to Waste’s conducting a due diligence review of Republic, obtaining financing, clearing all antitrust reviews without divestitures that would have a material adverse effect, maintaining its investment grade credit ratings and other conditions. On July 17, 2008, the Republic board of directors conducted a telephonic meeting to review the Waste proposal. After careful consultation with its legal and financial advisors and further deliberations, the Republic board of directors determined unanimously that the Waste proposal did not constitute, and could not reasonably be expected to lead to, a proposal for a transaction that is or would be more favorable to Republic stockholders than the merger transaction between Republic and Allied. On July 18, 2008, Republic issued a press release, emphasizing that Republic is not for sale and that as a result of the Republic board of directors’ determination, and in accordance with Republic’s obligations under the terms of the merger agreement with Allied, Republic may not furnish information to, or have discussions and negotiations with, Waste. At the meeting, the Republic board of directors also reaffirmed its recommendation to Republic stockholders regarding the existing transaction with Allied. On August 11, 2008, the Republic board of directors received a revised unsolicited proposal from Waste to acquire all of the Republic outstanding common stock for $37.00 per share in cash, which proposal remained subject to substantial conditions. On August 14, 2008, the Republic board of directors determined unanimously that the revised Waste proposal did not meet the standard in the merger agreement to allow Republic to furnish information to, or have discussions and negotiations with, Waste. See “The Merger — Background of the Merger.”

Certain Litigation

On July 25, 2008, a putative class action was filed, and on August 15, 2008 was amended, in the Court of Chancery of the State of Delaware by the New Jersey Carpenters Pension and the New Jersey Carpenters Annuity Funds against Republic and the members of the Republic board of directors, individually.

On August 21, 2008, a second putative class action was filed in the Court of Chancery of the State of Delaware by David Shade against Republic, the members of the Republic board of directors, individually, and Allied. On September 22, 2008, the New Jersey Carpenters and the Shade cases were consolidated by the Court of Chancery, and on September 24, 2008, the plaintiffs in the Delaware case, now known as In Re: Republic Services Inc. Shareholders Litigation, filed a verified consolidated amended class action complaint in the Court of Chancery of the State of Delaware. Discovery in the Delaware case is ongoing.

On September 5, 2008, a putative class action was filed in the Circuit Court in and for Broward County, Florida, by the Teamsters Local 456 Annuity Fund against Republic and the members of the Republic board of directors, individually. On September 24, 2008, the defendants in the Florida litigation filed a Motion to Stay or to Dismiss the lawsuit in light of the consolidated Delaware class action. On October 6, 2008, the Circuit Court ordered full briefing on the Motion to Stay or Dismiss and a hearing on the Motion is set for October 31, 2008. No further activity in the Florida litigation was allowed by the Circuit Court pending the hearing. However, the Circuit Court ordered, in the interim, defendants to provide the Florida plaintiff with copies of any discovery produced to plaintiffs in the Delaware action.

Each of these suits primarily seeks to enjoin the proposed transaction between Republic and Allied and compel Republic to accept the unsolicited proposals made by Waste, or at least compel the Republic board of directors to further consider and evaluate the Waste proposals, as well as damages and attorneys’ fees.

Rights Plan and Amended and Restated Bylaws

On July 28, 2008, the Republic board of directors declared a dividend of one preferred share purchase right, each of which is referred to as a right and collectively as the rights, for each outstanding share of Republic common stock. The dividend was paid to holders of record of Republic’s common stock as of the close of business on August 7, 2008. The specific terms of the rights are contained in the Rights Agreement, dated as of July 28, 2008, by and between Republic and The Bank of New York Mellon, as Rights Agent.

The Republic board of directors adopted the Rights Agreement to protect Republic stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights impose a significant penalty upon any person or group which acquires beneficial ownership of 10% (20% in the case of existing 10% holders) or more of Republic’s outstanding common stock, including derivatives, unless such acquisition was approved by the Republic board of directors or such acquisition was in connection with an offer for all of the outstanding shares of Republic common stock for the same consideration. The rights will terminate concurrently with the acquisition of more than 50% of Republic’s outstanding shares of common stock not owned by the acquiring person in such an offer, provided that the acquiring person irrevocably commits to acquire all remaining untendered shares for the same consideration as in the tender offer as promptly as practicable following completion of the offer. See “Description of Republic Capital Stock” and “Amendment to the Republic Amended and Restated Bylaws.”

Also on July 28, 2008, Republic adopted bylaw amendments intended to provide orderly procedures to regulate the written consent process and to require notice and information about stockholder proposals. Stockholders seeking to act by written consent must request the Republic board of directors set a record date for stockholders entitled to consent. The record date must be set within ten days of a request and must be no later than ten days after the Republic board of directors acts. Absent this bylaw, action could be taken by consent without prior notice to Republic and all of its stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF REPUBLIC
(in millions, except per share data)

The following tables set forth the selected historical consolidated financial data for Republic. The selected consolidated financial data as of and for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from Republic’s consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data as of and for the six months ended June 30, 2008 and June 30, 2007 have been derived from Republic’s unaudited consolidated condensed financial statements, which include all adjustments, consisting only of normal, recurring adjustments, that Republic considers necessary for the fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 2008 are not necessarily indicative of results that may be expected for the entire fiscal year. Republic’s shares, per share data and weighted average common and common equivalent shares outstanding have been retroactively adjusted for all periods prior to 2007 to reflect a 3-for-2 stock split in the form of a stock dividend that was effective on March 16, 2007.

You should read this selected consolidated financial data in conjunction with Republic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Republic’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.

	Six Months
	Ended June 30,		Years Ended December 31,
	2008(1)	2007(2)	2007(2)	2006	2005	2004	2003

Statement of Income Data:
Revenue	$1,606.7	$1,574.0	$3,176.2	$3,070.6	$2,863.9	$2,708.1	$2,517.8
Expenses:
Cost of operations	1,054.0	986.3	1,997.3	1,924.4	1,803.9	1,714.4	1,605.4
Depreciation, amortization and depletion	149.6	155.9	305.5	296.0	278.8	259.4	239.1
Accretion	8.9	8.3	17.1	15.7	14.5	13.7	12.7
Selling, general and administrative	166.4	155.7	320.3	315.0	289.5	268.3	247.9

Operating income	227.8	267.8	536.0	519.5	477.2	452.3	412.7
Interest expense	(42.5)	(47.2)	(94.8)	(95.8)	(81.0)	(76.7)	(78.0)
Interest income	5.3	6.4	12.8	15.8	11.4	6.9	9.5
Other income (expenses), net	.9	1.1	14.1	4.2	1.6	1.2	3.2

Income before income taxes	191.5	228.1	468.1	443.7	409.2	383.7	347.4
Provision for income taxes	74.7	87.0	177.9	164.1	155.5	145.8	132.0

Income before cumulative effect of changes in accounting principles	116.8	141.1	290.2	279.6	253.7	237.9	215.4
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	(37.8)

Net income	$116.8	$141.1	$290.2	$279.6	$253.7	$237.9	$177.6

Basic earnings per share:
Before cumulative effect of changes in accounting principles	$.64	$.73	$1.53	$1.41	$1.23	$1.10	$.96
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	(.17)

Basic earnings per share	$.64	$.73	$1.53	$1.41	$1.23	$1.10	$0.79

Weighted average common shares outstanding	182.7	193.2	190.1	198.2	207.0	217.3	224.8

Diluted earnings per share:
Before cumulative effect of changes in accounting principles	$.63	$.72	$1.51	$1.39	$1.20	$1.08	$.95
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	(.17)

	Six Months
	Ended June 30,		Years Ended December 31,
	2008(1)	2007(2)	2007(2)	2006	2005	2004	2003

Diluted earnings per share	$.63	$.72	$1.51	$1.39	$1.20	$1.08	$.78

Weighted average common and common equivalent shares outstanding	184.5	195.1	192.0	200.6	210.8	221.1	227.6

Cash dividends per common share	$.3400	$.2134	$.5534	$.4000	$.3466	$.2400	$.0800

Balance Sheet Data:
Cash and cash equivalents	$13.1	$25.9	$21.8	$29.1	$131.8	$141.5	$119.2
Restricted cash and marketable securities	177.8	129.4	165.0	153.3	255.3	275.7	397.4
Total assets	4,547.5	4,416.2	4,467.8	4,429.4	4,550.5	4,464.6	4,554.1
Total debt	1,617.0	1,498.3	1,567.8	1,547.2	1,475.1	1,354.3	1,520.3
Total stockholders’ equity	1,261.8	1,388.4	1,303.8	1,422.1	1,605.8	1,872.5	1,904.5

(1)	During the six months ended June 30, 2008, Republic recorded a pre-tax charge of $34.0 million ($21.8 million, or $.12 per diluted share, net of tax) related to additional orders received from the Ohio Environmental Protection Agency regarding environmental conditions at its Countywide Recycling and Disposal Facility in Ohio. Also during the six months ended June 30, 2008, Republic recorded a pre-tax charge of $35.0 million ($22.0 million, or $.12 per diluted share, net of tax) related to estimated costs believed required to comply with a Consent Decree and Settlement Agreement that Republic signed with the U.S. EPA, the Bureau of Land Management and Clark County, Nevada related to the Sunrise Landfill in Nevada.

(2)	During the six months ended June 30, 2007, Republic recorded a pre-tax charge of $22.0 million ($13.5 million, or $.07 per diluted share, net of tax) related to estimated costs believed required to comply with final findings and orders issued by the Ohio Environmental Protection Agency in response to environmental conditions at its Countywide Recycling and Disposal Facility in Ohio. During the three months ended September 30, 2007, Republic agreed to take certain additional remedial actions at Countywide and recorded an additional pre-tax charge of $23.3 million ($14.4 million, or $.08 per diluted share, net of tax).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLIED
(in millions, except per share data)

The following tables set forth the selected historical consolidated financial data for Allied. The selected consolidated financial data as of and for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from Allied’s consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data as of and for the six months ended June 30, 2008 and June 30, 2007 have been derived from Allied’s unaudited consolidated condensed financial statements, which include all adjustments, consisting only of normal, recurring adjustments, that Allied considers necessary for the fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 2008 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected consolidated financial data in conjunction with Allied’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Allied’s Current Report on Form 8-K dated May 5, 2008, in which certain previously reported financial information was reclassified to reflect the realignment of their organizational structure during the first quarter of 2008, and Allied’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003(5)

Statement of Operations Data(1):
Revenues	$3,066.5	$2,992.1	$6,068.7	$5,908.5	$5,612.2	$5,396.5	$5,264.1
Cost of operations	1,920.3	1,886.8	3,787.1	3,786.4	3,654.6	3,428.8	3,235.8
Selling, general and administrative expenses	292.1	324.2	631.9	587.3	510.2	544.7	471.7
Merger-related costs	9.0	—	—	—	—	—	—
Depreciation and amortization	277.5	269.9	553.5	557.7	543.6	547.1	534.1
Loss (gain) from divestitures and asset impairments(2)	23.8	1.5	40.5	22.5	—	—	—

Operating income	543.8	509.7	1,055.7	954.6	903.8	875.9	1,022.5
Interest expense and other(3)	216.1	294.1	538.4	563.4	583.1	752.5	826.1

Income from continuing operations before income taxes	327.7	215.6	517.3	391.2	320.7	123.4	196.4
Income tax expense	142.8	90.3	207.1	235.3	131.1	70.6	86.6
Minority interests	0.9	—	0.4	0.1	(0.2)	(2.7)	1.9

Income from continuing operations	$184.0	$125.3	$309.8	$155.8	$189.8	$55.5	$107.9

Basic earnings per share:
Continuing operations	$.43	$.29	$.74	$.32	$.42	$.11	$(2.37)

Weighted average common shares	411.1	368.2	368.8	356.7	326.9	315.0	203.8

Diluted earnings per share:
Continuing operations	$.42	$.29	$.71	$.32	$.42	$.11	$(2.37)

Weighted average common and common equivalent shares	444.8	381.5	443.0	359.3	330.1	319.7	203.8

Balance Sheet Data(1):
Cash and cash equivalents	$69.4	$107.6	$230.9	$94.1	$56.1	$68.0	$444.7
Total assets	13,936.3	13,863.6	13,948.7	13,811.0	13,661.3	13,539.2	13,860.9
Total debt	6,578.1	6,861.3	6,642.9	6,910.6	7,091.7	7,757.0	8,234.1
Stockholders’ equity(4)	4,107.2	3,732.4	3,904.2	3,598.9	3,439.4	2,604.9	2,517.7

(1)	During 2007, 2004 and 2003, Allied sold or held for sale certain operations that met the criteria for reporting as discontinued operations. The selected financial data for all prior periods has been reclassified to exclude these operations from continuing operations.

(2)	Loss (gain) from divestitures and asset impairments includes asset sales completed as a result of Allied’s market rationalization focus and are not included in discontinued operations. The amount of $23.8 million for the six months ended June 30, 2008 includes asset impairment charges of $22.9 million related to two landfill closures in Allied’s Midwest region. The amount of $40.5 million for the year ended December 31, 2007 includes asset impairments of $27.1 million, of which $24.5 million related to the asset impairment charge for one of the Midwest region landfills mentioned previously. The amount of $22.5 million for the year ended December 31, 2006 includes $9.7 million of landfill asset impairments resulting from management’s decision to discontinue development and operations of certain sites and a $5.2 million charge related to the relocation of Allied’s operations support center.

(3)	Includes costs incurred to extinguish debt for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 of $59.6 million, $41.3 million, $62.6 million, $156.2 million and $108.1 million, respectively.

(4)	In 2006, Allied recorded an after-tax charge of $57.4 million to stockholders’ equity relating to the adoption of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158).

(5)	During December 2003, all of Allied’s Series A Preferred Stock was exchanged for 110.5 million shares of common stock. In connection with the exchange, Allied recorded a reduction to net income available to common shareholders of $496.6 million for the fair value of the incremental shares of common stock issued to the holders of the preferred stock over the amount the holders would have received under the original conversion provisions.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL DATA

The following Selected Unaudited Pro Forma Condensed Consolidated Financial Data is based on the historical financial data of Republic and Allied, and has been prepared to illustrate the effects of the merger. The Selected Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations Data below is presented as if the merger were completed on January 1, 2007, and the Selected Unaudited Pro Forma Condensed Consolidated Balance Sheet Data below is presented as if the merger were completed on June 30, 2008. This data should be read in conjunction with Republic’s and Allied’s historical consolidated financial statements and accompanying notes in their Annual Reports on Form 10-K as of and for the year ended December 31, 2007, their Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2008, and Allied’s Current Report on Form 8-K dated May 5, 2008, in which certain previously reported financial information was reclassified to reflect the realignment of their organizational structure during the first quarter of 2008. See also the Unaudited Pro Forma Condensed Consolidated Financial Statements and notes thereto beginning on page 143.

	For the Six Months	For the Year Ended
	Ended June 30, 2008	December 31, 2007
	(in millions,	(in millions,
	except per	except per
	share data)	share data)

STATEMENT OF INCOME FROM CONTINUING OPERATIONS DATA:
Revenue	$4,673.2	$9,244.9
Operating income	743.4	1,527.6
Income from continuing operations	285.4	571.5
Income from continuing operations available to common shareholders	279.2	534.0
Basic income from continuing operations available to common shareholders per share	.76	1.49
Diluted income from continuing operations available to common shareholders per share	.74	1.47
Cash dividends per common share	.34	.55

As of June 30, 2008
(in millions)

BALANCE SHEET DATA:
Cash and cash equivalents	$19.0
Restricted cash (current and non-current)	262.9
Total assets	20,441.6
Total debt	8,197.4
Total stockholders’ equity	7,457.3

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth selected per share data for Republic and Allied separately on a historical basis. It also includes unaudited pro forma consolidated per share data for Republic, which combines the data of Republic and Allied on a pro forma basis giving effect to the merger, and it includes equivalent per share data for Allied. This data should be read in conjunction with Republic’s and Allied’s historical consolidated financial statements and accompanying notes in their Annual Reports on Form 10-K as of and for the year ended December 31, 2007, their Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2008, and Allied’s Current Report on Form 8-K dated May 5, 2008, in which certain previously reported financial information was reclassified to reflect the realignment of their organizational structure during the first quarter of 2008. See also the Unaudited Pro Forma Condensed Consolidated Financial Statements and notes thereto beginning on page 143.

	As of and for the	For the
	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007

Republic Historical Per Share Data:
Income from continuing operations available to common shareholders —
Basic	$.64	$1.53
Diluted	.63	1.51
Cash dividends per common share	.34	.55
Book value per common share	6.94	N/A
Republic Unaudited Pro Forma Consolidated Per Share Data:
Income from continuing operations available to common shareholders —
Basic	$.76	$1.49
Diluted	.74	1.47
Cash dividends per common share	.34	.55
Book value per common share	19.72	N/A
Allied Historical Per Share Data:
Income from continuing operations available to common shareholders —
Basic	$.43	$.74
Diluted	.42	.71
Cash dividends per common share	—	—
Book value per common share	9.48	N/A
Allied Unaudited Equivalent Pro Forma Per Share Data:(1)
Income from continuing operations available to common shareholders —
Basic	$.34	$.67
Diluted	.33	.66
Cash dividends per common share	.15	.25
Book value per common share	8.87	N/A

(1)	The equivalent pro forma per share data for Allied was calculated by multiplying the Republic pro forma consolidated per share data above by the exchange ratio of .45. Under the terms of the merger agreement, Allied stockholders will receive .45 shares of Republic stock for each share of Allied common stock held at the effective time of the merger.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Republic common stock and Allied common stock are each listed and principally traded on the NYSE. Republic common stock is listed for trading under the symbol “RSG” and Allied common stock is listed for trading under the symbol “AW.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Republic common stock and Allied common stock, in each case as reported on the consolidated tape of the NYSE, and the cash dividends per share of common stock, as reported, respectively, in Republic’s and Allied’s Annual Reports on Form 10-K for the year ended December 31, 2007 with respect to years 2006 and 2007, and thereafter as reported in published financial sources. Republic’s per share data have been retroactively adjusted for all periods prior to March 16, 2007 to reflect a 3-for-2 stock split in the form of a stock dividend that was effective on that date.

	Republic Common Stock			Allied Common Stock
	Market Price			Market Price
	High	Low	Dividends	High	Low	Dividends

2006
First Quarter	$28.49	$24.47	$.0933	$12.24	$8.53	$—
Second Quarter	29.47	25.75	.0933	14.26	10.66	—
Third Quarter	27.53	25.04	.1067	11.27	9.78	—
Fourth Quarter	28.83	26.57	.1067	13.50	11.19	—
2007
First Quarter	29.67	26.22	.1067	13.22	12.23	—
Second Quarter	31.09	27.05	.1067	14.00	12.41	—
Third Quarter	33.26	27.93	.1700	13.97	11.90	—
Fourth Quarter	35.00	30.90	.1700	13.15	10.75	—
2008
First Quarter	32.00	27.30	.1700	10.90	9.30	—
Second Quarter	34.44	29.09	.1700	15.00	11.12	—
Third Quarter	36.52	27.29	.1900	13.72	10.73	—
Fourth Quarter (through October 9, 2008)	29.96	22.58	—	11.28	8.60	—

The table below sets forth the closing sale prices of Republic common stock and Allied common stock as reported on the NYSE on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, on June 20, 2008, the last trading day prior to the public announcement of the execution of the merger agreement, and on October 3, 2008, the last trading day before the Republic and Allied record date. The table also shows the implied value of one Allied common share, which was calculated by multiplying the closing sale price of Republic common stock on those dates and the exchange ratio of .45. The market prices of Republic and Allied common stock will fluctuate prior to the time of the special meetings and the completion of the merger. No assurance can be given concerning the market prices of Republic common stock or Allied common stock before the completion of the merger or the market price of Republic common stock after the completion of the merger. The exchange ratio is fixed in the merger agreement. Therefore, the market value of the Republic common stock that Allied stockholders will be entitled to receive pursuant to the merger may vary significantly from the prices shown in the table below.

			Implied Value
	Republic	Allied	of Allied
	Common Stock	Common Stock	Common Stock

June 12, 2008	$33.66	$13.92	$15.15
June 20, 2008	31.19	13.56	14.04
October 3, 2008	28.35	11.08	12.76

Republic stockholders should obtain current market quotations for shares of Republic and Allied common stock in deciding whether to vote for approval of the issuance of Republic common stock in accordance with the terms of the merger agreement. Allied stockholders should obtain current market quotations for shares of Republic common stock and Allied common stock in deciding whether to vote for adoption of the merger agreement.

Pursuant to the merger agreement, Republic is permitted to pay to holders of its common stock, before the effective time of the merger, regular quarterly cash dividends. After the effective time of the merger, Republic and Allied expect that the combined company will continue to pay quarterly dividends to stockholders of the combined company at a quarterly dividend rate per share of $.19. The combined company’s payment of dividends in the future, however, will depend on business conditions, its financial condition and earnings and other factors, and there can be no guarantee that dividends will continue to be paid at the same rate by the combined company. Allied does not currently pay a dividend on its outstanding shares of common stock.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will happen in the transaction?

A:	Republic and Allied are proposing to combine the two companies in a merger transaction. In the merger, a wholly owned subsidiary of Republic that was formed for the purpose of the merger will be merged with and into Allied, with Allied surviving the merger and becoming a wholly owned subsidiary of Republic. Immediately following the merger, Republic will continue to be named “Republic Services, Inc.” and will be the parent company of Allied. Allied stockholders will have their shares of Allied common stock converted into the right to receive newly issued shares of common stock of Republic, and Republic stockholders will retain their existing shares of Republic common stock. Republic and Allied expect that the shares of Republic common stock issued in connection with the merger in respect of outstanding Allied common stock will represent approximately 51.7% of the outstanding common stock of the combined company immediately after the merger on a diluted basis. Shares of Republic common stock held by Republic stockholders immediately prior to the merger will represent approximately 48.3% of the outstanding common stock of the combined company immediately after the merger on a diluted basis.

Q:	What will I receive in the merger?

A:	Republic Stockholders. Each share of Republic common stock held by Republic stockholders immediately before the merger will continue to represent one share of common stock of the combined company after the effective time of the merger. Republic stockholders will receive no consideration in the merger.

Allied Stockholders. For each share of Allied common stock held, Allied stockholders will have the right to receive .45 shares of Republic common stock. At the effective time of the merger, each share of Allied common stock will be cancelled and converted automatically into the right to receive .45 shares of Republic common stock. Allied stockholders will be entitled to receive cash for any fractional shares of Republic common stock that they would otherwise have received pursuant to the merger. The amount of cash for each fractional share will be calculated by multiplying the fraction of a share of Republic common stock to which the Allied stockholder would have been entitled to receive pursuant to the merger (after aggregating all shares held) by the closing sale price of a share of Republic common stock on the first trading day immediately following the effective time of the merger.

Q:	What will be the corporate governance structure of the combined company?

A:	Commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the third annual meeting of Republic stockholders held after the effective time, the Republic board of directors will consist of eleven members, including (1) Republic’s Chief Executive Officer and Chairman of the Board, who at the effective time will continue to be Mr. James E. O’Connor, (2) five directors who are either current independent members of the Republic board of directors or individuals nominated by such independent members, and (3) five directors who are either current independent members of the Allied board of directors or individuals nominated by such independent members. The continuing Republic directors will hold a majority on each of the audit, nominating and corporate governance, and compensation committees of the combined company and the current Republic chairman on each of the committees will initially continue in that role in the combined company.

The corporate governance structure will be accomplished through amendments to the Republic bylaws. Those amendments are further discussed in “The Merger Agreement — New Republic Governance Structure After the Merger” beginning on page 108.

Q:	When and where are the Republic and Allied special meetings?

A:	Republic Special Meeting. A special meeting of Republic stockholders, which is referred to as the Republic special meeting, will be held on November 14, 2008 at 1:30 p.m., Eastern time, in the Atrium on the 7th Floor of the AutoNation Building, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301, to consider and vote on the proposals related to the merger.

Allied Special Meeting. A special meeting of Allied stockholders, which is referred to as the Allied special meeting, will be held on November 14, 2008 at 11:30 a.m., Mountain time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260 to consider and vote on the proposals related to the merger.

Q:	What are the quorum requirements for the Republic and Allied special meetings?

A:	Under Delaware law and the Republic and Allied bylaws, a quorum of each company’s stockholders at their respective special meeting is necessary to transact business. The presence of holders representing a majority of the votes of all outstanding common stock entitled to vote at each special meeting will constitute a quorum for the transaction of business at each special meeting.

Q:	Why is my vote important?

A:	In order to complete the merger, Republic stockholders must approve of the Republic share issuance and Allied stockholders must vote to adopt the merger agreement.

Q:	What votes of Republic stockholders are required to complete the merger?

A:	In order to complete the merger, Republic stockholders must approve the issuance of Republic common stock and other securities convertible into or exercisable for shares of Republic common stock in connection with the merger, which is referred to as the Republic share issuance, under each of (1) the rules of the NYSE and (2) the Republic bylaws, as follows:

(1) under the NYSE rules, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the total number of shares of Republic common stock issued and outstanding on the record date for the Republic special meeting; and

(2) under the Republic bylaws, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of the total number of shares of Republic common stock present, in person or by proxy at the special meeting, and entitled to vote on the proposal.

These approvals, together, are referred to as the Republic stockholder approval.

If you are a Republic stockholder, any of your shares as to which you abstain will have the same effect as a vote “AGAINST” the Republic share issuance. Under the NYSE rules, any of your shares that are not voted on the Republic share issuance will not be counted to determine if holders representing a majority of the issued and outstanding shares of Republic common stock have cast a vote on that proposal, making the requirement that votes cast represent a majority of the total issued and outstanding shares of Republic common stock more difficult to meet.

The Republic board of directors recommends that Republic stockholders vote “FOR” the Republic share issuance in connection with the merger.

Q:	What votes of Allied stockholders are required to complete the merger?

A:	Allied stockholders are being asked to adopt the merger agreement, which requires the approval of holders of a majority of the total number of shares of Allied common stock issued and outstanding on the record date for the Allied special meeting, which is referred to as the Allied stockholder approval.

If you are an Allied stockholder, any of your shares as to which you abstain or which are not voted will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

The Allied board of directors recommends that Allied stockholders vote “FOR” the adoption of the merger agreement.

Q:	What do I do if I want to change my vote?

A:	You can change your vote at any time before your proxy is voted at your company’s special meeting. You can do this in one of four ways:

• you can send a signed notice of revocation of proxy;

• you can grant a new, valid proxy bearing a later date;

• you can submit a proxy again by telephone or through the Internet; or

• if you are a holder of record, you can attend the applicable special meeting and vote in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must send your notice of revocation or your new proxy to your company’s Corporate Secretary at the address under “The Companies” beginning on page 105 so that it is received no later than the beginning of the applicable special meeting. If you are a Republic stockholder, you can find further details on how to revoke your proxy in “The Republic Special Meeting — Revocation of Proxies” beginning on page 125. If you are an Allied stockholder, you can find further details on how to revoke your proxy in “The Allied Special Meeting — Revocation of Proxies” beginning on page 129.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker is not permitted to decide how your shares should be voted on either the Republic proposal or the Allied proposal necessary to approve the merger. Your broker will only vote your shares on a proposal if you provide your broker with voting instructions on that proposal. You should instruct your broker to vote your shares by following the directions that your broker provides you. Please review the voting information form used by your broker to see if you can submit your voting instructions by telephone or Internet.

A broker non-vote occurs when a beneficial owner fails to provide voting instructions to his or her broker as to how to vote the shares held by the broker in street name and the broker does not have discretionary authority to vote without instructions. See “The Republic Special Meeting” beginning on page 123 and “The Allied Special Meeting” beginning on page 127.

Q:	What if I fail to instruct my broker with respect to those items that are necessary to consummate the merger?

A:	If you are a Republic stockholder,

• under the NYSE rules, a broker non-vote will not be considered a vote cast on the Republic share issuance and will not be counted to determine if holders of a majority of the issued and outstanding shares of Republic common stock have cast a vote on the Republic share issuance, making it more difficult to achieve the necessary number of votes cast on that proposal; and

• under the Republic bylaws, a broker non-vote will have no effect on the proposal to approve the Republic share issuance.

If you are an Allied stockholder,

• a broker non-vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, but will be counted towards a quorum at the Allied special meeting.

For additional information, see “The Republic Special Meeting — Votes Required to Approve Republic Proposals” beginning on page 124 if you are a Republic stockholder, and “The Allied Special Meeting — Votes Required to Approve Allied Proposals” beginning on page 128 if you are an Allied stockholder.

Q:	What do I do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

In order for your shares to be represented at your company’s special meeting:

• you can submit a proxy by telephone or through the Internet by following the instructions included on your proxy card;

• you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

• you can attend your company’s special meeting in person and vote at the meeting.

Q:	Should I send in my stock certificates now?

A:	No. Allied stockholders should not send in their stock certificates at this time. Promptly after the effective time, Republic or Republic’s exchange agent will send former Allied stockholders a letter of transmittal and instructions explaining what they must do to exchange their Allied stock certificates or transfer uncertificated shares for the merger consideration payable to them.

Republic stockholders will retain their current stock certificates after the merger and should not send in their stock certificates.

Q:	Can I require an appraisal of my shares?

A:	No. Under Delaware law, Republic and Allied stockholders have no right to an appraisal of the fair value of their shares in connection with the merger.

Q:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, Republic and Allied stockholders should carefully consider the factors discussed in “Risk Factors” beginning on page 29 and other information about Republic and Allied included in the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	When do you expect to complete the merger?

A:	Republic and Allied are working to complete the merger as quickly as practicable. However, Republic and Allied cannot assure you when or if the merger will be completed. Completion of the merger is subject to satisfaction or waiver of the conditions specified in the merger agreement, including receipt of the necessary approvals of Republic’s and Allied’s stockholders at their respective special meetings and any necessary regulatory approvals. It is possible that factors outside the control of both companies could result in the merger being completed later than expected. Although the exact timing of the completion of the merger cannot be predicted with certainty, Republic and Allied anticipate completing the merger by the end of the fourth quarter of 2008. If the merger is not completed on or before May 15, 2009, the merger agreement may be terminated by Republic or Allied, unless Republic and Allied mutually agree to extend the term. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 119.

Q:	What happens if the Allied board of directors has changed its recommendation regarding the merger with Republic prior to the Allied special meeting?

A:	If the Allied board of directors changes its recommendation regarding the merger, Republic has the right to (i) terminate the merger agreement, in which case the special meeting will not be held, or (ii) exercise its option to require the Allied special meeting to be held, in which case the Allied stockholders will be asked to vote on the merger with Republic notwithstanding the change in recommendation by the Allied board of directors.

Q:	What happens if the Republic board of directors has changed its recommendation regarding the proposal to approve the share issuance in connection with the merger prior to the Republic special meeting?

A:	If the Republic board of directors changes its recommendation on the proposal, Allied has the right to (i) terminate the merger agreement, in which case the special meeting will not be held, or (ii) exercise its option to require the Republic special meeting to be held, in which case the Republic stockholders will be asked to vote on the Republic share issuance notwithstanding the change in recommendation by the Republic board of directors.

Q:	Whom should I call with questions?

A:	Republic Stockholders. If you have additional questions about the merger, you should contact:

Republic Services, Inc. 110 S.E. 6th Street, 28th Floor Fort Lauderdale, Florida 33301 Attention: Investor Relations Phone Number: (954) 769-2400 E-mail Address: investorrelations@repsrv.com

If you would like additional copies of this joint proxy statement/prospectus, or if you have questions about the merger or need assistance voting your shares, you should contact:

Mackenzie Partners, Inc. 105 Madison Avenue, 14th Floor New York, New York 10016 Phone Number: (800) 322-2885

Allied Stockholders. If you have additional questions about the merger, you should contact:

Allied Waste Industries, Inc. 18500 North Allied Way Phoenix, Arizona 85054 Attention: Investor Relations Phone Number: (480) 627-2700 E-mail Address: investor.relations@awin.com

If you would like additional copies of this joint proxy statement/prospectus, have questions about the merger or need assistance voting your shares, you should contact:

Georgeson 199 Water Street, 26th Floor New York, New York 10038 Phone Number: (888) 549-6627

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” below, you should carefully consider the following risk factors before deciding whether to vote for the Republic share issuance, in the case of Republic stockholders, or for adoption of the merger agreement, in the case of Allied stockholders. In addition to the risk factors set forth below, you should read and consider other risk factors specific to each of the Republic and Allied businesses that will also affect the combined company after the merger, which are described in Part I, Item 1A of each company’s Annual Report on Form 10-K for the year ended December 31, 2007, each of which has been filed by Republic or Allied, as applicable, with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. If any of the risks described below or in the periodic reports incorporated by reference into this joint proxy statement/prospectus actually occurs, the businesses, financial condition, results of operations, prospects or stock prices of Republic, Allied or the combined company could be materially adversely affected. See “Where You Can Find More Information,” beginning on page 158.

Risks Related to the Merger

The exchange ratio is fixed and will not be adjusted. The market price of shares of Republic common stock may fluctuate, and Allied stockholders cannot be sure of the market value of the shares of Republic common stock that will be issued pursuant to the merger.

Upon completion of the merger, each share of Allied common stock outstanding immediately prior to the merger will be converted into the right to receive .45 shares of Republic common stock, with cash being paid in lieu of any fractional shares. The exchange ratio is fixed at .45 shares of Republic common stock for each share of Allied common stock, and will not be adjusted to reflect any increases or decreases in the price of Republic common stock or Allied common stock. The value a stockholder receives pursuant to the merger in respect of the stockholder’s Allied common stock will depend upon the market price of a share of Republic common stock upon the completion of the merger. If the price of Republic common stock declines, Allied stockholders will receive less value for their shares upon completion of the merger than the value calculated pursuant to the exchange ratio on the date immediately prior to the date on which the parties confirmed that they were engaged in merger discussions, the date immediately prior to the date the merger agreement was signed or the date of the Allied special meeting.

Due to the regulatory approval process, the merger may not be completed until a significant period of time has passed after the Republic and Allied special meetings, during which time the market value of Republic common stock and Allied common stock may fluctuate. Therefore, at the time of their respective special meetings, Republic and Allied stockholders will not know the exact market value of Republic common stock that will be issued in connection with the merger. The market price of a share of Republic common stock at the time the merger is completed is likely to be different, and may be lower or higher, than it was at the time the parties confirmed that they were engaged in merger discussions, the time the merger agreement was executed or the time of the special meetings. The closing sale price of Republic common stock on the NYSE on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, was $33.66 per share. From June 13, 2008 through the date of this joint proxy statement/prospectus, the trading price of Republic common stock ranged from a high of $36.52 per share to a low of $22.58 per share. For Republic and Allied historical market prices, see “Comparative Per Share Market Price and Dividend Information” beginning on page 22.

Stock price changes may result from a variety of factors, including:

•	changes in the business, operations or prospects of Republic or Allied;

•	catastrophic events, both natural and man-made;

•	government, litigation or regulatory developments or considerations;

•	general market and economic conditions;

•	market assessments as to whether and when the merger will be consummated and market assessments of the condition, results or prospects of either company’s business or the combined company’s business;

•	announcements or rumors involving third parties, including Waste Management, Inc., related to any alternative proposal to acquire Republic or Allied;

•	arbitrage, short selling and derivative transactions in the common stock of Republic and Allied by hedge funds and other market participants;

•	governmental actions or legislative developments affecting the non-hazardous, solid waste industry generally; and

•	other factors set forth under the headings “Risk Factors Related to the Combined Company if the Merger is Completed.”

Republic and Allied stockholders are urged to obtain current market quotations for Republic and Allied common stock when they consider whether to approve the proposals required to complete the merger at the respective special meetings.

The fairness opinions obtained by Republic and Allied from their respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Neither Republic nor Allied has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Merrill Lynch, Republic’s financial advisor, or UBS, Allied’s financial advisor. Changes in the operations and prospects of Republic or Allied, general market and economic conditions, and other factors that may be beyond the control of Republic and Allied, and on which the fairness opinions were based, may alter the value of Republic or Allied or the prices of shares of Allied common stock or Republic common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such written opinions. Because neither Republic nor Allied anticipates asking its respective financial advisor to update its opinion, the written opinions dated June 22, 2008 do not address the fairness of the exchange ratio, from a financial point of view, at the time the merger is completed. The opinions are included as Annex C and D to this joint proxy statement/prospectus. For a description of the opinion that Republic received from its financial advisor and a summary of the material financial analyses provided to the Republic board of directors in connection with rendering such opinion, see “Opinion of Financial Advisor to the Republic Board of Directors” beginning on page 64. For a description of the opinion that Allied received from its financial advisor and a summary of the material financial analyses provided to the Allied board of directors in connection with rendering such opinion, see “Opinion of Financial Advisor to the Allied Board of Directors” beginning on page 78. For a description of the other factors considered by the Republic board of directors in determining to approve the merger, see “Republic Reasons for the Merger” beginning on page 59. For a description of the other factors considered by the Allied board of directors in determining to approve the merger, see “Allied Reasons for the Merger” beginning on page 73.

The merger is subject to the receipt of consents, approvals and non-objections from anti-trust regulators, which may impose conditions on, jeopardize or delay completion of the merger, result in additional expenditures of money and resources, reduce the anticipated benefits of the merger or cause the failure of the completion of the merger.

Completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals, non-objections or clearances from, the Antitrust Division of the U.S. Department of Justice under the HSR Act. Republic and Allied intend to pursue these consents, orders, approvals, non-objections and clearances in accordance with the merger agreement. There can be no assurance, however, that these consents, orders, approvals, non-objections and clearances will be obtained or, if they are obtained, that they will not impose conditions on, or require divestitures relating to, the divisions, operations or assets of Republic or Allied. These conditions or divestitures may jeopardize or delay completion of the merger, result in additional expenditures of money and resources, or reduce the anticipated benefits of the merger. The merger agreement requires Republic and Allied to satisfy any conditions or divestiture requirements imposed upon them unless the conditions or divestitures individually or in the aggregate would reasonably be expected to have a material adverse effect after the effective time of the merger on the assets and liabilities, financial condition or business of Republic and its subsidiaries (including the combined company and its subsidiaries), taken as a whole, or the benefits expected to be derived by the parties on the date of the merger agreement from the combination of Republic and Allied via the merger (such combined business to be taken as a whole) in such a manner that such party would not have entered into the merger agreement in the face of such materially and adversely affected benefits. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 119 for a discussion of the conditions to the completion of the merger and “Regulatory Matters” beginning on page 96 for a description of the regulatory approvals necessary in connection with the merger.

There can be no assurance that the merger will be consummated. The announcement and pendency of the merger, or the failure of the merger to be consummated, could have an adverse effect on Republic’s or Allied’s stock price, business, financial condition, results of operations or prospects.

The merger is subject to a number of conditions to closing, including (i) the approval of the issuance of shares of Republic common stock in accordance with the terms of the merger agreement, (ii) the adoption of the merger agreement by the Allied stockholders, (iii) the expiration or termination of the waiting period (and any extension thereof) or the resolution of any litigation instituted applicable to the merger under the HSR Act or any other applicable federal or state statue or regulation, (iv) no temporary restraining order, preliminary or permanent injunction or other order shall have been issued (and remain in effect) by a court or other governmental entity having the effect of making the merger illegal or otherwise prohibiting the consummation of the merger, (v) the approval for listing on the NYSE of the shares of Republic common stock issuable in connection with the merger, and (vi) receipt by Republic of written confirmation from the applicable credit ratings agencies of the senior unsecured debt rating of Republic (including certain subsidiaries of Allied who are issuers of debt and will become subsidiaries of Republic at the effective time) upon the consummation of the merger. See “The Merger Agreement — Conditions to Completion of the Merger,” beginning on page 119.

If the stockholders of Republic fail to approve the Republic share issuance or if Allied stockholders fail to adopt the merger agreement, Republic and Allied will not be able to complete the merger. Additionally, if the other closing conditions are not met or waived, the companies will not be able to complete the merger. In addition, on July 14, 2008 and August 11, 2008, Waste Management, Inc. made unsolicited proposals to acquire Republic. While Republic refused to enter into discussions with Waste because neither proposal constituted a superior proposal, and could not reasonably be expected to lead to a superior proposal, there can be no assurance that Waste will not make a further proposal or that any such proposal will not result in the termination of the merger agreement. As a result, there can be no assurance that the merger will be completed in a timely manner or at all.

Further, the announcement and pendency of the merger could disrupt Republic’s and Allied’s businesses, in any of the following ways, among others:

•	Republic and Allied employees may experience uncertainty about their future roles with the combined company, which might adversely affect Allied’s and Republic’s ability to retain and hire key managers and other employees;

•	the attention of management of each of Republic and Allied may be directed toward the completion of the merger and transaction-related considerations and may be diverted from the day-to-day business operations of their respective companies; and

•	customers, suppliers or others may seek to modify or terminate their business relationships with Republic or Allied.

Republic and Allied may face additional challenges in competing for new business and retaining or renewing business. These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement.

For the foregoing reasons, there can be no assurance that the announcement and pendency of the merger, or the failure of the merger to be consummated, will not have an adverse effect on Republic’s or Allied’s stock price, business, financial condition, results of operations or prospectus.

There can be no assurance that the combined company will obtain investment grade credit ratings at the closing of the merger, which could impact the results of operations of the combined company after the merger.

Under the merger agreement, Republic is not required to consummate the merger unless, upon consummation of the merger, the senior unsecured debt rating of Republic (including certain subsidiaries of Allied who are issuers of debt and will become subsidiaries of Republic at the effective time) is at least investment grade from one of Standard & Poor’s and Moody’s (and no lower than one level below investment grade from the other rating agency). See “The Merger Agreement — Conditions to Completion of the Merger,” beginning on page 119. There can be no assurance that this condition to the closing of the merger will be satisfied. The parties anticipate that Republic’s senior unsecured debt rating upon consummation of the merger will be investment grade (although lower than Republic’s senior unsecured debt rating prior to announcement of the merger). Republic could, however, waive the condition to closing of the merger that Republic’s rating be at least investment grade from one of Standard & Poor’s and Moody’s (and no lower than one level below investment grade from the other rating agency). If Republic closes the merger without an investment grade credit rating, then the combined company could have increased interest expenses and more burdensome covenants in its financing agreements. That could adversely impact the growth prospects and the results of operations of the combined company.

There can be no assurance that Republic will be able to satisfy all conditions necessary in order to borrow under the debt financing contemplated in connection with the merger.

Completion of the merger is not conditioned on receipt of any financing. Republic has agreed to use its best efforts to arrange financing sufficient to refinance or amend the terms of Allied’s existing senior secured credit facility, which includes a revolving credit facility, a term loan facility, an institutional letter of credit facility and an incremental revolving letter of credit facility. Republic intends to accomplish the refinancing through a combination of a new $1.75 billion senior revolving credit facility and Republic’s existing $1.0 billion senior revolving credit facility. Republic has entered into the new facility and has also entered into an amendment to its existing facility that is necessary to permit the merger, but there can be no assurance that Republic will be able to satisfy all the conditions necessary to borrow funds under the new facility and the existing facility in order to complete the merger. If such conditions are not satisfied, then alternative financing obtained in lieu of the financings contemplated by the existing commitments may have higher interest rates than Republic or Allied currently anticipate, which could increase the combined company’s interest expense, and may contain more burdensome covenants than Republic’s current debt instruments.

The merger agreement limits Republic’s and Allied’s ability to pursue an alternative acquisition proposal and requires Republic or Allied to pay a termination fee of $200 million, plus expenses, if it does.

The merger agreement prohibits Republic and Allied from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party. The merger agreement also provides for the payment by either of Republic or Allied to the other of a termination fee of $200 million, plus up to $50 million in expenses, if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal for that company or the withdrawal by the board of directors of that company of its recommendation that the stockholders of that company vote in favor of the proposals required to consummate the merger, as the case may be. See “The Merger Agreement — Termination Fees,” beginning on page 121.

There may be a long delay between Republic and Allied each receiving the necessary stockholder approvals for the merger and the closing of the transaction, during which time both companies will lose the ability to consider and pursue alternative acquisition proposals, which might otherwise be superior to the merger.

Following their respective stockholder approvals, the merger agreement prohibits both Republic and Allied from taking any actions to review, consider or recommend any alternative acquisition proposals, including those that could be superior to Republic’s or Allied’s stockholders, respectively, when compared to the merger. Given the potentially long delay between stockholder approval and antitrust clearance, the time during which both companies could be prevented from reviewing, considering or recommending such proposals could be significant.

Certain directors and executive officers of Republic and Allied may have interests that may be different from, or in addition to, interests of Republic and Allied stockholders generally.

Some of the directors of Republic and Allied who recommend that Republic and Allied stockholders vote in favor of adopting the merger agreement, and the executive officers of Republic and Allied who provided information to the Republic and Allied board of directors relating to the merger, have employment, indemnification and severance benefit arrangements, rights to acceleration of equity-based awards and other benefits on a change in control of Republic and Allied, and rights to ongoing indemnification and insurance that may provide them with interests in the merger. The receipt of compensation or other benefits, including the rights to acceleration of equity-based awards by Republic’s or Allied’s executive officers in connection with the merger, may make it more difficult for the combined company to retain their services after the merger, or require the combined company to expend additional sums to continue to retain their services. Stockholders of both companies should be aware of these interests when considering the Republic and Allied board of directors’ recommendations that they vote in favor of the adoption of the merger agreement, or the Republic share issuance, as the case may be. See “The Merger — Interests of Republic Executive Officers and Directors in the Merger” beginning on page 70. See “The Merger — Interests of Allied Executive Officers and Directors in the Merger” beginning on page 85.

Estimates as to the future value of the combined company are inherently uncertain. You should not rely on such estimates without considering all of the information contained in this joint proxy statement/prospectus.

Any estimates as to the future value of the combined company, including estimates regarding the price at which the common stock of the combined company will trade following the merger, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company’s ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies described in this joint proxy statement/prospectus, all of which are subject to the risks and uncertainties described in this joint proxy statement/prospectus, including these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, or the price at which the common stock of the combined company will trade following the merger, whether made before or after the date of this joint proxy statement/prospectus by Republic’s or Allied’s respective management or affliliates or others, without considering all of the information contained in this joint proxy statement/prospectus.

Risks Related to the Combined Company if the Merger is Completed

Republic and Allied may experience difficulties integrating their businesses.

Currently, each company operates as an independent public company. Achieving the anticipated benefits of the merger will depend in significant part upon whether the two companies integrate their businesses in an efficient and effective manner. Due to legal restrictions, Republic and Allied have been able to conduct only limited planning regarding the integration of the two companies following the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. The companies may not be able to accomplish the integration process smoothly, successfully or on a timely basis. The necessity of coordinating geographically separated organizations, systems of controls, and facilities and addressing possible differences in business backgrounds, corporate cultures and management philosophies may increase the difficulties of integration. The companies operate numerous systems and controls, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. The integration of operations following the merger will require the dedication of significant management and external resources, which may temporarily distract management’s attention from the day-to-day business of the combined company and be costly. Employee uncertainty and lack of focus during the integration process may also disrupt the business of the combined company. Any inability of management to successfully and timely integrate the operations of the two companies could have a material adverse effect on the business and results of operations of the combined company.

The combined company may not fully realize the anticipated synergies and related benefits of the merger or within the timing anticipated.

Republic and Allied entered into the merger agreement because each company believes that the merger will be beneficial to each of Republic, Allied and their respective stockholders primarily as a result of the anticipated synergies resulting from the combined company’s operations. The companies may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of the merger within the timing anticipated. For example, elimination of duplicative costs may not be fully achieved or may take longer than anticipated. For at least the first year after the merger, and possibly longer, the benefits from the merger will be offset by the costs incurred in integrating the businesses and operations, or adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the merger. An inability to realize the full extent of, or any of, the anticipated synergies or other benefits of the merger, as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on the business and results of operations of the combined company, and may affect the value of the shares of Republic common stock after the completion of the merger.

The merger may not be accretive in the anticipated time, or at all, and may cause dilution to the combined company’s earnings per share, which may harm the market price of Republic common stock after the merger.

The parties currently anticipate that the merger will be accretive to earnings per share within the first full calendar year after the merger is complete. However, Republic and Allied have been able to conduct only limited planning regarding the integration of the two companies. Accordingly, this expectation is based on preliminary estimates which may materially change after the completion of the merger. The combined company could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger or a downturn in its business. All of these factors could cause dilution to the combined company’s earnings per share or decrease the expected accretive effect of the merger and cause a decrease in the price of Republic common stock after the merger.

The price of the common stock of the combined company may be affected by factors different from those affecting the price of Republic common stock or Allied common stock independently.

After completion of the merger, as the combined company integrates the businesses of Republic and Allied, the results of operations as well as the stock price of the combined company may be affected by factors different than those factors affecting Republic and Allied as independent stand-alone entities. The combined company may face additional risks and uncertainties not otherwise facing each independent company prior to the merger. For a discussion of Republic’s and Allied’s businesses and certain factors to consider in connection with their respective businesses, see the respective sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of Republic’s and Allied’s annual reports on Form 10-K for the year ended December 31, 2007 and quarterly reports on Form 10-Q for the period ended June 30, 2008 and other documents incorporated by reference into this joint proxy statement/prospectus.

Charges to earnings resulting from the application of the acquisition method of accounting may adversely affect the market value of Republic common stock following the merger.

In accordance with GAAP, Republic will be considered the acquiror of Allied for accounting purposes. Republic will account for the merger using the acquisition method of accounting. There may be charges related to the acquisition that are required to be recorded to Republic’s earnings that could adversely affect the market value of Republic common stock following the completion of the merger. Under the acquisition method of accounting, Republic will allocate the total purchase price to the assets acquired, including identifiable intangible assets, and liabilities assumed from Allied based on their fair values as of the date of the completion of the merger, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and intangible assets, revaluating them to their fair values as of the completion date of the merger may result in Republic’s incurring additional depreciation and amortization expense that may exceed the combined amounts recorded by Republic and Allied prior to the merger. This increased expense will be recorded by Republic over the useful lives of the underlying assets. In addition, to the extent the value of goodwill or intangible assets were to become impaired after the merger, Republic may be required to incur charges relating to the impairment of those assets.

If the merger is consummated subsequent to December 31, 2008, all transaction and restructuring costs will need to be expensed.

The preliminary purchase price allocation made in connection with the preparation of the pro forma financial statements included in this joint proxy statement/prospectus assumes the merger is consummated in 2008, and that it will be accounted for under Statement of Financial Accounting Standards No. 141, “Business Combinations.” Management believes the merger will be consummated in the fourth quarter of 2008. If the merger is consummated subsequent to December 31, 2008, it will be accounted for under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which is effective for Republic on January 1, 2009. SFAS 141(R) changes the methodologies for calculating purchase price and for determining fair values. It also requires that all transaction and restructuring costs related to business combinations be expensed as incurred, which will reduce earnings, and it requires that changes in deferred tax asset valuation allowances and liabilities for tax uncertainties subsequent to the acquisition date that do not meet certain remeasurement criteria be recorded in the income statement as well. The consolidated balance sheet and results of operations of the combined company would be materially different if the merger of Republic and Allied were accounted for under SFAS 141(R).

The combined company will incur significant transaction- and integration-related costs in connection with the merger.

Republic and Allied expect to incur non-recurring costs associated with combining the operations of the two companies, including charges and payments to be made to some of their employees pursuant to “change in control” contractual obligations. Republic expects that the amount of these costs will be determined as of the effective time of the merger and may be material to the financial position and results of operations of the combined company. The substantial majority of non-recurring expenses resulting from the merger will be comprised of transaction costs related to the merger, facilities and systems consolidation costs, and employee-related costs. Republic and Allied will also incur fees and costs related to formulating integration plans and performing these activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction- and other integration-related costs in the near term.

The combined company will have substantial indebtedness following the merger, which may limit its financial flexibility.

Following the completion of the merger, the combined company is expected to have approximately $8.4 billion in total debt outstanding and a higher debt to capital ratio than that of Republic on a stand-alone basis. This amount of indebtedness may limit the combined company’s flexibility as a result of its debt service requirements, and may limit the combined company’s ability to access additional capital and make capital expenditures and other investments in its business, to withstand economic downturns and interest rate increases, to plan for or react to changes in its business and its industry, and to comply with financial and other restrictive covenants in its indebtedness.

Further, the combined company’s ability to comply with the financial and other covenants contained in its debt instruments may be affected by changes in economic or business conditions or other events beyond its control. If the combined company does not comply with these covenants and restrictions, it may be required to take actions such as reducing or delaying capital expenditures, reducing dividends, selling assets, restructuring or refinancing all or part of its existing debt, or seeking additional equity capital.

The waste industry is highly competitive and includes competitors that may have greater financial and operational resources, flexibility to reduce prices and other competitive advantages that could make it difficult for the combined company to compete effectively.

The combined company will compete with large national waste management companies, municipalities and numerous regional and local companies for collection and disposal accounts. The competition will primarily be on the basis of price and the quality of services. Some of these competitors may have greater financial and operational resources than the combined company. Many counties and municipalities that operate their own waste collection and disposal facilities may have the benefits of tax revenues or tax-exempt financing. The combined company’s ability to obtain solid waste volume for its landfills may also be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. In markets in which the combined company does not own or operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors. As a result of these factors, the combined company may have difficulty competing effectively from time to time or in certain markets. If the combined company were to lower prices to address these competitive issues, it could negatively impact its revenue growth and profitability.

Price increases may not be adequate to offset the impact of increased costs or may cause the combined company to lose volume.

The combined company will compete for collection accounts primarily on the basis of price and the quality of services. In addition, the combined company will seek to secure price increases necessary to offset increased costs (including fuel costs), to improve operating margins and to obtain adequate returns on its substantial investments in assets such as its landfills. From time to time, the combined company’s competitors may reduce the prices for their services in an effort to expand their market share. Contractual, general economic or market-specific conditions may also limit the combined company’s ability to raise prices. As a result of these factors, the combined company may be unable to offset increases in costs, improve operating margins and obtain adequate investment returns through price increases. The combined company may also lose volume to lower-cost competitors.

Increases in the cost of fuel or oil will increase operating expenses of the combined company and there can be no assurance that the combined company will be able to recover fuel or oil cost increases from its customers.

Republic’s and Allied’s operations are dependent on fuel to run their respective collection and transfer trucks and equipment. The combined company will buy fuel in the open market. Fuel prices are unpredictable and can fluctuate significantly based on events beyond the combined company’s control, including geopolitical developments, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, supply and demand for oil and gas, war, terrorism and unrest in oil-producing countries, and regional production patterns. The combined company may not be able to offset such volatility through fuel surcharges. For example, Republic’s and Allied’s fuel costs were $192.0 million and $308.7 million in 2007, respectively, representing 9.6% and 8.2% of costs of Republic’s and Allied’s operations compared to $178.1 million and $291.6 million in 2006, respectively, representing 9.3% and 7.7% of costs of Republic’s and Allied’s operations. The increases primarily reflect an increase in the price of fuel.

In addition, regulations affecting the type of fuel used by Republic’s and Allied’s trucks are changing and could materially increase the cost and consumption of the combined company’s fuel. Each of Republic’s and Allied’s operations also require the use of certain petroleum-based products (such as liners at each company’s landfills) whose costs may vary with the price of oil. An increase in the price of oil could increase the cost of those products, which would increase the combined company’s operating and capital costs. Republic and Allied are also susceptible to increases in indirect fuel surcharges from vendors.

Downturns in the U.S. economy may have an adverse impact on the combined company’s operating results.

A weak economy generally results in decreases in the volumes of waste generated. In the past, weakness in the U.S. economy has had a negative effect on Republic’s and Allied’s operating results, including decreases in revenues, increases in costs and decreases in operating cash flows. Previous economic slowdowns have negatively impacted the portion of each company’s collection business servicing the manufacturing and construction industries. In the future, in an economic slowdown, the combined company may experience the negative effects of increased competitive pricing pressure and customer turnover as well. There can be no assurance that worsening economic conditions or a prolonged or recurring recession will not have a significant adverse impact on the combined company’s operating results or liquidity. Further, there can be no assurance that an improvement in economic conditions will result in an immediate, if at all positive, improvement in the combined company’s operating results or cash flows.

Adverse weather conditions may limit the combined company’s operations and increase the costs of collection and disposal.

The combined company’s collection and landfill operations could be adversely impacted by extended periods of inclement weather, which could increase the volume of waste collected under our existing contracts (without corresponding compensation), may interfere with collection and landfill operations, delay the development of landfill capacity or reduce the volume of waste generated by the combined company’s customers. In addition, weather conditions may result in the temporary suspension of the combined company’s operations, which could significantly affect the combined company’s operating results in the affected regions during those periods.

The combined company may be unable to execute its financial strategy.

The combined company’s ability to execute its financial strategy is dependent in part on its ability to maintain an investment grade rating on its senior debt. The credit rating process is contingent upon a number of factors, many of which are beyond the combined company’s control. Even if the combined company has investment grade credit ratings upon closing of the merger, it may not be able to maintain investment grade ratings. The combined company’s interest expense would increase and its ability to obtain financing on favorable terms may be adversely affected should it fail to maintain investment grade ratings.

The combined company’s financial strategy is also dependent in part on its ability to generate sufficient cash flow to reinvest in its existing businesses, fund internal growth, acquire other solid waste businesses, pay dividends, reduce indebtedness and minimize borrowings and take other actions to enhance stockholder value. There can be no assurance that the combined company will be successful in executing its broad-based pricing program, that it will generate sufficient cash flow to execute its financial strategy, that it will be able to pay cash dividends at the same rate or that it will be able to increase the amount of such dividends.

The combined company may be unable to manage its growth effectively.

The combined company’s growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, the combined company may need to add administrative and other personnel, and will need to make additional investments in operations and systems. There can be no assurance that the combined company will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems to the extent, and in the time, required.

The combined company may be unable to execute its acquisition growth strategy.

The combined company’s ability to execute its growth strategy depends in part on its ability to identify and acquire desirable acquisition candidates as well as its ability to successfully consolidate acquired operations into its business. The consolidation of the combined company’s operations with the operations of acquired companies, including the consolidation of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies, will present significant challenges to its management, particularly during the initial phases of integrating the operations of Allied and Republic. There can be no assurance that:

•	desirable acquisition candidates exist or will be identified,

•	the combined company will be able to acquire any of the candidates identified,

•	the combined company will effectively consolidate companies which it acquires and fully or timely realize expected cost savings, economies of scale or business efficiencies, or

•	any acquisitions will be profitable or accretive to the combined company’s earnings.

Additional factors may negatively impact the combined company’s acquisition growth strategy. The combined company’s acquisition strategy may require spending significant amounts of capital. If the combined company is unable to obtain additional needed financing on acceptable terms, it may need to reduce the scope of its acquisition growth strategy, which could have a material adverse effect on its growth prospects. The intense competition among companies pursuing the same acquisition candidates may increase purchase prices for solid waste businesses and increase the combined company’s capital requirements or prevent the combined company from acquiring certain acquisition candidates. If any of the aforementioned factors force management to alter the combined company’s growth strategy, the combined company’s growth prospects could be adversely affected.

Businesses the combined company acquires may have undisclosed liabilities.

In pursuing the combined company’s acquisition strategy, the combined company’s investigations of the acquisition candidates may fail to discover certain undisclosed liabilities of the acquisition candidates. If the combined company acquires a company having undisclosed liabilities, as a successor owner it may be responsible for such undisclosed liabilities. The combined company expects to try to minimize exposure to such liabilities by obtaining indemnification from each seller of the acquired companies, by deferring payment of a portion of the purchase price as security for the indemnification and by acquiring only specified assets. However, there can be no assurance that the combined company will be able to obtain indemnifications or that they will be enforceable, collectible or sufficient in amount, scope or duration to fully offset any undisclosed liabilities arising from acquisitions.

Allied currently has matters pending with the Internal Revenue Service (IRS), which could result in large cash expenditures and could have an adverse impact on the combined company’s operating results and cash flows.

Allied’s federal income tax returns for years 1998 through 2006 are currently under examination by the IRS. The federal income tax audit for Allied’s subsidiary, Browning Ferris Industries LLC’s (f/k/a Browning Ferris Industries, Inc.) tax years ended September 30, 1996 through July 30, 1999 is complete except for one matter related to a capital loss deduction. If the capital loss deduction is fully disallowed, Allied estimates that it would have a total cash impact of approximately $431 million ($360 million net of tax benefit) related to federal taxes, state taxes and interest. Because of the interest rate assessed on this matter, Allied has previously paid the IRS $224 million ($191 million net of tax benefit) for tax and interest related to the capital loss deductions taken on the 1999 income tax returns. Later in 2008, Allied expects to pay the IRS and state tax authorities approximately $160 million ($124 million net of tax benefit) for tax and interest related to capital loss deductions taken on its 2000 through 2003 income tax returns. These payments do not represent a settlement with respect to the potential tax, interest or penalty related to this matter, nor do they prevent Allied from contesting the IRS tax adjustment applicable to its 1999 through 2003 taxable years in a federal refund action. The remaining impact of the capital loss disallowance, $47 million ($45 million net of tax benefit), will likely be paid in the normal course of future audit cycles for the tax years 2004 and beyond. Additionally, the IRS and state authorities could ultimately impose penalties and penalty interest for any amount up to approximately $124 million, net of tax benefit, as of June 30, 2008.

Also, if an outstanding matter from 2002 relating to an exchange of partnership interests is decided against Allied, it estimates it could have a potential total cash impact of approximately $160 million for federal and state taxes, plus accrued interest through June 30, 2008 of approximately $43 million ($27 million, net of tax benefit). In addition, for both matters, the IRS could impose a penalty of up to 40% of the additional income tax due.

The potential tax and interest (but not penalties or penalty-related interest) impact of the above matters has been fully reserved on Allied’s consolidated balance sheet. With regard to tax and accrued interest through June 30, 2008, a disallowance would not materially affect Allied’s consolidated results of operations; however, a deficiency payment would adversely impact Allied’s cash flow in the period the payment was made. The accrual of additional interest charges through the time these matters are resolved will affect Allied or the combined company’s consolidated results of operations. In addition, the successful assertion by the IRS of penalties could have a material adverse impact on Allied or the combined company’s consolidated cash flows and results of operations.

Also, the IRS has proposed that certain landfill costs be allocated to the collection and control of methane gas that is naturally produced within the landfill. The IRS’ position is that the methane gas produced by a landfill is a joint product resulting from the operations of the landfill and, therefore, these costs should not be expensed until the methane gas is sold or otherwise disposed. Allied believes it has several meritorious defenses, including the fact that methane gas is not actively produced for sale by Allied but rather arises naturally in the context of providing disposal services. Therefore, Allied believes that the resolution of this issue will not have a material adverse impact on the combined company’s consolidated liquidity, financial position or results of operations.

For additional information on these matters, see Note 9, Income Taxes, to Allied’s consolidated financial statements in Item 8 of Allied’s Annual Report on Form 10-K for the year ended December 31, 2007, Note 7, Income Taxes to Allied’s Quarterly Report on Form 10-Q for the six months ended June 30, 2008 and Allied’s Current Report on Form 8-K dated May 5, 2008, in which certain previously reported financial information was reclassified to reflect the realignment of their organizational structure during the first quarter of 2008. Other matters may also arise in the course of tax audits that could adversely impact the combined company’s consolidated liquidity, financial condition, and results of operations.

Fluctuations in prices for recycled commodities that the combined company sells to customers may adversely affect its revenues, operating income and cash flows.

Republic and Allied process recyclable materials such as paper, cardboard, plastics, aluminum and other metals for sale to third parties. The results of operations of the combined company may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to numerous factors beyond the combined company’s control. These fluctuations may affect the combined company’s future revenues, operating income and cash flows.

The combined company may be subject to influences of the workforce, including work stoppages, which could increase its operating costs and disrupt its operations.

As of June 30, 2008, approximately 29.25% of Republic’s and Allied’s combined workforces were represented by various local labor unions. If, in the future, the combined company’s unionized workers were to engage in a strike, work stoppage or other slowdown, it could experience a significant disruption of its operations and an increase in its operating costs, which could have an adverse impact on its results of operations and cash flows. In addition, if a greater percentage of the combined company’s workforce becomes unionized, the combined company’s business and financial results could be materially and adversely impacted due to the potential for increased operating costs.

The combined company will be subject to costly environmental regulations that may affect the combined company’s operating margins, restrict its operations and subject the combined company to additional liabilities.

The combined company’s compliance with laws and regulations governing the use, treatment, storage, transfer and disposal of solid and hazardous wastes and materials, air quality, water quality and the remediation of contamination associated with the release of hazardous substances will be costly. Laws and regulations often require Republic and Allied to enhance or replace their equipment and to modify landfill operations or initiate final closure of a landfill. There can be no assurance that the combined company will be able to implement price increases sufficient to offset the cost of complying with these laws and regulations. In addition, environmental regulatory changes could accelerate or increase expenditures for capping, closure, post-closure and environmental remediation activities at solid waste facilities and obligate the combined company to spend sums in addition to those presently accrued for such purposes.

In the future, the combined company’s collection, transfer and landfill operations may also be affected by proposed federal and state legislation that may allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that can be imported for disposal and may require states, under some circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which the combined company operates landfills that receive a significant portion of waste from out-of-state, the combined company’s operations could be negatively affected due to a decline in landfill volumes and the increased costs of alternate disposal. The United States Congress could also propose “flow control” legislation, which may allow states and local governments to direct waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments with jurisdiction over any of the combined company’s landfills could act to limit or prohibit disposal or processing of waste in any of the combined company’s landfills.

In addition to the costs of complying with environmental regulations, Republic and Allied incur costs to defend against litigation brought by government agencies and private parties who may allege Republic or Allied is in violation of its permits and applicable environmental laws and regulations, or who assert claims alleging environmental damage, personal injury or property damage. As a result, the combined company may be required to pay fines or implement corrective measures, or may have its permits and licenses modified or revoked. A significant judgment against the combined company, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse impact on the combined company’s consolidated liquidity, financial condition or results of operations.

The combined company may be unable to obtain or maintain required permits or to expand existing permitted capacity of its landfills, which could decrease its revenues and increase its costs.

There can be no assurance that the combined company will successfully obtain or maintain the permits it will require to operate its business because permits to operate non-hazardous solid waste landfills and to expand the permitted capacity of existing landfills have become more difficult and expensive to obtain. Permits often take years to obtain as a result of numerous hearings and compliance with zoning, environmental and other regulatory requirements. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval the combined company may need, allege violations of the permits under which Republic or Allied currently operates or laws or regulations to which Republic or Allied is subject, or seek to impose liability on the combined company for environmental damage. Responding to these challenges has, at times, increased Republic’s and Allied’s costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval may prohibit the combined company from establishing new facilities, maintaining permits for its facilities or expanding existing facilities. The combined company’s failure to obtain the required permits to operate its non-hazardous solid waste landfills could hinder its ability to implement its vertical integration strategy and could have a material adverse impact on its future results of operations as 12.6% and 13.7% of Republic’s and Allied’s third-party revenues in 2007, respectively, were generated from their landfills. Additionally, landfills typically operate at a higher margin than Republic’s and Allied’s other operations. The combined company also could incur higher costs due to the fact that it would be required to dispose of its waste in landfills owned by other waste companies or municipalities.

The combined company may have potential environmental liabilities that are not covered by its insurance; changes in insurance markets may impact the combined company’s financial results.

The combined company may incur liabilities for the deterioration of the environment as a result of its operations. The combined company will maintain high deductibles for its environmental liability insurance coverage. If the combined company were to incur substantial liability for environmental damage, its insurance coverage may be inadequate to cover such liability. This could have a material adverse impact on the combined company’s liquidity, financial condition and results of operations.

Also, due to the variable condition of the insurance market, the combined company may experience in the future increased self-insurance retention levels and increased premiums. As the combined company assumes more risk for self-insurance through higher retention levels, it may experience more variability in its self-insurance reserves and expense.

Despite the combined company’s efforts, it may incur additional hazardous substances liabilities in excess of amounts presently known and accrued.

Each of Republic and Allied is a potentially responsible party at various sites under CERCLA, which provides for the remediation of contaminated facilities and imposes strict, joint and several liability for the cost of remediation on current owners and operators of a facility at which there has been a release or a threatened release of a “hazardous substance”, on former site owners and operators at the time of disposal of the hazardous substance(s), and on persons who arrange for the disposal of such substances at the facility (e.g., generators of the waste and transporters who selected the disposal site). Hundreds of substances are defined as “hazardous” under CERCLA and their presence, even in minute amounts, can result in substantial liability. Notwithstanding the combined company’s efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, the combined company may have future additional liability under CERCLA or similar laws in excess of current liabilities accrued because such substances may be present in waste collected by the combined company or disposed of in the combined company’s landfills, or in waste collected, transported or disposed of in the past by acquired companies. In addition, actual costs for these liabilities could be significantly greater than amounts presently accrued for these purposes.

The combined company cannot assure you that it will continue to operate its landfills at currently estimated volumes due to the use of alternatives to landfill disposal caused by state requirements or voluntary initiatives.

Most of the states in which Republic and Allied operate landfills require counties and municipalities to formulate comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting and recycling or other programs. Some state and local governments mandate waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. Although such actions are useful to protect the environment, these actions, as well as voluntary private initiatives by customers to reduce waste or seek disposal alternatives, may reduce the volume of waste going to landfills in certain areas. If this occurs, there can be no assurance that the combined company will be able to operate its landfills at the current estimated volumes or charge current prices for landfill disposal services due to the decrease in demand for such services.

If the combined company is unable to execute its business strategy, its waste disposal expenses could increase significantly.

Implementation of the combined company’s vertical integration strategy will depend on its ability to maintain appropriate collection operations, transfer stations and landfill capacity. The combined company cannot assure you that it will be able to replace such assets either timely or cost effectively. The combined company cannot assure you that it will be successful in expanding the permitted capacity of its current landfills once its landfill capacity is full. In such event, the combined company may have to dispose of collected waste at landfills operated by its competitors or haul the waste long distances at a higher cost to another of its landfills, either of which could significantly increase its waste disposal expenses. Any such failure could seriously harm the combined company’s business, financial condition, results of operations and cash flows.

The solid waste industry is a capital-intensive industry and the amount the combined company will spend on capital expenditures may exceed its current expectations, which could require it to issue additional equity or debt to fund its operations or impair its ability to grow its business.

The combined company’s ability to be competitive and expand operations largely depends on its cash flow from operations and access to capital. Republic and Allied spent $293 million and $670 million, respectively, on capital expenditures during 2007 and expect to spend approximately $335 million and $650 million, respectively, in 2008. If the combined company’s capital efficiency programs are unable to offset the impact of inflation and business growth, it may be necessary to increase the amount it spends.

In addition, Republic and Allied spent approximately $44 million and $75 million, respectively, on landfill capping, closure and post-closure and environmental remediation during 2007, and expect to spend approximately $64 million and $96 million, respectively, in 2008. If the combined company makes acquisitions or further expands its operations, the amount it expends on capital, capping, closure, post-closure and environmental remediation expenditures will increase. The combined company’s cash needs will also increase if the expenditures for capping, closure and post-closure activities increase above current estimates, which may occur over a long period due to changes in federal, state, or local government requirements. Increases in expenditures will result in lower levels of cash flows.

Further, federal regulations have tightened the emission standards on class A vehicles, which includes the collection vehicles the combined company will purchase. As a result, it could experience a reduction in operating efficiency. This could cause an increase in vehicle operating costs. Also, the combined company may reduce the number of vehicles it purchases until manufacturers adapt to the new standards to increase efficiency.

The combined company’s goodwill or other intangible assets may become impaired, which could result in material non-cash charges to its results of operations.

The combined company will have a substantial amount of goodwill and other intangible assets resulting from the merger. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by GAAP, the combined company will evaluate this goodwill for impairment based on the fair value of each reporting unit. Estimated fair values could change if there are changes in the combined company’s capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows, or market capitalization. Impairments of goodwill or other intangible assets could require material non-cash charges to the combined company’s results of operations.

The possibility of impairments to disposal site developments, expansion projects or certain other projects could result in a material charge against the combined company’s earnings.

The combined company will capitalize certain expenditures relating to disposal site development, expansion projects, and other projects. If a facility or operation is permanently shut down or determined to be impaired, or a development or expansion project is not completed or is determined to be impaired, the combined company will charge against earnings any unamortized capitalized expenditures relating to such facility or project that the combined company is unable to recover through sale or otherwise. In future periods, the combined company may incur charges against earnings in accordance with this policy, or due to other events that cause impairments. Depending on the magnitude, any such charges could have a material adverse impact on the combined company’s financial condition and results of operations.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

Republic and Allied are and from time to time become involved in lawsuits, regulatory inquiries and governmental and other legal proceedings arising out of the ordinary course of their businesses. In addition, Republic has been sued by certain of its stockholders seeking to enjoin the merger. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting the combined company’s results of operations and liquidity.

If the combined company inadequately accrues for landfill capping, closure and post-closure costs, its results of operations and financial condition may be adversely affected.

A landfill must be capped and closed, and post-closure maintenance must be commenced once the permitted capacity of the landfill is reached and additional capacity is not authorized. The combined company will have significant financial obligations relating to such capping, closure and post-closure costs of Republic’s and Allied’s existing owned or operated landfills and will have material financial obligations with respect to any future owned or operated landfills. The combined company will establish accrued liabilities for the estimated costs associated with such capping, closure and post-closure financial obligations. The combined company could underestimate such accruals and its financial obligations for capping, closure or post-closure costs could exceed the amount accrued and reserved or amounts otherwise receivable pursuant to trust funds established for this purpose. Such a shortfall could result in significant unanticipated charges to income. Additionally, if a landfill is required to be closed earlier than expected or its remaining air-space is reduced for any other reason, the accruals for capping, closure and post-closure could be required to be accelerated which could result in a material charge to income.

The combined company’s financial statements will be based on estimates and assumptions that may differ from actual results.

The combined company’s financial statements will be prepared in accordance with GAAP and necessarily will include amounts based on estimates and assumptions made by management. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets, the depletion and amortization of landfill development costs, accruals for final capping, closure and post-closure costs, valuation allowances for accounts receivable and deferred tax assets, liabilities for potential litigation, claims and assessments, and liabilities for environmental remediation, employee benefit plans, deferred taxes, uncertain tax positions and self-insurance.

There can be no assurance that the liabilities to be recorded for landfill and environmental costs will be adequate to cover the requirements of existing environmental regulations, future changes to or interpretations of existing regulations, or the identification of adverse environmental conditions previously unknown to management.

The introduction of new accounting rules, laws or regulations could adversely impact the combined company’s results of operations.

Complying with new accounting rules, laws or regulations could adversely impact the combined company’s financial condition, results of operations or funding requirements, or cause unanticipated fluctuations in its results of operations in future periods.

The combined company’s obligation to fund multi-employer pension plans to which it will contribute may have an adverse impact on it.

Republic and Allied contribute to at least 28 multi-employer pension plans covering at least 22% of the expected employees of the combined company. Republic and Allied do not administer these plans and generally are not represented on the boards of trustees of these plans. The Pension Protection Act enacted in August 2006 requires under-funded pension plans to improve their funding ratios, perhaps beginning as soon as 2008. Republic and Allied do not have current plan financial information for the multi-employer plans to which each company contributes but, based on the information available, some of them may be under-funded. It cannot be determined at this time the amount of additional funding, if any, the combined company would be required to make to these plans and, therefore, no liability has been recorded, but under-funded plans could have an adverse impact on the combined company’s cash flows or results of operations for a given period. Furthermore, under current law, upon the termination of a multi-employer pension plan, or in the event of a mass withdrawal of contributing employers, the combined company would be required to make payments to the plan for its proportionate share of the plan’s unfunded vested liabilities. The bankruptcy of a participant in a multi-employer pension plan could increase the liabilities of the remaining participants. There can be no assurance that there will not be a termination of, or the bankruptcy or mass withdrawal of employers contributing to, any of the multi-employer pension plans to which Republic or Allied contributes or that, in the event of such a termination, bankruptcy or mass withdrawal, the amounts the combined company would be required to contribute would not have an adverse impact on the combined company’s cash flows or results of operations.

The loss of key personnel could have a material adverse effect on the combined company’s financial condition, results of operations and growth prospects.

The success of the combined company will depend on the continued contributions of key employees and officers. The loss of the services of key employees and officers, whether such loss is through resignation or other causes, or the inability to attract additional qualified personnel, could have a material adverse effect on the combined company’s financial condition, results of operations and growth prospects.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Republic, Allied and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated into this joint proxy statement/prospectus by reference to other documents and may include statements for the period following the completion of the merger. Representatives of Republic and Allied may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the merger, information about the combined company, including expected synergies, combined operating and financial data and the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of Republic and Allied and are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors” and those that are incorporated by reference into this joint proxy statement/prospectus that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this joint proxy statement/prospectus or made by representatives of Republic or Allied may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of Republic or Allied, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the merger or the combined company or other matters addressed in this joint proxy statement/prospectus and attributable to Republic or Allied or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Republic nor Allied undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE MERGER

The following discussion contains important information relating to the merger. You are urged to read this discussion together with the merger agreement and related documents attached as annexes to this joint proxy statement/prospectus before voting.

Structure of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, RS Merger Wedge, Inc., a wholly owned subsidiary of Republic that was formed for the purpose of the merger, will be merged with and into Allied, with Allied surviving the merger and becoming a wholly owned subsidiary of Republic. Immediately following the merger, Republic will continue to be named “Republic Services, Inc.” and will be the parent company of Allied. Accordingly, after the effective time of the merger, shares of Allied common stock will no longer be publicly traded.

Merger Consideration

Allied Stockholders.  As a result of the merger, at the effective time, Allied stockholders will be entitled to receive .45 shares of Republic common stock for each share of Allied common stock that they own. The number of shares of Republic common stock delivered in respect of each share of Allied common stock pursuant to the merger is referred to as the exchange ratio. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective time of the merger. Republic will not issue any fractional shares of Republic common stock in the merger. Instead, Allied stockholders will be entitled to receive cash for any fractional shares of Republic common stock that they otherwise would receive pursuant to the merger (after aggregating all shares held). The amount of cash for each fractional share will be calculated by multiplying the fraction of a share of Republic common stock to which the Allied stockholder would have been entitled to receive pursuant to the merger by the closing sale price of a share of Republic common stock on the first trading day immediately following the effective time of the merger. The Republic common stock received based on the exchange ratio, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “The Merger Agreement — Merger Consideration — Fractional Shares” beginning on page 106.

Republic Stockholders.  Republic stockholders will continue to own their existing shares of Republic common stock after the merger. Each share of Republic common stock will represent one share of common stock in the combined company.

Ownership of the Combined Company After the Merger

As of June 30, 2008, approximately 181.9 million shares of Republic common stock are outstanding and approximately 10.5 million shares of Republic common stock are reserved for the exercise of outstanding Republic options and settlement of other outstanding Republic equity-based awards. In accordance with terms of the merger, at the effective time of the merger, Republic (1) will issue approximately 196.2 million shares of Republic common stock to Allied stockholders pursuant to the merger and (2) will reserve for issuance approximately 14.1 million shares of Republic common stock in connection with the exercise or settlement of Allied equity-based awards and conversion of the Allied convertible debentures. Republic and Allied expect that the shares of Republic common stock issued in connection with the merger in respect of Allied common stock will represent approximately 51.7% of the outstanding common stock of the combined company immediately after the merger on a diluted basis. Shares of Republic common stock held by Republic stockholders immediately prior to the merger will represent approximately 48.3% of the outstanding common stock of the combined company immediately after the merger on a diluted basis.

Background of the Merger

Before 2006, the management of Republic and Allied engaged in several informal discussions regarding potential combination scenarios dating back to 2003. However, all of these discussions were terminated early in the discussion process due to a variety of issues.

2006 Discussions between Allied and Republic

In late April 2006, the Allied board of directors had a discussion with its financial advisor, UBS, regarding a possible no premium stock-for-stock merger between Allied and Republic. During May and June 2006, Jim O’Connor, Chairman and Chief Executive Officer of Republic, and John Zillmer, Chairman and Chief Executive Officer of Allied, engaged in informal discussions regarding the merger of Republic and Allied. Mr. Zillmer proposed a transaction that at the time was believed by Mr. O’Connor to be below market for the Republic shares and Mr. O’Connor advised him that he did not believe it would be of interest to the Republic board of directors. On July 18, 2006, the Republic board of directors met and Mr. O’Connor reported his conversations with Mr. Zillmer. Although Allied’s proposal was not of interest to the Republic board of directors, analyses performed in July 2006 by Republic and its financial advisor, Merrill Lynch, indicated that a combination of Republic and Allied would result in appreciable cash flow accretion to Republic stockholders. As a result, for the next several months, management and the Republic board of directors engaged in discussions and reviewed presentations prepared by Merrill Lynch regarding a potential transaction with Allied. This review culminated in Republic board of directors meetings on October 26 and 27, 2006 during which Merrill Lynch presented additional pro forma impact analyses in which Republic would acquire Allied in a no-premium stock-for-stock merger.

On November 14, 2006, the Republic board of directors authorized Mr. O’Connor to commence discussions with Allied regarding a potential transaction between Republic and Allied.

In November 2006, Mr. O’Connor spoke with Mr. Zillmer to summarize Republic’s position regarding a potential no-premium stock-for-stock merger between Republic and Allied which included Republic having a majority of the board of directors and management control of the combined company. Mr. Zillmer indicated that he would discuss Republic’s position with the Allied board of directors at its next scheduled board meeting.

At a regularly scheduled board of directors meeting on December 7, 2006, Mr. Zillmer discussed his conversations with Mr. O’Connor with the Allied board of directors. On December 8, 2006, Mr. Zillmer contacted Mr. O’Connor to discuss Allied’s response to Republic’s position. Mr. Zillmer indicated that Allied preferred a merger in which Republic would not have a majority of the board of directors nor management control of the combined company.

On December 14, 2006, the Republic board of directors met and Mr. O’Connor reported his conversations with Mr. Zillmer. Upon receipt of this information, the Republic board of directors determined that Mr. O’Connor should contact Mr. Zillmer to communicate that there was no need for any further discussions because the proposed transaction did not appear to be likely at that time.

Allied’s Strategic Review

For several months in mid-2007, UBS assisted Allied in exploring strategic opportunities. Several parties expressed interest in evaluating a transaction involving Allied and, during this time, such parties met with Allied’s management and conducted due diligence on Allied. The Allied board of directors met several times during this period to discuss the transaction process and their fiduciary duties, and, ultimately, to review the initial, non-binding proposals received from such parties. In August 2007, the Allied board of directors determined to suspend the process with respect to a potential transaction involving Allied and determined to revisit Allied’s strategic alternatives at a future date.

2007 and 2008 Discussions between Allied and Republic

During November 2007 through January 2008, through the course of regular discussions with Republic regarding strategic opportunities, Merrill Lynch presented to Republic management several analyses of a potential Republic merger with Allied. These presentations culminated in Mr. O’Connor calling Mr. Zillmer to engage in new discussions regarding a potential transaction.

During early 2008, Mr. O’Connor and Mr. Zillmer engaged in informal discussions by telephone regarding the potential merger of Republic and Allied. During this time, representatives of UBS reviewed with

Allied’s management several analyses of a potential transaction with Republic. On March 25, 2008, Republic and Allied entered into a confidentiality agreement.

From April 1, 2008 through April 3, 2008, Mr. O’Connor visited Allied in Arizona with members of the Republic management team to discuss in person with Allied’s management team a possible transaction between Allied and Republic. On April 7, 2008, Mr. Zillmer updated the Allied board of directors regarding the status of discussions with Republic and indicated that he would provide a detailed presentation at the next regularly scheduled board of directors meeting.

On April 15, 2008, the Republic board of directors met and Mr. O’Connor reported on his discussions with Mr. Zillmer and on the management meetings in Arizona regarding possible reasons for a potential merger between Republic and Allied. Republic’s management provided the Republic board of directors a review of the potential synergies associated with the potential merger. Merrill Lynch discussed the changes in the potential transaction since Republic’s discussions with Allied in 2006, including changes to each company’s market valuation, and the pro forma impact to Republic. Merrill Lynch also discussed preliminary pro forma consequences and relative valuation analyses it had performed, based on potential synergies and divestiture exposures.

On April 16, 2008, the Republic board of directors meeting reconvened. The Republic board of directors considered the advice of legal counsel, Akerman Senterfitt, regarding the board of directors’ fiduciary duties. The Republic board of directors advised Merrill Lynch and Akerman Senterfitt to work together to prepare a proposal letter to Allied.

On April 22, 2008, the Republic board of directors met and discussed updates regarding the status of the potential merger with Allied. Republic’s management provided the Republic board of directors with a memorandum of its recommendations on the possible merger and a draft proposal letter. Merrill Lynch updated the analyses that were presented on April 15, 2008, including updated pro forma consequences analyses. Following discussions regarding the exchange ratio, the Republic board of directors authorized including an exchange ratio of .43 in the proposal letter to Allied. The Republic board of directors authorized Mr. O’Connor to finalize the proposal letter, as discussed during the meeting, and present such proposal letter to Mr. Zillmer.

On April 22, 2008, Republic sent a preliminary proposal letter addressed to Mr. Zillmer for a stock-for-stock merger combination between Republic and Allied. The proposed exchange ratio was .43. The key assumptions for the proposed transaction were the following:

•	Republic would continue to pay the same cash dividend to stockholders, subject to regular review and adjustment by the Republic board of directors;

•	the pro forma company would receive an investment grade rating;

•	the existing credit facilities of Republic and Allied could be amended or modified to accommodate the proposed transaction;

•	there would not be any material changes in either company’s capital structure, results of operations, financial condition or business since the April 3, 2008 meeting; and

•	the stock-for-stock exchange would qualify as a tax-free reorganization and therefore be tax-free to stockholders of both companies.

The preliminary proposal provided that the merger would be conditioned upon standard merger agreement protections, relevant government and antitrust approvals and necessary stockholder approvals of both companies. The preliminary proposal letter also provided that Mr. O’Connor would become the Chairman and Chief Executive Officer of the combined company, and that the remaining board of directors would consist of an equal number of directors from both Republic and Allied. The preliminary proposal letter also provided that the management team of the combined company would include Mr. Donald W. Slager of Allied as Chief Operating Officer.

On April 24, 2008, the Allied board of directors held a regular meeting at which the Republic proposal was discussed. Representatives of UBS discussed UBS’ analyses regarding the potential transaction and the pro forma impact on earnings and free cash flow, credit statistics and value creation, as well as the solid waste sector benchmarking and a review of strategic alternatives. The Allied board of directors authorized Allied’s representatives to make a counteroffer to Republic. Accordingly, on April 24, 2008, Allied’s financial advisor, UBS, provided Republic with a counteroffer to Republic’s preliminary proposal letter. The counteroffer proposed the following:

•	a higher exchange ratio of .45;

•	the need for a super-majority vote of the combined company board of directors to remove either the Chairman and Chief Executive Officer or President and Chief Operating Officer; and

•	the need for Mr. Slager, Chief Operating Officer and President of Allied, to be designated President and Chief Operating Officer of the combined company, reporting directly to Mr. O’Connor.

On April 29, 2008, the Republic board of directors held a telephonic special meeting to discuss the status of the potential merger with Allied. Merrill Lynch outlined the terms of Allied’s counteroffer of April 24, 2008. The Republic board of directors discussed the impact of the change in the exchange ratio and the corporate governance issues. Merrill Lynch provided updated pro forma consequences analyses. The Republic board of directors authorized Mr. O’Connor to call Mr. Zillmer to summarize the Republic board of directors’ position on the counteroffer, which was the following:

•	to agree with the exchange ratio being set at .45;

•	to agree on the designation of Mr. Slager as President and Chief Operating Officer of the combined company, reporting directly to Mr. O’Connor;

•	to reject the requirement of a super-majority vote of the combined company board of directors to remove either the Chairman and Chief Executive Officer or President and Chief Operating Officer;

•	to request a majority of Republic independent directors, in addition to Mr. O’Connor, to constitute the board of directors of the combined company; and

•	to request that Mr. O’Connor meet with Mr. Slager to discuss the proposed organization of the combined company.

On May 1, 2008, Mr. Zillmer called Mr. O’Connor to discuss the potential transaction, Allied’s counteroffer and Republic’s response. Mr. Zillmer confirmed that Mr. O’Connor could meet with Mr. Slager to discuss the proposed organization of the combined company.

On May 1, 2008, the Republic board of directors held a telephonic special meeting to discuss updates regarding the potential merger with Allied. Mr. O’Connor reported his discussion with Mr. Zillmer regarding Republic’s response to Allied’s counteroffer. The Republic board of directors determined that Mr. O’Connor should contact Mr. Slager to discuss the proposed organization of the combined company.

Mr. O’Connor, Mr. Michael J. Cordesman, President and Chief Operating Officer of Republic, Mr. Tod C. Holmes, Senior Vice President and Chief Financial Officer of Republic, and Mr. Slager met on May 5 and 6, 2008 in Chicago to discuss the potential merger and the proposed organization of the combined company.

On May 8, 2008, the Republic board of directors held a telephonic special meeting to discuss updates regarding the potential merger with Allied. Mr. O’Connor reported that he met with Mr. Slager, Mr. Cordesman and Mr. Holmes earlier that week to discuss the proposed organization of the combined company. After those discussions, Mr. O’Connor advised the Republic board of directors that he believed that the Republic management could work with Mr. Slager to create an effective organization for the combined company and that integration of the management teams would not present an issue in consummating the potential merger or in operating the combined company.

On May 9, 2008, the Allied board of directors held a telephonic special meeting to discuss the status of the potential merger with Republic. Mr Slager reported on his meetings with Mr. O’Connor. Mr. Zillmer then discussed various governance issues with the Allied board of directors. The Allied board of directors determined that Allied should arrange a meeting between the Allied board of directors and Mr. O’Connor.

On May 9, 2008, Allied provided Republic with a revised counteroffer consisting of the following terms:

•	the new headquarters of the combined company would be located at Allied’s current headquarters in Phoenix, Arizona;

•	an exchange ratio of .45;

•	there would be no collar or walkaway rights;

•	the board of directors of the combined company would consist of Mr. O’Connor as the Chairman, five independent directors nominated by Republic and five independent directors nominated by Allied for a total of eleven directors;

•	Mr. Slager would be the President and Chief Operating Officer of the combined company, reporting directly to Mr. O’Connor; and

•	the remainder of the management team would be mutually agreed upon based on contributions from each company.

On May 12, 2008, the Republic board of directors held a telephonic special meeting to discuss updates regarding the potential merger with Allied and review Allied’s revised counteroffer. The Republic board of directors granted Mr. O’Connor the authority to call Mr. Zillmer and relay the Republic board of directors’ concerns with the revised counteroffer.

On May 12, 2008, Republic delivered a revised proposal letter to Mr. Zillmer. In the revised proposal letter Republic recited the terms of Allied’s revised counteroffer with the exception of the selection of the remainder of the management team on a mutually agreed upon basis. Republic’s revised proposal instead stated that Mr. O’Connor would assemble the remainder of the management team.

On May 16, 2008, the Republic board of directors met and discussed updates regarding the potential merger with Allied. Mr. O’Connor informed the Republic board of directors that he was scheduled to meet with Mr. Slager and the Allied board of directors in New York on June 5, 2008 to discuss the organization of the combined company, and immediately thereafter, he would also meet with the Republic board of directors along with Mr. Slager to discuss the same matter.

On May 16, 2008, Allied circulated a draft merger agreement.

On May 19, 2008, representatives of each of Republic and Allied met by teleconference to commence the mutual due diligence process. Mutual due diligence proceeded over several weeks on financial, operational, accounting, information systems, legal, tax, environmental, labor and other matters.

On June 4, 2008, representatives of the management teams of both Republic and Allied jointly met on a confidential basis with Moody’s and Standard & Poor’s to brief each credit ratings agency on the proposed transaction and financial impact to the credit of both companies and inquire whether both agencies would likely assign the combined company investment grade ratings. Republic and Allied management subsequently responded to various follow-up questions asked by each agency. Based on the meetings and the preliminary indications of the rating agencies, Republic and Allied believe that the combined company will receive investment grade ratings.

Also on June 4, 2008, representatives of Republic and its legal counsel, Akerman Senterfitt, met with representatives of Allied and its legal counsel, Mayer Brown LLP, to discuss in person the draft merger agreement.

On June 5, 2008, the Allied board of directors met in New York regarding the proposed merger. Mayer Brown LLP updated the directors on the status of negotiations and the antitrust analysis. Allied management discussed with the board of directors synergy analyses, due diligence and various financial considerations. Representatives of UBS discussed UBS’ updated analyses of the proposed transaction which it provided in an oral presentation to the Allied board of directors. Mr. O’Connor joined for a portion of the meeting and made a joint presentation with Mr. Slager regarding the strategy and vision for the combined company and responded to questions from the Allied board of directors.

On June 5, 2008, immediately following the Allied board of directors meeting, Mr. O’Connor and Mr. Slager met in New York with the Republic board of directors. They made a joint presentation regarding the strategy and vision for the combined company. Mr. Slager also discussed his background in the solid waste industry and answered questions posed by the Republic board of directors about integrating the combined company and potential synergies.

Following the board of directors meetings on June 5, 2008, representatives of the boards of directors, the management teams, the financial advisors and legal counsel of Republic and Allied met informally.

Over the following weeks, mutual due diligence and the negotiation of the definitive merger agreement continued.

On June 13, 2008, The Wall Street Journal reported that Republic and Allied were engaged in discussions regarding a potential merger of Allied and Republic. Both companies issued a joint press release that day confirming that they were in discussions and that, under the terms being discussed, Republic would offer Allied stockholders .45 shares of Republic common stock for each share of Allied common stock.

On June 19, 2008, the Republic board of directors met to discuss updates regarding the potential merger with Allied. Republic’s management provided the Republic board of directors a review of the due diligence process and Merrill Lynch updated its presentation that was presented on April 22, 2008, including updated pro forma consequences and relative valuation analyses. At this meeting, the Republic board of directors reviewed certain corporate governance matters and other terms and conditions to be set forth in the merger agreement. The Republic board of directors granted Mr. O’Connor the authority to call Mr. Zillmer and discuss certain corporate governance matters to be set forth in the merger agreement.

On June 20, 2008, the Republic board of directors held a telephonic special meeting to discuss updates regarding the potential merger with Allied. At this meeting, the Republic board of directors reviewed certain of the closing conditions to be set forth in the merger agreement. The Republic board of directors granted Mr. O’Connor the authority to call Mr. Zillmer and discuss certain closing conditions to be set forth in the merger agreement.

On June 22, 2008, the Republic board of directors held a telephonic special meeting to consider resolutions approving the merger. Also, at this meeting, Merrill Lynch reviewed with the Republic board of directors its financial analyses of the exchange ratio and rendered to the Republic board of directors an opinion, dated June 22, 2008, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the exchange ratio was fair from a financial point of view to Republic. The Republic board of directors primarily evaluated the exchange ratio based upon relative valuation analyses of Republic and Allied, among other things, because Republic was considering issuing shares in connection with the Allied merger and was not for sale. The meeting concluded with the passing of resolutions of the Republic board of directors approving and adopting the merger and the merger agreement and related matters and authorizing management to finalize the negotiations.

Also on June 22, 2008, the Allied board of directors met in New York to consider the merger. Mayer Brown LLP updated its presentation regarding the terms of the merger agreement, the board of directors’ fiduciary duties and the antitrust analysis of the transaction. The Allied board of directors also received updated presentations regarding synergy analyses, due diligence and financial considerations. Next, representatives of UBS presented to the board of directors UBS’ financial analyses of the transaction and delivered an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 22, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Allied common stock. The meeting concluded with the passing of resolutions of the Allied board of directors approving the merger, adopting the merger agreement and approving certain related matters.

Following the meetings, on the evening of June 22, 2008, Republic and Allied signed the merger agreement. On the following morning of June 23, 2008, the parties issued a joint press release announcing the execution of the merger agreement and held a conference call to discuss the transaction.

On the morning of July 14, 2008, Mr. O’Connor received an unsolicited call from David Steiner, the Chief Executive Officer of Waste Management, Inc., which we refer to as Waste, advising him that by letter to be sent that morning prior to the opening of trading on the stock markets, Waste would make a proposal to the Republic board of directors to acquire all of Republic’s outstanding common stock for $34.00 per share in cash. Mr. O’Connor shortly thereafter received the proposal, which expressly was subject to Waste conducting a due diligence review of Republic, obtaining financing, clearing all antitrust reviews without divestitures that would have a material adverse effect, maintaining its investment grade credit ratings and other conditions. Mr. O’Connor reviewed the proposal with Republic’s legal counsel and financial advisors. That morning, Waste also issued a press release, which included a copy of Mr. Steiner’s letter to Mr. O’Connor.

That afternoon, the Republic board of directors conducted a telephonic meeting at which Republic’s legal counsel, Akerman Senterfitt, and financial advisors, Merrill Lynch, provided an overview of the Waste proposal and a discussion of the Republic board of directors’ duties and obligations under the merger agreement with Allied and in accordance with Delaware law. The Republic board of directors also authorized the engagement of Wachtell, Lipton, Rosen & Katz as special counsel to represent Republic in connection with the Waste proposal and related matters. The Republic board of directors asked Merrill Lynch to provide it with financial analyses of the Waste proposal and asked its legal advisors to review and advise it with respect to the other conditions included in the proposal.

On July 14, 2008 and July 17, 2008, Allied delivered letters to Republic stating that it did not believe that the Waste proposal represented a “Superior Proposal” nor a proposal that could be reasonably expected to lead to a “Superior Proposal” (as defined in the merger agreement) and, therefore, asserting that Republic could not engage in discussions with, or provide information to, Waste in connection with its unsolicited proposal.

On July 16, 2008, Mr. O’Connor received a call from Michael Larson of BGI, the investment office that manages the assets of Cascade Investment, L.L.C. and the Bill & Melinda Gates Foundation Trust. At the time, Cascade and the Gates Foundation Trust beneficially owned approximately 15% of Republic, which made them the largest stockholders of Republic. Mr. Larson said he called Mr. O’Connor to advise Republic that BGI did not support the Waste proposal. Mr. Larson also told Mr. O’Connor that BGI was contemplating issuing a press release to publicly disclose its disapproval of the Waste proposal and its support of Republic’s merger with Allied. Mr. Larson also reiterated a request that BGI first made to Republic in January 2008, when Cascade’s holdings, due to Republic’s stock repurchase programs, first approached the 15% level, that Republic waive Section 203 of the Delaware General Corporation Law, Delaware’s antitakeover statute. The waiver of Section 203 was requested to allow Cascade and the Gates Foundation Trust to be able to acquire more shares of Republic common stock in the open market, without being subject to the restrictions on certain transactions set forth in Section 203. Cascade’s original request was going to be reviewed at the board of directors’ regular meeting in April 2008, but consideration of the request at that time was deferred as the discussions with Allied were progressing. As the Allied merger had since been announced and was proceeding, Mr. O’Connor advised Mr. Larson that the Republic board of directors would review the renewed request. Mr. O’Connor stated that the Republic board of directors would be meeting soon to review the Waste proposal.

On July 17, 2008, the Republic board of directors conducted a telephonic meeting to review the Waste proposal. Merrill Lynch provided a review of the conditions to which the Waste proposal was subject, including (1) the requirement for Waste to clear federal and state antitrust regulatory reviews, without divestitures that would reasonably be expected to have a material adverse effect, (2) the need for Waste to obtain financing commitments for more than $6 billion in cash in order to fund the proposal, (3) the requirement that Waste maintain an investment grade rating following the closing of an acquisition of Republic, and (4) Waste’s request to conduct due diligence on Republic. Merrill Lynch noted that two of the ratings agencies placed Waste on review for possible downgrade subsequent to Waste’s announcement of its proposal to purchase Republic, and that Waste only had a “highly confident” indication from its financial advisor, Credit Suisse, that it could obtain commitments for the financing. Legal counsel advised the Republic board of directors that the antitrust regulatory review for an acquisition of Republic by Waste likely would be more complex and involve greater delay than the regulatory review necessary for the Allied transaction due to the greater number of market overlaps and Waste’s need to comply with consent decrees previously entered into by Waste. The Republic board of directors discussed the issues presented by the conditions in the Waste proposal, and concluded that Waste had not sufficiently and clearly articulated how or when such significant conditions were going to be satisfied by Waste.

At the meeting, Merrill Lynch then provided the Republic board of directors with an analysis of the financial terms of the proposed transaction and reviewed the analyses previously provided regarding the transaction with Allied. Merrill Lynch estimated that, based on discount rates ranging from 8.0% to 10.0% and a projected period required to close the proposed transaction ranging from six to twelve months, the discounted present value range of the $34.00 per share price proposed by Waste was approximately $31.00 to $33.00 per share. Because discounted stock prices are typically calculated using a discount rate based solely on the cost of equity, Merrill Lynch selected these discount rates based on Republic’s cost of equity. Merrill Lynch compared the nominal and discounted value of Waste’s proposal to the historical trading performance of Republic common stock, including the closing price per share of Republic common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, and on July 11, 2008, the last trading day before the Waste proposal was announced, as well as the maximum and minimum price per share of Republic common stock over the previous 12-month period and various averages of prices for shares of Republic common stock over periods ranging from 30 days to 3 years. Merrill Lynch advised the Republic board of directors that, in its view, neither the discounted proposal price nor the nominal price of $34.00 per share represented a meaningful premium to the closing price per share of Republic common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, or the average closing prices for shares of Republic common stock over the 90-day and 52-week periods ending on July 11, 2008, the last trading day before the Waste proposal was announced. Merrill Lynch also reviewed with the Republic board of directors its valuation analyses of Allied and Republic as a combined company, including an analysis based on the discounted estimated cash flow of the combined company that reflected synergies expected by Republic management. For purposes of these valuation analyses, Merrill Lynch used the same base case financial forecasts that were reviewed by the Republic board of directors at its meeting on June 22, 2008, which are described below under “Certain Financial Forecasts Reviewed by the Republic Board of Directors.” The discounted estimated cash flow analysis yielded a per share value range for Allied and Republic as a combined company of $36.00 to $42.00. This discounted cash flow analysis utilized assumptions for terminal multiples based on trading characteristics of Republic and its comparable companies and did not include value associated with a control premium. In evaluating Waste’s proposal, which would be mutually exclusive of completing the merger with Allied the Republic board of directors primarily considered the value of Republic based on the discounted estimated cash flow for Republic and Allied as a combined company, and the discounted estimated value range of the Waste proposal, among other things.

Also at the July 17 meeting, Republic’s legal advisors reviewed with the Republic board of directors its fiduciary duties in connection with the Waste proposal. Republic’s legal advisors also provided the Republic board of directors with a legal overview of the Waste proposal, and reiterated to the board the obligations and restrictions with respect to unsolicited proposals under the merger agreement with Allied.

After careful consultation with its legal and financial advisors and further deliberations among the directors, the Republic board of directors determined unanimously that the Waste proposal did not constitute, and could not reasonably be expected to lead to, a proposal for a transaction that is or would be more favorable to Republic stockholders than the merger currently contemplated between Republic and Allied. At the meeting, the Republic board of directors also reaffirmed its recommendation to Republic stockholders regarding the existing transaction with Allied.

On July 18, 2008, Mr. O’Connor sent a letter to Mr. Steiner relaying the Republic board of directors’ determination regarding the Waste proposal. Republic also issued a press release, including Mr. O’Connor’s letter, emphasizing that Republic is not for sale and that as a result of the Republic board of directors’ determination, and in accordance with Republic’s obligations under the terms of the merger agreement with Allied, Republic may not furnish information to, or have discussions and negotiations with, Waste. The letter and press release also addressed the Republic board of directors’ views of key points of the Waste proposal, noting that the Waste proposal seriously undervalues Republic and appeared on its face to be opportunistic only for Waste. In addition, the letter and press release noted the significant conditions of the proposal that call into question the ability of Waste to complete its proposed transaction.

On July 18, 2008, Waste issued a press release expressing its disappointment with the determination by the Republic board of directors and advising that it was reviewing its options.

On July 18, 2008, Allied issued a press release, indicating that it was pleased with the Republic board of directors’ determination regarding the Waste proposal and its reaffirmation of the transaction with Allied.

On July 18, 2008, BGI, the investment office that manages the assets of Cascade and the Gates Foundation Trust, which at the time owned in the aggregate approximately 15.6% of Republic and 2.3% of Waste, issued a press release indicating its support of the merger between Republic and Allied, and announcing that it would not support the proposal made by Waste to acquire Republic. On July 21, 2008, Cascade filed a statement on Schedule 13D which included the BGI press release.

On July 24, 2008, Waste notified Republic by a faxed letter that it would be filing the requisite forms to commence the federal and state antitrust reviews of its July 14, 2008 proposal to acquire all of Republic’s common stock. Waste stated in the letter that it intended to acquire Republic shares in open market purchases or other transactions. Waste also issued a press release regarding its commencement of the governmental antitrust review process.

On July 24, 2008, Republic issued a press release reiterating that Waste’s July 14 proposal was rejected by the Republic board of directors. Republic noted that it continues to believe the merger with Allied is in the best interests of the Republic stockholders. Republic stated that it will respond to Waste’s antitrust notices as appropriate, and guard against opportunistic attempts to disrupt its strategic plans through open market activity or otherwise.

On July 25, 2008, a class action was filed in the Court of Chancery of the State of Delaware by the New Jersey Carpenters Pension and the New Jersey Carpenters Annuity Funds against Republic and the members of the Republic board, each individually. The suit sought to enjoin the proposed transaction between Republic and Allied and compel Republic to accept the unsolicited proposal made by Waste on July 14, 2008, or at least compel the Republic board to further consider and evaluate the Waste proposal.

On July 28, 2008, the Republic board of directors declared a dividend of one preferred share purchase right, which is referred to as a right and collectively as the rights, for each outstanding share of Republic common stock. The dividend was paid to holders of record of Republic’s common stock as of the close of business on August 7, 2008. The specific terms of the rights are contained in the Rights Agreement, dated as of July 28, 2008, by and between Republic and The Bank of New York Mellon, as Rights Agent.

The Republic board of directors adopted the Rights Agreement to protect Republic stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights impose a significant penalty upon any person or group which acquires beneficial ownership of 10% (20% in the case of existing 10% holders) or more of Republic’s outstanding common stock, including derivatives, unless such acquisition was approved by the Republic board of directors or such acquisition was in connection with an offer for all of the outstanding shares of Republic common stock for the same consideration. The rights will terminate concurrently with the acquisition of more than 50% of Republic’s outstanding shares of common stock not owned by the acquiring person in such an offer, provided that the acquiring person irrevocably commits to acquire all remaining untendered shares for the same consideration as in the tender offer as promptly as practicable following completion of the offer.

In adopting the carve-out to the Rights Agreement permitting existing beneficial owners of 10% or more of Republic to acquire up to 20% without triggering the exercise of the rights, the Republic board of directors accommodated the request of BGI, on behalf of Cascade and the Gates Foundation Trust, to be able to acquire up to 20% in the aggregate of the outstanding shares of Republic common stock. The Republic board of directors also waived Section 203 of the Delaware General Corporation Law to a limited extent to allow

Cascade and the Gates Foundation Trust to be able to acquire up to 20% of the outstanding shares of Republic common stock without being subject to Section 203. The Republic board of directors took these actions because Cascade and the Gates Foundation Trust were long-term stockholders of Republic, were Republic’s largest stockholders and had never sold any of their holdings in Republic. In addition, the Republic board of directors considered that Cascade’s expressed interest in purchasing more shares of Republic pre-dated the announcement of the merger discussions with Allied and was not tied to either the Allied merger or the Waste proposal proceeding or not proceeding. There is no agreement, understanding or arrangement with Cascade, the Gates Foundation Trust, BGI or their affiliates, on the one hand, and Republic, on the other hand, as to the acquisition, disposition or voting of shares of Republic common stock. None of Cascade, the Gates Foundation Trust, BGI or any of their affiliates has been in contact with Allied.

On July 28, 2008, Republic adopted bylaw amendments intended to provide orderly procedures to regulate the written consent process and to require notice and information about stockholder proposals. Stockholders seeking to act by written consent must request the Republic board of directors set a record date for stockholders entitled to consent. The record date must be set within ten days of a request and must be no later than ten days after the Republic board acts. Absent this bylaw, action could be taken by consent without prior notice to Republic and all of its stockholders.

On July 28, 2008, Republic issued a press release announcing that its board of directors had taken steps to prevent disruptive and coercive acquisition tactics by adopting the bylaw amendments and the shareholder rights plan pursuant to the Rights Agreement. Republic also announced that its board of directors had waived Section 203 of the Delaware General Corporation Law with respect to the acquisition by Cascade and the Gates Foundation Trust of up to 20% in the aggregate of the outstanding shares of Republic common stock. On July 28, 2008, Cascade and the Gates Foundation Trust filed a Schedule 13D/A acknowledging the waiver of Section 203 by the Republic board of directors, and stating that they may utilize this waiver to acquire additional shares of Republic common stock without becoming subject to Section 203.

On July 28, 2008, Waste issued a press release stating that Republic’s adoption of the Rights Agreement and bylaws amendments did not change its focus on acquiring Republic. Waste also stated that it was working diligently to prepare a response that addressed all of the issues raised by the Republic board of directors in their letter dated July 18, 2008.

On July 30, 2008, the Republic board of directors held a telephonic special meeting to review an amendment to the merger agreement. The Republic board of directors discussed that the only substantive change contemplated by the amendment to the merger agreement would eliminate the requirement in the merger agreement that the Republic charter be amended to include a corporate governance provision relating to the combined company’s board composition structure. Instead, pursuant to the amendment to the merger agreement, such corporate governance provision would be included in the Republic bylaws. The Republic board of directors was advised that any charter amendment would require approval by a majority vote of the outstanding stock of Republic, and that the implementation of the corporate governance provision through the bylaw amendment was sufficient and there was no need for a separate charter amendment proposal and vote of Republic stockholders at the special meeting. Following discussion, the Republic board of directors concluded that the amendment to the merger agreement was advisable and in the best interest of Republic and its stockholders. Republic’s legal counsel also reviewed with the board of directors a draft joint proxy statement/prospectus previously delivered to all members of the board of directors.

On July 30, 2008, the amendment to the merger agreement, which Allied management presented, at a regularly scheduled board of directors meeting on July 24, 2008, was approved pursuant to written consent.

On July 30, 2008, the Compensation Committee of the Republic board of directors held a telephonic special meeting to review various Republic employee benefit plans and severance agreements. Following discussion with Republic’s legal advisors, the Compensation Committee determined unanimously that the closing of the merger with Allied would constitute a change of control under various Republic employee benefit plans and severance agreements. As a result of this determination, the closing of the merger will trigger accelerated vesting of certain benefits under various Republic employee benefit plans, and may trigger increased benefits payable under certain severance agreements in connection with employment terminations upon or after the merger.

On August 1, 2008, Republic filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission with respect to the merger with Allied and the Republic share issuance in connection with the merger.

On Sunday, August 10, 2008, Mr. O’Connor received an unsolicited call from Mr. Steiner advising him that by letter to be sent the following morning, Waste would make a revised proposal to the Republic board of directors to acquire all of Republic’s outstanding common stock for $37.00 per share in cash. Mr. O’Connor received the revised proposal on Monday, August 11, 2008, and reviewed the revised proposal with Republic’s legal and financial advisors. In addition to increasing the proposed price, the revised proposal attempted to address the concerns of the Republic board of directors with the other terms and conditions of Waste’s original proposal by stating that Waste would pay Republic a fee of $250 million if the parties are unable to close a transaction due to opposition from the Department of Justice; that Waste would include a “ticking fee” by increasing the $37.00 per share price by an interest component if antitrust clearance delayed a closing beyond a date (the date and the terms of the “ticking fee” to be on terms mutually acceptable to the parties); that Waste believed financing was available to it; and that Waste believed it would retain its investment grade rating. That morning, Waste also issued a press release, which included a copy of Mr. Steiner’s letter to Mr. O’Connor.

On August 11, 2008, Allied issued a press release commenting on Waste’s revised proposal stating that the revised proposal of $37.00 per share remained inferior to the range of values supporting the merger of Republic and Allied, and that Waste failed to address fully the antitrust, financing and timing risks of the revised proposal.

On August 14, 2008, the Republic board of directors held a telephonic special meeting at which Republic’s legal and financial advisors provided an overview of Waste’s revised proposal. Republic’s legal counsel reminded the Republic board of directors of its duties and obligations under the merger agreement with Allied and under Delaware law. At the August 14, 2008 meeting, Merrill Lynch provided the Republic board of directors with an analysis of the financial terms of Waste’s revised transaction proposal. Although Waste’s revised transaction proposal lacked specificity regarding the terms of its proposed “ticking fee,” Merrill Lynch assumed that any interest component included in the revised proposal would address the financial impact of any delay in closing. Merrill Lynch estimated that, based on discount rates ranging from 8.0% to 10.0% and a projected period ranging from three to six months (the estimated time before the ticking fee would be expected to take effect), the discounted present value range of the $37.00 per share price proposed by Waste was approximately $35.00 to $36.00 per share. Because discounted stock prices are typically calculated using a discount rate based solely on the cost of equity, Merrill Lynch selected these discount rates based on Republic’s cost of equity. Merrill Lynch compared the nominal and discounted value of Waste’s proposal to the historical trading performance of Republic common stock, including the closing price per share of Republic common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, on June 20, 2008, the last trading day before the day on which Republic and Allied announced the execution of the merger agreement, and on July 11, 2008, the last trading day before the initial Waste proposal was announced, as well as the maximum and minimum price per share of Republic common stock over the previous 12-month period and various averages of prices for shares of Republic common stock over periods ranging from 30 days to 1 year. Merrill Lynch advised the Republic board of directors that, in its view, neither the discounted proposal price nor the nominal price of $37.00 per share represented a meaningful premium to the closing price per share of Republic common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination. Based upon public reports published by Moody’s and Standard and Poor’s and pro forma credit statistics analysis, Merrill Lynch also indicated that it may be difficult for Waste to obtain financing. Republic’s legal counsel and financial advisors discussed with the Republic board of directors certain aspects of Waste’s revised proposal that failed to satisfactorily address issues raised by the Republic board of directors in its response to the first Waste proposal, including its assessment that the Waste proposal will involve significant additional regulatory complexities and delays compared to the merger with Allied, the fact that Waste has not obtained customary financing commitments for the cash needed to complete its proposed transaction, Waste’s condition that Waste maintains an investment grade rating as a result of the proposed transaction, and operational issues and additional contingencies that would result from a protracted delay. After careful consultation with its legal counsel and financial advisors and further deliberations among the directors, the Republic board of directors determined unanimously that the revised Waste proposal did not constitute, and could not reasonably be expected to lead to, a proposal for a transaction that is more favorable to Republic stockholders than the merger currently contemplated between Republic and Allied. Accordingly, the Republic board of directors did not change its recommendation to Republic stockholders regarding the existing transaction with Allied.

On August 14, 2008, Mr. O’Connor sent a letter to Mr. Steiner relaying the Republic board of directors’ determination regarding the revised Waste proposal. Republic also issued a press release, including Mr. O’Connor’s letter, reiterating that Republic was not for sale. The press release noted that the revised Waste proposal substantially undervalued Republic and failed to satisfactorily address the issues identified by the Republic board of directors in its response to the first Waste proposal. The letter stated that the Republic board of directors believed that the revised Waste proposal remained substantially more conditional than the merger with Allied. The letter stressed that as a result of the determination by the Republic board of directors and in accordance with Republic’s obligations under the terms of the merger agreement with Allied, Republic may not furnish information to, or have discussions and negotiations with, Waste.

On August 15, 2008, Waste issued a press release expressing its disappointment with the determination by the Republic board of directors and stating that it was evaluating its options.

On August 15, 2008, the class action filed by the New Jersey Carpenters was amended, primarily to include claims about deficient disclosures in the preliminary joint proxy statement/prospectus filed on August 1, 2008 by Republic, and to claim breach of fiduciary duties by the individual members of the Republic board for failure to accept Waste’s revised proposal or to enter into discussions with Waste.

On August 18, 2008, Republic issued a press release announcing that Bank of America Securities LLC and J.P. Morgan Securities Inc. had arranged a syndicate of lenders committed in writing to the entire amount of Republic’s proposed new $1.75 billion senior unsecured revolving credit facility. Republic noted that the new credit facility, together with Republic’s existing $1 billion senior unsecured revolving credit facility, will provide Republic with all of the financing expected to be needed to consummate its proposed merger with Allied, as well as with additional working capital.

On August 18, 2008, Cascade and the Gates Foundation Trust filed a Schedule 13D/A to report that between August 5, 2008 and August 12, 2008, Cascade purchased for cash, in open market transactions, additional shares of Republic common stock which increased their aggregate holdings to approximately 18% of the outstanding common stock of Republic.

On August 21, 2008, a second putative class action was filed in the Court of Chancery of the State of Delaware by David Shade against Republic, the members of the Republic board of directors, individually, and Allied. On September 22, 2008, the New Jersey Carpenters and the Shade cases were consolidated by the Court of Chancery, and on September 24, 2008, the plaintiffs in the Delaware case, now known as In Re: Republic Services Inc. Shareholders Litigation, filed a verified consolidated amended class action complaint in the Court of Chancery of the State of Delaware. Discovery in the Delaware case is ongoing.

On September 5, 2008, a putative class action was filed in the Circuit Court in and for Broward County, Florida, by the Teamsters Local 456 Annuity Fund against Republic and the members of the Republic board of directors, individually. On September 24, 2008, the defendants in the Florida litigation filed a Motion to Stay or to Dismiss the lawsuit in light of the consolidated Delaware class action.

These suits primarily seek to enjoin the proposed transaction between Republic and Allied and compel Republic to accept the unsolicited proposals made by Waste, or at least compel the Republic board of directors to further consider and evaluate the Waste proposals, as well as damages and attorneys’ fees.

On September 16, 2008, Mr. Steiner made an unsolicited call to Mr. O’Connor in which he indicated that Waste was still interested in acquiring Republic, that the Waste board of directors would meet the following week and that Mr. Steiner would be contacting Republic again in about a week. On September 25, 2008, Mr. Steiner again called Mr. O’Connor. In that call, Mr. Steiner said that Waste continued to be interested in acquiring Republic, and while he thought financing was available he acknowledged that the current credit market environment made acquisition debt more expensive and a transaction less attractive to Waste. Mr. Steiner indicated that Waste would continue to monitor the credit market and other conditions impacting a possible acquisition of Republic, and may further communicate with Republic as Waste continues to evaluate its options in advance of Republic’s expected mid-November stockholder meeting. Mr. Steiner stated that Waste would continue to pursue clearance of its antitrust filing with the Department of Justice. Mr. Steiner also expressed an interest in buying any assets that would be divested as a result of a Republic-Allied combination, if the Republic-Allied merger went forward.

On September 22, 2008, Cascade and the Gates Foundation Trust filed a Schedule 13D/A to report that between August 13, 2008 and September 18, 2008, Cascade purchased for cash, in open market transactions, additional shares of Republic common stock which increased their aggregate holdings to approximately 19% of the outstanding common stock of Republic.

On October 6, 2008, the Circuit Court in the Florida litigation ordered full briefing on the Motion to Stay or Dismiss and a hearing on the Motion is set for October 31, 2008. No further activity in the Florida litigation was allowed by the Circuit Court pending the hearing. However, the Circuit Court ordered, in the interim, defendants to provide the Florida plaintiff with copies of any discovery produced to plaintiffs in the Delaware action.

Rationale for the Merger

The solid waste service industry has been consolidating over time and both Republic and Allied believe that the proposed merger will provide their respective stockholders with an interest in a combined company that will be one of the strongest in the industry. The combined company will have greater financial strength, operational efficiencies, earning power and growth potential than either Republic or Allied would have on its own. The parties have identified a number of potential benefits of the merger which they believe will contribute to the success of the combined company and thus inure to the benefit of the combined company’s stockholders, including the following:

Strategic Benefits.  Both Republic and Allied are engaged in the non-hazardous solid waste and environmental service business and provide solid waste management services, consisting of collection, transfer, recycling and disposal (landfill) services to municipal, commercial, industrial and residential customers. Republic, after the merger, expects to generate annual revenues of approximately $9 billion and expects to operate approximately 218 landfills, 254 transfer stations, 427 collection companies and 86 recycling facilities serving over 13 million customers in 40 states and Puerto Rico. The parties believe that there is a substantial strategic fit between the markets served by Republic, which are located predominantly in high-growth Sunbelt markets, and those served by Allied, which has a national footprint. Since Republic and Allied’s collection operations are highly complementary, the combined company will be diversified across geographic markets, customer segments and service offerings. This balance will enable the combined company to capitalize on attractive business opportunities, mitigate geographic risk and result in greater stability and predictability of revenue and free cash flow.

Strong Financial Foundation.  Key components of the combined company’s financial strategy will include its ability to generate free cash flow and sustain or improve its return on invested capital. The parties expect that the combined company will generate significant free cash flow, which it intends to use to reduce debt, invest in internal growth and fund its quarterly dividend, which it expects to at least maintain at $.19 per share. In addition, it is anticipated that the strong capital structure of the combined company will enable it to maintain its investment grade rating, resulting in better access to capital and lower debt financing costs. Republic and Allied believe that this strong foundation for future financial performance will create significant benefits for stockholders of the combined company.

Synergies and Cost Savings of the Combined Company.  Republic and Allied believe that the merger should result in a number of important synergies, primarily from achieving greater operating efficiencies, capturing inherent economies of scale and leveraging corporate resources. The management of Republic estimated that the combined company would achieve approximately $150 million in net annual synergies by the third year following the completion of the merger, and has the potential to achieve additional synergies thereafter from other initiatives, including national accounts programs and centralized procurement. The management of Allied estimated additional potential synergies of up to $39 million could be achieved if the combined company were to adopt certain Allied initiatives. Any synergies achieved will further enhance the free cash flow and return on invested capital of the combined company.

Strengthened Management.  The parties believe the combined company will have a favorable personnel mix. In particular, the parties believe that certain of the members of Allied’s management would complement Republic’s existing management team and that the combined company’s management would enjoy a combination of skills and capabilities that are needed by a company in a consolidating industry. In addition, each of Republic and Allied believes that by combining best practices and creating standardized policies, procedures and measurement tools, the combined company will be better able to meet and exceed its customers’ needs.

New Growth Opportunities.  Republic’s long-term growth strategy has been to increase revenue, gain market share and enhance stockholder value through internal growth and acquisitions. The combined company will be able to better execute these strategic priorities by investing in the growth and development of the business. The combined company will be better positioned to grow organically and pursue acquisition opportunities by being able to draw upon the resources, experience and development efforts of both Republic and Allied.

Republic Reasons for the Merger

In approving the transaction and making these recommendations, the Republic board of directors consulted with Republic’s management, as well as its outside legal and financial advisors, and it carefully considered the following factors:

•	all the reasons described above under “— Rationale for the Merger” beginning on page 58, including the strategic benefits, the near- and longer-term synergies and growth opportunities expected to be available to the combined company and the ability to create a leading environmental services firm;

•	information concerning the business, assets, capital structure, financial performance and condition and prospects of each of Republic and Allied, focusing in particular on the quality of Allied’s assets, the compatibility of the two companies’ operations and opportunities to capture substantial synergies, which are expected by management of Republic to be approximately $150 million by the third year following the completion of the merger;

•	the likelihood of the enhancement of the strategic position of the combined company, which combines Republic’s and Allied’s complementary businesses and creates a broader company with enhanced operational and financial flexibility and increased opportunities for earnings per share and cash flow growth;

•	current and historical prices and trading information with respect to each of Republic’s and Allied’s common stock, which assisted the Republic board of directors in its conclusion that the merger was fairly priced;

•	the possibility, as alternatives to the merger, of continuing to pursue the company’s current growth strategy, and the Republic board of directors’ conclusion that a merger with Allied is expected to yield greater benefits for Republic and its stockholders. The Republic board of directors reached this conclusion for reasons including Allied’s interest in pursuing a transaction with Republic, Republic’s view that the transaction could be acceptably completed from a timing and regulatory standpoint, and Republic management’s assessment of the expected benefits of the merger and compatibility of the two companies;

•	current industry, economic and market conditions, including the pace of change and opportunities for growth in the non-hazardous solid waste industry;

•	the terms and conditions of the merger agreement;

•	the fact that Republic stockholders would hold approximately 48% of the outstanding shares of the combined company after the merger on a diluted basis;

•	the analyses and presentation prepared by Merrill Lynch and its opinion, dated as of June 22, 2008, that, as of that date, based upon the assumptions made, procedures followed, matters considered and qualifications and limitations on the review, set forth in its opinion, the exchange ratio provided for in the merger was fair from a financial point of view to Republic. Merrill Lynch’s opinion dated June 22, 2008 is described in detail below under the heading “— Opinion of Financial Advisor to the Republic Board of Directors” beginning on page 64;

•	that, upon completion of the merger, Mr. O’Connor will be the Chief Executive Officer of the combined company and Mr. Holmes will be the Chief Financial Officer of the combined company, and that, upon completion of the merger, Mr. O’Connor will be the Chairman of the Board of the combined company; and

•	that current Republic directors, including Mr. O’Connor, will represent a majority of the combined company’s board of directors and current Republic directors will represent a majority of each of the key board committees of the combined company and chair each of these committees.

In addition to the factors described above, the Republic board of directors identified and considered a variety of risks and potentially negative factors concerning the merger, including:

•	the challenges of combining the businesses of two corporations of this size and the attendant risks of not achieving the expected strategic benefits, cost savings, other financial and operating benefits or improvement in earnings, and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

•	that, while the merger is likely to be completed, there are risks associated with obtaining necessary approvals on terms that satisfy closing conditions to the respective parties’ obligations to complete the merger, and, as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by stockholders (see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 119);

•	that while the termination payment provisions of the merger agreement were reasonable in light of the potential size and benefits of the transaction and were not preclusive of a superior transaction, they could have the effect of discouraging bona fide alternative proposals for a business combination with Republic (See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 120);

•	the risk that Allied has liabilities which were not identified during Republic’s due diligence; and

•	various other risks associated with the merger and Republic’s business set forth under the section entitled “Risk Factors.”

In view of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Republic board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, the Republic board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the Republic board of directors’ ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including thorough discussions with and questioning of Republic’s management and management’s analysis of the proposed merger based on information received from Republic’s legal, financial and accounting advisors. In considering the factors described above, individual members of the Republic board of directors may have given different weight to different factors.

In considering the recommendation of the Republic board of directors with respect to the proposal to issue shares of Republic common stock pursuant to the merger, you should be aware that certain Republic directors and officers have arrangements that may cause them to have interests in the transaction that are different from, or are in addition to, the interests of Republic stockholders generally. See “Interests of Republic Executive Officers and Directors in the Merger” beginning on page 70.

The Republic board of directors considered all these factors together and considered them in their totality to be favorable to, and to support, its determination to recommend approval by Republic stockholders of the proposals necessary to complete the merger.

Recommendations of the Republic Board of Directors

The Republic board of directors has unanimously determined that the Republic share issuance is advisable and in the best interests of Republic and its stockholders. The Republic board of directors recommends that Republic stockholders vote:

•	“FOR” the Republic share issuance; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Certain Financial Forecasts Reviewed by the Republic Board of Directors

Republic does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results. In connection with discussions concerning the proposed transaction, the management of Republic, with its financial advisor, prepared and furnished to the management of Allied and UBS two financial forecasts for Republic. The Republic base case forecast is presented below and was used by Merrill Lynch for purposes of its opinion regarding the exchange ratio. The other Republic forecast was used by Allied’s financial advisor as described under “ — Certain Financial Forecasts Reviewed by the Allied Board of Directors.” The inclusion of such financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Republic or its board of directors considered, or now considers, these forecasts to be material to a stockholder or a reliable predictor of future results. You should not place undue reliance on the financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “ — Important Information about the Financial Forecasts” below.

Republic Financial Forecast

Republic’s management prepared and provided the following information to the Republic board of directors and Merrill Lynch regarding Republic’s base case forecasted operating results for 2008 through 2012. Early each calendar year, Republic management finalizes a three year financial forecast, which is the only long-term financial forecast regularly prepared by Republic. These forecasts are used primarily to establish financial targets for Republic’s long-term incentive plan. The forecast is based upon management’s evaluation of macroeconomic trends at the time it is prepared. The economic factors that management believes are most relevant for purposes of this forecast include population growth, household formation and related business growth. After analyzing this economic data in late 2007 and early 2008, Republic’s management determined that long-term annual revenue growth of approximately 4% would be an appropriate assumption for the forecast that was being prepared at that time. In April, solely for the purpose of Republic’s analysis of a potential transaction with Allied, this forecast was extrapolated to add two additional years, and that five year forecast is Republic’s base case financial forecast presented to the Republic board of directors and used by Merrill Lynch for purposes of its opinion.

	Fiscal Year Ended December 31,
(Dollars in millions)	2008E	2009E	2010E	2011E	2012E

Revenue	$3,284	$3,393	$3,529	$3,670	$3,817
% Growth	—	3.3	4.0	4.0	4.0
EBITDA(1)	937	984	1,031	1,079	1,122
% Margin	28.5	29.0	29.2	29.4	29.4
% Growth	—	5.0	4.7	4.7	4.0
Depletion, Depreciation and Amortization	328	333	346	360	374
% of Revenue	10.0	9.8	9.8	9.8	9.8
Capital Expenditures	(327)	(350)	(339)	(374)	(361)

(1)	EBITDA is net income before interest expense, income taxes, and depletion, depreciation and amortization.

Allied Financial Forecast

Republic’s management provided the following information to the Republic board of directors and Merrill Lynch regarding Allied’s forecasted operating results for 2008 through 2012. This financial forecast was based on a projection prepared by Allied and submitted to Republic, which was adjusted by Republic to reflect annual revenue growth rates and EBITDA margins consistent with Republic management projections reflected in its base case forecast above. Allied’s projections assumed an annual revenue growth approximating 5%. The Allied projection provided to Republic is set forth in “Certain Financial Forecasts Reviewed by the Allied Board of Directors” on page 75. Republic’s management and the Republic board of directors believed that assumptions about market conditions and economic factors that were used in determining both Republic’s and Allied’s long-term annual revenue growth and EBITDA margins should be similar for purposes of comparing and analyzing financial forecasts, particularly as the companies operate in the same industry and face the same economic conditions. Therefore, Republic adjusted Allied’s projections to reflect the lower growth rates and EBITDA margins assumed for Republic’s base case forecast. The Republic board of directors was advised that the growth rates and EBITDA margins used for the five year financial forecasts presented to the Republic board of directors were consistent with the growth rates and EBITDA margins used for Republic’s most recent regularly prepared three year financial forecast, and was also advised that the financial forecast prepared by Allied had a higher long-term growth rate and higher EBITDA margins and that Republic management adjusted that financial forecast to conform it to the lower long-term growth rate and lower EBITDA margins used by Republic for its financial forecast. At its June 22, 2008 meeting, the Republic board of directors did not consider what impact the second set of forecasts used by Allied would be likely to have on financial analyses which may have been performed in reliance on such other forecasts. The financial forecasts using the lower growth assumptions were also used for the joint presentations by Republic and Allied to the credit ratings agencies on June 4, 2008.

	Fiscal Year Ended December 31,
(Dollars in millions)	2008E	2009E	2010E	2011E	2012E

Revenue	$6,268	$6,477	$6,736	$7,005	$7,285
% Growth	—	3.3	4.0	4.0	4.0
EBITDA(1)	1,760	1,878	1,967	2,059	2,142
% Margin	28.1	29.0	29.2	29.4	29.4
% Growth	6.7	6.7	4.7	4.7	4.0
Depletion, Depreciation and Amortization	576	584	599	632	667
% of Revenue	9.2	9.0	8.9	9.0	9.2
Capital Expenditures	(650)	(701)	(736)	(773)	(812)

(1)	EBITDA is net income before interest expense, income taxes, and depletion, depreciation and amortization.

Use of Financial Forecasts

Republic used the foregoing financial forecasts in evaluating the exchange ratio. As noted above, two financial forecasts were prepared by the management of Republic and provided to UBS. The Republic base case forecast used by Merrill Lynch for purposes of its opinion differs from the Republic forecast used by UBS for purposes of its opinion. The Republic base case forecast used by Merrill Lynch, at the direction of the Republic board of directors, reflects lower growth assumptions that are consistent with the macroeconomic trends projected by the management of Republic in connection with the Republic long-term incentive plan. In addition, the Allied financial analyses and forecasts prepared by management of Allied were adjusted by management of Republic to reflect the same macroeconomic trends and growth assumptions incorporated into the base case forecast of Republic. At the direction of the Republic board of directors, such Allied forecasts, as adjusted, were used by Merrill Lynch for purposes of its analyses and opinion.

Important Information about the Financial Forecasts

While the financial forecasts summarized above were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Republic and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those presented in the financial forecasts, even if the merger is not completed. Such financial forecasts cannot, therefore, be considered a reliable predictor of future operating results, and this information should not be relied on as such.

The financial forecasts summarized in this section were prepared solely for internal use and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements, or U.S. generally accepted accounting principles. In the view of Republic’s management, the financial forecasts prepared by Republic were prepared on a reasonable basis. However, the financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the financial forecasts reflect any impact of the proposed merger.

The Republic financial forecasts included in this joint proxy statement/prospectus were prepared by and are the responsibility of the management of Republic, as indicated. Neither Ernst & Young LLP nor PricewaterhouseCoopers LLP has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Ernst & Young LLP nor PricewaterhouseCoopers LLP has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates to Republic’s historical financial information. It does not extend to the financial forecasts and should not be read to do so. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to Allied’s historical financial information. They do not extend to the financial forecasts and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain Republic financial forecasts, neither Republic nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Republic compared to the information contained in the financial forecasts. The financial forecasts were prepared in June of 2008 and have not been updated to reflect any changes since that date. Neither Republic nor, following the merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals to be voted on at the Republic special meeting, as described in this joint proxy statement/prospectus.

Opinion of Financial Advisor to the Republic Board of Directors

On May 14, 2008, the Republic board of directors engaged Merrill Lynch to act as its financial advisor in connection with the proposed merger. On June 22, 2008, Merrill Lynch rendered to the Republic board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated June 22, 2008, that, as of that date and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in the written opinion, the exchange ratio in the proposed merger of .45 shares of Republic common stock for each share of Allied common stock provided for in the merger agreement was fair from a financial point of view to Republic.

The full text of Merrill Lynch’s written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The following summary of Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. The holders of Republic common stock are encouraged to read the opinion carefully in its entirety. Merrill Lynch’s opinion was provided for the use and benefit of the Republic board of directors, is directed only to the fairness, from a financial point of view, of the exchange ratio to Republic, and does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Republic. Merrill Lynch’s opinion does not constitute a recommendation to any holder of Republic common stock as to how that stockholder should vote on the proposed merger or any related matter. In rendering its opinion, Merrill Lynch expressed no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by an officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio. Merrill Lynch has consented to the inclusion in this joint proxy statement/prospectus of its written opinion and of the summary of that opinion set forth below.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Allied and Republic that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Allied and Republic, including financial analyses and forecasts relating to Republic prepared by management of Republic, and financial analyses and forecasts relating to Allied prepared by management of Allied and adjusted by management of Republic to reflect the macroeconomic trends incorporated into the forecasts of Republic, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are referred to as the expected synergies, furnished to Merrill Lynch by Republic;

•	conducted discussions with members of senior management and representatives of Allied and Republic concerning the matters described in the preceding two bullet points, as well as their respective businesses and prospects before and after giving effect to the merger and the expected synergies;

•	reviewed the market prices and valuation multiples for Allied’s common stock and Republic’s common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Allied and Republic and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of Allied and Republic and their financial and legal advisors;

•	reviewed the potential pro forma impact of the merger;

•	reviewed a draft dated June 21, 2008, of the merger agreement; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Allied or Republic, nor did it evaluate the solvency or fair value of Allied or Republic under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Allied or Republic.

With respect to the financial forecast information, the expected synergies and any other estimates or pro forma effects furnished to or discussed with Merrill Lynch by Allied or Republic, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of Allied’s or Republic’s management, as the case may be, as to the matters covered thereby. With respect to the expected synergies, Merrill Lynch assumed, with the consent of the Republic board of directors, that the expected synergies would be realized in the amounts and time periods forecasted by Republic. In addition, based on Merrill Lynch’s discussions with Republic’s management and at its direction, Merrill Lynch assumed that the financial forecasts of Allied prepared by its management and adjusted by management of Republic were a reasonable basis upon which to evaluate the future performance of Allied, and that Republic financial forecasts provided to Merrill Lynch by management of Republic were a reasonable basis upon which to evaluate the future performance of Republic, and therefore Merrill Lynch used those financial forecasts for purposes of Merrill Lynch’s analyses and opinion. Merrill Lynch further assumed that the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes and that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

Merrill Lynch’s opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger. Merrill Lynch also assumed, in all respects material to its analyses, that each party to the merger agreement would comply with all material terms of the merger agreement and that the merger will be consummated in accordance with its terms, without the waiver, modification or amendment of any material term, condition or agreement.

The following is a summary of the material financial analyses presented by Merrill Lynch to the Republic board of directors in connection with the rendering of its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch. To the extent the following quantitative information reflects market data, except as otherwise indicated, Merrill Lynch based this information on market data as it existed prior to June 22, 2008. This information, therefore, does not necessarily reflect current or future market conditions.

In preparing its opinion to the Republic board of directors, Merrill Lynch performed various valuation, financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch’s opinion or the presentations made by Merrill Lynch to the Republic board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

Calculation of Transaction Value

Merrill Lynch reviewed the financial terms of the merger. Merrill Lynch noted that Allied stockholders will be entitled to receive .45 shares of Republic common stock for each share of Allied common stock. The merger consideration therefore had an implied offer price of $15.15 per share of Allied common stock based upon the closing price of Republic common stock of $33.66 on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination. Accounting for the assumption of projected net debt as of December 31, 2008, Merrill Lynch noted that the merger would have a transaction value of just over $13 billion.

Summary Table

Merrill Lynch performed a number of financial analyses, including a historical trading performance analysis, a research analysts’ price target analysis, a comparable companies analysis, and a discounted cash flow analysis, which are described below. The following summary table sets out the maximum range of exchange ratios implied from each of these financial analyses, which were compared to the transaction exchange ratio of .45 pursuant to the merger agreement and the unaffected exchange ratio of .414 that existed based on the two companies’ closing stock prices on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination. The minimum exchange ratio was calculated for each analysis by dividing the lowest implied value per share of Allied common stock by the highest implied value per share of Republic common stock derived from each analysis. The maximum exchange ratio was calculated for each analysis by dividing the highest implied value per share of Allied common stock by the lowest implied value per share of Republic common stock derived from each analysis.

In applying the various valuation methodologies, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis. Accordingly, the methodologies and implied exchange ratio ranges derived from these analyses and presented in this table should be considered as a whole and in the context of the narrative description of the financial analyses below, including the methodologies and assumptions underlying these analyses. Considering the implied exchange ratio ranges presented in the table without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

	Implied		Unaffected
	Exchange	Transaction	Exchange
Implied Exchange Ratio Analysis	Ratio	Exchange Ratio	Ratio

Historical trading performance	.254 — .518	.450	.414
Research analysts’ price targets	.375 — .563	.450	.414
Comparable companies — enterprise value to EBITDA multiple	.371 — .573	.450	.414
Comparable companies — price to earnings multiple	.402 — .546	.450	.414
Discounted cash flows	.395 — .693	.450	.414

Historical Trading Performance

Merrill Lynch reviewed historical trading prices of Allied common stock. This review indicated that for the 52-week period ending June 12, 2008, Allied common stock traded as low as $8.88 and as high as $14.13 per share. These trading prices were compared to the closing price of Allied common stock of $13.92 on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, and the implied offer price of $15.15 per share of Allied common stock derived from the exchange ratio of .45 provided for in the merger agreement and the closing price of Republic common stock on June 12, 2008.

Merrill Lynch reviewed historical trading prices of Republic common stock. This review indicated that for the 52-week period ending June 12, 2008, Republic common stock traded as low as $27.30 and as high as $35.00 per share. These trading prices were compared to the closing price of Republic common stock of $33.66 on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination.

Merrill Lynch then reviewed the range of historical trading prices of Allied and Republic common stock and calculated the maximum range of exchange ratios implied from such historical trading performance. This analysis yielded a range for the implied exchange ratio of .254 to .518, which Merrill Lynch compared to the transaction exchange ratio of .45 pursuant to the merger agreement and the unaffected exchange ratio of .414 that existed based on the two companies’ closing stock prices on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination.

Research Analysts’ Price Targets

Merrill Lynch reviewed the most recent research analysts’ per share target prices for Allied and Republic common stock according to Bloomberg as of June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination. For Allied common stock, the research analysts’ per share target prices ranged from $15.00 to $18.00, as compared to the closing price of Allied common stock of $13.92 on June 12, 2008, and the implied offer price of $15.15 per share of Allied common stock. For Republic common stock, the research analysts’ per share target prices ranged from $32.00 to $40.00, as compared to the closing price of Republic common stock of $33.66 on June 12, 2008.

Merrill Lynch then reviewed the range of research analysts’ target prices for Allied and Republic common stock and calculated the maximum range of exchange ratios implied from such target prices. This analysis yielded a range for the implied exchange ratio of .375 to .563, which Merrill Lynch compared to the transaction exchange ratio of .45 pursuant to the merger agreement and the unaffected exchange ratio of .414 that existed based on the two companies’ closing stock prices on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination.

Comparable Companies Analysis

Merrill Lynch reviewed and compared selected financial information and trading statistics for Allied and Republic with the publicly available corresponding data for certain publicly traded waste management companies that Merrill Lynch, in its professional judgment, deemed reasonably comparable to Allied and Republic, namely, Waste Connections, Inc. and Waste Management, Inc. Although the foregoing companies were compared to Allied and Republic for purposes of this analysis, no company utilized in this analysis is identical to Allied or Republic and the limited number of companies included in the analysis may limit its usefulness as a comparative measure. In evaluating the comparable companies, Merrill Lynch made judgments and assumptions concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the selected companies. Estimated financial data for the selected comparable companies were based on publicly available information and estimates of future financial results published by Wall Street research analysts. Estimated financial data for Allied were based on financial forecasts prepared by Allied’s management, as adjusted by Republic’s management, and estimated financial data for Republic were based on financial forecasts prepared by Republic’s management.

For Republic, Allied and each comparable company, Merrill Lynch calculated the following financial ratios: (1) enterprise value as a multiple of estimated 2008 earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, (2) enterprise value as a multiple of estimated 2009 EBITDA, (3) stock price as a multiple of estimated 2008 earnings per share and (4) stock price as a multiple of estimated 2009 earnings per share.

Based upon the analysis of the publicly traded comparable companies, Merrill Lynch estimated an EBITDA multiple range of 7.0x to 8.0x and a price-to-earnings multiple range of 14.0x to 17.0x for Allied. Based upon the publicly traded comparable companies analysis, Merrill Lynch estimated an EBITDA multiple range of 7.5x to 8.5x for Republic and a price-to-earnings multiple range of 17.0x to 19.0x for Republic.

Merrill Lynch then used the results of the foregoing comparable companies analysis to calculate the maximum range of implied exchange ratios derived from the relative ranges of implied share value for Allied and Republic, by dividing the lowest implied share value of Allied common stock by the highest implied share value of Republic common stock and the highest implied share value of Allied common stock by the lowest implied share value of Republic common stock. This analysis based upon the EBITDA multiple ranges yielded a range of implied exchange ratios from .371 to .573. This analysis based upon the price-to-earnings multiple ranges yielded a range of implied exchange ratios from .402 to .546. Merrill Lynch compared these implied exchange ratio ranges to the transaction exchange ratio of .45 pursuant to the merger agreement and the unaffected exchange ratio of .414 that existed based on the two companies’ closing stock prices on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination.

Discounted Cash Flow Analysis

Merrill Lynch performed discounted cash flow analyses of both Allied and Republic as stand-alone entities to derive a range of implied equity values for each company’s common stock. Using financial forecasts prepared by Allied’s management, as adjusted by Republic’s management, Merrill Lynch calculated a range of implied equity values per share by adding the present value of Allied’s projected free cash flows through December 31, 2012 and the present value of Allied’s “terminal value” based on a range of multiples of Allied’s estimated 2012 EBITDA. Using financial forecasts prepared by Republic’s management, Merrill Lynch calculated a range of implied equity values per share of Republic common stock using the same methodology. As part of this analysis, Merrill Lynch also analyzed the weighted average cost of capital of Allied and Republic, which included a sensitivity analysis of each company’s weighted average cost of capital.

In calculating the terminal value, Merrill Lynch applied terminal value multiples of estimated 2012 EBITDA ranging from 7.5x to 8.5x. Merrill Lynch selected these terminal value EBITDA multiples based upon the trading characteristics of the common stock of the publicly traded comparable companies referred to above. The free cash flow stream and terminal values were then discounted back to June 30, 2008, using discount rates ranging from 7.0% to 9.0%. Merrill Lynch selected these discount rates based on an analysis of the weighted average cost of capital of the publicly traded companies referred to above.

Merrill Lynch then used the implied equity value ranges for Allied and Republic common stock derived from the discounted cash flow analysis to calculate the maximum range of exchange ratios implied from those implied equity value ranges. This analysis yielded a range of implied exchange ratios from .395 to .693, which Merrill Lynch compared to the transaction exchange ratio of .45 pursuant to the merger agreement and the unaffected exchange ratio of .414 that existed based on the two companies’ closing stock prices on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination.

Historical Stock Price and Exchange Ratio Analysis

Merrill Lynch calculated the implied premium that the implied offer price of $15.15 per share represents over the closing price of Allied common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, and the historical average stock price of Allied common stock for the 10-day, 30-day, 60-day, 90-day, one-year, two-year and three-year periods ending June 12, 2008. Merrill Lynch also calculated the historical range of exchange ratios for the same periods ending June 12, 2008, in comparison to the unaffected exchange ratio that existed between Allied common stock and Republic common stock on June 12, 2008. Merrill Lynch then calculated the implied premium that the .45 exchange ratio represents over the historical exchange ratios on June 12, 2008, and for the specified periods ending June 12, 2008. The results of Merrill Lynch’s analysis are set forth in the following table:

	Allied Stock Price		Exchange Ratio
		Implied Premium		Implied Premium
Time Period	Average	($15.15)	Average	(.450)

As of June 12, 2008	$13.92	8.8%	.414	8.8%
10-day average	13.50	12.2%	.404	11.4%
30-day average	12.97	16.8%	.395	13.8%
60-day average	12.20	24.2%	.386	16.6%
90-day average	11.53	31.4%	.368	22.2%
1-year average	11.95	26.7%	.379	18.6%
2-year average	12.00	26.2%	.408	10.4%
3-year average	11.22	35.1%	.398	13.0%

Miscellaneous

In conducting its analyses and arriving at its opinion, Merrill Lynch utilized a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling Merrill Lynch to provide its opinion to the Republic board of directors as to the fairness, from a financial point view, to Republic of the exchange ratio pursuant to the merger agreement and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Merrill Lynch made, and was provided by the management of each of Allied and Republic with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merrill Lynch, Republic or Allied. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Allied, Republic or their respective advisors, neither Republic nor Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between Allied and Republic and were approved by the Republic board of directors. Although Merrill Lynch provided advice to Republic during the course of these negotiations, the decision to enter into the merger was solely that of the Republic board of directors. The opinion and presentation of Merrill Lynch to the Republic board of directors was only one of a number of factors taken into consideration by the Republic board of directors in making its determination to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Merrill Lynch’s opinion should not be viewed as determinative of the views of the Republic board of directors or management with respect to the merger or the transaction exchange ratio. Merrill Lynch’s opinion was provided to the Republic board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any stockholder as to how to vote on the proposed merger or any related matter. Merrill Lynch’s opinion does not in any manner address the prices at which the shares of common stock of either Republic or Allied will trade following the announcement of the merger or the price at which the shares of common stock of Republic will trade following the consummation of the merger.

Republic retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Under the terms of its engagement, Republic has agreed to pay Merrill Lynch a fee of $26.5 million, $2.5 million of which was payable in connection with the public announcement of the execution of the merger agreement and $24.0 million of which is contingent upon the consummation of the merger. Republic has also agreed to reimburse Merrill Lynch for its reasonable expenses incurred in connection with this engagement, including reasonable fees of outside legal counsel, and to indemnify Merrill Lynch and its affiliates for certain liabilities arising out of this engagement, including liabilities under U.S. federal securities laws.

Merrill Lynch has, in the past, provided financial advisory and financing services to Republic and/or its affiliates and may continue to do so. Merrill Lynch has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade the common stock and other securities of Allied, as well as the common stock of Republic and other securities of Republic, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Republic Executive Officers and Directors in the Merger

In considering the recommendation of the Republic board of directors with respect to the merger, Republic stockholders should be aware that executive officers of Republic and members of the Republic board of directors may have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of the Republic stockholders generally. The Republic board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation. These interests are summarized below.

Board of Directors and Board Committees

At the effective time of the merger, all non-employee members of the Republic board of directors, other than Mr. Harris Hudson, will continue as directors of the combined company. The board of directors of the combined company initially will be comprised of the chairman of the board, five (5) individuals designated by the Republic board and five (5) individuals designated by the Allied board. Mr. O’Connor, currently the chairman of the board and chief executive officer of Republic, will continue in those roles with the combined company. The continuing Republic directors will hold a majority on each of the audit, nominating and corporate governance, and compensation committees of the combined company and the current Republic chairman on each of those committees will continue in that role in the combined company. See “— Board of Directors and Executive Officers of Republic Following the Merger; Headquarters” beginning on page 92.

Republic’s non-employee directors hold stock units issued pursuant to Republic’s 1998 Stock Incentive Plan. All such stock units are fully vested. Pursuant to the terms of the stock unit award agreements, and upon consummation of the merger, each stock unit will be converted into the right to receive a cash payment equal to the closing price of Republic common stock on the date of the merger. Stock unit holdings are as follows: John W. Croghan - 29,693, Harris W. Hudson - 29,693; W. Lee Nutter - 32,909; Ramon A. Rodriguez - 29,693; Allan C. Sorensen - 29,693; Michael W. Wickham - 32,844.

Executive Officers

Executive Officer Appointments

As of the effective time of the merger, Mr. O’Connor will be the Chief Executive Officer, Mr. Holmes will be the Chief Financial Officer, and Mr. Cordesman will be the Executive Vice President of Republic.

Equity Awards

In accordance with the terms of the Republic Services, Inc. 1998 Stock Incentive Plan, upon consummation of the merger, all outstanding unvested equity awards of Republic will vest, including those held by the executive officers.

Incentive Compensation

In accordance with the terms of the Republic Services, Inc. Executive Incentive Plan, upon consummation of the merger, the performance goals and other conditions to the payments of the outstanding awards held by all executive officers of Republic shall be deemed achieved and satisfied for performance periods in effect at the time of the merger. Such awards are to be paid at target levels within 10 days following the merger.

Deferred Compensation

In accordance with the terms of the Republic Services, Inc. Deferred Compensation Plan, upon consummation of the merger, the account balances of the executive officers become fully vested. However, with the exception of $390,809 payable to David A. Barclay, Senior Vice President, General Counsel and Assistant Secretary of Republic, such amounts are already vested. In addition, Messrs. O’Connor, Cordesman and Holmes will receive a distribution of their account balances upon the consummation of the merger, in accordance with their elections made at the time the deferred compensation plan was adopted.

Severance For David A. Barclay

It is currently anticipated that Mr. Barclay will terminate his employment with Republic for good reason upon the relocation of Republic’s offices to Arizona. Pursuant to his employment agreement, upon such termination for good reason within two years of the merger, in addition to the benefits discussed above, he will be entitled to the following severance:

•	Three times the sum of (a) adjusted salary plus (b) maximum annual incentive award.

•	Maximum long-term incentive awards for all open periods, all paid in lump sum.

•	Continued coverage under benefit plans for two years.

•	Gross-up payment for any excise taxes imposed with respect to payments contingent on a change in control of Republic.

•	Payment of Mr. Barclay’s deferred compensation account plus a gross-up payment for federal taxes due, at the effective tax rate then in effect, on the balance that existed in such account as of December 31, 2006 (including any deferrals made after such date but attributable to periods prior to such date).

Executive Officers

The following table sets forth the value of benefits each current Republic executive officer will receive upon consummation of the merger, and, in the case of Mr. Barclay, the termination of his employment for good reason.

	Cash	Incentive	Benefits	Restricted	Deferred
Executive Officers	Severance	Compensation	Continuation(1)	Stock Vesting(2)	Compensation(3)	Total

James E. O’Connor(4)(5)	$—	$3,108,000	$—	$4,222,346	$—	$7,330,346
Michael J. Cordesman(4)(5)	—	1,770,000	—	1,555,601	—	3,325,601
Tod C. Holmes(4)(5)	—	1,660,000	—	1,532,209	—	3,192,209
David A. Barclay(5)	3,985,211	1,122,000	30,983	1,532,209	390,809	7,061,212

(1)	The lump sum present value of Republic’s obligation for benefits continuation to Mr. Barclay is calculated based on the current cost of such coverage assuming a 20% percent annual increase in the cost of such coverage and a discount rate of 6.5%.

(2)	This amount represents the value of the previously unvested restricted stock that vests upon consummation of the merger. For the purposes of this calculation the value of the stock of Republic at the time of the merger is assumed to be $31.19 per share, which is the closing price of the stock on June 20, 2008. That value is an approximation and is subject to change.

(3)	The following deferred compensation amounts will be distributed to the executives upon the consummation of the merger: James E. O’Connor — $12,099,118, Michael J. Cordesman — $4,552,568, Tod C. Holmes — $7,994,526 and David Barclay — $5,560,580; however, with the exception of $390,809 with respect to David Barclay, such amounts were earned and are already vested. These figures are based on information available as of July 28, 2008 and are subject to change. Additionally, Republic will make a $2,199,107 payment to David Barclay (assuming tax rates currently in effect) so that he receives the distribution of his deferred compensation account balance that existed on December 31, 2006 (including any deferrals made after such date but attributable to periods prior to such date) free of income and any other taxes.

(4)	Messrs. O’Connor, Cordesman and Holmes also have severance provisions in their existing employment agreements. Their severance provisions are substantially the same as those in Mr. Barclay’s employment agreement, which is described above under “Interests of Republic Executive Officers and Directors in the Merger — Executive Officers — Severance for David A. Barclay” on page 71. Pursuant to their existing agreements, each of Messrs. O’Connor, Cordesman and Holmes has the right to terminate his employment with Republic for good reason, including the relocation of Republic’s offices to Arizona. In addition to the amounts set forth above, Messrs. O’Connor, Cordesman and Holmes would be entitled to cash severance and income tax gross-ups on their deferred compensation accounts balances as follows: James E. O’Connor— $12,919,849 severance and $5,174,376 tax gross-up, Michael J. Cordesman — $6,800,659 severance and $1,843,799 tax gross-up, Tod C. Holmes— $5,561,711 severance and $3,129,091 tax gross-up. The income tax gross-up would be calculated based on the deferred compensation account balances as of December 31, 2006.

(5)	Additionally, Republic will make an excise tax gross-up payment that should not exceed $3,400,000 to Mr. Barclay so that he retains the same amount of the payments as he would if no excise tax had been imposed under Section 4999 of the Code. In the event that Messrs. O’Connor, Cordesman or Holmes terminates his employment for good reason following the merger, which is not anticipated, the excise tax gross-up payment should not exceed $9,400,000, $4,700,000 or $4,600,000, respectively. Excise tax gross-up calculations depend on variables that will become known only at the time of the merger; thus these figures are approximations only and are subject to change as more information becomes available.

Republic expects that each of Messrs. O’Connor, Cordesman and Holmes will relocate to Arizona and continue to be employed by Republic for at least two years following the closing of the merger. Republic also expects that Messrs. O’Connor, Cordesman and Holmes will be eligible to receive an integration bonus following the combined company’s achievement of a targeted level of synergies at the beginning of the third year following the merger. In connection with the implementation of the integration bonus plan, Republic intends to require each of Messrs. O’Connor, Cordesman and Holmes to enter into a waiver of his existing rights to terminate employment for good reason as a result of the relocation to Arizona or the combined company’s new reporting structure (and corresponding roles, responsibilities and authority) as has been contemplated in connection with the integration planning process. For more information regarding the integration bonus plan, see “The Merger — Integration Bonus” on page 92.

Allied Reasons for the Merger

In reaching its decision to approve the merger agreement and recommend that its stockholders adopt the merger agreement, the Allied board of directors considered a number of factors, including the ones discussed in the following paragraphs.

In arriving at its determination, the Allied board of directors consulted with Allied’s management and its financial and legal advisors and considered a number of factors, including the following material factors, which the Allied board of directors viewed as generally supporting its determination:

•	all the reasons described above under “— Rationale for the Merger” beginning on page 58, including the strategic benefits, the synergy and growth opportunities expected to be available to the combined company and the ability to create a leading environmental services firm;

•	the merger would provide significant opportunities for cost savings by eliminating duplicate activities and realizing synergies between the businesses of Allied and Republic, including the Allied board of directors’ belief in the achievability of Allied management’s expected annual expense savings of at least $150 million beginning in the third year following the merger, primarily from route consolidations, transportation and disposal savings, headcount rationalization, facility closures and reduced financial assurance costs, plus additional annual operating income of up to $39 million beginning in the third year following the merger relating to Allied initiatives such as national accounts and centralized purchasing that management believes could be extended to the combined company;

•	the fact that the combined company is expected to have an investment grade credit rating for its unsecured senior debt, as compared to Allied’s current sub-investment grade credit ratings, and the Allied board of directors’ belief that the combined company will have an efficient capital structure with substantial financial flexibility to fund dividends, invest in the business and pay down debt;

•	the fact that the Republic common stock issued pursuant to the merger in respect of Allied common stock will represent approximately 51.7% of Republic immediately following the merger and that Allied stockholders will therefore participate meaningfully in the significant opportunities for long-term growth of Republic;

•	Republic’s strong returns to stockholders, including a 60% increase in Republic’s annual dividend to $.68 per share in October 2007, the expectation that the transaction will produce accretion to Republic’s earnings per share in the first year after the merger, and the fact that Allied stockholders will have the opportunity to participate in that dividend and anticipated earnings growth;

•	the fact that the Allied common stock price implied by the exchange ratio represented a premium of 8.8% to the closing price of Allied’s common stock on June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, and a premium of approximately 31% to the 90-day average closing price of Allied’s common stock for the period ended June 12, 2008;

•	the fact that Republic’s common stock has historically traded at a higher multiple of Republic’s last twelve months of EBITDA as compared to the level at which Allied’s common stock trades to Allied’s last twelve months of EBITDA;

•	the opinion of UBS dated as of June 22, 2008 to the Allied board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio, to the holders of Allied common stock (see “— Opinion of Financial Advisor to the Allied Board of Directors”);

•	based upon the discounted cash flow analysis performed by UBS (see “— Opinion of Financial Advisor to the Allied Board of Directors”), the implied present values of Republic pro forma for the merger and including estimated net synergies ranges from approximately $40.50 to $49.50 per share of Republic common stock (the foregoing is based on the implied present values per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in exchange for each share of Allied common stock in the merger, ranging from approximately $18.25 to $22.25, divided by the exchange ratio of .45);

•	information concerning Republic’s and Allied’s respective businesses, prospects, financial condition and results of operations, management and competitive position, including the results of business, legal, environmental and financial due diligence investigations of Republic conducted by Allied’s management;

•	the proposed governance and management of the combined company, including that the Chairman of the Board and Chief Executive Officer would be Mr. O’Connor, the President and Chief Operating Officer would be Mr. Slager and the combined company’s board of directors initially would include five members who were directors of Allied immediately prior to the merger;

•	the fact that the executive and operational headquarters of the combined company will be located in Phoenix, Arizona;

•	the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code resulting in the stock consideration to be received by holders of Allied common stock in the merger not being subject to federal income tax, as described under “Material Federal Income Tax Consequences of the Merger;” and

•	the belief that the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, are reasonable and would not prevent third parties from making competing bids.

In addition to the factors described above, the Allied board of directors identified and considered a variety of risks and potentially negative factors concerning the merger, including:

•	the possibility that the merger might not be completed as a result of the failure to satisfy one or more conditions to the merger, including the condition that the combined company achieve specified senior unsecured credit ratings as described under “The Merger Agreement — Conditions to Completion of the Merger;”

•	the possibility that completion of the merger might be delayed or subject to adverse conditions that may be imposed by governmental authorities, including the Department of Justice, that the required governmental approvals may not be obtained at all and the period of time Allied may be subject to the merger agreement without assurance that the merger will be completed;

•	the effect of the public announcement of the merger on Allied’s revenues, operating results, stock price, customers, suppliers, management, employees and other constituencies;

•	the risk that the operations of the two companies might not be successfully integrated or integrated in a timely manner, and the possibility of not achieving the anticipated synergies and other benefits sought to be obtained in the merger;

•	the substantial costs to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger, which may exceed management’s estimates;

•	because the exchange ratio is a fixed number of shares of Republic common stock, the possibility that holders of Allied common stock could be adversely affected by a decrease in the trading price of Republic common stock between the date of announcement of execution of the merger agreement or the date of the Allied stockholder meeting and the closing of the merger, and the fact that the merger agreement does not provide Allied stockholders with a minimum price or Allied with a price-based termination right or other similar protection;

•	the limitations imposed in the merger agreement on the solicitation or consideration by Allied of alternative business combinations prior to the completion of the merger and the other terms and conditions of the merger agreement;

•	the risk that Republic has liabilities which were not identified during Allied’s due diligence;

•	the fact that upon termination of the merger agreement under specified circumstances, Allied may be required to pay Republic a termination fee of $200 million plus expenses of up to $50 million and this termination fee may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, Allied;

•	the interests that certain Allied executive officers and directors may have with respect to the combination in addition to their interests as Allied stockholders; and

•	various other risks associated with the merger and Republic’s business and Republic set forth under the section entitled “Risk Factors.”

The foregoing discussion of the material factors considered by the Allied board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Allied board of directors.

In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Allied board of directors did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. Rather, the Allied board of directors made its recommendation based on the totality of information presented to, and the investigations conducted by or at the direction of, the Allied board of directors. In addition, individual directors may have given different weight to different factors. This explanation of Allied’s reasons for the merger with Republic and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendations of the Allied Board of Directors

The Allied board of directors has unanimously determined that the merger agreement and the merger contemplated by the merger agreement are advisable and in the best interests of Allied and its stockholders. The Allied board of directors recommends that Allied stockholders vote:

•	“FOR” the adoption of the merger agreement; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Certain Financial Forecasts Reviewed by the Allied Board of Directors

Allied does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results. In connection with discussions concerning the proposed transaction, the management of Allied prepared and furnished to the management of Republic certain financial forecasts for Allied. The inclusion of certain of the financial forecasts in this proxy statement/prospectus should not be regarded as an indication that Allied, or its board of directors, considered, or now considers, these forecasts to be material to a stockholder or a reliable predictor of future results. You should not place undue reliance on the financial forecasts contained in this proxy statement/prospectus. Please read carefully “ — Important Information about the Financial Forecasts” below.

Allied Financial Forecast

Allied’s management prepared and provided the following information to the Allied board of directors and UBS regarding Allied’s forecasted operating results for 2008 through 2012. The following forecast was based on the long-term plan Allied developed in early 2007 as part of its strategic planning, which plan (including underlying assumptions regarding revenue and EBITDA margin growth) was reviewed and discussed in detail by the Allied board of directors over several board meetings from May to July 2007. In early 2008, when the following forecast was prepared, management believed the fundamental assumptions underlying the 2007 plan, subject to minor adjustments, continued to be appropriate for purposes of evaluating long-term performance.

	Fiscal Year Ended December 31,(1)					2008E-2012E
(Dollars in millions)	2008E	2009E	2010E	2011E	2012E	CAGR (%)

Revenue	$6,267	$6,551	$6,879	$7,225	$7,587	4.9%
EBITDA(2)	1,760	1,883	2,043	2,192	2,347	7.5

Depreciation and Amortization	576	584	599	632	667
Capital Expenditures	(650)	(701)	(736)	(773)	(812)
Change in Net Working Capital(3)	(179)	(82)	(120)	(65)	(40)

(1)	Significant assumptions made in connection with the forecasted financial information include:

•	Annual revenue growth ranging from 3.3% to 5.0%;

•	Annual EBITDA margins ranging from 28.1% to 30.9% of revenue; and

•	Annual capital expenditures ranging from 10.4% to 10.7% of revenue.

(2)	EBITDA is net income before interest expense, income taxes, depreciation and amortization.

(3)	The estimated 2008 change in net working capital is adjusted to exclude $393 million of payments related to an IRS tax matter partially offset by the expected cash tax benefit of $71 million for the deductibility of interest.

Republic Financial Forecast

Allied’s management provided the following information to the Allied board of directors and UBS regarding projections of Republic’s operating results for 2008 through 2012. The projections were prepared by Republic and submitted to Allied.

	Fiscal Year Ended December 31,					2008E-2012E
(Dollars in millions)	2008E	2009E	2010E	2011E	2012E	CAGR (%)

Revenue	$3,284	$3,410	$3,582	$3,761	$3,950	4.7%
EBITDA	937	1,010	1,086	1,155	1,233	7.1
Depreciation and Amortization	328	333	346	360	378
Capital Expenditures(1)	(345)	(368)	(339)	(374)	(361)

(1)	The capital expenditures presented include expected annual cash expenditures for environmental remediation associated with Republic’s Countywide landfill of $17 million and $17 million in 2008 and 2009, respectively.

Use of Financial Forecasts

Allied used the foregoing financial forecasts, plus Allied’s estimate of net synergies to be realized from the merger, to arrive at an implied present value of Republic pro forma for the merger. See “— Allied Reasons for the Merger.”

Two financial forecasts were prepared by the management of Republic and provided to UBS. The first Republic financial forecast was provided to Allied on April 18, 2008 in response to Allied’s request for a forecast to use in its valuation analysis. This forecast is reflected above and is the forecast used by UBS (at the direction of Allied management). The second financial forecast was provided to Allied on or about June 4, 2008. The Republic financial forecast used by UBS for purposes of its opinion differs from the second Republic financial forecast provided to Allied as the second Republic financial forecast assumed lower long-term annual revenue growth and EBITDA margins.

Allied management selected the first financial forecast provided by Republic because it is consistent with Allied’s internal views regarding long-term expected industry and company performance based on factors such as inflation, waste volumes and pricing, and because the second financial forecast provided by Republic was extrapolated from the three-year forecast used by Republic primarily for purposes of its long-term incentive compensation plan. Allied’s due diligence investigation of Republic did not give Allied reason to select or use the second financial forecast provided by Republic. Allied’s management presented to the Allied board of directors only the first financial forecast provided by Republic, which was consistent, in terms of revenue and EBITDA margin growth, with Allied’s own forecast and Allied’s long-term plan developed and reviewed by the Allied board of directors in early 2007.

Important Information about the Financial Forecasts

While the financial forecasts summarized above were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Allied and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those presented in the financial forecasts, even if the merger is not completed. Such financial forecasts cannot, therefore, be considered a reliable predictor of future operating results and this information should not be relied on as such.

The financial forecasts summarized in this section were prepared solely for internal use and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. In the view of Allied’s management, the financial forecasts prepared by Allied were prepared on a reasonable basis. However, the financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the financial forecasts reflect any impact of the proposed merger.

The Allied financial forecasts included in this joint proxy statement/prospectus were prepared by and are the responsibility of the management of Allied. Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to Allied’s historical financial information. They do not extend to the financial forecasts and should not be read to do so. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates to Republic’s historical financial information. It does not extend to financial forecasts and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain Allied financial forecasts, neither Allied nor any of its respective representatives has made or makes any representation to any person regarding the ultimate performance of Allied compared to the information contained in the financial forecasts. The financial forecasts were prepared in June of 2008 and have not been updated to reflect any changes since that date. Neither Allied nor, following the merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals to be voted on at the Allied special meeting, as described in this joint proxy statement/prospectus.

Opinion of Financial Advisor to the Allied Board of Directors

On June 19, 2007, the Allied board of directors engaged UBS to act as its financial advisor in connection with the evaluation of strategic opportunities. On June 22, 2008, at a meeting of the Allied board of directors held to evaluate the proposed merger, UBS delivered to the Allied board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 22, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Allied common stock.

The full text of the opinion of UBS describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex D and is incorporated into this joint proxy statement/prospectus by reference. UBS’ opinion was provided for the benefit of the Allied board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio and did not address any other aspect of the merger. The opinion did not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Allied or Allied’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger. Holders of Allied common stock are encouraged to read the opinion carefully in its entirety. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Allied and Republic;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Allied that were provided to UBS by the management of Allied and not publicly available, including financial forecasts and estimates prepared by the management of Allied that the Allied board of directors directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Republic that were provided to UBS by the management of Allied and not publicly available, including financial forecasts and estimates prepared by the management of Republic that the Allied board of directors directed UBS to utilize for purposes of its analysis (Two financial forecasts were prepared by the management of Republic and provided to UBS. The Republic financial forecast Allied management directed UBS to use for purposes of its opinion differs from the Republic base case financial forecast included in this joint proxy statement/prospectus under “ — Certain Financial Forecasts Reviewed by the Republic Board of Directors” and reflects higher growth assumptions that Allied believes are consistent with growth assumptions incorporated into the Allied financial forecast prepared by the management of Allied. See “ — Certain Financial Forecasts Reviewed by the Republic Board of Directors.”);

•	reviewed certain estimates of synergies prepared by the management of Allied that were provided to UBS by Allied and not publicly available that the Allied board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of Allied and Republic concerning the businesses and financial prospects of Allied and Republic;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	reviewed the publicly available financial terms of certain transactions involving certain companies that are generally in the industry in which Allied operates;

•	reviewed current and historical market prices of Allied common stock and Republic common stock;

•	considered certain pro forma effects of the merger on Republic’s financial statements;

•	reviewed the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Allied board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Allied board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Allied or Republic, nor was UBS furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, UBS assumed, at the direction of the Allied board of directors, that such forecasts, estimates, synergies and pro forma effects had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each of Allied and Republic as to the future financial performance of their respective companies and such synergies and pro forma effects. In addition, UBS assumed, with the approval of the Allied board of directors, that the financial forecasts and estimates, including synergies, referred to above would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the Allied board of directors, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, the date of its opinion.

At the direction of the Allied board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the exchange ratio to the extent expressly specified in UBS’ opinion, of the merger agreement or the form of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio. UBS expressed no opinion as to what the value of Republic common stock would be when issued pursuant to the merger or the prices at which Republic common stock or Allied common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Allied board of directors, that (i) Republic and Allied would comply with all material terms of the merger agreement and (ii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Allied, Republic, or the merger. Except as described above, Allied imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Allied board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis summarized below, no company used as a comparison was identical to Allied, Republic or Republic pro forma for the merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Allied, Republic, and Republic pro forma for the merger in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analysis, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond Allied’s or Republic’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The exchange ratio was determined through negotiations between Allied and Republic and the decision of the Allied board of directors to enter into and approve the merger agreement was solely that of the Allied board of directors. UBS’ opinion and financial analyses were only one of many factors considered by the Allied board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Allied board of directors or management with respect to the merger or the exchange ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Allied board of directors on June 22, 2008, in connection with UBS’ opinion relating to the proposed merger. Portions of the summaries of the financial analyses include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Historical Trading Ratio Analysis.  For perspective on the relative prices at which Allied’s common stock and Republic’s common stock have historically traded, UBS reviewed the ratio of the average daily closing prices per share of Allied common stock to the average daily closing prices per share of Republic common stock for the twelve month period ended June 12, 2008, the last trading day before the day on which Republic and Allied confirmed that they were involved in discussions regarding a possible business combination, as well as the ratio of the average daily closing prices per share of Allied common stock to the average daily closing prices per share of Republic common stock for each of the other periods set forth in the table below, each such period ended June 12, 2008. UBS noted that, as of June 12, 2008, the ratio of the closing price per share of Allied common stock to the closing price per share of Republic common stock was .4135. UBS calculated illustrative implied trading ratios by dividing the average daily closing prices per share of Allied common stock by the average daily closing prices per share of Republic common stock for each such period. UBS compared the results of this analysis to the exchange ratio of .45 shares of Republic common stock per share of Allied common stock provided for in the merger.

The following table presents the results of this analysis as of June 12, 2008.

Illustrative Implied
Trading Ratio
(average daily closing prices
per share of Allied common
stock divided by average
daily closing prices per share of
Republic common stock)

30 Trading Day Average	.3949
60 Trading Day Average	.3865
90 Trading Day Average	.3697
Last Twelve Months Average	.3787

Exchange Ratio, as Provided For in the Merger	.4500

Summary Contribution Analysis.  To compare the relative contribution of Allied to Republic pro forma for the merger, based on the various financial metrics described below, to the percentage of the common stock of Republic pro forma for the merger to be received by holders of Allied common stock as a result of the merger, UBS performed the levered and unlevered contribution analyses described below.

Levered Analysis.  UBS performed an analysis of the relative contributions from each of Allied and Republic to the pro forma combined company, both including and excluding the synergies estimated by the management of Allied to result from the merger, with respect to selected levered financial metrics that can be assessed relative to implied equity value. For this analysis, UBS reviewed the relative contributions of Allied and Republic to the pro forma combined company, both including and excluding estimated synergies, with respect to net income for the twelve month period ended March 31, 2008, and with respect to estimated net income for 2008. UBS used the internal estimates referred to above for the net income of each of Allied and Republic and for the synergies expected to result from the merger. UBS compared the results of this analysis to the expected 51.7% ownership by Allied stockholders of the common stock of Republic pro forma for the merger.

Unlevered Analysis.  In addition, UBS performed an analysis of the relative contributions from each of Allied and Republic to the pro forma combined company, both including and excluding the synergies estimated by the management of Allied to result from the merger, with respect to selected unlevered financial metrics that can be assessed relative to implied enterprise value. For this analysis, UBS calculated the implied enterprise value of Allied as the sum of (i) the implied equity value of Allied pro forma for the merger (calculated as (a) the number of diluted shares outstanding of Allied as of March 31, 2008, based on the treasury stock method for stock options and including restricted stock units as though fully vested, multiplied by (b) the implied closing price of Allied common stock on June 12, 2008, of $15.15 per share, which is referred to in this summary as the “Offer Value” and equals the closing price per share of Republic common stock on June 12, 2008 of $33.66 multiplied by the exchange ratio of .45 shares of Republic common stock per share of Allied common stock provided for in the merger), (ii) the book value of the debt (net of cash) and minority interests of Allied as of March 31, 2008, and (iii) the estimated book value of a one-time special tax payment, net of benefits, expected by the management of Allied to be incurred in the last quarter of 2008, as estimated by the management of Allied and that the Allied board of directors directed UBS to utilize for the purposes of its analyses. UBS calculated the implied enterprise value of Republic as the sum of (i) the implied equity value of Republic (calculated as (a) the number of diluted shares outstanding of Republic as of March 31, 2008, based on the treasury stock method for stock options, multiplied by (b) the closing price per share of Republic common stock on June 12, 2008) and (ii) the book value of the debt (net of cash) and minority interests of Republic as of March 31, 2008. UBS then reviewed the relative contributions of Allied and Republic to the pro forma combined company, both including and excluding estimated synergies, with respect to earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for the twelve month period ended March 31, 2008, and with respect to estimated EBITDA for 2008. UBS used the internal estimates referred to above for the EBITDA of each of Allied and Republic and for the synergies expected to result from the merger. UBS compared the results of this analysis to the expected 63.0% of the implied enterprise value of Republic pro forma for the merger ascribable to Allied.

The table below presents the results of the contribution analyses:

	Percentage Contribution
			Estimated
	Allied	Republic	Synergies

Levered Analysis
Implied Equity Ownership at Offer Value	51.7%	48.3%	—%
Net Income Contribution for the Twelve Months Ended March 31, 2008, Excluding Synergies	50.1	49.9	—
Net Income Contribution for the Twelve Months Ended March 31, 2008, Including Synergies	42.4	42.2	15.4
2008E Net Income Contribution, Excluding Synergies	56.4	43.6	—
2008E Net Income Contribution, Including Synergies	49.0	37.9	13.2
Unlevered Analysis
Implied Relative Enterprise Value at Offer Value	63.0	37.0	—
EBITDA Contribution for the Twelve Months Ended March 31, 2008, Excluding Synergies	66.1	33.9	—
EBITDA Contribution for the Twelve Months Ended March 31, 2008, Including Synergies	61.5	31.6	6.9
2008E EBITDA Contribution, Excluding Synergies	65.2	34.8	—
2008E EBITDA Contribution, Including Synergies	61.0	32.5	6.6

Selected Public Companies Analysis.  UBS compared selected financial and stock market data of Allied and Republic with corresponding data of the selected publicly traded waste management companies identified in the table below. UBS reviewed, among other things, the enterprise values of the selected companies (calculated as the market value of equity, plus the book value of debt and minority interests, plus preferred stock, if any, at liquidation value, less cash) as multiples of EBITDA for the twelve month period ended March 31, 2008, and of estimated EBITDA for each of 2008 and 2009. UBS also reviewed the closing stock prices, as of June 12, 2008, of the selected companies as a multiple of earnings per share, commonly referred to as EPS, as estimated for each of 2008 and 2009. UBS then compared these multiples for the selected companies with corresponding multiples for each of Republic, Allied, and Allied assuming an implied stock price at Offer Value, using both (i) publicly available research analysts’ estimates and (ii) the internal estimates for each of Allied and Republic referred to above. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Equity market value and multiples for Allied, Republic and the selected companies were based on the closing price of the common stock of each company on June 12, 2008 (or the Offer Value of Allied, as applicable), and on the number of diluted shares of common stock outstanding for each company using the treasury stock method for stock options and, in the case of Allied only, including restricted stock units as though fully vested.

This analysis indicated the following implied multiples for the selected companies, as compared to corresponding multiples implied for Republic, Allied, and Allied at Offer Value:

				Stock Price on
	Implied Enterprise Value			June 12,
	12 Mos. Ended			2008
	3/31/08	2008E	2009E	2008E	2009E
Company	EBITDA	EBITDA	EBITDA	EPS	EPS

Waste Management, Inc.	7.9	7.6	7.2	17.0	15.1
Waste Services, Inc.	6.6	6.6	6.2	26.5	19.4
Casella Waste Systems, Inc.	6.8	6.9	6.6	nm	nm
Waste Connections, Inc.	9.7	9.4	8.8	20.6	17.9
Calculated Using Institutional Brokers Estimate System (IBES) Consensus Estimates:
Republic	9.1	8.4	7.9	18.5	16.8
Allied	7.7	7.4	7.0	14.8	13.3
Allied at Offer Value	8.0	7.7	7.3	16.1	14.5
Calculated Using Management Estimates:
Republic	9.1	8.4	7.8	18.8	16.5
Allied	7.7	7.3	6.8	14.2	12.0
Allied at Offer Value	8.0	7.6	7.1	15.5	13.0

Discounted Cash Flow Analysis.  UBS analyzed the potential difference between the range of implied present values per share of Allied common stock without giving effect to the merger and the range of implied present values per .45 shares of the common stock of Republic pro forma for the merger to be issued in exchange for each share of Allied common stock in the merger, in each instance based on a discounted cash flow analysis. In connection with this analysis, UBS first performed a discounted cash flow analysis of Allied without giving effect to the merger, using the financial forecasts for Allied referred to above for the last two quarters of 2008 and for 2009 through 2012. UBS then performed a discounted cash flow analysis of Republic pro forma for the merger and including estimated net synergies (equivalent to estimated synergies, net of severance, transition and integration costs and other costs associated with the merger) expected to result from the merger, using the estimates of net synergies expected to result from the merger and the financial forecasts for each of Allied and Republic, as applicable, for the last two quarters of 2008 and for 2009 through 2012, each as referred to above.

Allied Without Giving Effect to the Merger.  UBS performed a discounted cash flow analysis of Allied using the financial forecasts for Allied described above for the last two quarters of 2008 and for 2009 through 2012. UBS calculated a range of implied present values as of June 30, 2008, of the standalone unlevered after-tax free cash flows that Allied was forecasted to generate for the last two quarters of 2008 and for 2009 through 2012 using discount rates ranging from 8.0% to 9.0%. UBS derived the discount rate range of 8.0% to 9.0% for such discounted cash flow analysis by calculating a weighted average cost of capital (“WACC”) range for Allied. The WACC analysis relied on weightings of the cost of equity and the after-tax cost of debt derived from UBS’ internal analysis and publicly available information. UBS calculated a range of implied terminal values for Allied as of December 31, 2012 by applying a range of EBITDA multiples ranging from 7.0x to 8.0x to Allied’s 2012 estimated EBITDA. The implied terminal values were then discounted to present values as of June 30, 2008, using discount rates ranging from 8.0% to 9.0%. This discounted cash flow analysis resulted in a range of implied present values of approximately $16.50 to $21.25 per share of Allied common stock.

Pro Forma for the Merger and Including Estimated Net Synergies.  UBS performed a discounted cash flow analysis of Republic pro forma for the merger and including estimated net synergies expected to result from the merger. For this analysis, UBS aggregated the financial forecasts described above for each of Allied and Republic for the last two quarters of 2008 and for 2009 through 2012, and included estimated net synergies described above through 2012. UBS calculated a range of implied present values, as of June 30, 2008, of the standalone unlevered after-tax free cash flows that Republic, pro forma for the merger and including estimated net synergies, was forecasted to generate for the last two quarters of 2008 and for 2009 through 2012 using discount rates ranging from 8.0% to 9.0%. UBS derived the discount rate of 8.0% to 9.0% for such discounted cash flow analysis by calculating a WACC range for Republic, proforma for the merger and including estimated net synergies. The WACC analysis relied on weightings of the cost of equity and the after-tax cost of debt derived from UBS’ internal analysis and publicly available information. UBS calculated a range of implied terminal values for Republic, pro forma for the merger and including estimated net synergies, as of December 31, 2012 by applying a range of EBITDA multiples ranging from 7.5x to 8.5x to estimated EBITDA for 2012 of Republic, pro forma for the merger and including estimated net synergies. The implied terminal values were then discounted to present values as of June 30, 2008, using discount rates ranging from 8.0% to 9.0%. This discounted cash flow analysis resulted in a range of implied present values, per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in exchange for each share of Allied common stock in the merger, ranging from approximately $18.25 to $22.25.

Based on the foregoing analyses, UBS then calculated the percentage increase between (i) the implied present value per share of Allied common stock without giving effect to the merger and (ii) the implied present value per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in the merger in exchange for each share of Allied common stock. UBS observed that such percentage increase ranged from approximately 5% (when comparing the implied present value per share of Allied common stock based on a discount rate of 8.0% and a terminal value multiple of 8.0x to the implied present value per share of Allied common stock, pro forma for the merger and including estimated net synergies, based on a discount rate of 8.0% and a terminal value multiple of 8.5x) to 10% (when comparing the implied present value per share of Allied common stock based on a discount rate of 9.0% and a terminal value multiple of 7.0x to the implied present value per share of Allied common stock, pro forma for the merger and including estimated net synergies, based on a discount rate of 9.0% and a terminal value multiple of 7.5x).

Miscellaneous.  Under the terms of UBS’ engagement, Allied has agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $27.5 million, a portion of which is payable to Moelis & Company. In addition, a portion of the aggregate fee ($2.5 million) was payable in connection with UBS’ opinion, a portion of the aggregate fee ($2.0 million) was payable in connection with the announcement of the merger and the remainder of the fee ($23.0 million) is contingent upon consummation of the merger. In addition, Allied has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to Allied unrelated to the merger, for which UBS and its affiliates received compensation of approximately $8.0 million in the aggregate, including having acted as (i) joint book runner in connection with Allied’s May 2006 notes offering; (ii) sole underwriter in connection with Allied’s November 2006 equity offering; (iii) joint book runner in connection with Allied’s February 2007 notes offering; and (iv) co-documentation agent in connection with Allied’s March 2007 $3.175 billion amended and restated credit facility. As of the date of UBS’ opinion, an affiliate of UBS was a participant in a credit facility of Allied for which such affiliate received fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Allied and Republic and, accordingly, may at any time hold a long or short position in such securities. Allied selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Allied and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Interests of Allied Executive Officers and Directors in the Merger

In considering the recommendation of the Allied board of directors with respect to the merger, Allied stockholders should be aware that executive officers of Allied and members of the Allied board of directors may have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of Allied stockholders generally. The Allied board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation. These interests are summarized below.

Appointment of Directors and Executive Officers

When the merger is completed, certain current members of the Allied board of directors will be appointed to the Republic board of directors and to certain committees of the Republic board of directors. In addition, certain executive officers of Allied have been selected to serve as management of Republic. More information regarding the directors and executive officers who have been selected is set forth in “— Board of Directors and Executive Officers of Republic Following the Merger; Headquarters” on page 92.

Treatment of Stock Options and Other Equity-Based Awards

Allied’s executive officers hold options to purchase Allied common stock, shares of restricted Allied common stock and Allied restricted and deferred stock units issued under Allied’s Amended and Restated 2006 Incentive Stock Plan (which is the successor to the Amended and Restated 1991 Incentive Stock Plan). Under that plan all outstanding unvested options to purchase shares of Allied common stock, unvested shares of restricted stock and unvested deferred or restricted stock units, including those held by executive officers of Allied, will vest automatically at the effective time of the merger.

The following table sets forth, for each executive officer of Allied, as of June 22, 2008, the aggregate number of shares subject to unvested options to purchase shares of Allied common stock (and their weighted average exercise price), the number of unvested shares of restricted Allied common stock and the number of unvested Allied deferred or restricted stock units.

			Number of	Number of
	Shares Subject to		Unvested Shares of	Unvested Deferred or
	Unvested		Restricted Stock	Restricted Stock
	Options That Will	Weighted	That Will Vest in	Units That Will
	Vest in Connection	Average Exercise	Connection with the	Vest in Connection
Executive Officer	with the Merger	Price per Share	Merger	with the Merger(1)

John J. Zillmer	1,365,742	$9.99	36,676	176,439
Donald A. Slager	454,750	11.39	—	178,341
Peter S. Hathaway	200,275	11.41	—	146,683
Timothy R. Donovan	212,500	11.97	—	7,500
Edward A. Evans	304,075	10.36	—	49,209

(1)	Includes certain restricted stock units which are vested but subject to deferred delivery of the underlying stock. The delivery of the stock will be accelerated as a result of the merger. The amounts of these restricted stock units are: John J. Zilmer - 53,626; Donald A. Slager - 33,851; Peter S. Hathaway - 13,333; and Edward A. Evans - 19,339.

Allied’s non-employee directors hold options to purchase Allied common stock and shares of restricted Allied common stock issued pursuant to the 2005 Non-Employee Director Equity Compensation Plan (which is the successor to the 1994 Amended and Restated Non-Employee Director Stock Option Plan). All of the outstanding options to purchase Allied stock are fully vested and, if unexercised as of the effective time of the merger, will be converted into options to purchase Republic common stock as described below. Pursuant to this plan, restricted stock held by a non-employee director that is unvested immediately prior to the effective time of the merger will be treated as follows: (i) for directors who will become directors of Republic, the restricted stock will be converted into shares of Republic restricted stock subject to the original vesting schedule of the award; and (ii) for directors who will not become directors of Republic, the restricted stock will vest and be cancelled immediately prior to the effective time of the merger and the directors will receive in cash the fair market value of their award at the effective time of the merger.

The following table sets forth, as of June 22, 2008, the number of unvested restricted shares of Allied common stock held by Allied’s non-employee directors:

Number of
Unvested Shares of
Non-Employee Directors	Restricted Stock

David Abney(a)	18,656
Charles H. Cotros	5,533
James W. Crownover	5,533
William J. Flynn(b)	13,208
David I. Foley(c)	5,533
Nolan Lehmann	5,533
Leon J. Level(d)	12,919
James A. Quella(c)	5,533
John M. Trani(b)	13,208

(a)	Mr. Abney was appointed as a director on April 7, 2008.

(b)	Messrs. Flynn and Trani were appointed as directors on February 19, 2007.

(c)	Awards reflected were issued in respect of the service of Messrs. Foley and Quella who are principals of Blackstone. Pursuant to Blackstone policies, such awards were issued directly to Blackstone rather than to Messrs. Foley or Quella individually.

(d)	Mr. Level was appointed as a director on May 30, 2007.

Under the terms of the merger agreement:

•	each outstanding option to purchase shares of Allied common stock outstanding at the effective time of the merger, including any option held by a director or executive officer of Allied, will be assumed by Republic and will become an option to purchase shares of Republic common stock with appropriate adjustments to be made to the number of shares and the exercise price under the option based on the exchange ratio; and

•	each outstanding Allied restricted common share, Allied restricted stock unit and Allied deferred stock unit outstanding at the effective time of the merger, including any held by a director or executive officer of Allied, will become a restricted share, restricted stock unit or deferred stock unit, respectively, of Republic with appropriate adjustments made to the number of shares subject to the award based on the exchange ratio.

For a more complete description of the treatment of Allied options, shares of restricted stock and deferred and restricted stock units, see “The Merger Agreement — Allied Options, Other Equity-Based Awards and Convertible Debentures.”

Employment Agreements

Allied previously entered into employment agreements with each of its executive officers, which provide for certain payments and other benefits if an executive officer’s employment with Allied is terminated by Allied without “cause” or by the executive for “good reason” under circumstances specified in his respective agreement, including a “change in control” of Allied (as defined in the agreement). The merger will constitute a “change in control” for purposes of these agreements. On June 22, 2008, Allied’s Management Development / Compensation Committee approved revisions to these agreements. As a result, the executive officers

(other than Mr. Slager, who has yet to execute his agreement) have entered into new amended and restated agreements which:

•	narrow the definition of “cause” for any determination of “cause” on or after a “change in control”, as that term is defined in the agreements. As amended, Allied has “cause” to terminate the executive on or after a “change in control” if the executive has engaged in any of a list of specified activities, including the conviction of (or plea of guilty or nolo contendere to) a felony or any other crime involving Allied, the breach of any material term of his employment agreement, the violation of Allied’s Code of Ethics or its policies regarding trading of its stock or reimbursement of expenses, willful or deliberate conduct that exposes Allied to potential financial or other injury, fraud, misappropriation of assets, embezzlement, or the willful and deliberate failure or refusal to perform his assigned duties;

•	revise the definition of “good reason” to delete that portion that would exempt the relocation of the executive permanently to any office or location to which the majority of Allied executive officers are located from being considered a “good reason” under such agreements. As amended, the executive officer is said to have “good reason” to terminate his employment with Allied (and thereby receive the benefits described below) if Allied assigns the executive duties that are materially inconsistent with his position, materially diminishes the executive’s position, materially breaches any of the provisions of his employment agreement, materially reduces the executive officer’s compensation or benefits, requires that the executive officer relocate permanently to any location except in the Phoenix-Scottsdale metropolitan area or fails to comply with, or prevent or impede the executive from complying with, any legal obligation in a manner that would subject the executive to liability;

•	provide that in the event of a termination of employment by Allied without cause or by the executive for good reason within one year following the date of a change in control, the executive will receive a pro rata portion of the target annual incentive compensation bonus for the fiscal year in which the termination occurs;

•	revise the parachute payment excise tax gross-up provisions therein to (a) eliminate a requirement that Allied’s share price attain a threshold for the tax gross-up provisions to be applicable; (b) eliminate a cap on an executive’s base annual compensation that would be used to calculate the amount of the gross-up payment; and (c) provide for an excise tax gross-up with respect to the benefits payable under the Supplemental Retirement Benefit Plan, and any other amounts that may be subject to the parachute payment excise tax, as determined for purposes of Section 280G and Section 4999 of the Code (the merger will not result in any excise tax gross-up payments);

•	in the case of Mr. Hathaway, reverses a change that was made on account of Section 409A of the Code but which was not necessary so that his stock options remain exercisable after a termination of employment on a basis consistent with the other executive officers’ agreements; and

•	eliminate the requirement that the executive repay to Allied any and all proceeds realized by the executive (after termination of employment) as a result of vesting, exercise or sale of shares of Allied common stock granted or issued to the executive if (i) the executive violates Allied’s policies regarding trading of common stock or violates any of the restrictive covenant provisions set forth in the agreements, or (ii) cause is determined following the executive’s termination of employment. The agreements were amended to permit Allied to terminate and recapture payments on account of cause only if cause is determined within one year after termination of employment.

The new agreements also revise the Supplemental Retirement Benefit provisions contained in the prior agreements to provide for the following:

•	If the executive has a termination of employment for any reason other than cause prior to a change in control, the executive will receive (within thirty days after the sixth month anniversary of the date of termination) a cash lump sum payment equal to the present value of the SERP Benefit, as that term is defined in the agreement, multiplied by a fraction (not to exceed one), the numerator of which is the executive’s years of service and the denominator of which is 10 (the “Pro Rata SERP”). The present value of the SERP Benefit will be calculated based upon a 6% interest rate and assuming payments would have commenced on the 10th anniversary of the executive’s initial date of employment (or in the case of Mr. Hathaway, age 55) or, if later, the date of termination.

•	If, on or after a change in control, the executive’s employment is terminated either by Allied without cause or by the executive for good reason within one year of the date of the change in control, the executive will receive (within thirty days after the six month anniversary of the termination) a lump sum payment equal to the present value of the full SERP Benefit.

•	If, on or after a change in control, the executive’s employment is terminated for any reason other than by Allied for cause (and the immediately preceding clause is not applicable), the executive will receive (within thirty days after the sixth month anniversary of the date of termination) a cash lump sum payment equal to the Pro Rata SERP he would have been entitled to receive if his employment was terminated immediately prior to the change in control, increased by an annual interest rate of six percent (6%) for the period from the date of the change in control until the date of termination.

•	Elimination of the provision that provides for proportionate reduction of the SERP Benefit if the executive becomes employed by a non-competitor employer.

Under the amended and restated employment agreements, each of Allied’s executive officers (other than Mr. Slager, who has yet to execute his agreement) will be entitled to the following payments if the executive’s employment agreement is terminated by the executive for “good reason” or by Allied “without cause” within the six months preceding or the twelve months following the effective time of the merger, unless otherwise noted:

•	any unpaid base salary through the date of termination;

•	if the agreement is terminated by executive for good reason or by Allied without cause within the twelve months following the effective time of the merger, three times such executive’s (a) base salary in effect at termination plus (b) such executive’s target annual incentive compensation for the year in which his termination occurs, payable in a lump sum within 30 days after the six month anniversary of the date of termination;

•	if the agreement is terminated by executive for good reason or by Allied without cause within the six months preceding the effective time of the merger, three times such executive’s (a) base salary in effect at termination plus (b) such executive’s target annual incentive compensation for the year in which his termination occurs, payable in substantially equal bi-weekly installments beginning as of the first payroll date immediately following the six-month anniversary of the date of termination and continuing until the first payroll date immediately following the three year anniversary of termination (provided that the first payment will include the amount that would have been paid prior to the actual first payment date had the first payment date been the first payroll date immediately following termination);

•	if the agreement is terminated by executive for good reason or by Allied without cause within the twelve months following the effective time of the merger, a pro rata portion of the target annual incentive compensation bonus for the fiscal year in which the termination occurs;

•	the SERP Benefit as described above;

•	any accrued but unpaid vacation or paid leave;

•	any earned but unpaid annual incentive compensation; and

•	any unpaid deferred compensation.

In addition to the amounts described above, the executive is also entitled to:

•	any reimbursements;

•	full and immediate vesting of all outstanding equity-based awards under Allied’s incentive stock plans and two years to exercise such awards but not beyond the remaining term;

•	a “gross-up” payment for excise taxes incurred by the executive under the Code (a) due to cash payments made by Allied as a result of termination of employment in connection with a “change in control”, (b) due with respect to the SERP Benefits (as defined in the agreements), or (c) due with respect to any other amounts that may be subject to the parachute payment excise tax, as determined for purposes of Section 280G and Section 4999 of the Code (Allied will be obligated to make a gross-up payment only if the “parachute payments” to the executive (as defined in Code Section 280G) equal or exceed 110% of the executive’s untaxed safe harbor amount); The merger will not result in any excise tax gross-up payments.

•	medical, dental, and/or vision coverage for the executive and/or the executive’s spouse and dependents at levels equal to that which would have been provided if the executive’s employment had not terminated until the earlier of (a) the date the executive becomes eligible for any comparable medical, dental, or vision coverage provided by any other employer, or (b) the date the executive becomes eligible for Medicare or any similar government sponsored or provided health care program;

•	outplacement services through an agency of Allied’s choosing for one year after the date of termination, provided that the cost of such services cannot exceed $50,000 for each executive unless the board or a board committee approves a higher amount; and

•	continued coverage under Allied’s directors’ and officers’ liability insurance and under the executive’s separate indemnity agreement for a period of 10 years or for such longer term as may be provided in the indemnity agreement.

Mr. Slager was provided with an amended and restated agreement containing the changes described above. Mr. Slager has not yet executed his agreement. Therefore, Mr. Slager’s current agreement remains in effect.

Under Mr. Slager’s agreement, if his employment agreement is terminated by Mr. Slager for “good reason” or by Allied “without cause” within one year preceding or 18 months following the effective time of the merger, he will be entitled to three times his (a) base salary in effect at termination, plus (b) his target annual incentive compensation for the year in which his termination occurs payable in a lump sum within 30 days after the six month anniversary of his termination. Mr. Slager will also be entitled to receive the other payments and benefits described above with respect to the other executive officers’ agreements, except that Mr. Slager will not be entitled to receive (1) a pro rata portion of his target annual incentive compensation bonus for the fiscal year in which the termination occurs, (2) a parachute payment excise tax gross-up, if applicable (although the merger will not result in any excise tax gross-up payments), (3) the supplemental retirement benefit, and (4) the two year extension to exercise his equity-based awards. However, unlike the other executive officer agreements which contain three year (or in the case of Mr. Evans, a two year) post-termination, non-competition and non-solicitation provisions, Mr. Slager’s agreement provides that his non-competition and non-solicitation obligations expire on the date of his termination of employment if his termination is in connection with a change in control and by Allied without cause or by Mr. Slager for good reason.

The following table sets forth the aggregate benefits that would be payable to each of Allied’s executive officers assuming the merger is completed on October 31, 2008 and each executive’s employment is terminated on such date by the executive for good reason or by Allied without cause. The parties currently anticipate that Messrs. Slager, Donovan and Evans will become employees of Republic upon the merger, and in such event will not be entitled to receive the cash payments and benefits set forth in the table below (other than the acceleration of their equity awards) unless their employment were to later terminate by the executive for good cause or by Allied without cause.

					Value of
					Stock
					Option,	Lump
					Restricted	Sum
		Pro Rata			Stock and	Supplemental
	Cash	Bonus	Benefits		RSU	Retirement	Deferred
Executive Officer	Severance	(at Target)	Continuation(1)	Outplacement	Vesting(2)	Benefit	Compensation(3)	Total

John J. Zillmer	$5,966,250	$886,458	$115,683	$50,000	$8,399,561	$2,735,481	$—	$18,153,433
Donald W. Slager	4,800,000	666,667	89,676	50,000	3,656,890	—(4)	—	9,263,233
Peter S. Hathaway	3,690,000	512,500	105,923	50,000	2,558,340	2,413,245	772,217	10,102,225
Timothy R. Donovan	3,000,000	416,667	101,805	50,000	526,793	1,349,544	—	5,444,809
Edward A. Evans	2,676,000	371,667	120,132	50,000	1,780,046	1,305,267	550,600	6,853,712

(1)	The estimated lump sum present value of the payment obligations of Allied with respect to continued medical, dental, and/or vision coverage for each of the executives is calculated in accordance with generally accepted accounting principles for financial reporting purposes assuming (a) a 6.25% discount rate, (b) increases in the cost of coverage trending from 10% to 5% over the coverage term and (c) five years of coverage.

(2)	The value of accelerated vesting of stock options, restricted stock and restricted stock units is based upon the number of shares of Republic stock that the executive will be entitled to receive at the exchange ratio and the closing market price of Republic common stock on June 22, 2008, less, if applicable, the exercise price of options). These amounts are in addition to the value of vested equity-based awards held by each executive. Includes certain restricted stock units which are vested but subject to deferred delivery of the underlying stock. The delivery of the stock will be accelerated as a result of the merger.

(3)	The deferred compensation amounts are the account balances as of June 30, 2008. Mr. Hathaway’s deferred compensation is paid after termination of employment in annual installments over 10 years. Mr. Evans’ deferred compensation is paid after termination of employment in quarterly installments over three years.

(4)	If Mr. Slager executes the amended employment agreement approved on June 22, 2008, his lump sum supplemental retirement benefit payment upon termination by him for good reason or by Allied without cause would be $2,155,416.

Pursuant to their existing agreements, each of Messrs. Slager and Donovan has the right to terminate his employment with Republic for good reason, which includes a material diminishment in his position, including reporting requirements. Republic expects that each of Messrs. Slager and Donovan will be employed by Republic for at least two years following the closing of the merger. Republic also expects that Messrs. Slager and Donovan will be eligible to receive an integration bonus following the combined company’s achievement of a targeted level of synergies at the beginning of the third year following the merger. In connection with the implementation of the integration bonus plan, Republic intends to require each of Messrs. Slager and Donovan to enter into a waiver of his existing right to terminate employment for good reason as a result of the combined company’s new reporting structure (and corresponding roles, responsibilities and authority) as has been contemplated in connection with the integration planning process. For more information regarding the integration bonus plan, see “The Merger — Integration Bonus” on page 92.

Directors and Officers Indemnification and Insurance

Directors and officers of Allied also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger. See “The Merger Agreement — Indemnification and Insurance.”

Blackstone Registration Rights

Under the Third Amended and Restated Shareholders’ Agreement between Blackstone and Allied, Blackstone had certain rights to require that Allied register under the Securities Act of 1933 the offer and sale of the Allied shares held by Blackstone. Two of Allied’s directors — Messrs. David Foley and James Quella — are principals of Blackstone. In connection with the merger, Blackstone and Republic have discussed entering into an agreement providing Blackstone with registration rights for the Republic common stock it will be entitled to receive pursuant to the merger.

Accounting Treatment

Republic will account for the merger as a purchase of Allied by Republic, using the acquisition method of accounting in accordance with United States generally accepted accounting principles, or “GAAP.” Republic and Allied expect that, upon completion of the merger, Allied stockholders will receive approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares on a diluted basis and Republic stockholders will retain 48.3% of the outstanding common stock of the combined company on a diluted basis. No individual shareholder will have a large minority voting interest in the combined company. In addition to considering these relative voting rights, Republic also considered the following:

•	The board of directors of the combined company will consist of five independent directors from Allied, five independent directors from Republic and Republic’s current Chairman of the Board who will be the Chairman of the Board of the combined company. The initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the combined company will be the continuing Republic director presently holding such chairmanship for Republic. In addition, each committee of the Board of Directors will be comprised of three independent directors from Republic and two independent directors from Allied. The structure of the Board of Directors and its related committees will remain in effect for three years following the merger.

•	Republic’s Chief Executive Officer and Chairman of the Board and Republic’s Chief Financial Officer will have the same titles in the combined company. Allied’s President and Chief Operating Officer will have the same title in the combined company. All of these individuals will receive three year employment agreements with the combined company. Of the remaining six Executive Vice President positions in the combined company, four will be held by continuing Republic executives and two will be held by continuing Allied executives.

•	Republic will issue to Allied’s stockholders .45 Republic shares in exchange for each Allied share they own. This represents a premium of approximately 15% to the price of Allied common stock as of the day preceding the day merger discussions were publicly announced.

Based on the weighing of these factors, Republic has concluded that it is the accounting acquirer.

Under the acquisition method of accounting, the assets, including identifiable intangible assets, and liabilities of Allied as of the effective time of the merger will be recorded at their respective fair values and added to those of Republic. Any excess of the purchase price for the merger over the net fair value of Allied’s assets and liabilities will be recorded as goodwill. The results of operations of Allied will be combined with the results of operations of Republic beginning on the effective time of the merger. The consolidated financial statements of Republic after the effective time of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Allied. Following the merger, and subject to the finalization of the purchase price allocation, the earnings of Republic will reflect the effect of any purchase accounting adjustments, including any increased depreciation and amortization associated with fair value adjustments to the assets acquired and liabilities assumed.

The preliminary purchase price allocation made in connection with the preparation of the pro forma financial statements included in this joint proxy statement/prospectus assumes the merger is consummated in 2008, and that it will be accounted for under Statement of Financial Accounting Standards No. 141, “Business Combinations.” Management believes the merger will be consummated in the fourth quarter of 2008. If the merger is consummated subsequent to December 31, 2008, it will be accounted for under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which is effective for Republic on January 1, 2009. SFAS 141(R) changes the methodologies for calculating purchase price and for determining fair values. It also requires that all transaction and restructuring costs related to business combinations be expensed as incurred, and it requires that changes in deferred tax asset valuation allowances and liabilities for tax uncertainties subsequent to the acquisition date that do not meet certain remeasurement criteria be recorded in the income statement. The consolidated balance sheet and results of operations of the combined company would be materially different if the merger of Republic and Allied were accounted for under SFAS 141(R).

Board of Directors and Executive Officers of Republic Following the Merger; Headquarters

At the effective time, the board of directors of the combined company will be comprised of the chairman of the board, five individuals designated by the Republic board of directors and five individuals designated by the Allied board of directors, as set forth below:

Director	Age	Previous Board of Director Membership	Director Since

James E. O’Connor	59	Chairman and Chief Executive Officer of Republic	1998
John W. Croghan	78	Director of Republic	1998
W. Lee Nutter	64	Director of Republic	2004
Ramon A. Rodriguez	63	Director of Republic	1999
Allan C. Sorensen	70	Director of Republic	1998
Michael W. Wickham	62	Director of Republic	2004
James W. Crownover	65	Director of Allied	2002
William J. Flynn	54	Director of Allied	2007
David I. Foley	41	Director of Allied	2006
Nolan Lehmann	64	Director of Allied	1990
John M. Trani	63	Director of Allied	2007

Republic and Allied have agreed that upon consummation of the merger the following persons will be executive officers of Republic and hold the offices set forth next to their names:

Name	Title

James E. O’Connor	Chief Executive Officer and Chairman of the Board
Donald W. Slager	Chief Operating Officer and President
Tod C. Holmes	Executive Vice President and Chief Financial Officer
Michael J. Cordesman	Executive Vice President
Timothy R. Donovan	Executive Vice President, General Counsel and Secretary

See “Interests of Republic Executive Officers and Directors in the Merger” beginning on page 70 and “Interests of Allied Executive Officers and Directors in the Merger” beginning on page 85 for a description of the material interests of executive officers and directors of Republic and Allied, respectively, in the merger that may be in addition to, or different than, their interests as stockholders.

Following completion of the merger, the combined company’s corporate headquarters will be located in Phoenix, Arizona.

Integration Bonus

Republic expects to implement an integration bonus to be paid to the executive officers and certain other key employees of the combined company, based on the level of synergies achieved at the beginning of the third year following the completion of the merger. Assuming the achievement of annual synergies of $150.0 million at the beginning of the third year following the completion of the merger, integration bonuses for the executive officers of the combined company are expected to total $45.0 million (Mr. O’Connor — $15.0 million; Mr. Slager — $10.0 million; Mr. Holmes — $8.0 million; Mr. Cordesman — $8.0 million and Mr. Donovan — $4.0 million) and for the other key employees are expected to total $36.0 million. The Republic Compensation Committee has approved the integration bonus, subject to presenting after the merger a completed plan (including any additional details regarding the plan and minimum and maximum payment amounts based on achievement of synergies below or above the $150.0 million level) to the combined company’s Compensation Committee for approval, disapproval or modification. Republic presently intends to seek at the next annual meeting of stockholders approval of any final plan so that amounts payable would be deductible for purposes of Section 162(m) of the Internal Revenue Code.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

All shares of Republic common stock that Allied stockholders receive in the merger will be freely transferable, except for shares of Republic common stock received by persons who become “affiliates” of Republic under the Securities Act of 1933, as amended, and the related SEC rules and regulations.

No Appraisal Rights

Stockholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled to appraisal rights in connection with the proposed merger, depending on the circumstances. Appraisal rights confer on stockholders who properly demand appraisal the right to receive the fair value for their shares as determined in a judicial appraisal proceeding. The fair value so determined may differ from what is being offered to them in the merger or consolidation.

Under Section 262 of General Corporation Law of the State of Delaware, appraisal rights are not available if (a) the shares of stock in question, such as Allied common stock, were, at the record date fixed to determine the stockholders entitled to receive notice of and to vote on the agreement of merger, either (1) listed on a national securities exchange such as the NYSE or (2) held of record by more than 2,000 holders and (b) the stockholders will receive shares of stock of another corporation that are listed on a national securities exchange such as the NYSE, and cash in lieu of any fractional shares of the other corporation. Accordingly, Allied stockholders do not have appraisal rights in connection with the merger.

Republic stockholders also do not have appraisal rights in connection with the merger because Republic is not merging and Republic stockholders will continue to retain their Republic common stock.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger to holders of Allied common stock and Republic common stock.

This discussion addresses only those U.S. holders (defined below) that hold their Allied common stock as a capital asset and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Allied common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a U.S. holder;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds Allied common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a stockholder that acquired Allied common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership or other entity taxed as a partnership for U.S. federal income tax purposes holds Allied common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Allied common stock should consult its tax advisor about the tax consequences of the merger to them.

The following discussion is not binding on the Internal Revenue Service (the “IRS”). It is based on the Internal Revenue Code of 1986 as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. The tax consequences under U.S. state and local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of Allied common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, alternative minimum tax, state and local and foreign income and other tax laws in light of their particular circumstances.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Allied common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this section, the term “non-U.S. holder” means a beneficial owner of Allied common stock that is not a U.S. holder.

General

Republic and Allied have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. On the date the registration statement of which this joint proxy statement/prospectus forms a part becomes effective, Republic will have received a written opinion from Akerman Senterfitt, and Allied will have received a written opinion from Mayer Brown LLP, both to the effect that for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Code. It is a condition to the completion of the merger that Akerman Senterfitt and Mayer Brown LLP also render their respective opinions as of the closing date of the merger. Neither Republic nor Allied intends to waive this condition. These opinions each rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Republic and Allied, including those contained in certificates of officers of Republic and Allied. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in these opinions, in which case the tax consequences of the merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or a court would not sustain, a position contrary to those set forth herein.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Allied Common Stock

The material U.S. federal income tax consequences of the merger will be as follows:

•	A holder of Allied common stock will not recognize gain or loss upon the exchange of that stockholder’s Allied common stock for Republic common stock pursuant to the merger, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of Republic common stock (as described below).

•	If a holder of Allied common stock receives cash instead of a fractional share of Republic common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s Allied common stock allocable to that fractional share of Republic common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the Allied common stock exchanged is more than one year at the completion of the merger. Under current law as of the date of this joint proxy statement/prospectus, long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%, and short-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

•	A holder of Allied common stock will have a tax basis in the Republic common stock received in the merger equal to (1) the tax basis of the Allied common stock surrendered by that holder in the merger, reduced by (2) any tax basis of the Allied common stock surrendered that is allocable to a fractional share of Republic common stock for which cash is received.

•	The holding period for the Republic common stock received in exchange for shares of Allied common stock in the merger will include the holding period for the shares of Allied common stock surrendered in the merger.

In the case of a holder of Allied common stock that holds shares of Allied common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Allied common stock.

If the merger were to constitute a taxable transaction for U.S. federal income tax purposes, a holder of Allied common stock would recognize the full amount of capital gain (or loss) realized on the exchange, computed by reference to the amount by which the sum of the value of the Republic common stock received in the merger on the date of the exchange exceeds (or is less than) the holder’s tax basis in the Allied shares exchanged. Such a holder’s initial tax basis in the Republic common stock received in the merger would then be equal to the fair market value of that stock on the date of the exchange, and the holding period in such Republic common stock would begin on the day after the date of the exchange.

Information Reporting and Backup Withholding

A holder of Allied common stock may be subject to information reporting and backup withholding in connection with any cash payments received instead of a fractional share of Republic common stock, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, each holder of Allied common stock is strongly urged to consult his or her tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to that stockholder of the merger.

U.S. Federal Income Tax Consequences to Republic Stockholders

There will be no U.S. federal income tax consequences to a holder of Republic common stock as a result of the merger.

REGULATORY MATTERS

Under the merger agreement, each of Republic and Allied has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger and the other transactions contemplated by the merger agreement, including (1) preparing and filing with any governmental authority or other third party as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (2) obtaining and maintaining all approvals, actions, non-actions, consents, waivers, licenses, orders, registrations, permits, authorizations, clearances and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement.

Notwithstanding the foregoing, under the merger agreement, Republic, Allied and their respective subsidiaries are not required:

•	to enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the merger and the other transactions contemplated by the merger agreement, or

•	to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) with respect to any of its subsidiaries or any of their respective affiliates’ businesses, assets or properties, which, in either case, would reasonably be expected to (1) materially and adversely diminish the benefits expected to be derived by Republic or Allied as of June 22, 2008, the execution date of the merger agreement, from the combination of Republic and Allied via the merger (such combined business to be taken as a whole), in such a manner that Republic or Allied would not have entered into the merger agreement in the face of such materially and adversely diminished benefits or (2) otherwise have a material adverse effect after the effective time on the combined company.

A condition to Republic’s and Allied’s respective obligations to consummate the merger is that any waiting period applicable to the merger under the HSR Act will have expired or been terminated. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 119.

U.S. Antitrust Filing

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of Republic and Allied filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the United States Department of Justice, Antitrust Division (“Antitrust Division”) and the Federal Trade Commission (“FTC”) on June 23, 2008. The Antitrust Division is reviewing the transaction. Pursuant to the requirements of the HSR Act, the merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following the filings by Republic and Allied with the FTC and the Antitrust Division, unless the federal government issues a request for additional information and documentary material.

Republic and Allied received requests for additional information and documentary material from the Antitrust Division on July 23, 2008. As a result of the issuance of the requests for additional information and documentary material, and pursuant to the HSR Act, the waiting period has been extended and would expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date of substantial compliance by Republic or Allied to that request unless extended by agreement between Republic and Allied and the Antitrust Division. The parties have entered into such an agreement with the Antitrust Division.

Both Republic and Allied have certified substantial compliance with the July 23, 2008 request for additional information and documentary material and are continuing to cooperate fully with the Antitrust Division in its investigation. In addition, if the Antitrust Division raises substantive issues in connection with a proposed transaction, the parties will engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay completion of the transaction while those negotiations continue. Subject to certain circumstances described in “The Merger Agreement — Conditions to Completion of the Merger” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

Private parties (including individual states) may also bring legal actions under the antitrust laws. Republic and Allied do not believe that the closing of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Merger Agreement — Conditions to Completion of the Merger” for certain conditions, including conditions with respect to litigation and other legal restraints.

Other than the filings described above, neither Republic nor Allied is aware of any material regulatory approvals required to be obtained, or waiting periods required to expire, to complete the merger. If Republic and Allied discover that other material approvals or waiting periods are necessary, Republic and Allied will seek to obtain or comply with them in accordance with the merger agreement.

To the extent that regulatory authorities require Republic or Allied to divest assets, or impose other conditions or restrictions on the approval of the merger, the parties will assess such impact on the merger and either Republic or Allied could decline to close under the merger agreement if such divestitures, conditions and restrictions individually or in the aggregate would reasonably be expected to have a material adverse effect after the effective time on the assets and liabilities, financial condition, business or results of operations of Republic and its subsidiaries (including the combined company and its subsidiaries), taken as a whole, or the benefits expected to be derived by the parties on the date of the merger agreement from the combination of Republic and Allied via the merger (such combined business to be taken as a whole) in such a manner that such party would not have entered into the merger agreement in the face of such materially and adversely affected benefits. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 119 for a discussion of the conditions to the completion of the merger.

FINANCING

In connection with the merger, Republic intends to refinance Allied’s existing senior secured credit facility, which includes a revolving credit facility, a term loan facility, an institutional letter of credit facility and an incremental revolving letter of credit facility. Republic intends to accomplish the refinancing through a combination of a new $1.75 billion senior revolving credit facility, which is referred to as the new credit facility, and Republic’s existing $1.0 billion senior revolving credit facility, which is referred to as the existing credit facility. The new credit facility and the existing credit facility are referred to as the credit facilities.

Republic entered into the new credit facility evidenced by a Credit Agreement dated as of September 18, 2008 among Republic, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JPMorgan Chase Bank, N.A., as Syndication Agent, Barclays Bank, PLC, BNP Paribas, and The Royal Bank of Scotland PLC, as Co-Documentation Agents, and the other lenders party thereto. A condition to the initial funding under the new credit facility will be the closing of the merger on or prior to May 15, 2009. Additional conditions to the initial funding under the new credit facility, as well as terms of the new credit facility, are described below.

On September 18, 2008, Republic entered into an amendment to the existing credit facility that, subject to the initial funding under the new credit facility, will amend the terms of the existing credit facility to be substantially similar to the terms of the new credit facility, including pricing, but excluding its maturity date, and otherwise permit the merger.

On September 19, 2008, Allied entered into an amendment of Allied’s $400 million accounts receivable facility consenting to the merger. Subsequent to the Allied stockholder vote but prior to the closing of the merger, Allied expects to enter into an amendment to its accounts receivable facility extending its maturity date by an additional 364 days. Allied has entered into a mandate letter with Calyon New York Branch to begin the process to obtain the extension. If the extension is obtained, Republic would not seek to refinance the Allied accounts receivable facility prior to the closing of the merger. If the extension is not obtained, Republic believes that it could obtain the financing necessary to refinance the Allied accounts receivable facility on terms that would be acceptable to the lenders under the new credit facility and the existing credit facility. Republic may elect to complete such refinancing concurrently with the closing of the merger, or at some time prior to May 29, 2009, when the accounts receivable facility is scheduled to expire.

Upon the closing of the merger, Republic will draw upon and request the issuance of letters of credit under the new credit facility and the existing credit facility to refinance Allied’s existing senior secured credit facility, to support existing Allied letters of credit issued by any lenders not a party to the credit facilities, and to pay fees and expenses related to the merger and the financing. Republic expects that the total utilization under the credit facilities at the effective time of the merger will range from $2.2 to $2.4 billion, consisting of $0.6 billion to $0.8 billion in borrowings and $1.6 billion in letters of credit.

The borrowings under the credit facilities will be guaranteed by substantially all of Republic’s subsidiaries, including Allied and its subsidiaries at and after the effective time of the merger, but excluding certain non-material subsidiaries and excluding certain other subsidiaries.

The borrowings under the credit facilities will be unsecured. Subsequent to the closing of the merger, Republic may otherwise use the proceeds of the credit facilities for working capital and general corporate purposes.

Terms of the New Credit Facility

Below is a summary of the material terms of the new credit facility. Republic has entered into an amendment to the existing credit facility, amending, effective as of the effective time of the merger, the terms of the existing credit facility, including interest rates, to be substantially similar to those of the new credit facility, other than the maturity date.

The new credit facility has a term of five years and will mature in September, 2013, on the fifth anniversary of its effectiveness. Republic’s existing credit facility matures on April 26, 2012.

The new credit facility may be increased by an aggregate amount of $500 million, each such increase in a minimum amount of $100 million. The new credit facility may be increased not more than five times.

At Republic’s option, the interest rate on the new credit facility loans will be equal to either a base rate plus an applicable margin or the eurodollar rate plus an applicable margin. Republic may elect to pay the base rate or the eurodollar rate with respect to any interest period during the term of the loans. The base rate is equal to the higher of the prime rate as published in The Wall Street Journal and the federal funds effective rate plus .50%. Eurodollar rate means the British Bankers Association LIBOR rate per annum as published by Reuters for deposits in the relevant currency for a period selected by Republic equal to one week, if offered by all lenders, or one, two, three, six months or, to the extent agreed to by each lender, nine or 12 months (adjusted for statutory reserve requirements for eurocurrency liabilities).

The applicable margin will be dependent upon ratings received from Standard & Poors and from Moody’s Investors Service Inc. The credit facilities will be subject to a facility fee, regardless of usage, also dependent upon ratings received from Standard & Poors and from Moody’s.

The applicable margin and the facility fee will be, at any time, the rate per annum set forth in the table below opposite the highest long term unsecured senior, non-credit enhanced debt rating of Republic by Standard & Poors and Moody’s; provided, however, that (i) if the ratings differ by more than one level, the pricing applicable to the level that is one level higher than the lower rating shall apply, (ii) if there is only one rating, the pricing level of such rating shall apply, and (iii) if there is no rating, pricing level IV shall apply.

			Applicable	Applicable
	Senior		Margin for	Margin
	Unsecured	Facility	LIBOR	for Base
Level	Debt Rating	Fee	Loans	Rate Loans

I	≥BBB+/Baa1	0.15%	1.10%	0.00%
II	BBB/Baa2	0.20	1.30	0.00
III	BBB-/Baa3	0.30	1.45	0.00
IV	≤BB+/Ba1	0.50	2.00	0.50

Letter of credit fees are due quarterly in arrears to be shared proportionately by the lenders. Letter of credit fees will be equal to the applicable margin for LIBOR loans on a per annum basis plus a fronting fee in an amount to be determined by Republic and the letter of credit issuing lender. Letter of credit fees will be calculated on the aggregate stated amount for each letter of credit for the stated duration thereof.

There are no prepayment penalties for optional prepayments under the credit facilities (except that eurodollar loans will be subject to customary breakage costs). Mandatory prepayments are not required except in the case of certain divestitures and to the extent the total outstanding amount under the new credit facility exceeds the aggregate commitments then in effect.

The new credit facility provides for customary representations; provided that with respect to the initial funding, only certain specified representations are applicable to Allied. General representations with respect to Republic and its subsidiaries include representations as to: (i) corporate existence and power; (ii) corporate authority/non-contravention; (iii) material compliance with laws or contracts; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals; (vii) use of proceeds/compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) payment of taxes; (xii) adequacy of insurance; (xiii) solvency; (xiv) no burdensome restrictions; (xv) accuracy of disclosure; and (xvi) title to property.

The only representations and warranties relating to Allied and its subsidiaries, the making of which shall be a condition to the initial funding under the new credit facility, are (1) the specified representations (as described below), and (2) the representations and warranties in the merger agreement made by Allied which are material to the interests of the lenders (as determined by the lenders in their sole discretion), but only to the extent that Republic has the right to terminate its obligations (other than indemnity and other obligations expressed to survive any termination of the merger agreement) under the merger agreement or refuse to close the merger as a result of a breach of such representations and warranties in the merger agreement, and the “no material adverse change” representation relating to Republic and its subsidiaries that is made on the initial funding date shall use the same definition of “material adverse effect” as is in the merger agreement.

For purposes of the initial credit facility, the term “specified representations” means the representations and warranties set forth above relating to existence, due organization, power and authority, the execution, delivery and enforceability of the loan documents (and execution and delivery not violating governing documents), Federal Reserve margin regulations, the Investment Company Act, solvency of Republic and its subsidiaries, taken as a whole, no conflict with the Allied indentures or the Allied accounts receivable facility, no required governmental or third party approvals for the loan documents, all stockholder approvals for the merger required under the General Corporation Law of the State of Delaware have been obtained, and expiration of the Hart-Scott-Rodino Act waiting periods.

The new credit facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. Financial covenants of the combined company and its subsidiaries are limited to the following:

•	Republic shall not permit the ratio of total debt minus restricted cash to consolidated EBITDA as of the end of any fiscal quarter to be greater than (i) 4.00 to 1.00 for any trailing four-quarter period ending on or before March 31, 2010, or (ii) 3.25 to 1.00 for any trailing four-quarter period thereafter.

•	Republic shall not permit the ratio of consolidated EBITDA to consolidated interest expense for any trailing four-quarter period to be less than 3.00 to 1.00.

The term “total debt” means, at any time, the sum (determined on a consolidated basis and without duplication) of all indebtedness of Republic and its subsidiaries, excluding contingent obligations with respect to surety instruments (other than any letter of credit issued for the account of Republic or any subsidiary to support indebtedness of a person other than Republic or any subsidiary).

The term “consolidated EBITDA” means, with respect to Republic and its subsidiaries for any computation period, the sum of, without duplication, (a) consolidated net income during such computation period, plus (b) the following, in each case to the extent deducted in computing consolidated net income during such computation period: (i) consolidated interest expense; (ii) taxes on income; (iii) amortization; (iv) depreciation; (v) environmental remediation charges associated with environmental conditions at the CountyWide Recycling and Disposal Facility as more particularly described in Republic’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008 (not to exceed $69,000,000 in the aggregate during all computation periods); (vi) reasonably documented costs and expenses incurred in connection with the Allied acquisition (not to exceed $50,000,000 in the aggregate through the first anniversary of the consummation of the Allied acquisition); and (vii) reasonably documented transition costs in connection with the Allied acquisition (not to exceed $146,000,000 in the aggregate through the first anniversary of the consummation of the Allied acquisition or $36,000,000 in the twelve (12) month period after such first anniversary); provided, that, to the extent that any acquisition has been consummated during a computation period, consolidated EBITDA shall be computed on a pro forma basis in accordance with Article 11 of Regulation S-X of the SEC or in a manner otherwise approved by the Administrative Agent for the purpose of determining the Total Debt to EBITDA Ratio.

The term “consolidated interest expense” means, with respect to any computation period, the gross interest expense of Republic and its subsidiaries, including, (i) the amortization of debt discounts, (ii) the amortization of all fees payable in connection with the incurrence of indebtedness to the extent included in interest expense, (iii) the portion of any liabilities incurred in connection with capital leases allocable to interest expense and (iv) consolidated yield or discount accrued on the aggregate outstanding investment or claim held by purchasers, assignees or other transferees of (or of interests in) receivables of Republic and its subsidiaries in connection with any securitization transaction (regardless of the accounting treatment of such securitization transaction). The term “Restricted Cash” means, on any date of computation, that amount of cash that is shown on the consolidated balance sheet of Republic and its subsidiaries on such date in the line item “Restricted Cash” and which is held by or pledged to trustees for industrial revenue bonds and tax-exempt financings. Any securitization transaction (including the Allied accounts receivable facility) will be included in determining total debt and consolidated yield or discount accrued on the aggregate outstanding investment or claim held by the purchasers, assignees or other transferees of receivables in any securitization transaction will be included in the computation of consolidated interest expense.

The new credit facility provides for customary affirmative and negative covenants, with certain exceptions and baskets. These affirmative and negative covenants include (i) delivery of financial statements and other reports; (ii) delivery of compliance certificates; (iii) delivery of notices of default, changes in debt ratings, material litigation, material governmental and environmental proceedings, material changes in accounting practices or material changes in financial reporting practices and attestation reports concerning internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and other material adverse changes; (iv) material compliance with laws (including environmental laws and ERISA matters) and material contractual obligations; (v) payment of obligations; (vi) maintenance of insurance and properties; (vii) inspection rights;

(viii) limitation on liens securing debt other than certain permitted liens; (ix) limitations on transfer of assets; (x) provided that financial covenants are complied with, no limitation on unsecured indebtedness; (xi) provided that the financial covenants are complied with and no default would result from such payment, no limitation on dividends or distributions, or purchase or redemption of capital stock; (xii) limitation on mergers and consolidations subject to mutually agreeable exceptions, provided no occurrence of an event of default or incipient default; (xiii) limitation on lines of business to the principal line of business as it exists on the initial funding date and complementary lines of businesses (subject to a restriction that a material portion of the business of Republic and its subsidiaries, taken as a whole, shall not relate to hazardous waste); (xiv) limitation on burdensome agreements; (xv) limitation on secured debt; (xvi) limitation on loans, investments and acquisitions, which shall be generally permitted subject to compliance with financial covenants and absence of resulting default or event of default; and (xvii) limitation on transactions with affiliates.

The new credit facility contains customary events of default with certain thresholds. These events of default include (i) nonpayment of principal, interest, fees or other amounts, (ii) violation of covenants (with cure periods as applicable), (iii) inaccuracy of representations and warranties, (iv) cross-default to other material indebtedness, (v) bankruptcy and other insolvency events, (vi) material judgments, (vii) ERISA matters, (viii) actual or asserted invalidity by Republic or any of its subsidiaries of any loan documentation, and (ix) change of control.

The new credit facility contains other customary provisions acceptable to the administrative agent, the lenders and Republic.

The initial funding of the new credit facility is subject to the satisfaction of a number of conditions, including the following:

•	The closing of the merger having occurred on or before May 15, 2009.

•	The merger agreement and all other agreements, instruments and documents relating to the merger shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived in a manner that is materially adverse to the lenders (as determined by the arrangers in their sole discretion), in each case without the prior written consent of the arrangers. The merger shall have been or will be on the funding date consummated in accordance with the terms thereof, including, to the extent required by the merger agreement, in compliance with applicable law and regulatory approvals.

•	Receipt by the administrative agent within a reasonable time prior to the funding date of (x) interim or, in the case of any fiscal year occurring after the closing date, audited financial statements of each of Republic and Allied and their respective subsidiaries dated as of the end of the most recent fiscal quarter or fiscal year end, as the case may be, preceding the funding date for which financial statements are available or are required to be filed with the Securities and Exchange Commission, which financial statements shall be substantially consistent with, and not materially worse than, the unaudited financial statements for each of Republic and Allied dated as of March 31, 2008, and (y) pro forma consolidated financial statements of Republic and its subsidiaries giving effect to the acquisition as of the date of such interim or audited statements which are consistent in all material respects with the pro forma consolidated financial statements provided on or before the funding date and reflect synergies reasonably satisfactory to the arrangers and administrative agent of at least $150 million.

•	On a pro forma basis after giving effect to the merger, the ratio of (a) the total debt, minus Restricted Cash ; to (b) the consolidated EBITDA for the trailing four quarters most recently ended, or if such period ended no less than 30 days immediately prior to the closing of the merger, for the immediately prior trailing four quarters, does not exceed 3.50 to 1.00.

•	(x) The capital structure of Republic and each of the subsidiary guarantors (after giving effect to the merger and related transactions) shall be as described in the pro forma financial statements described above, and (y) the amount, tenor, ranking and other terms and conditions of any other equity and debt financings occurring in connection with the acquisition not previously disclosed to the administrative agent will be reasonably satisfactory to it, it being agreed that the indebtedness of Republic under its existing indentures, and the indebtedness of Allied Waste North America, Inc. and Browning-Ferris

Industries, Inc. (each, a wholly-owned subsidiary of Allied) under their respective indentures may rank pari passu with such parties’ obligations under the new credit facility.

•	Since December 31, 2007, there shall not have been any event, occurrence or development (including as a result of the continuation of any existing condition) that has had or could reasonably be expected to have a material adverse effect (defined below) with respect to Republic or Allied. For purposes of the initial funding conditions under the new credit facility, the term “material adverse effect” means, with respect to Republic or Allied, any change, event or occurrence that has a material adverse effect on the assets and liabilities (taken as a whole), financial condition or business of that party and of its subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event or occurrence resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a material adverse effect: (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (ii) changes in general legal, tax, regulatory, political or business conditions in the jurisdictions in which that party or any of its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (iii) general market or economic conditions in the industry in which that party or any of its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (iv) actions contemplated by the merger agreement (but, excluding from the definition of the merger agreement for the purposes of this definition, any amendments or waivers of any terms or conditions thereof); (v) the negotiation, execution, announcement, pendency or performance of the merger agreement or the transactions contemplated thereby, the consummation of the transactions contemplated by the merger agreement or any public communications by that party or any of its subsidiaries regarding the merger agreement or the transactions contemplated by the merger agreement, including, in any such case, the impact thereof on relationships, contractual or otherwise, with lenders, investors, venture partners or employees (provided that a negative impact on relationships with customers or vendors, taken as a whole, may be taken into account in determining whether a material adverse effect has occurred); (vi) changes after the date of the merger agreement in applicable United States or foreign, federal, state or local law or interpretations thereof (provided that such changes do not affect that party and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (vii) changes in generally accepted accounting principles or the interpretation thereof; (viii) any action taken pursuant to or in accordance with the merger agreement or at the request or with the consent of Republic (in the case of Allied) or Allied (in the case of Republic) (it being agreed that Republic will not request that Allied or any subsidiary take any action prohibited by clauses (i)-(vi) of Section 6.01(a) of the merger agreement without the prior written consent of the administrative agent); (ix) any failure by that party to meet any projections, guidance, estimates, forecasts or milestones or financial or operating predictions for or during any period ending (or for which results are released) on or after the date of the merger agreement (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a material adverse effect has occurred); (x) any action, arbitration, proceeding, litigation or suit arising from or relating to the merger or the transactions contemplated by the merger agreement; (xi) a decline in the price of that party’s common stock (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a material adverse effect has occurred); (xii) labor conditions in the industry in which that party and its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and (xiii) any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the merger agreement (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and provided, in the event any such change, event or occurrence identified in clause (i), (ii), (iii), (vi), (xii) or (xiii) does adversely affect a party or any of its subsidiaries in a materially disproportionate manner (after giving effect to the impact of such change, event or occurrence at the level of impact generally experienced by other companies operating in the same industry), such change, event or occurrence shall be considered in determining whether a material adverse effect has occurred only to the extent of the disproportionate impact on the party and its subsidiaries, taken as a whole. This is substantially the same meaning that has been given to the term “material adverse effect” in the merger agreement.

•	Receipt of all governmental, stockholder and third party consents and approvals necessary in connection with the merger and other transactions contemplated by the new credit facility, except to the extent the failure to receive such consent or approval could not reasonably be expected to have a material adverse effect with respect to Republic and its subsidiaries (including Allied and its subsidiaries), taken as a whole. Expiration of all applicable waiting periods under the Hart-Scott-Rodino Act and other anti-trust laws without any action being taken by any authority that (i) would require a regulatory divestiture (as defined in the merger agreement) that could reasonably be expected to cause a failure of Republic to meet its financial covenants under the new credit facility, or (ii) could restrain, prevent or impose any other material adverse conditions that reasonably could be expected to have a material adverse effect on Republic and its subsidiaries (including Allied and its subsidiaries), taken as a whole, or the merger. No law or regulation shall be applicable to Republic and its subsidiaries or Allied and its subsidiaries which in the reasonable judgment of the administrative agent could have a material adverse effect on Republic and its subsidiaries (including Allied and its subsidiaries), taken as a whole.

•	The absence of any action, suit, investigation or proceeding, pending or threatened in writing, in any court or before any governmental authority (a) that could reasonably be expected to restrain or prevent the merger or any of the transactions contemplated by new credit facility or the performance by Republic and its subsidiaries (including Allied and its subsidiaries) of their respective obligations under the documentation for the new credit facility or (b) involving any of Republic and its subsidiaries (including Allied and its subsidiaries) that could reasonably be expected to result in a material adverse effect on Republic and its subsidiaries (including Allied and its subsidiaries), taken as a whole.

•	The administrative agent shall have received evidence reasonably satisfactory to it that concurrently with the closing of the merger, indebtedness of Allied that is to be repaid on the funding date is paid in full, the related credit facilities are terminated and any liens securing such indebtedness and facilities (including any liens securing the Allied indentures) have been terminated and released or that adequate measures have been or concurrently with the initial funding are being taken to terminate such documentation and release such liens.

•	The arrangers shall have received satisfactory confirmation not more than 30 days prior to the funding date that the senior unsecured debt of Republic (after giving effect to the merger), will be rated either (i) BBB- or better by Standard & Poor’s and Ba1 or better by Moody’s, or (ii) Baa3 or better by Moody’s and BB+ or better by S&P.

•	The administrative agent shall have received reasonably satisfactory opinions of counsel to Republic and the subsidiary guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the new credit facility) and such corporate resolutions, certificates and other documents as the administrative agent shall reasonably require.

•	The administrative agent shall have received evidence satisfactory to it that, as of the funding date, there shall be an effective amendment to the existing credit facility that (w) adds pari passu guaranties of the obligations thereunder from the guarantors (with the guarantees from Allied guarantors to become effective the day after the funding date), (x) amends the pricing under the existing credit facility to match the pricing of the new credit facility, (y) amends the leverage ratio maintenance covenant therein to conform to the levels applicable to the new credit facility, and (z) amends such other matters as the administrative agent may reasonably determine for the purpose of making the terms of Republic’s existing credit facility consistent with the terms of the new credit facility (other than the maturity date thereof).

•	All accrued fees and expenses of the administrative agent, the arrangers and the lenders required to be paid on or before the funding date (including the reasonable fees and expenses of counsel for the administrative agent) shall have been paid.

THE COMPANIES

Republic Services, Inc.

Republic’s principal executive offices are located at 110 S.E. 6th Street, 28th Floor, Fort Lauderdale, Florida 33301.

Republic is a leading provider of services in the domestic non-hazardous solid waste industry with reported revenues of approximately $3.2 billion and $3.1 billion for the years ended December 31, 2007 and 2006, respectively. Republic provides non-hazardous solid waste collection services for commercial, industrial, municipal and residential customers through 136 collection companies in 21 states. Republic also owns or operates 93 transfer stations, 58 solid waste landfills and 33 recycling facilities. As of June 30, 2008, Republic’s operations were organized into four regions whose boundaries may change from time to time: Eastern, Central, Southern and Western. During the three months ended March 31, 2008, Republic consolidated its then Southwestern Region operations into its Western Region. Each region is organized into several operating areas and each area contains multiple operating locations. Each of Republic’s regions and substantially all of its areas provide collection, transfer, recycling and disposal services. Republic believes that this organizational structure facilitates the integration of its operations within each region, which is a critical component of its operating strategy. Republic’s presence in high growth markets throughout the Sunbelt, including California, Florida, Georgia, Nevada, North Carolina, South Carolina and Texas, and in other domestic markets that have experienced higher than average population growth during the past several years, supports its internal growth strategy. Republic believes that its presence in these markets positions the company to experience growth at rates that are generally higher than the industry’s overall growth rate.

This document incorporates important business and financial information about Republic from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 158.

Allied Waste Industries, Inc.

Allied’s executive offices are located at 18500 North Allied Way Phoenix, Arizona 85054.

Allied is the country’s second largest non-hazardous, solid waste management company with reported revenues of approximately $6.1 billion and $5.9 billion for the years ended December 31, 2007 and 2006, respectively. Allied provides collection, transfer, recycling and disposal services for more than 8 million residential, commercial and industrial customers. Allied serves its customers through a network of 291 collection companies, 161 transfer stations, 160 active landfills and 53 recycling facilities in 123 markets within 37 states and Puerto Rico. Its operating model is based on being vertically integrated in the markets it serves, which means Allied provides collection, transport and disposal (landfill) to its customers. To the extent that it is economically beneficial, Allied disposes of collected waste volumes within company-owned landfills (referred to as internalization). By providing end-to-end services for the entire waste management process, Allied has greater control over the waste flow into its landfills and, therefore, can provide greater control and stability over the cash flows associated with its business. Allied’s operations are national in scope, but the physical collection and disposal of waste is very much a local business, therefore, the dynamics and opportunities differ in each of its markets. By combining local operating management with standardized business practices, Allied believes it can drive greater overall operating efficiency across the company, while maintaining day-to-day operating decisions at the local level, closest to the customer. Allied facilitates the implementation of this strategy through an organizational structure that groups its operations within a corporate, region and district structure. Allied believes this structure allows it to maximize the growth opportunities in each of its markets and allows it to operate the business efficiently, while maintaining effective controls and standards over operational and administrative matters, including financial reporting.

This document incorporates important business and financial information about Allied from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 158.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Agreement and Plan of Merger, dated as of June 22, 2008, as amended on July 31, 2008, among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc., which is referred to as the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified in its entirety by reference to the complete merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not this summary or any other information contained in this joint proxy statement/prospectus. All stockholders of Republic and Allied are urged to read the merger agreement carefully and in its entirety.

Structure of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, RS Merger Wedge, Inc., a wholly owned subsidiary of Republic, that was formed for the purpose of the merger, will be merged with and into Allied with Allied surviving the merger and becoming a wholly owned subsidiary of Republic. Immediately following the merger, Republic will continue to be named “Republic Services, Inc.” and will be the parent company of Allied. Accordingly, after the effective time of the merger, shares of Allied common stock will no longer be publicly traded.

Closing and Effective Time of the Merger

The closing will occur as soon as practicable, but in no event later than two business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived, unless Republic and Allied agree to a different date. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later time as may be agreed upon by Republic and Allied and as specified in the certificate of merger. See “ — Conditions to Completion of the Merger” beginning on page 119 for a more complete description of the conditions that must be satisfied or waived before closing.

Merger Consideration

Allied Stockholders.  As a result of the merger, at the effective time, Allied stockholders will be entitled to receive .45 shares of Republic common stock for each share of Allied common stock that they own. The number of shares of Republic common stock delivered in respect of each share of Allied common stock in the merger is referred to as the exchange ratio. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective time of the merger. Republic will not issue any fractional shares of Republic common stock pursuant to the merger. Instead, Allied stockholders will be entitled to receive cash for any fractional shares of Republic common stock that they otherwise would have received pursuant to the merger (after aggregating all shares held) as described below. The Republic common stock received based on the exchange ratio, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “Fractional Shares” below.

Republic Stockholders.  Republic stockholders will continue to own their existing shares of Republic common stock after the merger. Each share of Republic common stock will represent one share of common stock in the combined company. Republic stockholders should not send in their stock certificates in connection with the merger.

Fractional Shares.  Republic will not issue fractional shares of Republic common stock in the merger. All fractional shares of Republic common stock to which a holder of shares of Allied common stock would otherwise be entitled as a result of the merger will be aggregated. For any fractional share that results from such aggregation, the exchange agent will pay the holder an amount of cash, without interest, equal to the fraction of a share of Republic common stock to which the Allied stockholder would otherwise have been entitled to receive pursuant to the merger multiplied by the closing sale price of a share of Republic common stock on the NYSE on the first trading day immediately following the effective time. Republic shall deposit with the exchange agent the funds required to make sure cash payments when and as needed.

Exchange of Shares

Before the effective time, Republic and Allied will appoint an exchange agent to handle the exchange of Allied common stock pursuant to the merger for Republic common stock and the payment of cash in lieu of fractional shares of Republic common stock. Promptly after the effective time (but in any event within five business days), the exchange agent will send to each holder of Allied common stock a letter of transmittal for use in the exchange and instructions explaining how to surrender stock certificates or transfer uncertificated shares of Allied common stock to the exchange agent. Holders of Allied common stock that surrender their stock certificates or transfer their uncertificated shares to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Allied stockholders should not return stock certificates with the enclosed proxy card.

After the effective time, holders of unexchanged shares of Allied common stock will not be entitled to receive any dividends or other distributions payable by Republic after the closing until their shares of Allied common stock are surrendered. However, once those shares are surrendered, Republic will pay the holder, without interest, any dividends with a record date after the effective time that were previously paid to Republic stockholders or are payable at the time the shares of Allied common stock are surrendered.

Allied Options, Other Equity-Based Awards and Convertible Debentures

At the effective time of the merger, each outstanding option issued by Allied to purchase shares of Allied common stock which is referred to as an Allied option, will be converted into an option to purchase shares of Republic common stock on the same terms and conditions as were applicable before the merger (but taking into account any acceleration of vesting of Allied options in connection with the merger) except that each option will allow the holder thereof to purchase a number of shares of Republic common stock equal to (1) the number of shares of Allied common stock subject to the Allied option before the completion of the merger multiplied by (2) .45, which is the exchange ratio, rounded to the nearest whole share. In addition, at the effective time of the merger, each Allied option that has been converted into an option to purchase shares of Republic common stock will have an exercise price per share equal to (1) the exercise price per share of Allied common stock purchasable pursuant to the Allied option before the completion of the merger divided by (2) .45, which is the exchange ratio, rounded to the nearest whole cent.

At the effective time of the merger, each outstanding restricted share of Allied common stock, which is referred to as an Allied restricted common share, and each outstanding deferred stock unit and restricted stock unit relating to Allied common stock issued by Allied, which are referred to as an Allied deferred stock unit and Allied restricted stock unit, respectively, will become a restricted share, deferred stock unit or restricted stock unit, respectively, of Republic with appropriate adjustments made to the number of shares subject to the award based on the exchange ratio. The awards otherwise will be on the same terms and conditions as were applicable before the merger (taking into account any acceleration of vesting of Allied restricted shares, deferred stock units and restricted stock units in connection with the merger).

In April 2004, Allied issued $230 million of 4.25% senior subordinated convertible debentures due 2034. The debentures are convertible into 11.3 million shares of Allied common stock at a conversion price of $20.43 per share. Each convertible debenture outstanding immediately prior to the effective time will, following the merger, remain outstanding and cease to be convertible into Allied common stock and the holder of such convertible debenture will become entitled to receive, upon conversion thereof, Republic common stock that such holder would have received in the merger if such holder had converted the holder’s debenture to Allied common stock immediately prior to the merger.

Listing of Republic Stock

Republic has agreed to use its best efforts to cause the shares of Republic common stock to be issued in connection with the merger to be approved for listing on the NYSE. The approval for listing of these shares on the NYSE is a condition to the obligations of Republic and Allied to complete the merger, subject only to official notice of issuance. Republic will continue to use the trading symbol “RSG” for the shares of Republic common stock issuable to the Allied stockholders in the merger.

New Republic Governance Structure After the Merger

Republic and Allied have agreed on a governance structure for Republic following the completion of the merger, referred to as the New Republic Governance Structure, as further described below.

Republic Board of Directors

•	During the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the third annual meeting of Republic stockholders held after the effective time, referred to as the Continuation Period:

•	the Republic board of directors must have a “Continuing Republic Committee,” consisting solely of five Continuing Republic Directors, defined as directors who are either (1) members of the Republic board of directors prior to the effective time of the merger, determined by the Republic board of directors to be “independent” of Republic under the rules of the NYSE and designated by Republic to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Republic Committee;

•	the Republic board of directors must have a “Continuing Allied Committee,” consisting solely of five Continuing Allied Directors, defined as directors who are either (1) members of the Allied board of directors prior to the effective time of the merger, determined by the Allied board of directors to be “independent” of Allied and Republic under the rules of the NYSE and designated by Allied to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Allied Committee;

•	the Republic board of directors must be comprised of eleven members, consisting of (1) the Chief Executive Officer of Republic, (2) five Continuing Allied Directors, and (3) five Continuing Republic Directors; provided that, notwithstanding the foregoing, after the Initial Continuation Period, the size of the Republic board of directors may be increased by the affirmative vote of a majority of the board of directors;

•	at each meeting of the Republic stockholders during the Continuation Period at which directors are to be elected, (1) the Continuing Republic Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Republic Directors to be elected at such meeting, and (2) the Continuing Allied Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Allied Directors to be elected at such meeting; and

•	all directors nominated or appointed by the Continuing Republic Committee or the Continuing Allied Committee, as the case may be, must be “independent” of Republic for purposes of the rules of the NYSE, as determined by a majority of the persons making the nomination or appointment.

•	In addition, during the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the second annual meeting of Republic stockholders held after the effective time, referred to as the Initial Continuation Period: (1) if any Continuing Republic Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Republic Committee; and (2) if any Continuing Allied Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Allied Committee.

Committees of the Republic Board of Directors

•	Other than the Continuing Republic Committee and the Continuing Allied Committee:

•	during the Continuation Period, each committee of the Republic board of directors must be comprised of five members, consisting of three Continuing Republic Directors and two Continuing Allied Directors;

•	the initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the Republic board of directors as of the effective time of the merger will be, in each case, the Continuing Republic Director who was the chairman of such committee immediately prior to the effective time of the merger; and

•	each Continuing Republic Director and Continuing Allied Director serving on the Audit Committee, the Nominating and Corporate Governance Committee or the Compensation Committee of the Republic board of directors must qualify as “independent” under the rules of the NYSE and, as applicable, the rules of the SEC.

Amendments to the Republic Bylaws

In connection with the merger, the Republic bylaws will be amended and restated as of the effective time in the form attached to this joint proxy statement/prospectus as Annex B in order to facilitate the implementation of the New Republic Governance Structure, as well as to revise certain other provisions of the Republic bylaws as agreed to by Republic and Allied.

Future Amendments to New Republic Governance Structure

During the Continuation Period, the Republic board of directors may amend, alter or repeal any provisions included in the Republic bylaws relating to the New Republic Governance Structure only upon the affirmative vote of directors constituting at least seven members of the Republic board of directors, referred to as the required number. In the event that the size of the Republic board of directors is increased after the Initial Continuation Period as described above, the required number will be increased by one for each additional director position created.

Representations and Warranties

The merger agreement contains a number of substantially reciprocal representations and warranties made by and to Republic and RS Merger Wedge, Inc., on the one hand, and Allied, on the other hand. The assertions embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations as agreed by Republic and Allied in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocation of risk between the respective parties rather than establishing matters as facts. For the forgoing reasons, you should not rely on the representations and warranties as statements of factual information. Representations made by and to Republic and RS Wedge, Inc., on the one hand, and Allied, on the other hand, in the merger agreement relate to, among other things:

•	due incorporation, good standing and qualification;

•	ownership of subsidiaries;

•	capitalization;

•	corporate authority to enter into the merger agreement and complete the merger;

•	approval and adoption of the merger agreement and related matters by each party’s board of directors;

•	required stockholder vote to (1) adopt the merger agreement, in the case of Allied, and (2) approve the issuance of shares of Republic common stock in connection with the merger, in the case of Republic;

•	required consents and filings with government entities;

•	absence of any breach of organizational documents, laws and agreements as a result of the merger;

•	accuracy and sufficiency of documents filed with the SEC;

•	conformity of the financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of Republic and Allied, respectively;

•	absence of undisclosed liabilities;

•	sufficiency of internal controls;

•	information supplied for use in this joint proxy statement/prospectus;

•	since December 31, 2007, conduct of business in ordinary and usual course and absence of any material adverse event, change, effect or development;

•	tax matters and tax treatments;

•	employee benefits plans and labor matters;

•	absence of material pending or threatened legal proceedings;

•	compliance with laws, regulations and court orders;

•	material contracts;

•	intellectual property matters;

•	real estate matters;

•	absence of any obligation to pay brokers’ or other similar fees;

•	receipt of opinions from financial advisors;

•	environmental matters; and

•	inapplicability of Delaware takeover statutes to the merger.

Significant portions of the representations and warranties of Allied and Republic are qualified as to “materiality” or “material adverse effect.” For the purpose of the merger agreement, a material adverse effect means, when used in connection with Republic or Allied, any change, event, or occurrence that has a material adverse effect on the assets and liabilities (taken as a whole), financial condition or business of that party and of its subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event or occurrence resulting or arising from the following, shall constitute or shall be considered in determining whether there has occurred, a material adverse effect:

(i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry);

(ii) changes in general legal, tax, regulatory, political or business conditions in the jurisdictions in which that party or any of its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry);

(iii) general market or economic conditions in the industry in which that party or any of its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry);

(iv) actions contemplated by the parties in connection with the merger agreement;

(v) the negotiation, execution, announcement, pendency or performance of the merger agreement or the transactions contemplated thereby, the consummation of the transactions contemplated by the merger agreement or any public communications by the other party regarding the merger agreement or the transactions contemplated thereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with lenders, investors, venture partners or employees (provided that a negative impact on relationships with customers or vendors, taken as a whole, may be taken into account in determining whether a material adverse effect has occurred);

(vi) changes after the date of the merger agreement in applicable United States or foreign, federal, state or local Law or interpretations thereof (provided that such changes do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and provided, further, that this exception will not affect the representations and warranties concerning the absence of any breach of any agreement as a result of the merger made by either party;

(vii) changes in generally accepted accounting principles or the interpretation thereof;

(viii) any action taken pursuant to or in accordance with the merger agreement or at the request or with the consent of the other party;

(ix) any failure by that party to meet any projections, guidance, estimates, forecasts or milestones or financial or operating predictions for or during any period ending (or for which results are released) on or after the date thereof (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a material adverse effect has occurred);

(x) any proceeding arising from or relating to the merger or the transactions contemplated by the merger agreement;

(xi) a decline in the price of that party’s common stock (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a material adverse effect has occurred);

(xii) labor conditions in the industry in which that party or any of its subsidiaries operates (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and

(xiii) any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the merger agreement (provided that such conditions do not affect that party or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and provided, in the event any such change, event or occurrence identified in subsections (i), (ii), (iii), (vi), (xii) or (xiii) does adversely affect a party or its subsidiaries in a materially disproportionate manner (after giving effect to the impact of such change, event or occurrence at the level of impact generally experienced by other companies operating in the same industry), such change shall be considered in determining whether a material adverse effect has occurred only to the extent of the disproportionate impact on the party and its subsidiaries, taken as a whole.

The representations and warranties in the merger agreement do not survive the completion of the merger or the termination of the merger agreement.

Conduct of Business by Republic and Allied

Each of Republic and Allied has undertaken a separate covenant that places restrictions on it and its subsidiaries conduct of business until the effective time or, if earlier, the date the merger agreement is terminated. In general, each of Republic and Allied is required to and shall cause its subsidiaries to conduct their respective businesses in the ordinary and usual course of business. An action is taken in the “ordinary and usual course of business” of a person if such action is in the ordinary course of business and consistent with the past practices of such person or consistent with reasonable practices in the industry in which such person operates. The companies have also agreed to certain specific restrictions which (subject to exceptions described in the merger agreement) are substantially, but not entirely, reciprocal, because, in a number of instances, an action is applicable to only one of the companies by nature. Certain of the activities that each company has agreed not to do, and to cause its subsidiaries not to do, without the prior consent of the other (which shall not be unreasonably withheld, conditioned or delayed), are as follows:

•	declare, set aside or pay any dividends, except for regular quarterly cash dividends not in excess of $.19 per share, in the case of Republic common stock, or redeem, purchase or otherwise acquire any shares of its capital stock or options or any other rights to acquire shares of its capital stock;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	split, combine or reclassify its shares of capital stock;

•	authorize for issuance, issue, deliver, sell or grant (1) any shares of its capital stock, (2) any voting securities, (3) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (4) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (x) (1) the issuance of common stock upon the exercise of stock options outstanding on the date of the merger agreement or granted after the date of the merger agreement in accordance with clause (y) below, in either case in accordance with their terms on the date of the merger agreement (or on the date of grant, if later), or (2) the issuance of common stock upon the vesting of restricted stock units or deferred stock units outstanding on the date of the merger agreement or granted after the date of the merger agreement in accordance with clause (y) below, in either case in accordance with their terms on the date of the merger agreement (or on the date of grant, if later) and (y) the grant of other equity awards to non-employee directors or employees of either party or its respective subsidiaries as required pursuant to plans or agreements existing as of the date hereof or as set forth below (provided that no such award may vest as a result of the consummation of the merger):

•	issuances in the ordinary and usual course of business in connection with hires and promotions not to exceed 80,000 in the case of Republic, and 150,000 in the case of Allied;

•	following February 15, 2009, annual equity compensation grants to employees and officers not to exceed 1,100,000 stock options and 260,000 shares of restricted stock or deferred stock units in the case of Republic, and 2,600,000 stock options and 400,000 shares of restricted stock or deferred stock units in the case of Allied;

•	amend its organizational documents;

•	merge or consolidate with any person (other than with respect to either company, a subsidiary merging or consolidating with another subsidiary);

•	acquire any assets of any third party, in excess of certain dollar thresholds, other than acquisitions (1) in the ordinary and usual course of business that would not materially hinder or delay the consummation of transactions contemplated by the merger agreement and (2) pursuant to existing contractual commitments;

•	dispose of or otherwise encumber any of its assets, in excess of certain dollar thresholds, other than dispositions (1) in the ordinary and usual course of business and (2) pursuant to existing contractual commitments;

•	other than in the ordinary and usual course of business or as required pursuant to existing agreements or plans or any existing collective bargaining agreement, (1) grant to any officer or director of the party or any of its subsidiaries any material increase in compensation or fringe benefits, (2) grant to any present or former employee, officer or director of the party or any of its subsidiaries any increase in severance or termination pay or (3) enter into or amend any employment, consulting, indemnification, severance or termination agreement with any such present or former employee, officer or director;

•	except as contemplated by the merger agreement, required by law or any collective bargaining agreement, adopt any new employee benefit plan or amend any existing employee benefit plan in any material respect, or cause the acceleration of rights, benefits or payments under any benefit plan;

•	incur or guarantee any indebtedness for borrowed money, or issue any debt or make any loans or contributions to any entity, in each case except in the ordinary and usual course of business or as required by existing contractual commitments (it being understood that the refinancing of any indebtedness outstanding on the date of the merger agreement other than at its stated maturity shall not be considered in the ordinary and usual course of business);

•	enter into, renew or extend any agreement that limits or otherwise restricts Allied, Republic or any of their respective subsidiaries or affiliates from engaging or competing in any line of business or in any geographical area, or could restrict the combined company in a materially adverse manner after the effective time of the merger;

•	enter into certain collective bargaining and similar agreements;

•	change its financial accounting or tax accounting policies; and

•	make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of 110% of its existing fiscal year capital expenditures budget.

Prior to the completion of the merger, each of Republic and Allied shall exercise, consistent with the terms and conditions of the merger agreement, complete control over its and its subsidiaries’ respective operations.

Stockholder Meetings and Board Recommendations

Republic has agreed, subject to applicable law and the terms of the merger agreement (including the exceptions described below under “No Solicitation”), that it will:

•	use all commercially reasonable efforts to cause the Republic stockholder meeting to be duly called and held as soon as reasonably practicable to secure the Republic stockholder approval (as defined below);

•	cause the joint proxy statement/prospectus to contain the recommendation of the Republic board that the Republic stockholders approve the Republic share issuance (the “Republic stockholder approval”); and

•	not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Allied such recommendation or take any other action or make any other public statement in connection with the Republic stockholders meeting inconsistent with such recommendation (any such action is a “change in Republic recommendation”).

Allied has agreed, subject to applicable law and the terms of the merger agreement (including the exceptions described below under “No Solicitation”), that it will:

•	use all commercially reasonable efforts to cause the Allied stockholder meeting to be duly called and held as soon as reasonably practicable to secure the Allied stockholder approval (as defined below);

•	cause the joint proxy statement/prospectus to contain the recommendation of the Allied board that the Allied stockholders approve the adoption of the merger agreement (the “Allied stockholder approval”); and

•	not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Republic such recommendation or take any other action or make any other public statement in connection with the Allied stockholders meeting inconsistent with such recommendation (such action is a “change in Allied recommendation”).

Subject to the exceptions described below under “No Solicitation” and applicable law, Republic and Allied agreed to use commercially reasonable efforts to cause each party’s stockholders meeting to be held on the same date.

No Solicitation

Each of Republic and Allied has agreed that it will not, and that it will cause its subsidiaries not to, and that it will direct and cause its and its subsidiaries’ representatives not to, directly or indirectly, initiate, solicit or otherwise knowingly encourage or facilitate any inquiries or the making by any third party of any proposal or offer with respect to a purchase, merger, reorganization, share exchange, consolidation, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization or similar transaction involving 20% or more of the consolidated total revenues or assets of such party (including by means of a transaction with respect to securities of such party or its subsidiaries) or 20% or more of the outstanding shares of common stock of such party. Any such proposal or offer, other than with respect to a transaction permitted by the covenants described above under “Conduct of Business by Republic and Allied,” is referred to in this joint proxy statement/prospectus as an “acquisition proposal.”

Each of Republic and Allied has further agreed that it will not, and that it will cause its subsidiaries not to, and that it will direct and cause its and its subsidiaries, representatives not to, in each case except as permitted below:

•	engage in any negotiations or discussions with, or provide any confidential information or data to, any third party relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•	execute or enter into, or publicly propose to accept or enter into, or publicly propose to accept or enter into an agreement with respect to an acquisition proposal, including a letter of intent, agreement in principle, option agreement, merger agreement, acquisition agreement or other agreement (whether binding or not) in furtherance of an acquisition proposal (other than a confidentiality agreement to the extent permitted as described below).

Notwithstanding the restrictions described above, neither Republic nor Allied is prohibited from:

•	complying with Rule 14d-9 or Rule 14e-2 under the Securities Exchange Act of 1934;

•	engaging in negotiations or discussions with or, subject to certain restrictions, providing confidential information to, a third party who has made an unsolicited bona fide written acquisition proposal, but in each case only if:

•	the Republic stockholder approval or the Allied stockholder approval, as applicable, has not yet been obtained;

•	such party is in compliance with the provisions described under this section;

•	the board of directors of such party determines in good faith (after consultation with its financial advisor of national reputation and outside legal counsel) that the relevant acquisition proposal constitutes, or could be reasonably expected to lead to, a superior proposal, as defined below;

•	effecting a change in recommendation in respect of an acquisition proposal, but only if, prior to taking such action:

•	the Republic stockholder approval or the Allied stockholder approval, as applicable, has not yet been obtained;

•	such party is in compliance with the provisions described under this section;

•	the board of directors of such party has determined in good faith (after consultation with its financial advisor and outside legal counsel), that such acquisition proposal constitutes a superior proposal after giving effect to all of the adjustments which may be offered by the other party as described below;

•	such party has notified the other party in writing, at least four business days in advance of such change in recommendation (which period will be extended by an additional two business days following any change in financial terms or other material terms of the relevant acquisition proposal) that it is considering taking such action, specifying the material terms and conditions of such superior proposal and the identity of the person making such superior proposal and delivering certain required information to the other party; and

•	during such four business day period (as extended, if applicable), such party has negotiated, and made its financial and legal advisors available to negotiate, with the other party should the other party elect to propose adjustments in the terms and conditions of the merger agreement such that, after giving effect to such amendments, such acquisition proposal no longer constitutes a superior proposal.

•	effecting a change in recommendation other than in respect of an acquisition proposal, but only if, prior to taking such action:

•	the Republic stockholder approval or the Allied stockholder approval, as applicable, has not yet been obtained;

•	the board of directors of such party determines in good faith (after consultation with outside legal counsel) that failure to make a change of recommendation would be inconsistent with its fiduciary duties under applicable law;

•	such party has notified the other party in writing, at least four business days in advance of such change in recommendation that it is considering taking such action, specifying in reasonable detail the reasons therefor; and

•	during such four business day period, such party has negotiated, and made its financial and legal advisors available to negotiate, with the other party should the other party elect to propose adjustments in the terms and conditions of the merger agreement such that, after giving effect to such amendments, such party shall have determined in good faith after consultation with outside counsel not to effect a change in recommendation.

The term “superior proposal” means a bona fide written acquisition proposal with respect to a party that the board of directors of such party concludes in good faith, after consultation with financial advisors of national reputation and outside legal counsel is (i) more favorable to the stockholders of the party receiving the proposal than the merger, taking into account all terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation, long-term strategic considerations and other factors deemed relevant by such board of directors, as the case may be and (ii) reasonably capable of being completed on a timely basis; provided that for purposes of this definition, “acquisition proposal” has the meaning set forth above, except that “50%” shall be substituted for “20%” in the definition thereof.

Each of Republic and Allied is required to notify the other party promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and providing, promptly and in any event within 24 hours of receipt thereof, a copy of all documentation setting forth the terms of any such inquiry, proposal or offer, and thereafter is required to keep the other party informed, on a reasonably current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations (including by delivering any further documentation of the type referred to above).

Each of Republic and Allied has agreed to terminate any discussions or negotiations with any person that began before the date of the merger agreement.

If either party effects a change in recommendation, the other party will have the option, the stockholder vote option, exercisable within ten business days after such change in recommendation, to cause the applicable board of directors of the changing party to submit the merger agreement to its stockholders for the purpose of adopting the merger agreement notwithstanding the change in recommendation. If the other party exercises the stockholder vote option, it will not be entitled to terminate the merger agreement as a result of the change in recommendation. If the other party fails to exercise the stockholder vote option, the changing party must terminate the merger agreement within ten business days of the expiration of the stockholder vote option. See the “Termination of the Merger Agreement” and “Termination Fees” sections below.

Each of Republic and Allied agreed that any violations of the restrictions described under this section by any of its respective representations or any of its respective subsidiaries will be deemed to be a breach of such provisions by such party.

Efforts to Consummate

Subject to the terms and conditions of the merger agreement, Republic and Allied have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the merger and the other transactions contemplated by the merger agreement, including obtaining all necessary actions or nonactions, waivers or consents from governmental entities, the making or agreeing to any Regulatory Divestitures (as defined below), the defending of any investigations or proceedings and filing requisite documents with governmental entities or other third parties.

Each of Republic and Allied have agreed to consult and cooperate with each other in connection with any presentations, proposals, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any party in connection with investigations or proceedings under or relating to the Hart Scott Rodino Act or any other antitrust laws. Each of Republic and Allied has further agreed to cooperate with the other and use reasonable best efforts in resolving any objections to the merger.

Notwithstanding the foregoing, nothing in the merger agreement will be deemed to require Republic or Allied or any of their respective subsidiaries to agree to take any action that would result in a “Burdensome Condition.” For purposes of merger agreement, a “Burdensome Condition” is the making of any proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (1) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Republic, Allied or their respective Subsidiaries or the holding separate of the capital stock of a Subsidiary of Allied or Republic or (2) imposing or seeking to impose any limitation on the ability of Republic, Allied or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Allied and its subsidiaries, Republic and its subsidiaries (any matter referenced in the foregoing clause (1) or (2) being a “Regulatory Divestiture”) that, in the case of (1) and (2), individually or in the aggregate would reasonably be expected to have a material adverse effect after the effective time on (a) the assets and liabilities, financial condition or business of Republic and its subsidiaries (including the surviving corporation and its subsidiaries), taken as a whole, or (b) the benefits expected to be derived by the parties on the date of the merger agreement from the combination of Republic and Allied via the merger (such combined business to be taken as a whole) in such a manner that such party would not have entered into the merger agreement in the face of such materially and adversely affected benefits. In addition, neither Republic nor Allied may enter into, consent to or acquiesce to any Regulatory Divestiture without the prior written consent of the other party.

Indemnification and Insurance

The merger agreement provides that the surviving corporation and Republic will jointly and severally indemnify, and provide advance expenses to, each person who has been at any time an officer or director of Allied or any of its subsidiaries and each person who served at the request of Allied or any of its subsidiaries as a director or officer of another corporation, partnership, joint venture, trust pension or other employee benefit plan or other enterprise (such persons called indemnified parties) against costs or expenses (including reasonable fees and expenses of counsel), judgments, fines, penalties, losses, claims, damages or liabilities that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger relating to the indemnified party’s service with or at the request of Allied, to the fullest extent permitted by applicable law.

The merger agreement requires that the constituent documents of the surviving corporation contain, and that the surviving corporation will honor, provisions regarding the elimination of liability, indemnification and advancement of expenses of the indemnified parties that are at least as favorable to the indemnified parties as those set forth in Allied’s constituent documents as of the date of the merger agreement. Such provisions cannot be amended, repealed or otherwise modified for a period of six years after the effective time of the merger.

The merger agreement also provides that for six years after the effective time of the merger, Republic will maintain directors’ and officers’ liability insurance for claims arising from facts or events occurring at or prior to the effective time of the merger, on terms no less advantageous than those in effect as of the date of the merger agreement. Republic’s obligation to provide this insurance coverage is subject to a cap of 300% of the annual premiums paid by Allied as of the date of the merger agreement for its existing insurance coverage. If Republic cannot maintain the existing or equivalent insurance coverage without exceeding the 300% cap, Republic is required to maintain the maximum amount of insurance obtainable having the terms and scope of coverage of the insurance in effect as of the date of the merger agreement that can be obtained by paying an annual premium equal to the 300% cap.

The rights of any indemnified party under such provisions of the merger agreement are in addition to any other rights such party may have under any law or contract or constituent documents of any person. The foregoing provisions of the merger agreement will survive the consummation of the merger. In the event Republic or the surviving corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Republic or the surviving corporation, as applicable, will cause proper provision to be made so that the successors and assigns of Republic or the surviving corporation, as applicable, shall assume the foregoing obligations.

Employee Benefits

The merger agreement specifies that, at least until December 31, 2008 and, for certain Allied welfare plans, March 31, 2009, the employee benefit plans of each of Allied and Republic, as in effect at the effective time, will remain in effect (including any terms, conditions and provisions contained in such plans that may apply after such dates) with respect to employees and former employees of Allied or Republic and their subsidiaries, as applicable, and the dependents of such employees covered by such plans at the effective time (the “covered employees”). If a covered employee has the right to receive a restricted stock unit grant under an Allied employee benefit plan after the effective time as a result of a deferral of a bonus made prior to the effective time, then such right to receive an Allied restricted stock unit will be converted into a right to receive a grant of Republic restricted stock units, otherwise on the same terms and conditions as applied to the right to receive such Allied restricted stock units immediately prior to the conversion.

Prior to the effective time, Allied and Republic acting in good faith will cooperate in reviewing, evaluating and analyzing the Allied employee benefit plans and the Republic employee benefit plans with a view towards developing appropriate employee benefit and compensation plans, programs and arrangements for covered employees after the effective time which, among other things, (i) will treat similarly situated covered employees on a substantially equivalent basis, taking into account all relevant factors, including duties, responsibilities, geographic location, tenure, and qualifications and (ii) will not discriminate between covered employees who at the effective time are covered by Allied employee benefit plans, on the one hand, and those covered by Republic employee benefit plans, on the other hand, and which Republic will adopt subject to customary rights to subsequently amend or terminate such plans as Republic thereafter deems appropriate (individually a “new benefit plan” and collectively the “new benefit plans”). Each new benefit plan will (i) provide all of the covered employees eligible to participate in such plans with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan or any retiree medical or other post retirement welfare plan or as would otherwise result in a duplication of benefits) for all periods of employment with Allied or Republic or any of their respective subsidiaries (or their predecessor entities) prior to the effective time, (ii) cause any pre-existing conditions or limitations, eligibility, waiting periods or required physical examinations under any new benefit plan which is a welfare plan to be waived with respect to the covered employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable covered employees participated immediately prior to the effective time and, with respect to life insurance coverage, up to the covered employee’s current level of insurability, and (iii) give the covered employees and their eligible dependents credit for the plan year in which the effective time (or the date of commencement of participation in such new benefit plan) occurs towards applicable deductibles and annual out of pocket limits for expenses incurred prior to the effective time (or the date of commencement of participation in such new benefit plan).

The merger agreement also provides that at the effective time, Republic will assume the employment agreements and change in control agreements to which Allied or any Allied subsidiary is a party, unless such agreements are superseded by new arrangements pursuant to an agreement executed by Republic and the relevant employee. Republic will offer to each individual with a title of senior vice president or higher of Allied the ability to enter into an agreement in form and substance agreed to by Republic and Allied prior to the effective time. Republic also agreed to amend Republic’s employee stock purchase plan so that Allied employees will have the right to make purchases under this plan effective as soon as possible, but in no event later than the first purchase period after the effective time.

From and after the effective time, Republic will honor all accrued and vested benefit obligations to and contractual rights of current and former employees of Allied and Republic and their respective subsidiaries under the Allied employee benefit plans or Republic employee benefit plans, as applicable, to the extent accrued and vested as of the effective time.

Financing and Ratings

Republic has agreed to use its best efforts to take, cause to be taken, all things necessary, proper or advisable to arrange and consummate the financing necessary to provide immediately available funds sufficient to refinance certain of Republic’s and Allied’s debt.

Republic acknowledged and agreed that the consummation of the merger is not conditioned upon receipt by Republic or any of its affiliates of the proceeds of the debt financing described above.

Each of Allied and Republic agreed to use its respective best efforts to not do, and to not cause or permit to be done, anything that would reasonably be expected to cause the rating agency condition to the completion of the merger to not be satisfied and each also agreed to use its respective best efforts to take any actions necessary (subject to the other’s consent if required by the merger agreement as described above in “ — Conduct of Business by Republic and Allied”) to ensure that the rating agency condition to the completion of the merger is satisfied. See “ — Conditions to Completion of the Merger” below.

Certain Other Covenants

The merger agreement contains additional covenants, most of which are mutual, including, among other things, agreements by each party to:

•	prepare the Form S-4 and joint proxy statement/prospectus;

•	provide reasonable access to information subject to a confidentiality agreement;

•	use reasonable best efforts to consummate the merger and the other transactions;

•	consult with the other party regarding any public announcements;

•	have Republic pay any stock transfer taxes, if any, and any penalties or interest except as provided in the merger agreement;

•	take all actions reasonably necessary to cause any acquisitions or dispositions of equity securities in connection with the transactions contemplated by the merger agreement by each individual who is a director or officer of Allied to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	have Allied, Allied Waste North America, Inc. and Browning-Ferris Industries, LLC provide to the trustees under the indentures all notifications, certificates and other information required by the indentures and other documents and to release the collateral;

•	agree to notify the other party of certain events;

•	complete certain corporate governance matters as described above, under “New Republic Governance Structure After the Merger”;

•	grant approvals and take such other actions as is necessary so that the transactions may be consummated as promptly as practicable on the terms contemplated and to eliminate or minimize the effects of state takeover statutes; and

•	use reasonable best efforts to obtain the opinions referred to in the merger agreement including customary tax representation letters.

Conditions to Completion of the Merger

Each party’s obligations to effect the merger is subject to the satisfaction or waiver of mutual conditions, including the following:

•	receipt of the Republic stockholder approval and the Allied stockholder approval, in each case in accordance with Delaware law;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the merger under the HSR Act;

•	the absence of any law, temporary restraining order or preliminary or permanent injunction or other order making the merger illegal or otherwise prohibiting the consummation of the merger (collectively, “restraints”);

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Republic common stock issuable in connection with the merger; and

•	the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

Each of Republic’s and RS Merger Wedge, Inc.’s, on the one hand, and Allied’s on the other hand, obligation to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	(x) certain representations and warranties made by the other party or parties in the merger agreement regarding capitalization, authority, broker fees, the opinion of the financial advisor, takeover laws, rights plans, ownership of stock, interests in competitors, insurance and RS Merger Wedge Inc.’s operations, being true and correct in all material respects on the date of the merger agreement and as of the closing date (or, if applicable, an earlier specified date) and (y) the other representations and warranties made by the other party or parties in the merger agreement being true and correct (without giving effect to any materiality or material adverse effect qualifications and words of similar import) on the date of the merger agreement and as of the closing date (or, if applicable, an earlier specified date), except in each case where the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the party making the representation or warranty (and provided that two representations and warranties made by Allied in respect of its indebtedness must be true and correct on the closing date without any materiality qualification);

•	the performance by the other party or parties in all material respects of the covenants required to be performed by it or them at or before the effective time of the merger;

•	receipt by each of Republic and Allied of an officer’s certificate of the other party on the closing date stating that the closing conditions with respect to such other party’s representations and warranties and covenants have been satisfied; and

•	receipt by each party of an opinion of its own counsel that the merger will qualify as a tax-free reorganization.

In addition, Republic’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional condition:

•	receipt by Republic of written confirmation from the applicable credit ratings agency that, upon the consummation of the merger, the consolidated senior unsecured debt of Republic (including Allied or any Allied subsidiary to the extent an issuer under certain indentures, and after giving effect to any parent or other guarantees required by such agency) will be rated either (i) BBB- or better by Standard & Poor’s and Ba1 or better by Moody’s, or (ii) Baa3 or better by Moody’s and BB+ or better by Standard & Poor’s. As described above in “Financing and Ratings”, each of Republic and Allied has committed to use its best efforts to ensure that this closing condition is satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of Republic and Allied.

The merger agreement may also be terminated prior to the effective time of the merger by either Republic or Allied if:

•	the merger has not been completed on or before May 15, 2009 (the “outside date”), except that the right to terminate the merger agreement under this provision will not be available to any party whose breach or failure to fulfill any obligation of the merger agreement has been a principal cause of or resulted in the failure of the merger to occur on or before the outside date;

•	any restraint having the effect of making the merger illegal or otherwise prohibiting the completion of the merger becomes final and nonappealable; provided, however that the party electing to terminate pursuant to this provision will have used its reasonable best efforts to oppose any such restraint or to have such restraint vacated or made inapplicable to the merger; or

•	the Republic stockholders or Allied stockholders fail to give the necessary approvals at their special meetings or any adjournments or postponements thereof.

The merger agreement may also be terminated prior to the effective time of the merger by Republic if:

•	prior to the Allied stockholder approval, the Allied board of directors changes its recommendation to the Allied stockholders that they adopt the merger agreement unless, within ten business days, Republic requires the Allied board of directors to nevertheless submit such adoption to the Allied stockholders for approval despite such change in recommendation;

•	Allied has breached any of its representations or warranties or failed to perform in any material respect any of its covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would prevent Allied from satisfying the closing conditions of the merger agreement relating to the accuracy of the representations and warranties and/or compliance with covenants, and (ii) cannot be cured by the outside date or, if capable of being cured by that date, is not cured within 30 calendar days’ written notice to Allied; or

•	prior to the Republic stockholder approval, the Republic board of directors changes its recommendation to the Republic stockholders that they approve the Republic share issuance and, within ten business days, Allied does not require the Republic board of directors to nevertheless submit the Republic share issuance to the Republic stockholders for approval despite such change in recommendation.

The merger agreement may also be terminated prior to the effective time of the merger by Allied if:

•	prior to the Republic stockholder approval, the Republic board of directors changes its recommendation to the Republic stockholders that they approve the Republic share issuance unless, within ten business days, Allied requires the Republic board of directors to nevertheless submit the Republic share issuance to the Republic stockholders for approval despite such change in recommendation;

•	Republic has breached any of its representations or warranties or failed to perform in any material respect any of its covenants or agreements set forth in the merger agreement, and such breach or failure to perform (i) would prevent Republic from satisfying the closing conditions of the merger agreement relating to the accuracy of the representations and warranties and/or compliance with covenants, and (ii) cannot be cured by the outside date or, if capable of being cured by that date, is not cured within 30 calendar days’ written notice to Republic; or

•	prior to the Allied stockholder approval, the Allied board of directors changes its recommendation to the Allied stockholders that they adopt the merger agreement and, within ten business days, Republic does not require the Allied board of directors to nevertheless submit such adoption to the Allied stockholders for approval despite such change in recommendation.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void without any liability or obligation on the part of Republic or Allied, other than as set forth in Section 4.18 (Brokers), Section 5.18 (Brokers), the last sentence of Section 7.03 regarding information subject to the confidentiality agreement, Section 9.02(b) (remedy provision described in the last sentence of this description) and Article X (General Provisions which include, but are not limited to, fees and expenses, governing law, assignment and enforcement) of the merger agreement. Neither Republic or Allied will have any remedies against the other party arising out of or relating to a breach or termination of the merger agreement, unless such breach or termination results from the other party’s fraud or willful and material breach of the agreement, in which case all rights and remedies of the first party, at law or in equity, will be preserved.

Termination Fees

Termination Fee Payable by Republic.  Republic has agreed to pay Allied a termination fee of $200 million, and up to $50 million of Allied’s reasonable documented fees and expenses incurred in connection with the merger and the merger agreement, under any of the following circumstances:

•	if the merger agreement is terminated by Republic or Allied following the failure by Republic to obtain the Republic stockholder approval, and (1) prior to such termination, an acquisition proposal with respect to Republic has been publicly announced or made known to the Republic board of directors and (2) within 12 months of such termination, Republic enters into a binding agreement to effect an acquisition proposal or consummates an acquisition proposal; or

•	if the merger agreement is terminated by Republic or Allied following a change in the Republic recommendation, but only if (1) Allied does not require the Republic board of directors to nevertheless submit the Republic share issuance to the stockholders of Republic for approval despite such change in the Republic recommendation or (2) Allied is otherwise entitled to the payment of a termination fee and expenses under the circumstances described in the immediately preceding clause.

Termination Fee Payable by Allied.  Allied has agreed to pay Republic a termination fee of $200 million, and up to $50 million of Republic’s reasonable documented fees and expenses incurred in connection with the merger and the merger agreement, under any of the following circumstances:

•	if the merger agreement is terminated by Republic or Allied following the failure by Allied to obtain Allied stockholder approval and (1) prior to such termination, an acquisition proposal with respect to Allied has been publicly announced or made known to the Allied board of directors and (2) within 12 months of such termination, Allied enters into a binding agreement to effect an acquisition proposal or consummates an acquisition proposal; or

•	if the merger agreement is terminated by Republic or Allied following a change in the Allied recommendation, but only if (1) Republic does not require the Allied board of directors to nevertheless submit such adoption to Allied stockholders for approval despite such change in Allied recommendation or (2) Republic is otherwise entitled to the payment of a termination fee and expenses under the circumstances described in the immediately preceding clause.

Other Expenses

Except as otherwise provided above, all costs and expenses incurred in connection with the merger agreement shall be paid by the party incurring such cost and expense, whether or not the merger is consummated. Notwithstanding the foregoing, Republic and Allied shall each pay 50% of (i) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of the printing, filing and mailing of the joint proxy statement/prospectus and (ii) any and all filing fees due in connection with the filings required by or under the HSR Act.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, after the stockholders of either Republic or Allied have approved the applicable proposals set forth in this joint proxy statement/prospectus, any amendment that requires stockholder approval may not be made without that approval.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE REPUBLIC SPECIAL MEETING

The Republic board of directors is using this joint proxy statement/prospectus to solicit proxies from stockholders of Republic who hold shares of Republic common stock on the Republic record date for use at the Republic special meeting. Republic is first mailing this joint proxy statement/prospectus and accompanying form of proxy to Republic stockholders on or about October 14, 2008.

Date, Time and Place

The Republic special meeting will be held on November 14, 2008, at 1:30 p.m., Eastern time, in the Atrium on the 7th Floor of the AutoNation Building, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

Purpose of the Republic Special Meeting

At the Republic special meeting, Republic stockholders will be asked to consider and vote upon the following proposals:

•	to approve the Republic share issuance; and

•	to approve an adjournment of the Republic special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Board Recommendations

The Republic board of directors has unanimously determined that the Republic share issuance is advisable and in the best interests of Republic and its stockholders. The Republic board of directors recommends that Republic stockholders vote:

•	“FOR” the Republic share issuance; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Republic Record Date; Shares Entitled to Vote

Republic has fixed the close of business on October 6, 2008 as the record date, which is referred to as the Republic record date, for determining the Republic stockholders entitled to receive notice of and to vote at the Republic special meeting. Only holders of record of Republic common stock on the Republic record date are entitled to receive notice of and vote at the Republic special meeting, and any adjournment or postponement thereof.

Each share of Republic common stock is entitled to one vote on each matter brought before the meeting. On the Republic record date, there were approximately 182,163,533 shares of Republic common stock issued and outstanding. Shares of Republic common stock held by Republic as treasury shares and shares of Republic common stock held by its subsidiaries will not be entitled to vote.

Quorum Requirement

Under Delaware law and the Republic bylaws, a quorum of Republic stockholders at the special meeting is necessary to transact business at the special meeting of the Republic stockholders. The presence of holders representing a majority of the votes of all outstanding Republic common stock entitled to vote at the Republic special meeting will constitute a quorum for the transaction of business at the Republic special meeting.

All shares of Republic common stock represented in person or by proxy at the Republic special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum at the Republic special meeting.

Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on certain “routine” proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters, such as the Republic share issuance and are thus precluded from exercising their voting discretion with respect to the proposal to approve the Republic share issuance or the proposal to adjourn the Republic special meeting. Therefore, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares on those matters at the Republic special meeting.

Stock Ownership of Republic Directors and Executive Officers

On October 6, 2008, the Republic record date, directors and executive officers of Republic and their respective affiliates beneficially owned and were entitled to vote approximately 1,000,052 shares of Republic common stock. These shares represent approximately 0.55% of the shares of Republic common stock outstanding on the Republic record date.

Votes Required to Approve Republic Proposals

Approval of the Republic proposals to be considered at the Republic special meeting requires the vote percentages described below. You may vote for or against either or both of the proposals submitted at the Republic special meeting or you may abstain from voting.

Required Vote for Republic Share Issuance (Proposal 1)

Republic stockholders must approve the Republic share issuance under each of (1) the rules of the NYSE and (2) the Republic bylaws, as follows:

•	under the NYSE rules, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of votes cast on the proposal, provided that the total number of votes cast on the proposal represents a majority of the total number of shares of Republic common stock issued and outstanding on the record date for the Republic special meeting; and

•	under the Republic bylaws, the Republic share issuance requires the affirmative vote of holders of shares of Republic common stock representing a majority of the total number of shares of Republic common stock present, in person or by proxy at the special meeting, and entitled to vote on the proposal.

Required Vote for Adjournment of the Republic Special Meeting (Proposal 2)

Approval of an adjournment of the Republic special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal requires the affirmative vote of holders of shares of Republic common stock representing a majority of the total number of shares of Republic common stock present in person or by proxy at the special meeting and entitled to vote on the proposal.

Failure to Vote; Abstentions

If you are a Republic stockholder, any of your shares as to which you abstain will have the same effect as a vote “AGAINST” the Republic share issuance. Under the NYSE rules, any of your shares that are not voted on the Republic share issuance will not be counted to determine if holders representing a majority of the issued and outstanding shares of Republic common stock have cast a vote on that proposal, making the requirement that votes cast represent a majority of the total issued and outstanding shares of Republic common stock more difficult to meet. Any of your shares as to which you abstain or which are present and entitled to vote but not voted will have the same effect as a vote “AGAINST” approving an adjournment of the Republic special meeting.

Independent inspectors will count the votes on each proposal to be voted upon at the Republic special meeting. Your individual vote is kept confidential from Republic and Allied, unless special circumstances exist. For example, a copy of your proxy card will be sent to Republic if you write comments on the card.

Submission of Proxies

By Mail

A proxy card is enclosed for your use. To submit your proxy by mail, Republic asks that you sign and date the accompanying proxy card and, if you are a stockholder of record, return it to Broadridge Financial Solutions, Inc. as soon as possible in the enclosed postage-paid envelope or pursuant to the instructions set out in the proxy card. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying proxy is returned properly executed, the shares of Republic common stock represented by it will be voted at the Republic special meeting in accordance with the instructions contained in the proxy.

If proxies are returned properly executed without indication as to how to vote, the Republic common stock represented by each such proxy will be voted as follows: (1) “FOR” the proposal to approve the issuance of shares of Republic common stock in accordance with the terms of the merger agreement and (2) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Republic special meeting in person.

By Telephone

If you are a stockholder of record, you may also submit your proxy by telephone by dialing the toll-free telephone number on your proxy card and providing the unique control number indicated on the enclosed proxy card. Telephone proxy submission is available 24 hours a day and will be accessible until 11:59 p.m. Eastern time on November 13, 2008. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone proxy submission. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you submit your proxy by telephone, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone proxy submission.

By Internet

If you are a stockholder of record, you may also choose to submit your proxy on the Internet. The website for Internet proxy submission and the unique control number you will be required to provide are on your proxy card. Internet proxy submission is available 24 hours a day, and will be accessible until 11:59 p.m. Eastern time on November 13, 2008. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet proxy submission. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the Internet, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers Internet proxy submission.

Voting In Person

If you wish to vote in person at the Republic special meeting, a ballot will be provided at the Republic special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the Republic special meeting. If you grant a proxy in respect of your Republic shares and then attend the Republic special meeting in person, your attendance at the special meeting or at any adjournment or postponement of the special meeting will not automatically revoke your proxy. Your proxy can be revoked in one of four ways:

•	you can send a signed notice of revocation of proxy;

•	you can grant a new, valid proxy bearing a later date (including, if applicable, a proxy by telephone or through the Internet);

•	you can revoke the proxy in accordance with the telephone or Internet proxy submission procedures described in the proxy voting instructions attached to the proxy card; or

•	if you are a holder of record, you can attend the Republic special meeting (or, if the special meeting is adjourned or postponed, attend the adjourned or postponed meeting) and vote in person, which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods to revoke your proxy, you must submit your notice of revocation or new proxy to Republic’s Corporate Secretary so that it is received no later than the beginning of the Republic special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If your shares are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee. If you need assistance in changing or revoking your proxy, please contact MacKenzie Partners, Inc., toll-free at (800) 322-2885.

Solicitation of Proxies

This solicitation is made on behalf of the Republic board of directors and Republic will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals. Proxies may be solicited, without extra compensation, by Republic’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Republic has engaged MacKenzie Partners, Inc. to assist it in the distribution and solicitation of proxies at a fee of $50,000, plus expenses. Republic and Allied will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

Do not send any stock certificates with your proxy cards.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more Republic stockholders reside if they appear to be members of the same family. Each Republic stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information Republic stockholders receive and reduces mailing and printing expenses for Republic. Brokers with accountholders who are Republic stockholders may be householding Republic’s proxy materials. As indicated in the notice previously provided by these brokers to Republic stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected Republic stockholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker. Republic stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

THE ALLIED SPECIAL MEETING

The Allied board of directors is using this joint proxy statement/prospectus to solicit proxies from stockholders of Allied who hold shares of Allied common stock on the Allied record date for use at the Allied special meeting. Allied is first mailing this joint proxy statement/prospectus and accompanying form of proxy to Allied stockholders on or about October 14, 2008.

Date, Time and Place

The Allied special meeting will be held on November 14, 2008 at 11:30 a.m. Mountain time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260.

Purpose of the Allied Special Meeting

At the Allied special meeting, Allied stockholders will be asked to consider and vote upon the following proposals:

•	to adopt the merger agreement; and

•	to approve an adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Board Recommendations

The Allied board of directors has unanimously determined that the merger agreement and the merger contemplated by the merger agreement are advisable and in the best interests of Allied and its stockholders. The Allied board of directors recommends that Allied stockholders vote:

•	“FOR” the adoption of the merger agreement; and

•	“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Allied Record Date; Shares Entitled to Vote

Allied has fixed the close of business on October 6, 2008 as the record date, which is referred to as the Allied record date, for determining the Allied stockholders entitled to receive notice of and to vote at the Allied special meeting. Only holders of record of Allied common stock on the Allied record date are entitled to receive notice of and vote at the Allied special meeting, and any adjournment or postponement thereof.

Each share of Allied common stock is entitled to one vote on each matter brought before the meeting. On the Allied record date, there were approximately 433,493,501 shares of Allied common stock issued and outstanding. Shares of Allied common stock held by Allied as treasury shares and shares of Allied common stock held by its subsidiaries will not be entitled to vote.

Quorum Requirement

Under Delaware law and the Allied bylaws, a quorum of Allied stockholders at the special meeting is necessary to transact business at the special meeting of the Allied stockholders. The presence of holders representing a majority of the votes of all outstanding Allied common stock entitled to vote at the Allied special meeting will constitute a quorum for the transaction of business at the Allied special meeting.

All shares of Allied common stock represented in person or by proxy at the Allied special meeting, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum at the Allied special meeting.

Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on certain “routine” proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters, such as the adoption of the merger agreement, and are thus precluded from exercising their voting discretion with respect to the proposal to adopt the merger agreement or the proposal to adjourn the Allied special meeting. Therefore, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares on those matters at the Allied special meeting.

Stock Ownership of Allied Directors and Executive Officers

On October 6, 2008, the Allied record date, directors and executive officers of Allied and their respective affiliates beneficially owned and were entitled to vote approximately 48,876,385 shares of Allied common stock. These shares represent approximately 11.3% of the shares of Allied common stock outstanding on the Allied record date. Included in the foregoing are Allied shares owned by entities affiliated with Blackstone Capital Partners II Merchant Bank Fund L.P. (collectively, “Blackstone”), who currently have the right to nominate three of Allied’s directors and who together owned approximately 11.1% of Allied’s outstanding shares of common stock as of the Allied record date. Blackstone has agreed, in connection with any proposed business combination involving Allied, to vote their shares in the manner recommended by a majority of the Allied board of directors. Accordingly, Allied expects that all shares of Allied common stock owned by Blackstone will be voted in favor of the merger. Blackstone’s right to nominate any directors will terminate at the effective time of the merger.

Votes Required to Approve Allied Proposals

Approval of the Allied proposals to be considered at the Allied special meeting requires the vote percentages described below. You may vote for or against either or both of the proposals submitted at the Allied special meeting or you may abstain from voting.

Required Vote for Adoption of Merger Agreement (Proposal 1)

The affirmative vote of holders of shares of Allied common stock representing a majority of the total number of shares of Allied common stock issued and outstanding on the Allied record date is required to adopt the merger agreement. Consequently, an abstention from voting or a broker non-vote on Proposal 1 will have the effect of a vote “AGAINST” Proposal 1.

Required Vote for Adjournment of the Allied Special Meeting (Proposal 2)

Approval of an adjournment of the Allied special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal requires the affirmative vote of holders of shares of Allied common stock representing a majority of the total number of shares of Allied common stock present in person or by proxy at the special meeting and entitled to vote on the proposal.

Adoption of the merger agreement by the requisite vote of the Allied stockholders is required to complete the merger.

Independent inspectors will count the votes on each proposal to be voted upon at the Allied special meeting. Your individual vote is kept confidential from Republic and Allied, unless special circumstances exist. For example, a copy of your proxy card will be sent to Allied if you write comments on the card.

Submission of Proxies

By Mail

A proxy card is enclosed for your use. To submit your proxy by mail, Allied asks that you sign and date the accompanying proxy and, if you are a stockholder of record, return it as soon as possible in the enclosed postage-paid envelope or pursuant to the instructions set out in the proxy card. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying proxy is returned properly executed, the shares of Allied common stock represented by it will be voted at the Allied special meeting in accordance with the instructions contained in the proxy.

If proxies are returned properly executed without indication as to how to vote, the Allied common stock represented by each such proxy will be voted as follows: (1) “FOR” the proposal to adopt the merger agreement and (2) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the foregoing proposal.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Allied special meeting in person.

By Telephone

If you are a stockholder of record, you may also submit your proxy by telephone by dialing the toll-free telephone number on your proxy card and providing the unique control number indicated on the enclosed proxy card. Telephone proxy submission is available 24 hours a day and will be accessable until 11:59 p.m. Mountain time on November 13, 2008. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone proxy submission. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you submit your proxy by telephone, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone proxy submission.

By Internet

If you are a stockholder of record, you may also choose to submit your proxy on the Internet. The website for Internet proxy submission and the unique control number you will be required to provide are on the proxy card. Internet proxy submission is available 24 hours a day and will be accessable until 11:59 p.m. Mountain time on November 13, 2008. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet proxy submission. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the Internet, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers Internet proxy submission.

Voting In Person

If you wish to vote in person at the Allied special meeting, a ballot will be provided at the Allied special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revocation of Proxies

You have the power to revoke your proxy at any time before your shares are voted at the Allied special meeting. If you grant a proxy in respect of your Allied shares and then attend the Allied special meeting in person, your attendance at the special meeting or at any adjournment or postponement of the special meeting will not automatically revoke your proxy. Your proxy can be revoked in one of four ways:

•	you can send a signed notice of revocation of proxy;

•	you can grant a new, valid proxy bearing a later date (including, if applicable, a proxy by telephone or through the Internet);

•	you can revoke the proxy in accordance with the telephone or Internet proxy submission procedures described in the proxy voting instructions attached to the proxy card; or

•	if you are a holder of record, you can attend the Allied special meeting (or, if the special meeting is adjourned or postponed attend the adjourned or postponed meeting) and vote in person, which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods to revoke your proxy, you must submit your notice of revocation or new proxy to Allied’s Corporate Secretary so that it is received no later than the beginning of the Allied special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If your shares are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee. If you need assistance in changing or revoking your proxy, please contact Georgeson Inc. toll-free at (888) 549-6627.

Solicitation of Proxies

This solicitation is made on behalf of the Allied board of directors and Allied will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals. Proxies may be solicited, without extra compensation, by Allied’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Allied has engaged Georgeson to assist it in the distribution and solicitation of proxies at a fee of $18,000, plus expenses. Republic and Allied will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

Do not send any stock certificates with your proxy cards.  If the merger is approved by Allied stockholders at the Allied special meeting, and the issuance of shares of Republic common stock in accordance with the terms of the merger agreement is approved by Republic stockholders at the Republic special meeting, the exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for shares of Allied common stock as soon as practicable after completion of the merger.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more Allied stockholders reside if they appear to be members of the same family. Each Allied stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information Allied stockholders receive and reduces mailing and printing expenses for Allied. Brokers with accountholders who are Allied stockholders may be householding Allied’s proxy materials. As indicated in the notice previously provided by these brokers to Allied stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected Allied stockholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker. Allied stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

AMENDMENT TO THE REPUBLIC AMENDED AND RESTATED BYLAWS

Republic and Allied have agreed on the governance of Republic following the completion of the merger, referred to as the New Republic Governance Structure. In connection with the implementation of the New Republic Governance Structure, Republic’s bylaws will be amended and restated.

Amended and Restated Bylaws

In connection with the merger, the bylaws of Republic will be amended and restated as of the effective time of the merger in the form attached to this joint proxy statement/prospectus as Annex B in order to facilitate the implementation of the New Republic Governance Structure, as well as to revise certain other provisions of the Republic bylaws as agreed to by Republic and Allied.

The impact of the New Republic Governance Structure is described below.

Republic Board of Directors

During the period commencing at the effective time of the merger and continuing until the close of business on the day immediately prior to the third annual meeting of Republic stockholders held after the effective time, referred to as the Continuation Period:

•	the Republic board of directors must have a “Continuing Republic Committee,” consisting solely of five Continuing Republic Directors, defined as directors who are either (1) members of the Republic board of directors prior to the effective time of the merger, determined by the Republic board of directors to be “independent” of Republic under the rules of the NYSE and designated by Republic to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Republic Committee;

•	the Republic board of directors must have a “Continuing Allied Committee,” consisting solely of five Continuing Allied Directors, defined as directors who are either (1) members of the Allied board of directors prior to the effective time of the merger, determined by the Allied board of directors to be “independent” of Allied and Republic under the rules of the NYSE and designated by Allied to be members of the Republic board of directors as of the effective time of the merger, or (2) subsequently nominated or appointed to be a member of the Republic board of directors by the Continuing Allied Committee;

•	the Republic board of directors must be comprised of eleven members, consisting of (1) the Chief Executive Officer of Republic, (2) five Continuing Republic Directors, and (3) five Continuing Allied Directors, provided that, notwithstanding the foregoing, after the Initial Continuation Period, the size of the Republic board of directors may be increased by the affirmative vote of a majority of the board of directors;

•	at each meeting of the Republic stockholders during the Continuation Period at which directors are to be elected, (1) the Continuing Republic Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Republic Directors to be elected at such meeting, and (2) the Continuing Allied Committee shall have the exclusive authority on behalf of Republic to nominate as directors of the Republic board of directors, a number of persons for election equal to the number of Continuing Allied Directors to be elected at such meeting; and

•	all directors nominated or appointed by the Continuing Republic Committee or the Continuing Allied Committee, as the case may be, must be “independent” of Republic for purposes of the rules of the NYSE, as determined by a majority of the persons making the nomination or appointment.

•	In addition, during the period commencing on the effective time of the merger and continuing until the close of business on the day immediately prior to the second annual meeting of Republic stockholders held after the effective time, referred to as the Initial Continuation Period, (1) if any Continuing

Republic Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Republic Committee, and (2) if any Continuing Allied Director is removed from the Republic board of directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Republic board of directors, such vacancy may only be filled by the Continuing Allied Committee.

Committees of the Republic Board of Directors

Other than with respect to the Continuing Republic Committee or Continuing Allied Committee:

•	during the Continuation Period, each committee of the Republic board of directors must be comprised of five members, consisting of three Continuing Republic Directors and two Continuing Allied Directors;

•	the initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the Republic board of directors as of the effective time of the merger will be, in each case, the Continuing Republic Director who was the chairman of such committee immediately prior to the effective time of the merger; and

•	each Continuing Republic Director and Continuing Allied Director serving on the Audit Committee, the Nominating and Corporate Governance Committee or the Compensation Committee of the Republic board of directors must qualify as “independent” under the rules of the NYSE and, as applicable, the rules of the SEC.

Future Amendments to New Republic Governance Structure

During the Continuation Period, the Republic board of directors may amend, alter or repeal any provisions included in Republic’s bylaws relating to the New Republic Governance Structure only upon the affirmative vote of directors constituting at least seven members of the Republic board of directors, referred to as the Required Number. In the event that the size of the Republic board of directors is increased after the Initial Continuation Period as described above, the Required Number will be increased by one for each additional director position created.

DESCRIPTION OF REPUBLIC CAPITAL STOCK

The following summary of the material terms of the capital stock of Republic is not intended to be a complete summary of all the rights and preferences of Republic’s capital stock. Republic and Allied urge you to read the Republic charter, the Republic bylaws and refer to the applicable provisions of Delaware law, for a complete description of the rights and preferences of Republic’s capital stock. Copies of the Republic charter and Republic bylaws will be sent to holders of shares of Republic common stock or Allied common stock upon request. See “Where You Can Find More Information” beginning on page 158.

Authorized Capital Stock

Under the Republic charter, Republic’s authorized capital stock consists of 750 million shares of Republic common stock, par value of $.01 per share, and 50 million shares of Republic preferred stock, par value $.01 per share. At October 6, 2008, the Republic record date, there were:

•	approximately 182,163,533 shares of Republic common stock issued and outstanding (not counting shares held in Republic’s treasury);

•	employee stock options for which an aggregate of 7,934,394 shares of Republic common stock may be issued;

•	restricted stock for which an aggregate of 294,570 shares of Republic common stock may be issued; and

•	deferred stock units for which an aggregate of 185,860 shares of Republic common stock may be issued.

Republic Common Stock

Republic Common Stock Outstanding.  The outstanding shares of Republic common stock are, and the shares of Republic common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Voting Rights.  Each holder of a share of Republic common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders. See “Comparison of Stockholder Rights” beginning on page 135 for additional information on Republic voting rights.

Preemptive Rights.  Holders of shares of Republic common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Dividend Rights.  Subject to the preferential rights of any series of preferred stock outstanding from time to time, the holders of shares of Republic common stock are entitled to such cash dividends as may be declared from time to time by the Republic board of directors from funds available for such purpose.

Liquidation Rights.  Subject to the preferential rights of any series of preferred stock outstanding from time to time, upon liquidation, dissolution or winding up of Republic, the holders of shares of Republic common stock are entitled to receive pro rata all assets of Republic available for distribution to such holders.

The rights, preferences and privileges of holders of Republic common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Republic may issue in the future.

Republic Preferred Stock

The Republic board of directors has the authority, without action by the holders of Republic common stock, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions of any such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of Republic without further action of the holders of Republic common stock, including a tender offer or other transaction that some, or a majority, of the holders of Republic common stock might believe to be in their best interest.

Stockholders’ Rights Plan

On July 28, 2008, the Republic board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was paid to holders of record as of the close of business on August 7, 2008. The specific terms of the rights are contained in the Rights Agreement, dated as of July 28, 2008, by and between Republic and The Bank of New York Mellon, as Rights Agent.

The Republic board of directors has authorized the adoption of the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights impose a significant penalty upon any person or group which acquires beneficial ownership of 10% (20% in the case of existing 10% holders) or more of Republic’s outstanding common stock, including derivatives, unless such acquisition was approved by the Republic board of directors or such acquisition was in connection with an offer for all of the outstanding shares of Republic common stock for the same consideration. The rights will terminate concurrently with the acquisition of more than 50% of Republic’s outstanding shares not owned by the acquiring person in such an offer, provided that the acquiring person irrevocably commits to acquire all remaining untendered shares for the same consideration as in the tender offer as promptly as practicable following completion of the offer. A discussion of the terms of the Rights Agreement is included in Republic’s Registration Statement on Form 8-A, which was filed with the Commission on July 28, 2008 and is incorporated herein by reference.

The rights will expire on the earlier of (i) the close of business on July 27, 2009, (ii) the date on which a person or group acquires more than 50% of the unaffiliated shares of Republic pursuant to a permitted offer, as defined in the Rights Agreement, and (iii) the consummation of the merger between Republic and Allied.

Transfer Agent and Registrar

Common Stock Transfer Agent & Registrar is the transfer agent and registrar for the shares of Republic common stock.

Stock Exchange Listing; Delisting and Deregistration of Allied Common Stock

It is a condition to the merger that the shares of Republic common stock issuable in the merger be approved for listing on the NYSE on or before the effective time of the merger, subject to official notice of issuance. Republic common stock will continue to trade under the symbol “RSG.” At the effective time of the merger, shares of Allied common stock will cease to be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934.

COMPARISON OF STOCKHOLDER RIGHTS

Republic and Allied are both incorporated under Delaware law. Any differences, therefore, in the rights of Republic stockholders and Allied stockholders arise primarily from differences in their respective certificates of incorporation and bylaws. At the effective time of the merger, Republic’s current bylaws will be amended and restated in the form attached as Annex B to this proxy statement. Consequently, after the effective time of the merger, the rights of the former Allied stockholders will be determined by reference to the Republic charter, and Republic bylaws, as amended and restated.

Allied is a party to a shareholders’ agreement with Apollo Advisors II, L.P. and Blackstone Capital Partners II Merchant Bank Fund L.P., including affiliated or related persons (collectively, the “Apollo/Blackstone Shareholders”), which was amended as of December 28, 2006 (the shareholders’ agreement, as amended, is referred to as the “Amended Shareholders’ Agreement”). The Amended Shareholders’ Agreement amended and restated the shareholders’ agreement that was entered into with the Apollo/Blackstone Shareholders at the time they acquired their shares of Allied Series A Preferred Stock and became effective at the time of the exchange of 110.5 million shares of Allied common stock for shares of Series A Preferred Stock. In May 2007, Apollo Advisors II, L.P. sold the balance of its investment in Allied and no longer owns any shares of Allied common stock. This sale of shares does not change Allied’s obligations under the Amended Shareholders’ Agreement, which contains provisions regarding the composition of the Allied board of directors and its committees. Those provisions are reflected in Allied’s current bylaws. Under the Amended Shareholders’ Agreement, Allied has agreed to nominate and support the election to the Allied board of directors of certain individuals (the “Shareholder Designees”) designated by the Apollo/Blackstone Shareholders based upon the number of shares owned by the Apollo/Blackstone Shareholders for so long as such shareholders either own a certain number of shares or until the rights expire under the terms of the Amended Shareholders’ Agreement (the “Shareholder Designee Period”). The provisions of the Amended Shareholders’ Agreement concerning the composition of the Allied board of directors and its committees will not apply to Republic following the merger.

The following table compares the material differences between the current rights of Allied stockholders under the Allied certificate of incorporation and bylaws, which are referred to as the Allied charter and Allied bylaws, respectively, and the current rights of Republic stockholders under the Republic charter and Republic bylaws. Copies of the Republic charter, the Republic bylaws, the Allied charter and the Allied bylaws will be sent to holders of Republic common stock or Allied common stock upon request. See “Where You Can Find More Information” beginning on page 158. Because this summary does not provide a complete description of these documents and may not contain all the information that is important to you, Republic and Allied urge you to read each of their charters and bylaws in their entirety.

	Allied Stockholder Rights	Republic Stockholder Rights

Authorized Capital	The authorized capital stock of Allied is 525,000,000 shares of common stock, $.01 par value per share, and 10 million shares of preferred stock, par value $.10 per share.	The authorized capital stock of Republic is set forth under “Description of Republic Capital Stock — Authorized Capital Stock” beginning on page 133.

Number of Directors	The Allied bylaws provide that the number of directors will not be more than thirteen until certain provisions of the Amended Shareholders’ Agreement are satisfied. The Allied board of directors currently consists of ten directors.	The Republic bylaws provide that the number of directors shall be fixed by resolution of the stockholders or the board of directors, and will consist of not more than twelve directors.

Currently, the Apollo/Blackstone Shareholders are entitled to designate three Shareholder Designees pursuant to the Amended Shareholders’ Agreement. In the Amended Shareholders’ Agreement, during the Shareholder Designee Period, Allied agreed to (i) limit the number of Allied’s executive officers that serve on the board of directors (“Management Directors”) to two and (ii) nominate persons to the remaining positions on the board of directors who are recommended by the nominating committee and are not employees, officers or outside counsel of Allied or partners, employees, directors, officers, affiliates or associates of any Apollo/Blackstone Shareholders (the “Unaffiliated Directors”). Unaffiliated Directors, during the Shareholder Designee Period, are to be nominated only upon approval of a majority vote of the nominating committee, which consists of not more than four directors, at least two of whom will be Shareholder Designees, or such lesser number of Shareholder Designees as then serve on the Allied board of directors.

Before the merger. The Republic board of directors currently consists of seven directors.

After the merger. The Republic board of directors will consist of eleven directors. See “Amendment to the Republic Amended and Restated Bylaws — Republic Board of Directors” beginning on page 131 for a description of the composition of the Republic board of directors at the effective time of the merger.

Removal of Directors	Where a corporation does not have a classified board of directors, Delaware law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote on the election of directors.	Where a corporation does not have a classified board of directors, Delaware law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote on the election of directors. The Republic bylaws provide that a Republic director may be removed from office, with or without cause, by the holders of a majority of the votes then entitled to vote on the election of directors.

The Republic bylaws provide that no Republic

Allied Stockholder Rights	Republic Stockholder Rights

director may be removed without cause before the expiration of his or her term of office except by the vote of the stockholders at a meeting called for such purpose.

Vacancies on the Board of Directors	The Allied bylaws provide that in the case of a vacancy occurring on the board of directors, including any vacancy created by an increase in the number of directors, the board of directors (i) may appoint a member of management to fill a vacancy of the Management Director ceasing to serve as a director, (ii) shall appoint a person designated by the Apollo/Blackstone Shareholders to fill a vacancy created by a Shareholder Designees ceasing to serve as a director (except as a result of the reduction in the number of Shareholder Designees pursuant to the Amended Shareholders’ Agreement) and (iii) may appoint a person who qualifies as an Unaffiliated Director and is recommended by the nominating committee to fill a vacancy created by Unaffiliated Director ceasing to serve as director.	The Republic bylaws provide that in general a vacancy occurring on the board of directors, including any vacancy created by an increase in the number of directors, may be filled by the board of directors or by the stockholders.

After the merger. During the “Initial Continuation Period”, a vacancy of a “Continuing Republic Director” will be filled by the “Continuing Republic Committee” and a vacancy of a “Continuing Allied Director” will be filled by the “Continuing Allied Committee”. After the Initial Continuation Period, vacancies may be filled either by the board of directors or by the stockholders. The definitions of Initial Continuation Period, Continuing Republic Director, Continuing Republic Committee, Continuing Allied Director and Continuing Allied Committee are set forth under “Amendment to the Republic Amended and Restated Bylaws” beginning on page 131.

Committees of the Board of Directors	The Allied bylaws provide that the board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. As long as the Apollo/Blackstone Shareholders are entitled to at least two Shareholder Designees under the Amended Shareholders’ Agreement, the Apollo/Blackstone Shareholders will be entitled to have one Shareholder Designee serve on each committee of the board of directors other than on any committee formed for the purpose of considering matters relating to the Apollo/Blackstone Shareholders.	The Republic bylaws provide that the board of directors may, by resolution passed by a majority of the whole board of directors, designate one or more committees, each such committee to consist of one or more directors of Republic. The current committees of the Republic board of directors are the audit committee, the compensation committee and the nominating and corporate governance committee.

After the merger. During the “Continuation Period” (as defined in “Amendment to the Republic Amended and Restated Bylaws” beginning on page 131), each committee (other than the Continuing Republic Committee and the Continuing Allied Committee) will be comprised of five members, consisting of three Continuing Republic Directors and two Continuing Allied Directors. The initial chairman of the audit committee, the nominating and corporate governance committee and the compensation committee of the Republic board of directors

	Allied Stockholder Rights	Republic Stockholder Rights

as of the effective time of the merger will be, in each case, the Continuing Republic Director who was the chairman of such committee immediately prior to such effective time.

Stockholder Quorum	The Allied bylaws provide that the presence in person or by proxy of the holders of a majority of the votes entitled to be cast at the stockholder meeting shall constitute a quorum, but if at any stockholder meeting there is less than a quorum present, the majority of those stockholders present may adjourn the meeting from time to time until such time as a quorum is present.	The Republic bylaws provide that the presence in person or by proxy of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote on every matter that is to be voted on, without regard to class or series, shall constitute a quorum at all stockholder meetings, but if at any stockholder meeting there is less than a quorum present, the holders of a majority of the voting power of such shares of stock present in person or represented by proxy may adjourn the meeting from time to time until such time as a quorum is present.

Stockholder Action by Written Consent	The Allied bylaws provide that an action may be taken by written consent if a valid written consent or valid consents signed by a sufficient number of holders to take such action are delivered to the corporation and the appropriate record date is adopted by the board of directors.	The Republic bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a consent is signed by the holders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Republic bylaws require that in order for stockholders to act by written consent such stockholders must request that the board of directors set a record date for stockholders entitled to consent and such request must contain all information that such stockholder would be required to provide if such stockholder had been making a nomination or proposing business to be considered at a meeting of stockholders. The record date must be set within ten days of a request and must be no later than ten days after the board of directors acts.

Special Meetings of Stockholders	Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. The Allied bylaws provide that special meetings of stockholders	Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. The Republic bylaws provide that special meetings of

	Allied Stockholder Rights	Republic Stockholder Rights

	may be called by the board of directors or a committee of the board of directors that has been expressly empowered to do so. Under Delaware law, the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called.	stockholders may be called by the board of directors or by the president. Under Delaware law and the Republic bylaws, the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called.

Stockholder Proposals	The Allied bylaws provide that the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of the corporation who was a stockholder of record at the time notice was delivered to the secretary of Allied, who is entitled to vote at the meeting and who complies with the procedures set forth in the bylaws.	The Republic bylaws provide that the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of the corporation who was a stockholder of record at the time notice was delivered to the secretary of Republic and at the time of the meeting, who is entitled to vote at the meeting and who complies with the procedures set forth in the bylaws. Clause (iii) is the exclusive means for a stockholder to make a proposal, other than proposals governed by Rule 14a-8 under the rules of the Exchange Act of 1934, as amended.

The Republic bylaws provide that written notice of a stockholder proposal must be delivered to the secretary of Republic not earlier than 120 days and not later than 90 days prior to the first anniversary of the preceding year’s annual stockholders’ meeting, unless the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date. Such notice must include certain disclosures about the business being proposed and regarding the stockholders making such proposal, including all ownership interests (including derivatives) and rights to vote any shares of any security of Republic.

Stockholder Nominations	The Allied bylaws provide that the nomination of persons for election to the board of directors may be made at an annual meeting of stockholders only (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of the corporation who was a stockholder of record at the time notice was delivered to the secretary of Allied, who is entitled to vote at the meeting	The Republic bylaws provide that the nomination of persons for election to the board of directors may be made at an annual meeting of stockholders only (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of the corporation who was a stockholder of record at the time notice was delivered to the secretary of Republic and at the time of the annual

	Allied Stockholder Rights	Republic Stockholder Rights

and who complies with the procedures set forth in the bylaws.

The Allied bylaws provide that the nomination of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (i) by or at the direction of the board of directors or any committee thereof or (ii) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time notice is delivered to the secretary of Allied, who is entitled to vote at the meeting and on the election of the nominee and who complies with the notice procedures for nominating a director.	meeting, who is entitled to vote at the annual meeting and who complies with the procedures set forth in the bylaws. Clause (iii) is the exclusive means for a stockholder to nominate persons for election to the board of directors.

The Republic bylaws provide that the nomination of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (i) by or at the direction of the board of directors or (ii) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time notice is delivered to the secretary of Republic and at the time of the special meeting, who is entitled to vote at the meeting and on the election of the nominee and who complies with the notice procedures for nominating a director.

The Republic bylaws provide that written notice of a stockholder nomination must be delivered to the secretary of Republic not earlier than 120 days and not later than 90 days prior to the first anniversary of the preceding year’s annual stockholders’ meeting, unless the date of the meeting is more than 30 days before or more than 60 days after such anniversary date. Such notice must include certain disclosures (x) about the director nominee, including all information that would be required to be disclosed in a proxy filing, any compensation, agreements, arrangements and understandings between the nominee and the proposing stockholder and (y) regarding the stockholder making such nomination, including all ownership interests (including derivatives) and rights to vote any shares of any security of Republic.

Voting Stock	Allied common stock is the only outstanding class of Allied voting securities. Each share of common stock is entitled to one vote on all matters submitted to stockholders.	Republic common stock is the only outstanding class of Republic voting securities and will be the only outstanding class of Republic voting securities upon completion of the merger. Under the Republic charter, each share of common stock

	Allied Stockholder Rights	Republic Stockholder Rights

is entitled to one vote on all matters submitted to stockholders.

Vote Required for Certain Stockholder Actions; Effect of Abstentions	Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The Allied charter and Allied bylaws do not contain any provision altering this default rule.

The Allied bylaws provide that each director shall be elected by the vote of the majority of votes cast with respect to that director’s election at a meeting for the election of directors at which a quorum is present, but if the number of nominees exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the votes cast.	The Republic bylaws provide that each matter properly presented to any meeting of stockholders shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock present in person or by proxy and entitled to vote on the matter.

Abstentions have the effect of a vote against a proposal that must be approved under the voting standard set forth in the Republic bylaws.

Abstentions have the effect of a vote against a proposal; provided, however, that abstentions with respect to election of directors shall not have the effect of either a vote for or against the proposal.

Amendment of Certificate of Incorporation	Under Delaware law, the Allied charter may be amended by the adoption of a resolution of the board of directors, setting forth the proposed amendment and either calling a special meeting or directing that the amendment be considered at the next annual meeting followed by the vote of a majority of the outstanding voting stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class.	Under Delaware law, the Republic charter may be amended by the adoption of a resolution of the board of directors, setting forth the proposed amendment and either calling a special meeting or directing that the amendment be considered at the next annual meeting followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class.

Amendment of Bylaws	Under Delaware law, the Allied bylaws may be amended by the stockholders holding at least a majority of the voting power present in person or represented by proxy at a meeting of stockholders and entitled to vote on the matter. Pursuant to the Allied charter, the board of directors may amend the Allied	Before the merger. Any amendment of the Republic bylaws requires the approval of a majority of the Republic board of directors or the approval of stockholders holding at least a majority of the voting power present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon.

	Allied Stockholder Rights	Republic Stockholder Rights

	bylaws. Under the Allied bylaws, any amendment of the Allied bylaws by the board of directors requires the approval of a majority of the Allied board of directors; provided, however, that (i) any amendments to the number and qualifications of the Allied board of directors and (ii) certain amendments to the procedures by which the bylaws may be amended require the affirmative vote of seven members of the Allied board of directors.	After the merger. The amended and restated bylaws of Republic will provide that, during the “Continuation Period”, any amendment by the Republic board of directors to the newly added provisions of the amended and restated Republic bylaws described under “Amendment to the Republic Amended and Restated Bylaws” beginning on page 131 relating to the composition of the Republic board of directors and committees will require the affirmative vote of directors constituting at least seven members of the Republic board of directors (the “Required Number”). In the event that the size of the Republic board of directors is increased after the Initial Continuation Period, the Required Number will be increased by one for each additional director position created. The definition of Continuation Period is set forth under “Amendment to the Republic Amended and Restated Bylaws” beginning on page 131.

Dividends	Under Delaware law, except as set forth in the certificate of incorporation, directors of a corporation are generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.	Under Delaware law, except as set forth in the certificate of incorporation, the directors of a corporation are generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

There are no provisions in Allied’s charter or bylaws governing dividends. Allied has not paid dividends on its common stock and is currently prohibited by the terms of its loan agreements from paying any dividends on its common stock.

The Republic charter provides that dividends may be declared from time to time by the board of directors from funds available. The Republic bylaws provide that the directors may, out of funds legally available therefor, declare dividends upon the capital stock of Republic as and when the directors deem expedient. Beginning October 15, 2008, Republic will increase its quarterly dividend to $.19 per share from $.17 per share. After the merger, Republic intends to continue to pay a quarterly dividend of $.19 per share, subject to prevailing economic conditions and company results.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The following Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared by Republic based on the historical financial statements of Republic and Allied to illustrate the effects of the proposed merger of the companies. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with Republic’s and Allied’s historical consolidated financial statements and accompanying notes in their Annual Reports on Form 10-K as of and for the year ended December 31, 2007, their Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2008, and Allied’s Current Report on Form 8-K dated May 5, 2008, in which certain previously reported financial information was reclassified to reflect the realignment of their organizational structure during the first quarter of 2008.

Republic will account for the merger as a purchase of Allied by Republic, using the acquisition method of accounting in accordance with United States generally accepted accounting principles, or “GAAP.” Republic and Allied expect that, upon completion of the merger, Allied stockholders will receive approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares on a diluted basis and Republic stockholders will retain approximately 48.3% of the outstanding common stock of the combined company on a diluted basis. In addition to considering these relative voting rights, Republic also considered the proposed composition of the combined company’s board of directors and the board’s committees, the proposed structure and members of the executive management team of the combined company, and the premium to be paid by Republic to acquire Allied in determining the acquirer for accounting purposes. Based on the weighting of these factors, Republic has concluded that it is the accounting acquirer.

Under the acquisition method of accounting, as of the effective time of the merger, the assets acquired, including the identifiable intangible assets, and liabilities assumed from Allied will be recorded at their respective fair values and added to those of Republic. Any excess of the purchase price for the merger over the net fair value of Allied’s identified assets acquired and liabilities assumed will be recorded as goodwill. The results of operations of Allied will be combined with the results of operations of Republic beginning at the effective time of the merger. The consolidated financial statements of the combined company will not be restated retroactively to reflect the historical financial position or results of operations of Allied. Following the merger, and subject to the finalization of the purchase price allocation, the earnings of Republic will reflect the effect of any purchase accounting adjustments, including any increased depreciation and amortization associated with fair value adjustments to the assets acquired and liabilities assumed.

The accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared based on preliminary assessments of the fair values of the assets to be acquired and the liabilities to be assumed, preliminary plans for restructuring the combined company’s debt, and preliminary estimates of purchase price and other costs that will be incurred related to the transaction. The final determination of the purchase price for the acquisition of Allied, and the final allocation of that consideration will be determined after the merger is completed and after the fair values of Allied’s tangible assets, identifiable intangible assets and liabilities as of the effective time of the merger are determined. After the closing of the merger, Republic will complete their valuations of the fair value of the assets acquired and the liabilities assumed and determine the useful lives of the assets acquired. The adjustments to fair value and the other estimates reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the merger. Additionally, reclassifications and adjustments may be required if changes to the combined company’s financial presentation are needed to conform Republic’s and Allied’s accounting policies.

The Unaudited Pro Forma Condensed Consolidated Financial Statements include those adjustments that are directly attributable to the transaction and are factually supportable. The Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations for the year ended December 31, 2007 and the six months ended June 30, 2008 give effect to the merger of Republic and Allied as if the merger had occurred on January 1, 2007. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2008 gives effect to the merger of Republic and Allied as if the merger had occurred on that date. The Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements provide information concerning the pro forma amounts and adjustments.

The Unaudited Pro Forma Condensed Consolidated Financial Statements are provided for informational purposes only. The pro forma information provided is not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the merger been completed on the dates used to prepare these pro forma financial statements. In addition, the Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to project the future financial position or results of operations of the merged companies.

These Unaudited Pro Forma Condensed Consolidated Financial Statements do not give effect to any anticipated synergies, operating efficiencies or costs savings that may be associated with the transaction. These financial statements also do not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies. Republic expects to incur approximately $180 million of costs related to the integration of the businesses, such as consulting fees paid to outside parties to plan and assist with the integration, systems conversion, severance and other employee termination and relocation benefits, contract cancellation and lease termination costs, and training costs. Costs for planning for the integration will be incurred prior to the effective time of the merger, and a substantial portion of the remainder of these costs will be incurred over the year following the merger. Additionally, Republic expects to pay $45.0 million in bonuses to executive officers and $36.0 million in bonuses to certain other key employees for the achievement of run-rate synergies of $150.0 million by the beginning of the third year following the consummation of the merger. In general, these costs will be recorded as expenses when incurred and are non-recurring, and, therefore, are not reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements. However, certain qualifying costs may be capitalized and recorded in the final purchase price allocation for the merger. Due to the preliminary status of the merger integration plan, the amount of integration costs that may be capitalized is not yet estimable. Additionally, it is reasonably possible that the companies will be required to dispose of certain operations in order to obtain regulatory approval for the merger, which may have a material unfavorable impact on the financial position and the recurring revenue and income from continuing operations of the combined company.

The preliminary purchase price allocation assumes the merger is consummated in 2008, and that it will be accounted for under Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). Republic’s and Allied’s management believe the merger will be consummated in the fourth quarter of 2008. If the merger is consummated subsequent to December 31, 2008, it will be accounted for under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which is effective for Republic on January 1, 2009. SFAS 141(R) changes the methodologies for calculating purchase price and for determining fair values. It also requires that all transaction and restructuring costs related to business combinations be expensed as incurred, and it requires that changes in deferred tax asset valuation allowances and liabilities for tax uncertainties subsequent to the acquisition date that do not meet certain remeasurement criteria be recorded in the income statement. The consolidated balance sheet and results of operations of the combined company would be materially different if the merger of Republic and Allied were accounted for under SFAS 141(R).

REPUBLIC SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2008
(in millions)

	Historical
		Allied	Allied
	Republic	Waste	Waste		Pro
	Services,	Industries,	Reclassi-		Forma
	Inc.	Inc.	fications		Adjustments		Pro Forma

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13.1	$69.4	$—		$(63.5	)(a)	$19.0
Restricted cash	—	36.1	—		—		36.1
Accounts receivable, net of allowances for doubtful accounts	320.1	752.1	—		—		1,072.2
Prepaid expenses and other current assets	103.2	85.6	—		—		188.8
Deferred tax assets	26.7	107.0	—		—		133.7

Total Current Assets	463.1	1,050.2	—		(63.5)		1,449.8
RESTRICTED CASH	177.8	—	49.0	(1)	—		226.8
PROPERTY AND EQUIPMENT, NET	2,167.5	4,528.0	—		310.8	(b)	7,006.3
GOODWILL, NET	1,555.9	8,020.1	—		1,334.3	(c)	10,910.3
OTHER INTANGIBLE ASSETS	30.9	—	10.1	(2)	480.9	(d)	521.9
OTHER ASSETS	152.3	338.0	(59.1	)(1)(2)	(104.7	)(e)	326.5

	$4,547.5	$13,936.3	$—		$1,957.8		$20,441.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$139.7	$477.0	$—		$—		$616.7
Deferred revenue	128.1	256.7	—		—		384.8
Current portion of accrued landfill and environmental costs	41.4	92.4	—		—	(g)	133.8
Notes payable and current maturities of long-term debt	101.6	402.3	—		—	(f)	503.9
Accrued interest	—	92.0	(92.0	)(3)	—		—
Other accrued liabilities	268.2	553.2	92.0	(3)	—		913.4

Total Current Liabilities	679.0	1,873.6	—		—		2,552.6
LONG-TERM DEBT, NET OF CURRENT MATURITIES	1,515.4	6,175.8	—		2.3	(f)	7,693.5
ACCRUED LANDFILL AND ENVIRONMENTAL COSTS	367.9	803.9	—		72.9	(g)	1,244.7
DEFERRED INCOME TAXES AND OTHER LONG-TERM TAX LIABILITIES	515.9	430.1	293.0	(4)	(205.7	) (h)	1,033.3
OTHER LIABILITIES	207.5	543.3	(293.0	)(4)	—		457.8
MINORITY INTERESTS	—	2.4	—		—		2.4
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Republic preferred stock, par value $.01 per share; 50,000,000 shares authorized; none issued	—	—	—		—		—
Common stock, par value $.01 per share	2.0	4.3	—		(2.3	)(i)	4.0
Additional paid-in capital	64.6	3,449.6	—		2,743.9	(i)	6,258.1
Retained earnings	1,626.9	682.8	—		(682.8	) (i)	1,626.9
Treasury stock, at cost	(456.7)	—	—		—		(456.7)
Accumulated other comprehensive
income (loss), net of tax	25.0	(29.5)	—		29.5	(e)	25.0

Total Stockholders’ Equity	1,261.8	4,107.2	—		2,088.3		7,457.3

	$4,547.5	$13,936.3	$—		$1,957.8		$20,441.6

REPUBLIC SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FROM CONTINUING OPERATIONS
For the year ended December 31, 2007
(in millions, except per share data)

	Historical
		Allied
	Republic	Waste
	Services,	Industries,	Pro Forma
	Inc.	Inc.	Adjustments		Pro Forma

Revenue	$3,176.2	$6,068.7	$—		$9,244.9
Expenses:
Cost of operations	1,997.3	3,733.9	—		5,731.2
Depreciation, amortization and depletion	305.5	553.5	68.5	(j)	927.5
Accretion	17.1	53.2	1.3	(k)	71.6
Selling, general and administrative	320.3	631.9	(5.7	)(l)	946.5
Loss from divestitures and asset impairments	—	40.5	—	(m)	40.5

Operating income	536.0	1,055.7	(64.1)		1,527.6
Interest expense and other	(67.9)	(538.4)	18.1	(n)	(588.2)

Income from continuing operations before provision for income taxes	468.1	517.3	(46.0)		939.4
Provision for income taxes	177.9	207.1	(17.5	)(o)	367.5
Minority interests	—	.4	—		.4

Income from continuing operations	290.2	309.8	(28.5)		571.5
Dividends on preferred stock	—	(37.5)	—		(37.5)

Income from continuing operations available to common shareholders	$290.2	$272.3	$(28.5)		$534.0

Basic earnings per share:
Basic income from continuing operations available to common shareholders per share	$1.53	$.74			$1.49

Weighted average common shares outstanding	190.1	368.8	(201.5	)(p)	357.4

Diluted earnings per share:
Diluted income from continuing operations available to common shareholders per share	$1.51	$.71			$1.47

Weighted average common and common equivalent shares outstanding	192.0	443.0	(241.3	)(p)	393.7

REPUBLIC SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FROM CONTINUING OPERATIONS
For the six months ended June 30, 2008
(in millions, except per share data)

	Historical
		Allied
	Republic	Waste
	Services,	Industries,	Pro Forma
	Inc.	Inc.	Adjustments		Pro Forma

Revenue	$1,606.7	$3,066.5	$—		$4,673.2
Expenses:
Cost of operations	1,054.0	1,891.7	—		2,945.7
Depreciation, amortization and depletion	149.6	277.5	37.6	(j)	464.7
Accretion	8.9	28.6	.2	(k)	37.7
Selling, general and administrative	166.4	292.1	(.6	)(l)	457.9
Merger-related costs	—	9.0	(9.0	)(q)	—
Loss from divestitures and asset impairments	—	23.8	—	(m)	23.8

Operating income	227.8	543.8	(28.2)		743.4
Interest expense and other	(36.3)	(216.1)	3.3	(n)	(249.1)

Income from continuing operations before provision for income taxes	191.5	327.7	(24.9)		494.3
Provision for income taxes	74.7	142.8	(9.5	)(o)	208.0
Minority interests	—	.9	—		.9

Income from continuing operations	116.8	184.0	(15.4)		285.4
Dividends on preferred stock	—	(6.2)	—		(6.2)

Income from continuing operations available to common shareholders	$116.8	$177.8	$(15.4)		$279.2

Basic earnings per share:
Basic income from continuing operations available to common shareholders per share	$.64	$.43			$.76

Weighted average common shares outstanding	182.7	411.1	(224.6	)(p)	369.2

Diluted earnings per share:
Diluted income from continuing operations available to common shareholders per share	$.63	$.42			$.74

Weighted average common and common equivalent shares outstanding	184.5	444.8	(242.0	)(p)	387.3

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The effective date of the merger is assumed to be June 30, 2008 for purposes of preparing the Unaudited Pro Forma Condensed Consolidated Balance Sheet. The effective date of the merger is assumed to be January 1, 2007 for purposes of preparing the Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations. See also Unaudited Pro Forma Condensed Consolidated Financial Statements — Basis of Presentation on pages 143 to 144 for further information.

Reclassifications

Reclassifications have been made to Allied’s historical consolidated balance sheet to conform to Republic’s presentation as follows:

(1)	Restricted Cash

Allied’s landfill closure deposits of $49.0 million as of June 30, 2008 have been reclassified to restricted cash.

(2)	Other Intangible Assets

Allied’s net other intangible assets of $10.1 million as of June 30, 2008 have been reclassified to other intangible assets.

(3)	Accrued Interest

Allied’s accrued interest of $92.0 million as of June 30, 2008 has been reclassified to other accrued liabilities.

(4)	Deferred Income Taxes and Other Long-Term Tax Liabilities

Allied’s other long-term tax liabilities of $293.0 million as of June 30, 2008 have been reclassified to deferred income taxes and other long-term tax liabilities.

Pro Forma Adjustments

(a)  Cash and Cash Equivalents

The pro forma cash expenditures expected to be paid as a result of the merger include transaction, debt issuance and equity issuance costs as follows (in millions):

Transaction costs	$48.8
Debt issuance costs	12.9
Equity issuance costs	1.8

Total pro forma cash expenditures	$63.5

Transaction costs represent Republic’s direct costs of the acquisition. These costs include legal, accounting, engineering, valuation, and other advisory fees paid to third parties related to due diligence and closing the transaction.

Debt issuance costs primarily include the estimated bank fees related to amending Republic’s existing $1.0 billion unsecured revolving credit facility and obtaining a new $1.75 billion revolving credit facility.

Equity issuance costs include the estimated legal, accounting, Securities and Exchange Commission registration, and other fees related to registering and issuing Republic common stock to holders of Allied common stock to effect the merger.

(b)	Property and Equipment, Net

The pro forma adjustment to property and equipment, net includes the reversal of the historical amounts Allied has recorded for landfill acquisition and development costs of $2,245.8 million, and the recognition of the preliminary purchase accounting allocation to the landfills to be acquired of $2,556.6 million. This allocation is based on an estimate of the fair value of the landfills to be acquired. This allocation represents the value of permitted and probable airspace in these landfills, and the value of existing landfill infrastructure such as cell construction and excavation, natural and synthetic liners, leachate collection systems, methane gas collection and monitoring systems, groundwater monitoring wells, and other costs associated with the development of landfill sites. These costs will be amortized as airspace is consumed over the remaining useful lives of the landfill assets, including both permitted and probable expansion airspace. The remaining average useful life of the landfills to be acquired is 38 years.

Republic’s initial allocation of purchase price to property and equipment reflects Allied’s historical basis. The final purchase price allocation for the merger will also include the results of valuations of other property and equipment to be acquired which includes approximately 11,600 collection vehicles, 1.2 million collection containers and 1,800 pieces of equipment. It also includes land and buildings at 291 collection companies, 161 transfer stations, 158 active landfills and 53 recycling facilities. Republic is currently in the process of determining the fair value of these assets. Due to the complexity associated with valuing this significant volume of assets which are dispersed across 38 states, Republic does not have a preliminary estimate of the fair value of such assets. Republic currently believes that it will take approximately eight weeks to complete the valuation of all property and equipment to be acquired from Allied. The property and equipment acquired will be recorded at the fair values determined as a result of this process and goodwill will be adjusted accordingly.

Because the valuations have not yet been performed for other property and equipment, the pro forma adjustments to these assets have not been presented in the accompanying Unaudited Pro Forma Condensed Consolidated Balance sheet nor has the resulting impact of these adjustments to fair value on depreciation, amortization and depletion expense been presented in the accompanying Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations. The amount of these adjustments will be determined as of the effective time of the merger and may be material to the financial position and results of operations of the combined company. Republic expects that these adjustments will be reflected in the financial statements included in the first quarterly report of the combined company.

(c)	Goodwill

The pro forma adjustments to goodwill include the reversal of Allied’s goodwill of $8,020.1 million as of June 30, 2008 and the addition of the preliminary purchase price allocation to goodwill of $9,354.4 million for the merger of Republic and Allied. The merger will be accounted for as an acquisition of Allied by Republic using the acquisition method of accounting.

Under the terms of the merger agreement, Allied stockholders will be entitled to receive .45 shares of Republic stock for each share of common stock held (the “Exchange Ratio”) at the effective time of the merger. Based on Allied’s total outstanding common stock of 433.2 million shares on June 30, 2008, Allied’s 2.7 million equity-based awards that will be vested and settled through the issuance of Allied common stock at the effective time of the merger, and the average closing prices of Republic’s common stock for the five-day period around June 23, 2008 (the announcement date), approximately 196.2 million shares of Republic’s common stock valued at $6,127.3 million would be issued to Allied shareholders to effect the transaction.

In addition, Allied has stock options, restricted stock and other equity-based awards outstanding under the terms of its various equity-based incentive compensation plans and certain other agreements. Under the terms of these agreements, substantially all of these awards will become fully vested upon a change in control, as defined in the agreements. In accordance with the merger agreement, the stock options and any remaining unvested restricted stock will be converted into Republic equity-based awards with like terms and conditions (except for the acceleration of the vesting of the awards as a result of the merger) at the effective time of the merger using the Exchange Ratio. As of June 30, 2008, approximately 7.8 million stock options and unvested other equity-based awards are expected to be issued in exchange for Allied’s outstanding equity-based awards as of the effective date of the merger. Under Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), the total fair value for these stock options and unvested other equity-based awards of approximately $70.0 million (based on the average closing prices of Republic’s common stock for the five-day period around June 23, 2008 (the announcement date)), will be recorded to additional paid-in capital as a component of purchase price. Exercises of the vested stock options after the effective time of the merger would provide cash proceeds to the combined company.

The preliminary purchase price, including Republic’s common stock to be issued in exchange for Allied’s outstanding common stock, the conversion of Allied’s outstanding stock options and unvested restricted stock awards into Republic equity-based awards, Allied’s debt and Republic’s estimated transaction costs, is calculated as follows as if the transaction were consummated on June 30, 2008 (in millions, except Exchange Ratio, per share and per unit data):

Value of Republic common stock issued as consideration:
Shares of Allied’s common stock outstanding on June 30, 2008	433.2
Assumed vesting of outstanding equity-based awards and issuance of shares of Allied common stock in settlement thereof (excluding stock options)	2.7

	435.9
Exchange Ratio	.45

Shares of Republic common stock issued in exchange for Allied common stock outstanding	196.2
Average per share closing price of Republic’s common stock for the five-day period around the announcement date of June 23, 2008	$31.23

Value of Republic common stock issued in exchange for Allied common stock outstanding		$6,127.3
Value of Republic stock options issued as consideration:
Number of Allied stock options outstanding as of June 30, 2008 (assumed fully vested)	17.3
Exchange Ratio	.45

Number of Republic stock options issued in exchange for Allied stock options outstanding	7.8
Average fair value per Republic stock option issued	$8.88

Value of Republic stock options issued in exchange for Allied stock options outstanding	$69.3
Value of Republic unvested other equity-based awards issued to retained directors	$.7

Value of Republic stock options and unvested other equity-based awards issued to replace Allied stock options and unvested restricted stock outstanding		70.0
Debt, fair value		6,580.4
Less: Cash acquired		(69.4)
Transaction costs		48.8

Total preliminary purchase price		$12,757.1

The total preliminary purchase price of $12,757.1 million is allocated as follows in the accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2008 (in millions):

Historical book value of Allied’s net assets	$4,107.2
Less:
Goodwill, book value	(8,020.1)
Other intangible assets, book value	(10.1)
Cash acquired	(69.4)
Debt, book value	6,578.1
Purchase price allocation adjustments:
Landfill development costs, adjustment to fair value	310.8
Goodwill	9,354.4
Other intangible assets	491.0
Other assets, adjustments to fair value	(117.6)
Accrued landfill and environmental costs, fair value adjustment	(72.9)
Deferred taxes on adjustments to fair value	205.7

Purchase price	$12,757.1

(d)	Other Intangible Assets

The pro forma adjustment to other intangible assets includes the reversal of Allied’s other intangible assets, net as of June 30, 2008 of $10.1 million.

Intangible assets that are expected to be recorded in the purchase price allocation for the merger consist of the following:

	Preliminary
	Fair Value		Pro Forma
	of Other	Estimated	Adjustment
	Intangible	Useful	to Annual
	Assets	Life	Amortization
Other Intangible Assets	(in millions)	(in years)	(in millions)

Customer relationships	$400.0	10	$40.0
Franchise agreements	70.0	9	7.8
Other municipal agreements	20.0	3	6.7
Non-compete agreements	1.0	2	.5

Total	$491.0		$55.0

The pro forma fair values for the intangibles assets to be acquired were determined by identifying potential assets using the intangible asset criteria of SFAS 141. All of Allied’s projected revenue streams and their related profits were then used to analyze the potential intangible assets. The intangible assets identified that were determined to have value as a result of the analysis include the customer relationships, franchise agreements, other municipal agreements and non-compete agreements. The preliminary fair values for these intangible assets are reflected in the table above. Other intangible assets were identified that are considered to be components of either property and equipment or goodwill under GAAP, including the value of the permitted and probable airspace at Allied’s landfills (property and equipment), the going concern element of Allied’s business (goodwill) and its assembled workforce (goodwill). The going concern element represents the ability of an established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those assets had to be acquired separately. A substantial portion of this going concern element acquired is represented by Allied’s infrastructure of market-based collection routes and its related integrated waste transfer and disposal channels, whose value has been included in goodwill in accordance with SFAS 141.

(e)	Other Assets

Deferred Financing Costs, Net.  The pro forma adjustment to other assets includes the reversal of Allied’s deferred financing costs, net of $70.8 million, which is related to adjusting the debt assumed from Allied to fair value, and the addition of Republic’s debt issuance costs of $12.9 million for obtaining certain amendments and additional financing. For further information, see (a) Cash and Cash Equivalents above.

Defined Benefit Pension Plan Asset.  The pro forma adjustment to other assets also includes a reversal of Allied’s accumulated balance in other comprehensive income (loss) as of June 30, 2008 primarily related to its defined benefit pension plan of $29.5 million and the reversal of the related deferred taxes of $17.3 million. The other comprehensive loss primarily represents the unamortized net actuarial loss on the pension plan assets. The total pro forma adjustment of ($46.8) million is recorded gross to Allied’s defined benefit pension plan asset (in other assets), thus adjusting the pension plan asset to represent the fair value of the plan’s assets in excess of the projected benefit obligation as of June 30, 2008. The fair value that will be recorded for the defined benefit pension plan asset in the final purchase price allocation will be actuarially determined as of the effective time of the merger and could be materially different from the value reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet.

Summary of Adjustments:

A summary of the pro forma adjustments to other assets described above is as follows (in millions):

	Pro Forma Adjustments
		Addition
	Reversal	of Amounts
	of Allied’s	For Combined
	Amounts	Company	Total

Deferred financing costs, net	$(70.8)	$12.9	$(57.9)
Defined benefit pension plan asset	(46.8)	—	(46.8)

	$(117.6)	$12.9	$(104.7)

(f)	Debt

The pro forma adjustment to debt includes the reversal of the current and long-term debt assumed from Allied of $402.3 million and $6,175.8 million, respectively, totaling $6,578.1 million, and the addition of the fair value of the acquired debt based upon quoted market prices. The fair value of the current and long-term portions of the acquired debt as of June 30, 2008 is $402.3 million and $6,178.1 million, respectively, totaling $6,580.4 million.

Republic has obtained a revolving credit facility in the amount of $1.75 billion at a variable interest rate of approximately 4.3% (which is subject to change based on changes in LIBOR) and has amended its existing $1.0 billion unsecured revolving credit facility. These facilities will replace Allied’s $1.575 billion revolving credit facility due March 2012, Allied’s $806.7 million term loan due March 2014, Allied’s $485.0 million institutional letter of credit facility due March 2014, and Allied’s $25.0 million incremental revolving letter of credit facility due March 2012. Allied’s other debt will remain outstanding immediately following the merger.

The new facility will also be used as a source of funding, as needed, to support the operations of the combined company, including supporting the issuance of letters of credit.

The combined company may be required to dispose of certain operations in order to obtain regulatory approval for the merger. Proceeds from the business dispositions may be used to reduce outstanding debt and may also be used for other general corporate purposes.

(g)	Accrued Landfill and Environmental Costs

The pro forma adjustment to accrued landfill and environmental costs includes the reversal of Allied’s current and long-term asset retirement obligations recorded as of June 30, 2008 of $67.3 million and

$652.0 million, respectively, and an estimate of the purchase price allocation for the acquired current and long-term asset retirement obligations to be recorded by Republic for Allied’s landfills as of June 30, 2008 of $67.3 million and $724.9 million, respectively. Both Allied and Republic record asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), to recognize future obligations for final capping, closure and post-closure costs with respect to landfills they own or operate. Final capping, closure and post-closure costs include estimated future expenditures for final capping and closure of landfills, and estimated costs for providing required post-closure monitoring and maintenance of landfills. These costs are developed in today’s dollars and inflated each year up to the year they are expected to be paid. These inflated costs are then discounted to their present value using a company-specific credit-adjusted, risk-free rate. The liabilities recorded for asset retirement obligations as of a balance sheet date represent the present value of the companies’ asset retirement obligations incurred to date for waste taken into the landfills. The net pro forma adjustment is primarily due to a change in the credit-adjusted, risk-free rate used to calculate Allied’s asset retirement obligations recorded. Allied’s credit-adjusted, risk-free rate used for recognizing asset retirement obligations was approximately 8.0% for the year ended December 31, 2007 and the six months ended June 30, 2008. From the adoption of SFAS 143 in 2003 through 2006, Allied’s credit-adjusted, risk-free rate for recognizing asset retirement obligations ranged from 8.5% to 9.0%. Republic’s estimated credit-adjusted, risk-free rate used to revalue the acquired asset retirement obligations, after giving effect to the merger, is 7.5%.

Republic’s credit-adjusted, risk-free rate used for recognizing asset retirement obligations has traditionally been lower than its rate will be after giving effect to the merger. For example, its fiscal year 2007 rate for recording asset retirement obligations was 6.5%. A change in its credit-adjusted, risk-free rate subsequent to the merger will prospectively impact the asset retirement obligations Republic will record for the landfills it presently owns, and it will also impact its future asset retirement obligation amortization expense and accretion expense for these landfills.

(h)	Deferred Tax Assets and Liabilities

The merger is expected to be non-taxable to the respective companies. The preliminary pro forma adjustment to deferred tax liabilities of $205.7 million has been recognized for the difference between Allied’s tax bases and Republic’s pro forma fair values for the assets acquired and the liabilities assumed, where applicable, using an estimated combined company federal and state statutory income tax rate of 38.0%.

(i)	Equity

The pro forma adjustment to equity includes, as of June 30, 2008, the elimination of Allied’s equity of $4,136.7 million (excluding other comprehensive income), the market value of Republic’s common stock issued in exchange for Allied’s outstanding common stock of $6,127.3 million, and the SFAS 123(R) adjustment to additional paid-in capital of $70.0 million discussed in (c) Goodwill above for the conversion of Allied’s outstanding stock options and unvested restricted stock awards into Republic equity-based awards. It also includes the estimated equity issuance costs of $1.8 million, which decrease equity.

In addition, Republic has stock options, restricted stock and other equity-based awards outstanding under the terms of its various equity-based incentive compensation plans and certain other agreements. In general, under the terms of these agreements, these awards will become fully vested upon a change in control, as defined in the agreements. Compensation expense of approximately $11.6 million (based on the average closing prices of Republic’s common stock for the five-day period around June 23, 2008 (the announcement date)) will be recognized as of the effective time of the merger for the acceleration of the vesting of these equity-based awards. This compensation expense will not be recorded in the purchase price allocation for the acquisition of Allied, and, therefore, is not included as a pro forma adjustment to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

The accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet for Allied includes $230.0 million of senior subordinated convertible debentures that are convertible into 11.3 million shares of Allied common stock at a conversion price of $20.43 per share. Due to the presently unfavorable consequences of conversion, the pro forma adjustments as of June 30, 2008 do not assume the conversion of these debentures.

(j)	Depreciation, Amortization and Depletion

Landfill Development Asset Amortization Expense:  The pro forma adjustments to depreciation, amortization and depletion expense include reversals of Allied’s amortization expense recorded on its landfill assets of $229.5 million and $113.6 million for the fiscal year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

The pro forma adjustments include the addition of periodic amortization expense resulting from the pro forma adjustment to the Unaudited Pro Forma Condensed Consolidated Balance Sheet to record the acquired landfill assets at an amount based on their fair value. This amortization expense includes expected future landfill development costs as of the assumed date of acquisition amortized on a units-of-consumption basis over the remaining lives of the landfills. The remaining average useful life of the landfill assets, including both permitted and probable expansion airspace, is 38 years. The adjustments also include the estimated amortization expense for the asset retirement obligations recorded as part of the purchase price allocation for the merger, based on landfill airspace consumed during the period. Pro forma adjustments to amortization expense of $243.7 million and $124.4 million are reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. See (b) Property and Equipment and (g) Accrued Landfill and Environmental Costs above for further information.

Other Intangible Asset Amortization Expense:  The pro forma adjustments to depreciation, amortization and depletion expense include reversals of Allied’s amortization expense recorded on its other intangible assets of $.7 million and $.7 million for the fiscal year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

The adjustments also include the estimated periodic amortization expense for the other intangible assets recorded as part of the purchase price allocation for the merger. No amortization is recognized for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” A pro forma adjustment to annual amortization expense of $55.0 million is reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Statement of Income from Continuing Operations for the year ended December 31, 2007. One half of this pro forma adjustment to annual amortization expense, or $27.5 million, is reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Income from Continuing Operations for the six months ended June 30, 2008. See (d) Other Intangible Assets above for further information concerning the composition of and the useful lives for other intangible assets.

Summary of Adjustments:

A summary of the pro forma adjustments to depreciation, amortization and depletion expense described above is as follows (in millions):

	Pro Forma Adjustments
		Addition
	Reversal	of Amounts
	of Allied’s	for Combined
	Amounts	Company	Total

For the Fiscal Year Ended December 31, 2007:
Landfill asset amortization expense	$(229.5)	$243.7	$14.2
Other intangible asset amortization expense	(.7)	55.0	54.3

	$(230.2)	$298.7	$68.5

	Pro Forma Adjustments
		Addition
	Reversal	of Amounts
	of Allied’s	for Combined
	Amounts	Company	Total

For the Six Months Ended June 30, 2008:
Landfill asset amortization expense	$(113.6)	$124.4	$10.8
Other intangible asset amortization expense	(.7)	27.5	26.8

	$(114.3)	$151.9	$37.6

(k)	Accretion

The pro forma adjustments to accretion expense include reversals of Allied’s accretion expense recorded on its asset retirement obligations of $53.2 million and $28.6 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

The adjustments also include the estimated accretion expense for the asset retirement obligations recorded as part of the purchase price allocation for the merger. Changes in asset retirement obligations due to the passage of time are measured by recognizing accretion expense in a manner that results in a constant effective interest rate being applied to the average carrying amount of the liability. Pro forma adjustments to annual accretion expense of $54.5 million and $28.8 million are reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

(l)	Sales, General and Administrative Expenses

Pro forma adjustments have been made to sales, general and administrative expenses to reverse the amortization of prior service costs and net actuarial losses recorded by Allied related to its defined benefit pension plan. The adjustments reverse expenses of $5.7 million and $.6 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, based on the assumption that the pension plan assets are restated to fair value as of January 1, 2007.

At the effective time of the merger, Republic expects to incur certain expenses for employee compensation and benefits as a result of the change in control provisions in its various employee benefit plans and employment agreements. These expenses are not included in the Unaudited Pro Forma Condensed Consolidated Income Statements presented as they will not be recurring expenses of Republic subsequent to the merger. These expenses will include estimated incremental incentive plan payments of approximately $5.6 million, compensation expense for the accelerated vesting of Republic’s equity-based awards of approximately $11.6 million and other severance expenses that cannot be estimated at this time.

(m)	Loss from Divestitures and Asset Impairments

Allied’s historical statements of income include losses from divestitures and asset impairments of $40.5 million and $23.8 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.

(n)	Interest Expense and Other

The Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations assume that all of Allied’s debt is recorded at fair value as of January 1, 2007. As a result, pro forma adjustments to interest expense and other include reversals of Allied’s amortization of its debt premiums and discounts, amortization of its deferred financing costs and the write-off of $8.3 million of deferred financing costs made in connection with early extinguishments of debt in 2007. Such pro forma adjustments total $28.9 million and $8.8 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. Allied’s interest expense and other of $538.4 million for the year ended December 31,

2007 included $59.6 million of charges related to early extinguishment of debt, including write-offs of deferred financing costs of $8.3 million.

The pro forma adjustments include the addition of amortization of Republic’s pro forma deferred financing costs and amortization of the adjustments to fair value for the debt totaling $10.8 million and $5.5 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. See (f) Debt above for further information.

A .125% change in interest rates on the acquisition-related variable rate debt would increase (decrease) interest expense by approximately $1.8 million for the year ended December 31, 2007, and by approximately $.9 million for the six months ended June 30, 2008.

(o)	Provision for Income Taxes

Income tax expense has been provided for the income tax effect of the pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations at an estimated combined company federal and state statutory rate of 38.0%.

(p)	Earnings per Share

The calculations for pro forma earnings per share assume the conversion of each outstanding share of Allied common stock into the right to receive .45 shares of Republic common stock as of the effective time of the merger. Diluted earnings per share assumes the conversion of Allied’s manditorily convertible preferred stock into 60.7 million shares of Allied common stock to have taken place as of January 1, 2007. Allied’s manditorily convertible preferred stock was converted during the six months ended June 30, 2008. In addition, as the terms of Allied’s equity-based incentive compensation plans and certain other agreements require the accelerated vesting of substantially all of Allied’s unvested awards as of the effective date of the merger, the calculations for the pro forma earnings per share assume that substantially all of Allied’s stock options, restricted stock and other equity-based awards are fully vested during the periods presented.

(q)	Merger-Related Costs

The pro forma adjustment to merger-related costs includes the reversal of Allied’s merger-related expenses recorded during the six months ended June 30, 2008. These items have been excluded from the Unaudited Pro Forma Condensed Consolidated Statements of Income from Continuing Operations as they are nonrecurring charges that are directly attributable to the transaction.

LEGAL MATTERS

Akerman Senterfitt has provided an opinion regarding the validity of the Republic common stock to be issued to Allied stockholders in the merger. As a condition to completion of the merger, Republic will have received an opinion from Akerman Senterfitt, and Allied will have received an opinion from Mayer Brown LLP, in each case, dated as of the effective time of the merger, to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements of Republic appearing in Republic’s Annual Report (Form 10-K, as amended on Form 10-K/A, filed May 5, 2008) for the year ended December 31, 2007 (including the schedule appearing therein), and the effectiveness of Republic’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

The financial statements of Allied Waste Industries, Inc. incorporated in this registration statement by reference to Allied’s Current Report on Form 8-K dated May 5, 2008 and the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Allied Waste Industries, Inc. incorporated in this registration statement by reference to Allied’s Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Browning-Ferris Industries, LLC incorporated in this registration statement by reference to Allied’s Current Report on Form 8-K dated May 5, 2008 and the financial statement schedules of Browning-Ferris Industries, LLC incorporated in this registration statement by reference to Allied’s Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Republic

Republic held its annual meeting of stockholders on May 16, 2008. Republic stockholders who wish to present proposals for inclusion in the proxy statement relating to Republic’s annual meeting of stockholders to be held in 2009 may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934, which is referred to as the Exchange Act. To be eligible for inclusion in the proxy statement relating to Republic’s annual meeting in 2009, stockholder proposals must be received by Republic’s Secretary on or before the close of business on December 1, 2008.

If a Republic stockholder intends to present a proposal at Republic’s annual meeting of stockholders to be held in 2009, but does not intend to have it included in Republic’s proxy statement for such meeting, the proposal must be delivered to the Secretary of Republic at Republic’s principal executive offices between January 16, 2009 and February 15, 2009.

Allied

Allied held its annual meeting of stockholders on May 22, 2008. If the merger agreement is adopted and the merger is approved by the requisite vote of the Allied stockholders and the merger is completed, Allied will become a wholly owned subsidiary of Republic and, consequently, will not hold an annual meeting of its stockholders in 2009. Allied stockholders that receive Republic common stock will be entitled to participate, as stockholders of the combined company, in the 2009 annual meeting of stockholders of the combined company.

If the merger agreement is not adopted and the merger is not approved by the requisite vote of the Allied stockholders or if the merger is not completed for any reason, Allied will hold an annual meeting of its stockholders in 2009.

In the event that Allied holds a 2009 annual meeting of its stockholders, stockholders interested in presenting a proposal for inclusion in Allied’s proxy statement and proxy relating to Allied’s 2009 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and Allied’s bylaws. To be eligible for inclusion in the proxy statement relating to the Allied’s 2009 annual meeting, stockholder proposals must have been received by Allied’s Corporate Secretary on or before the close of business on December 11, 2008. In general, any stockholder proposal to be considered at the 2009 annual meeting but not included in the proxy statement must be submitted in writing to and received by the Corporate Secretary at the principal executive offices of Allied between January 22, 2009 and February 21, 2009.

WHERE YOU CAN FIND MORE INFORMATION

Republic and Allied file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any of this information filed at the SEC’s public reference rooms located at:

Public Reference Room
100 F Street, N.E.
Room 1024
Washington, DC 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Republic’s and Allied’s SEC filings are also available at the office of the NYSE.

Republic has filed a registration statement on Form S-4 to register with the SEC the Republic common stock to be issued to Allied stockholders upon completion of the merger. This document is a part of that registration statement and constitutes a prospectus of Republic, in addition to being a proxy statement of Republic and Allied for their respective meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Republic and Allied to incorporate by reference information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus.

This document incorporates by reference the documents listed below that Republic and Allied have previously filed with the SEC. These documents contain important business and financial information about Republic and Allied that is not included in or delivered with this joint proxy statement/prospectus.

Republic SEC Filings
(File No. 1-14267)	Period

Annual Report on Form 10-K	For the fiscal year ended December 31, 2007, as amended on Form 10-K/A, filed with the Commission on May 5, 2008
Quarterly Reports on Form 10-Q	Quarters ended: March 31, 2008 and June 30, 2008
Current Reports on Form 8-K	Filed on: February 5, 2008, June 16, 2008, June 23, 2008, June 23, 2008, July 28, 2008, August 5, 2008, August 6, 2008 and September 24, 2008
Proxy Statement on Schedule 14A	Filed on: April 2, 2008
The description of Republic common stock set forth in its Registration Statements on Form 8-A	Filed on: June 30, 1998 and July 28, 2008

Allied SEC Filings
(File No. 1-14705)	Period

Annual Report on Form 10-K	For the fiscal year ended December 31, 2007
Quarterly Reports on Form 10-Q	Quarters ended: March 31, 2008 and June 30, 2008
Current Reports on Form 8-K	Filed on: April 10, 2008, May 6, 2008, June 16, 2008, June 23, 2008, August 6, 2008 and September 23, 2008
Proxy Statement on Schedule 14A	Filed on: April 10, 2008

Republic and Allied are also incorporating by reference additional documents that they file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the special meetings.

Republic supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Republic, and Allied supplied all such information relating to Allied.

Documents incorporated by reference are available without charge from Republic and Allied, as applicable, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this joint proxy statement/prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Republic Services, Inc.	Allied Waste Industries, Inc.
110 S.E. 6th Street, 28th Floor	18500 North Allied Way
Fort Lauderdale, FL 33301	Phoenix, AZ 85054
Attention: Investor Relations	Attention: Investor Relations
Telephone: (954) 769-2400	Telephone: (480) 627-2700
website: www.republicservices.com	website: www.alliedwaste.com

If you wish to request documents, the applicable company must receive your request by November 6, 2008 in order to receive them before the special meetings.

Neither Republic nor Allied has authorized anyone to give any information or make any representation about the merger or the two companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Akerman Senterfitt has provided an opinion regarding the validity of the Republic common stock to be issued to Allied stockholders in the merger. As of the date of this Registration Statement, certain attorneys employed by Akerman Senterfitt beneficially own shares of Republic common stock.

ANNEX A — AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

dated as of June 22, 2008

by and among

REPUBLIC SERVICES, INC.,

RS MERGER WEDGE, INC.

and

ALLIED WASTE INDUSTRIES, INC.

Annex A-1

Page

ARTICLE I DEFINITIONS		Annex A-6

ARTICLE II THE MERGER		Annex A-15

Section 2.01	The Merger	Annex A-15

Section 2.02	Effective Time	Annex A-16

Section 2.03	Closing	Annex A-16

Section 2.04	Conversion of Shares	Annex A-16

Section 2.05	Surrender and Payment	Annex A-16

Section 2.06	Equity Awards	Annex A-18

Section 2.07	Fractional Shares	Annex A-19

Section 2.08	Withholding Rights	Annex A-19

Section 2.09	Lost, Stolen or Destroyed Certificates	Annex A-19

Section 2.10	Adjustments	Annex A-19

ARTICLE III THE SURVIVING CORPORATION; REPUBLIC BY-LAWS		Annex A-19

Section 3.01	Certificate of Incorporation of the Surviving Corporation	Annex A-19

Section 3.02	By-laws of the Surviving Corporation	Annex A-19

Section 3.03	Directors and Officers of the Surviving Corporation	Annex A-19

Section 3.04	Republic Charter Amendment	Annex A-20

Section 3.05	By-laws of Republic	Annex A-20

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ALLIED		Annex A-20

Section 4.01	Organization, Standing and Power	Annex A-20

Section 4.02	Allied Subsidiaries	Annex A-20

Section 4.03	Capital Structure	Annex A-20

Section 4.04	Authorization; Validity of Agreement; Necessary Action	Annex A-21

Section 4.05	No Conflicts; Consents	Annex A-21

Section 4.06	SEC Documents; Financial Statements; Undisclosed Liabilities	Annex A-22

Section 4.07	Information Supplied	Annex A-23

Section 4.08	Absence of Certain Changes or Events	Annex A-23

Section 4.09	Taxes	Annex A-23

Section 4.10	Benefit Plans	Annex A-24

Section 4.11	Employment and Labor Matters	Annex A-25

Section 4.12	Litigation	Annex A-25

Section 4.13	Compliance with Applicable Laws	Annex A-26

Annex A-2

Page

Section 4.14	Contracts	Annex A-26

Section 4.15	Intellectual Property	Annex A-27

Section 4.16	Real Estate	Annex A-27

Section 4.17	Environmental Matters	Annex A-28

Section 4.18	Brokers	Annex A-29

Section 4.19	Opinion of Financial Advisor	Annex A-29

Section 4.20	State Takeover Statutes	Annex A-29

Section 4.21	Rights Plan	Annex A-29

Section 4.22	Ownership of Republic Common Stock; Section 203 of the DGCL	Annex A-29

Section 4.23	Interests in Competitors	Annex A-29

Section 4.24	Insurance	Annex A-29

ARTICLE V REPRESENTATIONS AND WARRANTIES OF REPUBLIC AND MERGER SUB		Annex A-29

Section 5.01	Organization, Standing and Power	Annex A-30

Section 5.02	Republic Subsidiaries	Annex A-30

Section 5.03	Capital Structure	Annex A-30

Section 5.04	Authorization; Validity of Agreement; Necessary Action	Annex A-31

Section 5.05	No Conflicts; Consents	Annex A-31

Section 5.06	SEC Documents; Financial Statements; Undisclosed Liabilities	Annex A-32

Section 5.07	Information Supplied	Annex A-33

Section 5.08	Absence of Certain Changes or Events	Annex A-33

Section 5.09	Taxes	Annex A-33

Section 5.10	Benefit Plans	Annex A-34

Section 5.11	Employment and Labor Matters	Annex A-35

Section 5.12	Litigation	Annex A-35

Section 5.13	Compliance with Applicable Laws	Annex A-36

Section 5.14	Contracts	Annex A-37

Section 5.15	Intellectual Property	Annex A-37

Section 5.16	Real Estate	Annex A-37

Section 5.17	Environmental Matters	Annex A-38

Section 5.18	Brokers	Annex A-39

Section 5.19	Opinion of Financial Advisor	Annex A-39

Section 5.20	State Takeover Statutes	Annex A-39

Annex A-3

Page

Section 5.21	Rights Plan	Annex A-39

Section 5.22	Ownership of Allied Common Stock; Section 203 of the DGCL	Annex A-39

Section 5.23	Interests in Competitors	Annex A-39

Section 5.24	Insurance	Annex A-39

Section 5.25	Operations of Merger Sub	Annex A-39

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		Annex A-40

Section 6.01	Conduct of Business	Annex A-40

Section 6.02	No Solicitation	Annex A-44

ARTICLE VII ADDITIONAL AGREEMENTS		Annex A-47

Section 7.01	Preparation of the Form S-4 and Joint Proxy Statement/Prospectus	Annex A-47

Section 7.02	Stockholders Meeting; Recommendations	Annex A-47

Section 7.03	Access to Information; Confidentiality	Annex A-48

Section 7.04	Efforts to Consummate, Notification.	Annex A-48

Section 7.05	Tax Treatment	Annex A-50

Section 7.06	Indemnification; D&O Insurance	Annex A-50

Section 7.07	Public Announcements	Annex A-51

Section 7.08	Stock Transfer Taxes	Annex A-51

Section 7.09	Employee Matters	Annex A-51

Section 7.10	Section 16 Matters	Annex A-52

Section 7.11	Financing	Annex A-53

Section 7.12	Stock Exchange Listing	Annex A-54

Section 7.13	Notice of Certain Events	Annex A-54

Section 7.14	Certain Corporate Governance and Other Matters	Annex A-54

Section 7.15	Control of Operations	Annex A-54

Section 7.16	State Takeover Statutes	Annex A-54

ARTICLE VIII CONDITIONS PRECEDENT		Annex A-55

Section 8.01	Conditions to Each Party’s Obligation to Effect the Merger	Annex A-55

Section 8.02	Conditions to Obligation of Allied to Effect the Merger	Annex A-55

Section 8.03	Conditions to Obligation of Republic and Merger Sub to Effect the Merger	Annex A-56

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		Annex A-57

Section 9.01	Termination	Annex A-57

Section 9.02	Effect of Termination; Remedies	Annex A-58

Section 9.03	Amendment	Annex A-58

Annex A-4

Page

Section 9.04	Extension; Waiver	Annex A-58

ARTICLE X GENERAL PROVISIONS		Annex A-58

Section 10.01	Nonsurvival of Representations and Warranties; Disclosure Schedule	Annex A-58

Section 10.02	Notices	Annex A-58

Section 10.03	Fees and Expenses	Annex A-59

Section 10.04	Interpretation	Annex A-60

Section 10.05	Severability	Annex A-61

Section 10.06	Counterparts	Annex A-61

Section 10.07	Entire Agreement; No Third-Party Beneficiaries	Annex A-61

Section 10.08	Governing Law	Annex A-61

Section 10.09	Assignment	Annex A-61

Section 10.10	Enforcement	Annex A-61

Section 10.11	Submission to Jurisdiction	Annex A-61

Section 10.12	Acknowledgement	Annex A-62

Section 10.13	Waiver of Jury Trial	Annex A-63

EXHIBIT A REPUBLIC CHARTER AMENDMENT		A-1

EXHIBIT B NEW REPUBLIC BY-LAWS		B-1

Annex A-5

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 22, 2008 (this “Agreement”), is by and among Republic Services, Inc., a Delaware corporation (“Republic”), RS Merger Wedge, Inc., a Delaware corporation and a wholly owned subsidiary of Republic (“Merger Sub”), and Allied Waste Industries, Inc., a Delaware corporation (“Allied”).

RECITALS

WHEREAS, the respective boards of directors of each of Republic and Allied have determined that a business combination between Republic and Allied is fair to and in the best interests of their respective companies and stockholders and accordingly have approved and declared advisable this Agreement and the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the combination of Republic and Allied shall be effected by the terms of this Agreement through the Merger;

WHEREAS, in furtherance of the foregoing, the Board of Directors of each of Republic, Allied and Merger Sub has approved this Agreement and the Merger, upon the terms and subject to the conditions of this Agreement, pursuant to which each share of capital stock of Allied issued and outstanding immediately prior to the Effective Time (as defined below) will be converted into the right to receive shares of capital stock of Republic as set forth herein;

WHEREAS, Republic, in its capacity as sole stockholder of Merger Sub, has agreed to approve and adopt this Agreement and the Merger by written consent in accordance with the requirements of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), as provided for herein and shall approve and adopt this Agreement and the Merger immediately after the execution of this Agreement;

WHEREAS, Republic and Allied desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement (each, a “party” and collectively, the “parties”) agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” has the meaning set forth in Section 6.02(a).

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Allied” has the meaning set forth in the preamble hereto.

Annex A-6

“Allied Accounts Receivables Facility” has the meaning set forth in Section 7.11(b).

“Allied By-laws” means the by-laws of Allied, as amended to the date of this Agreement.

“Allied Charter” means the certificate of incorporation of Allied, as amended to the date of this Agreement.

“Allied Common Stock” means the common stock, par value $0.01 per share, of Allied.

“Allied Convertible Debt” means the 4.25% Senior Subordinated Convertible Debentures due 2034 of Allied.

“Allied Convertible Debt Indenture” means that certain Indenture dated as of April 20, 2004, between Allied and U.S. Bank, National Association, as Trustee, including all amendments thereto and all supplements thereto, as the same may be amended, modified, supplemented, restated, renewed or refinanced from time to time.

“Allied Covered Contract” has the meaning set forth in Section 6.01(a)(x).

“Allied Credit Facility” means the senior secured credit facility governed by the Credit Agreement, dated as of July 21, 1999, as amended and restated as of March 21, 2005, with JPMorgan Chase Bank, N.A., Citicorp North America, Inc, UBS Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands Branch, Wachovia Bank, National Association, Deutsche Bank Trust Company Americas, Fleet National Bank and the lenders party thereto, as amended November 14, 2005, March 30, 2006, July 26, 2006 and March 28, 2007, as the same may be amended, modified, supplemented, restated, renewed or refinanced from time to time.

“Allied Disclosure Schedule” means the disclosure schedule delivered by Allied to Republic concurrently with the execution of this Agreement.

“Allied DSU” means each Allied RSU that is deferred pursuant to the terms of any deferred compensation plan of Allied or any Allied Subsidiary.

“Allied Equity Award” means an Allied Stock Option, Allied Restricted Share, Allied RSU or Allied DSU.

“Allied Financial Statements” means the consolidated financial statements of Allied and the Allied Subsidiaries included in each of Allied’s Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and December 31, 2007, Allied’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 or any Allied SEC Document filed with the SEC after the date hereof, including in the case of year-end statements the report of the independent auditors thereon and in each case the footnotes thereto.

“Allied Plans” has the meaning set forth in Section 4.10(a).

“Allied Preferred Stock” means the preferred stock, par value $0.10 per share, of Allied.

“Allied Recommendation” has the meaning set forth in Section 7.02(a).

“Allied Restricted Share” means each share of restricted Allied Common Stock granted under a Allied Stock Plan.

“Allied RSU” means each restricted stock unit granted under an Allied Stock Plan.

“Allied SEC Documents” means all reports, schedules, forms, statements and other documents required to be filed with or furnished to the SEC by Allied since December 31, 2005.

“Allied Stock Awards” has the meaning set forth in Section 2.06(b).

“Allied Stock Option” means any option to purchase Allied Common Stock granted under an Allied Stock Plan.

Annex A-7

“Allied Stock Plans” means Allied’s: Amended and Restated 1991 Incentive Stock Plan; Amended and Restated 2006 Incentive Stock Plan; 1994 Amended and Restated Non-Employee Director Stock Option Plan; and 2005 Non-Employee Director Equity Compensation Plan.

“Allied Stockholder Approval” has the meaning set forth in Section 4.04(c).

“Allied Stockholder Meeting” has the meaning set forth in Section 7.02(a).

“Allied Subsidiaries” means the Subsidiaries of Allied.

“Antitrust Division” has the meaning set forth in Section 7.04(a).

“Antitrust Law” means The Sherman Antitrust Act, as amended, The Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger and acquisition.

“Applicable Tax Law” means any applicable Law relating to Taxes (including regulations and other official pronouncements of any Governmental Entity charged with interpreting such applicable Law).

“A-Sub” means Allied Waste North America, Inc., a Delaware corporation.

“A-Sub Senior Notes Indenture” means that certain Indenture dated as of December 23, 1998, among A-Sub, Allied, various Subsidiaries of Allied, and U.S. Bank Trust, National Association, as Trustee, including all amendments thereto and all supplements thereto, as the same may be amended, modified, supplemented, restated, renewed or refinanced from time to time.

“B-Sub” means Browning-Ferris Industries, LLC (f/k/a Browning-Ferris Industries, Inc.), a Delaware limited liability corporation.

“B-Sub Indenture” means the Restated Indenture dated as of September 1, 1991, between B-Sub and JPMorgan Chase Bank, N.A. (formerly Chase Bank of Texas, N.A.), as successor trustee to First City, Texas-Houston, N.A., including all amendments thereto and supplements thereto, as the same may be amended, modified, supplemented, restated, renewed or refinanced from time to time.

“Board of Directors” means, as to any Person, the board of directors of such Person.

“Burdensome Condition” has the meaning set forth in Section 7.04(c).

“Business Day” means any day, other than (a) any Saturday or Sunday or (b) any other day on which banks in the City of New York are authorized or required by Law to be closed for business.

“Certificate” or “Certificates” has the meaning set forth in Section 2.05(a).

“Certificate of Merger” has the meaning set forth in Section 2.02.

“Change in Allied Recommendation” has the meaning set forth in Section 7.02(a).

“Change in Republic Recommendation” has the meaning set forth in Section 7.02(b).

“Change in Recommendation” means a Change in Allied Recommendation or a Change in Republic Recommendation.

“Changing Party” has the meaning set forth in Section 6.02(f).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” means the date on which the Closing occurs.

“Code” has the meaning set forth in the recitals hereto.

“Confidentiality Agreement” means the confidentiality agreement, dated March 25, 2008, between Allied and Republic, as amended.

Annex A-8

“Consent” means any consent, approval, license, Permit, Order or authorization.

“Continuation Dates” has the meaning set forth in Section 7.09(a).

“Continuing Allied Directors” has the meaning set forth in Section 7.14(e).

“Continuing Republic Directors” has the meaning set forth in Section 7.14(e).

“Contract” means any contract, lease, license, indenture, note, bond, mortgage, agreement, instrument or other binding arrangement (whether written or oral).

“Covered Employees” has the meaning set forth in Section 7.09(a).

“Current Premium” has the meaning set forth in Section 7.06(b).

“DGCL” has the meaning set forth in the recitals hereto.

“Debt Financing” has the meaning set forth in Section 7.11(b).

“Effective Time” has the meaning set forth in Section 2.02.

“Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to the impacts of Hazardous Materials on human health, safety and welfare, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents and any transfer of ownership notification or approval statute (including the Industrial Site Recovery Act (N.J. Stat. Ann. § 13:1K-6 et seq.)), as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, injunctions, liens, institutional or engineering controls, use restrictions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Laws, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, in each case to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit or order or agreement with any Governmental Entity or other Person or which relates to any environmental, health or safety condition, violation of any Environmental Laws or a Release or threatened Release of Hazardous Materials, including any actual or alleged liability arising from a Release of Hazardous Materials for personal liability, property damage, natural resource damages or environmental response actions.

“Environmental Permits” means any Permit required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.05(a).

“Exchange Ratio” has the meaning set forth in Section 2.04(a).

“Expenses” has the meaning set forth in Section 10.03(d)(ii).

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“FTC” has the meaning set forth in Section 7.04(a).

“Filed Allied SEC Documents” means all Allied SEC Documents (excluding for purposes hereof the contents of exhibits thereto) that were filed with or furnished to the SEC and publicly available prior to the date of this Agreement.

“Filed Republic SEC Documents” means all Republic SEC Documents (excluding for purposes hereof the contents of exhibits thereto) that were filed with or furnished to the SEC and publicly available prior to the date of this Agreement.

“Form S-4” has the meaning set forth in Section 4.07.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, court, agency, department, division, commission, body or other legislative, executive or judicial governmental entity, including any subdivision thereof.

“Hazardous Materials” means any material, substance or waste that is (i) regulated, monitored or subject to reporting under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances, or (ii) a basis for potential liability to any Government Entity or third party under any Environmental Law.

“Hedging Agreement” means any Interest Rate Protection Agreement or commodity price protection agreement or other commodity price hedging arrangement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indemnified Parties” has the meaning set forth in Section 7.06(a).

“Indentures” means the Allied Convertible Debt Indenture, the A-Sub Senior Notes Indenture and the B-Sub Indenture.

“Insiders” has the meaning set forth in Section 7.10.

“Intellectual Property” means all intellectual property rights, including patents, proprietary inventions, technology, discoveries, processes, formulae and know-how, copyrights and rights in copyrightable works (including software, databases, software applications and code, computer systems and networks, website content, and related documentation), trademarks, service marks, trade names, logos, domain names, trade dress and other source indicators, trade secrets, confidential and proprietary customer data and other confidential and proprietary information.

“Interest Rate Protection Agreement” means any interest rate protection agreement or foreign currency exchange agreement or other interest or currency exchange rate hedging agreement.

“IRS” means the U.S. Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 7.01.

“Knowledge” means (i) with respect to Allied, the actual knowledge of John Zillmer, Donald Slager, Peter Hathaway, Timothy Donovan, Edward Evans and John Quinn and (ii) with respect to Republic, the actual knowledge of James O’Connor, Tod Holmes, Michael Cordesman, David Barclay and Brian Bales.

“Laws” means all federal, state, local or foreign laws, common law, statutes, ordinances, codes, rules, regulations, Orders and decrees of Governmental Entities.

“Liens” means pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.

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“Losses” has the meaning set forth in Section 7.06(a).

“Material Adverse Effect” means, with respect to either party, any change, event or occurrence that has a material adverse effect on the assets and liabilities (taken as a whole), financial condition or business of that party and of its Subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event or occurrence resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such conditions do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (ii) changes in general legal, tax, regulatory, political or business conditions in the jurisdictions in which that party or any of its Subsidiaries operates (provided that such conditions do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (iii) general market or economic conditions in the industry in which that party or any of its Subsidiaries operates (provided that such conditions do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (iv) actions contemplated by the parties in connection with this Agreement; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, the consummation of the transactions contemplated by this Agreement or any public communications by the other party regarding this Agreement or the transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with lenders, investors, venture partners or employees (provided that a negative impact on relationships with customers or vendors, taken as a whole, may be taken into account in determining whether a Material Adverse Effect has occurred) (and provided, further that the exception in this clause (v) shall not affect the representations and warranties of (A) Allied in Section 4.05 or (B) Republic in Section 5.05, as applicable); (vi) changes after the date of this Agreement in applicable United States or foreign, federal, state or local Law or interpretations thereof (provided that such changes do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); (vii) changes in generally accepted accounting principles or the interpretation thereof; (viii) any action taken pursuant to or in accordance with this Agreement or at the request or with the consent of the other party; (ix) any failure by that party to meet any projections, guidance, estimates, forecasts or milestones or financial or operating predictions for or during any period ending (or for which results are released) on or after the date hereof (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (x) any Proceeding arising from or relating to the Merger or the transactions contemplated by this Agreement; (xi) a decline in the price of that party’s Common Stock (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a Material Adverse Effect has occurred); (xii) labor conditions in the industry in which that party or any of its Subsidiaries operates (provided that such conditions do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and (xiii) any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of an y such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (provided that such conditions do not affect that party or any of its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies operating in the same industry); and provided, in the event any such change, event or occurrence identified in subsection (i), (ii), (iii), (vi), (xii) or (xiii) does adversely affect a party or its Subsidiaries in a materially disproportionate manner (after giving effect to the impact of such change, event or occurrence at the level of impact generally experienced by other companies operating in the same industry), such change, event or occurrence shall be considered in determining whether a Material Adverse Effect has occurred only to the extent of the disproportionate impact on the party and its Subsidiaries, taken as a whole.

“Material Allied Contracts” means any of the following Contracts: (a) those Contracts which are filed as exhibits to the Allied SEC Documents; (b) those franchise Contracts pursuant to which Allied or any Allied

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Subsidiaries generated an aggregate of $5,000,000 or more in revenues during the twelve-month period immediately preceding the date hereof; and/or (c) the Material Allied Real Property Leases.

“Material Allied Leased Real Property” has the meaning set forth in Section 4.16(a).

“Material Allied Owned Real Property” means any parcel of real estate owned by Allied or any Allied Subsidiary being operated as a landfill site as of the date hereof having a size of five hundred (500) acres or more.

“Material Allied Real Property” has the meaning set forth in Section 4.16(a).

“Material Allied Real Property Lease” means any lease of real property providing for the payment by Allied or any Allied Subsidiaries of aggregate annual rental payments of $1,000,000 or more.

“Material Republic Contracts” means any of the following Contracts: (a) those Contracts which are filed as exhibits to the Republic SEC Documents; (b) those franchise Contracts pursuant to which Republic or any Republic Subsidiaries generated an Aggregate of $5,000,000 or more in revenues during the twelve-month period immediately preceding the date hereof; and/or (c) the Material Republic Real Property Leases.

“Material Republic Leased Real Property” has the meaning set forth in Section 5.16(a).

“Material Republic Owned Real Property” means any parcel of real estate owned by Republic or any Republic Subsidiary being operated as a landfill site as of the date hereof having a size of five hundred (500) acres or more.

“Material Republic Real Property” has the meaning set forth in Section 5.16(a).

“Material Republic Real Property Lease” means any lease of real property providing for the payment by Republic or any Republic Subsidiary of aggregate annual rental payments of $1,000,000 or more.

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 2.04(a).

“Merger Sub Common Stock” has the meaning set forth in Section 5.03(b).

“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.

“Multiemployer Plan” has the meaning set forth in Section 4001(a)(3) of ERISA.

“New Benefit Plans” has the meaning set forth in Section 7.09(a).

“New Republic By-laws” has the meaning set forth in Section 3.05.

“NYSE” means the New York Stock Exchange.

“Order” means, with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction affecting such Person or any of its properties.

“ordinary and usual course of business” means an action taken by a Person that is in the ordinary course of business of such Person and consistent with the past practices of such Person or with reasonable practices in the industry in which the Person operates.

“Other Allied Equity Award” means an award under any Allied Stock Plan other than a Allied Restricted Share, Allied Stock Option or Allied RSU.

“Outside Date” has the meaning set forth in Section 9.01(b)(i).

“party” has the meaning set forth in the recitals hereto.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permit” means any license, franchise, permit, consent, variance, exemption, approval, order, certificate, certification, registration, authorization, declaration or filing.

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“Permitted Liens” means, as to a Person, (a) statutory Liens of carriers, warehousemen, mechanics, repairmen, workmen and materialmen incurred in the ordinary and usual course of business for amounts not yet overdue or being contested in good faith, (b) Liens for Taxes not yet due and payable or being contested in good faith in appropriate proceedings during which collection or enforcement is stayed, (c) Liens securing any indebtedness of the Person or its Subsidiaries existing on the date of this Agreement or any refinancing thereof or any indebtedness not prohibited to be incurred by the Person or any of its Subsidiaries under the terms of this Agreement and (d) Liens that, in the aggregate, do not and will not materially interfere with the ability of the Person and its Subsidiaries, taken as a whole, to conduct business as currently conducted.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, company, limited liability company, trust, joint venture, estate, association, organization or other entity or Governmental Entity.

“Proceedings” means any action, arbitration, proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, including receipt of any notice of violation or potential liability or sanctions under any Environmental Laws.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“Representatives” has the meaning set forth in Section 6.02(a).

“Republic” has the meaning set forth in the preamble hereto.

“Republic Board” means the Board of Directors of Republic.

“Republic By-laws” means the by-laws of Republic, as amended to the date of this Agreement.

“Republic Charter” means the certificate of incorporation of Republic, as amended to the date of this Agreement.

“Republic Charter Amendment” has the meaning set forth in Section 3.04.

“Republic Common Stock” means the common stock, par value $0.01 per share, of Republic.

“Republic Covered Contract” has the meaning set forth in Section 6.01(b)(x).

“Republic Credit Facility” means the unsecured revolving credit facility governed by the Credit Agreement, dated as of April 26, 2007, among Republic, Bank of America, N.A., Citibank, N.A., JPMorgan Chase Bank, N.A., Barclays Bank PLC and Suntrust Banc, Banc of America Securities LLC and Citigroup Global Markets Inc. and the lenders party thereto, as the same may be amended, modified, supplemented, restated, renewed or refinanced from time to time.

“Republic DSU” means each deferred stock unit granted under a Republic Stock Plan.

“Republic Disclosure Schedule” means the disclosure schedule delivered by Republic to Allied concurrently with the execution of this Agreement.

“Republic Equity Award” means a Republic Stock Option, Republic Restricted Share, Republic RSU or Republic DSU.

“Republic Financial Statements” means the consolidated financial statements of Republic and the Republic Subsidiaries included in each of Republic’s Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and December 31, 2007, Republic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 or any Republic SEC Document filed with the SEC after the date hereof, including in the case of year-end statements the report of the independent auditors thereon and in each case the footnotes thereto.

“Republic Plans” has the meaning set forth in Section 5.10(a).

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“Republic Recommendation” has the meaning set forth in Section 7.02(b).

“Republic Restricted Shares” means each share of restricted Republic Common Stock granted under a Republic Stock Plan.

“Republic RSU” means each restricted stock unit or deferred stock unit granted under a Republic Stock Plan.

“Republic SEC Documents” means all reports, schedules, forms, statements and other documents required to be filed with or furnished to the SEC by Republic since December 31, 2005.

“Republic Share Issuance” means the issuance of shares of Republic Common Stock to holders of Allied Common Stock as a result of the Merger pursuant to the terms and subject to the conditions of this Agreement.

“Republic Stock Option” means any option to purchase Republic Common Stock granted under a Republic Stock Plan.

“Republic Stock Plan” means either the Republic 1998 Stock Incentive Plan, as amended and restated March 6, 2002, or 2007 Stock Incentive Plan, as amended.

“Republic Stockholder Approval” has the meaning set forth in Section 5.04(c).

“Republic Stockholder Meeting” has the meaning set forth in Section 7.02(b).

“Republic Subsidiaries” means the Subsidiaries of Republic.

“Regulatory Divestiture” has the meaning set forth in Section 7.04(c).

“Restraints” has the meaning set forth in Section 8.01(c).

“Sarbanes-Oxley” has the meaning set forth in Section 4.13(c).

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16 Information” has the meaning set forth in Section 7.10.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Standard & Poor’s” means Standard & Poor’s Ratings Group, or any successor thereto.

“Stock Transfer Tax” means any Tax which is attributable only to the transfer of Allied Common Stock pursuant to this Agreement, and not including any Tax measured by the income or gain of the transferor of such stock.

“Stockholder Approval” means the Republic Stockholder Approval in the case of Republic and the Allied Stockholder Approval in the case of Allied.

“Stockholder Vote Option” has the meaning set forth in Section 6.02(f).

“Subsidiary” means, with respect to any Person, any corporation, association, general or limited partnership, company, limited liability company, trust, joint venture, organization or other entity the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, association, general or limited partnership, company, limited liability company, trust, joint venture, organization or other entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Superior Proposal” has the meaning set forth in Section 6.02(b)(ii).

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“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means (i) all federal, state, local, provincial and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability to a Tax Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).

“Tax Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax including the agency (if any) charged with the collection of such Taxes for such entity or subdivision, including any Governmental Entity that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax Authority relating to Taxes.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Termination Fee” has the meaning set forth in Section 10.03(d)(iii).

“Third Party” has the meaning set forth in Section 6.02(a).

“Uncertificated Shares” has the meaning set forth in Section 2.05(a).

“Voting Allied Debt” means any bonds, debentures, notes or other indebtedness of Allied or any Allied Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Allied may vote.

“Voting Republic Debt” means any bonds, debentures, notes or other indebtedness of Republic or any Republic Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Republic may vote.

“Voting Stock” of any Person means capital stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

“WARN Act” means The Workers Adjustment and Retraining Notification Act or any similar Law of any state.

ARTICLE II

THE MERGER

Section 2.01  The Merger.

(a) At the Effective Time, Merger Sub shall be merged (the “Merger”) with and into Allied in accordance with the DGCL, at which time the separate existence of Merger Sub shall cease, and Allied shall be the

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surviving corporation (the “Surviving Corporation”), and shall be a wholly owned, direct subsidiary of Republic.

(b) From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Allied and Merger Sub, all as provided under the DGCL.

Section 2.02  Effective Time.  At the Closing, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by and executed and completed in accordance with the relevant provisions of the DGCL and make all other filings or recordings required by the DGCL to effect the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as Republic and Allied mutually agree and specify in the Certificate of Merger).

Section 2.03  Closing.  Upon the terms and subject to the conditions set forth in Article VIII, the closing of the Merger (the “Closing”) will take place as soon as practicable, but in no event later than two (2) Business Days, after the satisfaction or waiver of the conditions set forth in Article VIII (excluding conditions that by their nature, cannot be satisfied until the Closing), or such other time and date that the parties agree to in writing. The Closing shall be held at the offices of Akerman Senterfitt, One Southeast Third Avenue, 25th Floor, Miami, Florida 33131, unless another place is agreed to in writing by the parties hereto.

Section 2.04  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof;

(a) except as otherwise provided in Section 2.04(b), each share of Allied Common Stock outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive 0.45 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Republic Common Stock (together with the cash in lieu of fractional shares of Republic Common Stock as provided in Section 2.07, the “Merger Consideration”);

(b) each share of Allied Common Stock held by Allied, any Allied Subsidiary, Republic or any Republic Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereof in accordance with this Article II; and

(c) each share of common stock, par value $0.001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.05  Surrender and Payment.

(a) Prior to the Effective Time, Republic and Allied shall appoint a mutually acceptable agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing, immediately prior to the Effective Time, outstanding shares of Allied Common Stock (the “Certificates”) or (ii) uncertificated shares of Allied Common Stock outstanding immediately prior to the Effective Time (the “Uncertificated Shares”). Republic shall (x) deposit with the Exchange Agent, to be held in trust for the holders of Allied Common Stock, certificates (if such shares shall be certificated) representing shares of Republic Common Stock issuable pursuant to Section 2.04 in exchange for outstanding shares of Allied Common Stock and (y) make available to the Exchange Agent, when and as needed, cash in amounts that are sufficient to pay cash in lieu of fractional shares pursuant to Section 2.07 and any dividends or other distributions pursuant to Section 2.05(f), in each case, to be paid in respect of the Certificates and the Uncertificated Shares. Promptly (but in any event within five (5) Business Days) after the Effective Time, Republic shall send, or shall cause the Exchange Agent to send, to each holder of shares of Allied Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or the

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documentation required by Section 2.09) or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Allied Common Stock shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal (or the documentation required by Section 2.09), or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the aggregate Merger Consideration that such holder has a right to receive pursuant to Section 2.04 and any dividends or other distributions payable to such holder pursuant to Section 2.05(f).  The shares of Republic Common Stock constituting part of such Merger Consideration, at Republic’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Allied Common Stock or it otherwise required under applicable Law. As a result of the Merger, at the Effective Time, all shares of Allied Common Stock shall cease to be outstanding and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect thereof and any dividends or other distributions payable pursuant to Section 2.05(f).

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any Stock Transfer Tax or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) At the Effective Time, there shall be no further registration of transfers of shares of Allied Common Stock that were outstanding prior to the Merger. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Republic, they shall be canceled and exchanged as provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05(a) that remains unclaimed by the holders of shares of Allied Common Stock twelve (12) months after the Effective Time shall be returned to Republic, upon demand, and any such holder who has not exchanged Certificates or Uncertificated Shares, as the case may be, for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Republic for payment of the Merger Consideration, and any dividends and distribution with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Republic shall not be liable to any holder of shares of Allied Common Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Allied Common Stock six years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Republic, free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Republic Common Stock with a record date after the Effective Time, and no cash payment in lieu of fractional shares as provided in Section 2.07, shall be paid to the holder of any unsurrendered Certificate or any Uncertificated Share not transferred, until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Republic have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.07 and the amount of all dividends or other distributions, payable with respect to that number of whole shares of Republic Common Stock to which such Person is entitled pursuant to Section 2.04, with a record date after the Effective Time and previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions, payable with respect

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to that number of whole shares of Republic Common Stock to which such Person is entitled pursuant to Section 2.04, with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

Section 2.06  Equity Awards.

(a) The terms of each outstanding Allied Stock Option, whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Allied Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions (including vesting requirements on any Allied Stock Option, but taking into account any acceleration of Allied Equity Awards pursuant to any Allied Stock Plan or applicable award agreement, employment agreement or other similar agreement governing the terms of such award) as were applicable under such Allied Stock Option, the number of whole shares of Republic Common Stock equal to the number of shares of Allied Common Stock subject to such Allied Stock Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at a price per share of Republic Common Stock equal to (i) the exercise price per share of Allied Common Stock otherwise purchasable pursuant to such Allied Stock Option divided by (ii) the Exchange Ratio, rounded to the nearest whole cent; provided that the option price, the number of shares purchasable pursuant to each such so adjusted option and the terms and conditions of exercise of each such so adjusted option shall be determined in order to comply with Section 409A of the Code and for any Allied Stock Option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the option price, the number of shares purchasable pursuant to each such so adjusted option and the terms and conditions of exercise of each such so adjusted option shall be determined in order to comply with Section 424 of the Code. Other than as provided in this Section 2.06, the terms of the Allied Stock Options shall remain subject to any existing conditions or limitations, with Republic assuming the obligations and succeeding to the rights of Allied with respect to such Allied Stock Options.

(b) Except as otherwise provided in Section 2.07, at the Effective Time, each Allied Restricted Share, Allied RSU or Allied DSU that is outstanding immediately prior to the Effective Time (collectively, the “Allied Stock Awards”) shall by virtue of the Merger be converted into a restricted share, restricted stock unit or deferred restricted stock unit, respectively, on the same terms and conditions (including applicable vesting requirements and deferral provisions, but taking into account any acceleration of Allied Equity Awards pursuant to any Allied Stock Plan or applicable award agreement, employment agreement or other similar agreement governing the terms of such award) as applied to each such Allied Stock Award immediately prior to the Effective Time, with respect to the number of shares of Republic Common Stock that is equal to the number of shares of Allied Common Stock subject to such Allied Stock Award multiplied by the Exchange Ratio (rounded to the nearest whole share). Republic shall assume the obligations and succeed to the rights of Allied with respect to such Allied Stock Awards.

(c) Prior to the Effective Time, Allied shall (i) use all commercially reasonable efforts to obtain any consents from holders of Allied Equity Awards granted under Allied’s equity or compensation plans or other arrangements and (ii) make any amendments to the terms of such equity or compensation plans or other arrangements that are necessary to give effect to the adjustments contemplated by this Section 2.06.

(d) Prior to the Effective Time, Republic shall take such actions as are necessary for the assumption of Allied Equity Awards pursuant to this Section 2.06, including the reservation, issuance and listing of Republic Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.06.  As soon as practicable after the Effective Time, Republic shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Republic Common Stock subject to the Allied Equity Awards and, where applicable, shall use all commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Allied Equity Awards (and to maintain the current status of the prospectus contained therein) for so long as such Allied Equity Awards remain outstanding. With respect to those individuals, if any, who subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act where applicable, Republic shall use all commercially reasonable efforts to

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administer Allied Equity Awards assumed by Republic pursuant to this Section 2.06 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Allied Equity Awards complied with such rule prior to the Merger.

Section 2.07  Fractional Shares.  No certificates, scrip or shares of Republic Common Stock representing fractional shares of Republic Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates or Uncertificated Shares, and such fractional share interests shall not entitle the owner thereof to vote or to have any rights as a stockholder of Republic by virtue of such fractional share interests. All fractional shares of Republic Common Stock that a holder of shares of Allied Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Republic Common Stock on the NYSE on the first trading day immediately following the Effective Time by the fraction of a share of Republic Common Stock to which such holder would otherwise have been entitled. Republic shall deposit with the Exchange Agent the funds required to make the cash payments required by this Section 2.07 when and as needed.

Section 2.08  Withholding Rights.  Republic and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If Republic or the Surviving Corporation so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Republic or the Surviving Corporation made such deduction and withholding.

Section 2.09  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and if required by Republic, delivery by such Person of an agreement in form reasonably satisfactory to Republic or, as Republic may reasonably deem necessary, the posting by such Person of a bond, in such reasonable amount as Republic may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Allied Common Stock formerly represented by such Certificate, as contemplated by this Article II and any dividends or other distributions payable pursuant to Section 2.05(f).

Section 2.10  Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Republic or Allied shall occur by reason of any reclassification, recapitalization, stock split, reverse split, subdivision or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Exchange Ratio and any amounts payable pursuant to Section 2.05(f) or Section 2.07 of this Agreement shall be appropriately adjusted.

ARTICLE III

THE SURVIVING CORPORATION; REPUBLIC BY-LAWS

Section 3.01  Certificate of Incorporation of the Surviving Corporation.  The Allied Charter shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law.

Section 3.02  By-laws of the Surviving Corporation.  The Allied By-laws shall be the by-laws of the Surviving Corporation until amended in accordance with applicable Law.

Section 3.03  Directors and Officers of the Surviving Corporation.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable laws, the directors and the officers of Merger Sub at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation.

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Section 3.04  Republic Charter Amendment.  If the Republic Stockholder Approval is obtained, Republic shall take all actions necessary and file all documents or instruments necessary to cause the Certificate of Amendment to the Republic Charter in the form of Exhibit A (the “Republic Charter Amendment”) to be effective at the Effective Time.

Section 3.05  By-laws of Republic.  Republic shall take all actions necessary to cause the by-laws of Republic at the Effective Time to be in the form of Exhibit B (the “New Republic By-laws”), subject to Section 7.14(d).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALLIED

Except as set forth in any Filed Allied SEC Document (but only to the extent such disclosure does not constitute a “risk factor” under the heading “Risk Factors” or a “forward looking statement” in any such Filed Allied SEC Document) or in the Allied Disclosure Schedule (it being understood that if it is reasonably apparent that an item disclosed in one section or subsection of the Allied Disclosure Schedule is omitted from another section or subsection where such disclosure would be appropriate, such item shall be deemed to have been disclosed in such section or subsection of the Allied Disclosure Schedule from which such item is omitted), Allied represents and warrants to Republic as follows:

Section 4.01  Organization, Standing and Power.  Allied and each of the Allied Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as it is currently conducted, except for such failures to be so organized, existing or in good standing, or to have such power and authority, that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied. Allied and each Allied Subsidiary is duly qualified to do business in each jurisdiction in which the nature of its business or its ownership of its properties make such qualification necessary, except in such jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Allied. True and complete copies of the Allied Charter and the Allied By-laws as in effect immediately prior to the date hereof have been made available to Republic.

Section 4.02  Allied Subsidiaries.  Section 4.02 of the Allied Disclosure Schedule lists all of the Allied Subsidiaries as of the date hereof. Allied owns or has the right to acquire directly or indirectly each of the outstanding shares of capital stock of or a 100% ownership interest in, as applicable, each of the Allied Subsidiaries, free and clear of all Liens, except for Permitted Liens. Each of the outstanding shares of capital stock of each of the Allied Subsidiaries having corporate form is duly authorized, validly issued, fully paid and nonassessable.

Section 4.03  Capital Structure.  The authorized capital stock of Allied consists of the following: (a) 525,000,000 shares of Allied Common Stock; and (b) 10,000,000 shares of Allied Preferred Stock. At the close of business on June 19, 2008, (i) 433,093,702 shares of Allied Common Stock and no shares of Allied Preferred Stock were issued and outstanding (excluding shares held by Allied in its treasury), (ii) 1,201,063 shares of Allied Common Stock were held by Allied in its treasury, (iii) 31,455,382 shares of Allied Common Stock were reserved for issuance under the Allied Plans (of which 20,380,462 shares of Allied Common Stock were subject to outstanding Allied Stock Options, Allied Restricted Shares, Allied RSUs or Allied DSUs) and (iv) 11,257,948 shares of Allied Common Stock were issuable upon conversion of the Allied Convertible Debt. Except as set forth above, as of the date hereof, no shares of capital stock or other voting securities of Allied are issued, reserved for issuance or outstanding. All outstanding shares of Allied Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Allied Charter, the Allied By-laws or any Contract to which Allied is a party or by which Allied is otherwise bound. Allied has made available to Republic a true and complete list, as of June 19, 2008, of all outstanding Allied Stock Options or

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other rights to purchase or receive shares of Allied Common Stock granted under the Allied Stock Plans, any other Allied Plan or otherwise by Allied or any of the Allied Subsidiaries, the number of shares of Allied Common Stock subject thereto and, if applicable, the expiration dates and exercise prices thereof. There are no preemptive or similar rights on the part of any holder of any class of securities of Allied or any Allied Subsidiary. Other than the Allied Convertible Debt, there is no Voting Allied Debt issued and outstanding. Other than as contemplated by this Section 4.03, changes since June 19, 2008 resulting from the exercise of Allied Stock Options, the vesting of Allied RSUs or Allied DSUs or from the issuance of Allied Stock Options, Allied RSUs, Allied DSUs or Allied Restricted Stock as permitted by Section 6.01(a), there are no (A) options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Allied or any Allied Subsidiary is a party or by which any of them is bound (x) obligating Allied or any Allied Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Allied or any Allied Subsidiary or any Voting Allied Debt, (y) obligating Allied or any Allied Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Allied Common Stock, (B) outstanding contractual obligations of Allied or any Allied Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Allied or any Allied Subsidiary or (C) voting trusts or other agreements or understandings to which Allied or any of the Allied Subsidiaries is a party with respect to the voting or transfer of capital stock of Allied or any of the Allied Subsidiaries.

Section 4.04  Authorization; Validity of Agreement; Necessary Action.

(a) Allied has all requisite corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance by Allied of this Agreement and the consummation by Allied of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of Allied other than the receipt of the Allied Stockholder Approval, and except for the Allied Stockholder Approval in the case of the Merger, no other corporate action on the part of Allied is necessary to authorize the consummation of the Merger. This Agreement has been duly executed and delivered by Allied and constitutes (assuming the due authorization, execution and delivery by Republic and Merger Sub) the valid and binding obligation of Allied, enforceable against Allied in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(b) The Allied Board, at a meeting duly called and held prior to execution of this Agreement, unanimously: (i) approved and declared advisable this Agreement and the Merger; (ii) determined that this Agreement and the Merger are fair to and in the best interests of Allied and its stockholders; (iii) resolved to recommend that the holders of Allied Common Stock adopt this Agreement; and (iv) directed that this Agreement be submitted to the holders of the Allied Common Stock for their adoption at a meeting duly called and held for such purpose.

(c) Assuming the accuracy of the representations and warranties contained in Section 5.22, the only vote of holders of Allied Common Stock necessary to approve this Agreement and the transactions contemplated hereby is the adoption of this Agreement by the affirmative vote by the holders of at least a majority of the outstanding shares of Allied Common Stock (the “Allied Stockholder Approval”).

Section 4.05  No Conflicts; Consents.  The execution and delivery by Allied of this Agreement does not, and the consummation of the transactions contemplated hereby, including the Merger, and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Allied or any Allied Subsidiary under, any provision

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of (a) the Allied Charter, the Allied By-laws or the comparable charter or organizational documents of any Allied Subsidiary, (b) any Material Allied Contract or (c) subject to the filings and other matters referred to in the following sentence, any provision of any Order or Law applicable to Allied or any Allied Subsidiary or their respective properties or assets, other than, in the cases of clauses (b) or (c) above, any such items that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied. No Consent of, from or with any Governmental Entity is required to be obtained or made by or with respect to Allied or any Allied Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, other than (i) compliance with the HSR Act, any other actions or Proceedings brought by any Governmental Entity or private party under the Antitrust Laws or any consent decree with a Governmental Entity binding on Allied or any Allied Subsidiary under the Antitrust Laws, (ii) the filing with the SEC of such reports under Section 13 or Section 14 of the Exchange Act as may be required in connection with this Agreement and the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Allied is qualified to do business, (iv) such filings as may be required in connection with the Taxes described in Section 7.08, (v) any required filings with or Consents from (1) applicable Governmental Entities with respect to any Environmental Laws, (2) public service commissions, (3) public utility commissions or (4) any state, county or municipal Governmental Entity, (vi) such other Consents as are set forth in Section 4.05 of the Allied Disclosure Schedule and (vii) such Consents which, if not made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Allied.

Section 4.06  SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Allied has timely filed with or furnished to the SEC, as applicable, all Allied SEC Documents. As of its respective date, each Allied SEC Document (including any financial statements or schedules included therein) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Allied SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Allied SEC Document has been revised or superseded by a later filed Allied SEC Document, none of the Allied SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates, the Allied Financial Statements complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, having been prepared in accordance with GAAP (except as may be indicated in the notes thereto and, in the case of unaudited statements, as permitted by Law) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly presented, in all material respects, the consolidated financial position of Allied and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Allied and the Allied Subsidiaries have no liabilities, whether accrued, absolute, contingent or otherwise that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except liabilities (i) stated or reserved against in the Allied Financial Statements, (ii) incurred in the ordinary and usual course of business since December 31, 2007 or in connection with this Agreement or the Merger or (iii) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied.

(d) Neither Allied nor any Allied Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Allied and any of the Allied Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on

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the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Allied or any Allied Subsidiary in Allied’s or such Subsidiary’s published financial statements or any of the Allied SEC Documents.

Section 4.07  Information Supplied.  None of the information supplied or to be supplied by Allied for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Republic in connection with the issuance of Republic Common Stock in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4, or at the time any amendments or supplements thereto, are filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Allied’s stockholders or at the time of the Allied Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Allied makes no representation or warranty with respect to statements made in or omitted from the Form S-4 or the Joint Proxy Statement/Prospectus relating to Republic or its Affiliates based on information supplied by Republic or its Affiliates for inclusion or incorporation by reference in the foregoing documents.

Section 4.08  Absence of Certain Changes or Events.  Since December 31, 2007, Allied and the Allied Subsidiaries have conducted their businesses only in the ordinary and usual course of business, and there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Allied.

Section 4.09  Taxes.

(a) Each of Allied and the Allied Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects. All Taxes shown to be due on such Tax Returns have been timely paid.

(b) No deficiency with respect to Taxes has been proposed, asserted or assessed against Allied or any of the Allied Subsidiaries that has not previously been paid.

(c) The Federal income Tax Returns of Allied and each of the Allied Subsidiaries have been examined by and settled with the IRS (or the applicable statute of limitations has expired) for all years through 1997. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither Allied nor any of the Allied Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the two year period ending on the Closing Date.

(e) No audit or Proceedings are pending with any Governmental Entity with respect to Taxes or Tax Returns of Allied or any of the Allied Subsidiaries and no written notice thereof has been received.

(f) Allied has made available to Republic true and complete copies of (i) all income and franchise Tax Returns of Allied and the Allied Subsidiaries for the preceding three (3) taxable years and (ii) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of Allied or any of the Allied Subsidiaries.

(g) Neither Allied nor any of its Affiliates has taken or agreed to take (or failed to so take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

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(h) Neither Allied nor any Allied Subsidiary has engaged in a transaction that would be reportable by or with respect to Allied or any Allied Subsidiary pursuant to Sections 6011, 6111 or 6112 of the Code.

(i) Allied and the Allied Subsidiaries have withheld (or will withhold) from payments to or on behalf of its employees, independent contractors, creditors, stockholders or other third parties, and have timely paid (or will timely pay) to the appropriate Tax Authority, all material amounts required to be withheld from such Persons in accordance with Applicable Tax Law.

Section 4.10 Benefit Plans.

(a) Section 4.10(a) of the Allied Disclosure Schedule sets forth a true and complete list of “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, policies, agreements or arrangements, including employment, individual consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, retention, severance, employee loans, salary continuation, health insurance and life insurance plans, policies, agreements or arrangements with respect to which Allied or any of the Allied Subsidiaries has any obligation or liability, contingent or otherwise, for current or former employees, individual consultants or directors of Allied, any ERISA Affiliate of Allied, or any of the Allied Subsidiaries, other than a Multiemployer Plan (collectively, the “Allied Plans”). Section 4.10(a) of the Allied Disclosure Schedule separately sets forth each Allied Plan which is subject to Title IV of ERISA or is or has been subject to Sections 4063 or 4064 of ERISA. No Allied Plan has any unfunded liabilities which are not reflected on Allied Financial Statements or the books and records of Allied. No Allied Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) True and complete copies of the following documents with respect to each of the Allied Plans have been made available to Republic by Allied to the extent applicable: (i) any plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all material non-written Allied Plans.

(c) The Allied Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws.

(d) Each Allied Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS as to its qualification under Section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under Section 501(a) of the Code. To the Knowledge of Allied, no event has occurred and no condition exists that could reasonably be expected to affect adversely the tax-qualified status of such Allied Plan or the tax-exempt status of any trust which forms a part thereof.

(e) With respect to any Multiemployer Plan to which Allied or any of the Allied Subsidiaries has an obligation to contribute or with respect to which Allied or any of the Allied Subsidiaries otherwise has liability, (i) Allied, any ERISA Affiliate of Allied, and the Allied Subsidiaries have made all required contributions to such plan in accordance with the applicable collective bargaining agreement, (ii) neither Allied, any ERISA Affiliate of Allied, nor any of the Allied Subsidiaries has received any notice that the Multiemployer Plan is insolvent or is in reorganization, (iii) none of Allied, any ERISA Affiliate of Allied, nor any of the Allied Subsidiaries has withdrawn from any such Multiemployer Plan (whether a complete or partial withdrawal) within the six- (6-) year period ending on the Closing Date, and (iv) to the Knowledge of Allied, no such Multiemployer Plan is in “endangered” or “critical” status, as such terms are defined in Section 432 of the Code.

(f) All contributions required to have been made under any of the Allied Plans or by Law (without regard to any waivers granted under Section 412 of the Code) have been timely made.

(g) There are no pending Proceedings arising from or relating to the Allied Plans (other than routine benefit claims), nor does Allied have any Knowledge of facts that would form the basis for any such

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Proceeding, in either case that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Allied.

(h) None of the Allied Plans provide for post-employment life insurance or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of the Subtitle B of Title I of ERISA and at the expense of the participant or the participant’s beneficiary or as may be required by applicable state continuation coverage Law.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or payments contemplated by the Allied Plans will (i) result in any material payment becoming due to any employee of Allied or any of the Allied Subsidiaries, (ii) increase any benefits otherwise payable under any of the Allied Plans, (iii) result in the acceleration of the time of payment of or vesting of any rights with respect to such benefits under any such plan, or (iv) require any contributions or payments to fund any obligations under any of the Allied Plans.

(j) Any individual who performs services for Allied or any of the Allied Subsidiaries (other than through a Contract with an organization other than such individual) and who is not treated as an employee of Allied or any of the Allied Subsidiaries for Federal income tax purposes by Allied is not an employee for such purposes.

Section 4.11  Employment and Labor Matters.  None of the employees of Allied or any of the Allied Subsidiaries is represented in his or her capacity as an employee of Allied or any of the Allied Subsidiaries by any labor organization. Neither Allied nor any of the Allied Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of Allied or any of the Allied Subsidiaries, nor has Allied or any of the Allied Subsidiaries entered into any agreement recognizing any labor organization as the bargaining agent of any employees of Allied or any of the Allied Subsidiaries. Neither Allied nor any Allied Subsidiary has entered into or is in the process of negotiating any neutrality agreement or agreement with similar effect with any labor organization. There is no union organization activity involving any of the employees of Allied or any of the Allied Subsidiaries pending or, to the Knowledge of Allied, threatened, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Allied. There is no picketing pending or, to the Knowledge of Allied, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the employees of Allied or any of the Allied Subsidiaries pending or, to the Knowledge of Allied, threatened that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Allied. There are no complaints, charges or claims against Allied or any of the Allied Subsidiaries pending or, to the Knowledge of Allied, threatened that could be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to employment Laws or to the employment or termination of employment or failure to employ by Allied or any of the Allied Subsidiaries, of any individual that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Allied. Except for those matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied, Allied and the Allied Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the WARN Act, collective bargaining, discrimination, civil rights, safety and health, whistleblower statutes, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. Since December 31, 2005, there has been no “mass layoff” or “plant closing” (as defined by the WARN Act or similar state or local Laws) with respect to Allied or any of the Allied Subsidiaries.

Section 4.12  Litigation.  Except for such Orders or Proceedings that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied, there are (a) no continuing Orders to which Allied or any Allied Subsidiary is a party or by which any of their respective properties or assets are bound, and (b) no Proceedings pending and for which service of process has been made against Allied or any Allied Subsidiary or, to the Knowledge of Allied, threatened or pending against Allied or any Allied Subsidiary.

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Section 4.13  Compliance with Applicable Laws.

(a) Since December 31, 2005, (i) the business of Allied and each Allied Subsidiary has been conducted in compliance with all applicable Laws and Orders, except for such noncompliance that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Allied, and (ii) neither Allied nor any Allied Subsidiary has received written notice to the effect that any individual or Governmental Entity claimed or alleged that Allied or any Allied Subsidiary was not in compliance in all material respects with all Laws applicable to Allied or any Allied Subsidiary, any of their respective properties or other assets or any of their respective businesses or operations.

(b) Except for matters that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Allied, (i) Allied and each Allied Subsidiary holds all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, and (ii) Allied and each Allied Subsidiary is in compliance with the terms of such Permits, except for such matters for which Allied or any Allied Subsidiary has received written notice from a Governmental Entity, which notice asserts a lack of compliance with a particular Permit, but permits Allied or a Allied Subsidiary to cure such non-compliance within a reasonable period of time following the issuance of such notice and which cure is being undertaken by Allied or an Allied Subsidiary. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any Permit held by Allied or an Allied Subsidiary, except for such revocations or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Allied.

(c) Allied and each of its officers and directors (with respect to his or her service as a director of Allied) are in compliance with, and have complied, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (“Sarbanes-Oxley”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Allied has previously disclosed to Republic any of the information required to be disclosed by Allied and certain of its officers to the Allied Board or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act.

(d) Allied has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Allied, including its consolidated Subsidiaries, is made known to Allied’s principal executive officer and principal financial officer by others within Allied and Allied Subsidiaries, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in timely alerting Allied’s principal executive officer and principal financial officer to material information required to be included in Allied’s periodic reports required under the Exchange Act.

(e) Allied has disclosed, based on its most recent evaluation prior to the date hereof, to Allied’s auditors and the audit committee of the Allied Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Allied’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Allied’s internal controls over financial reporting.

(f) As of the date hereof, Allied has not identified any material weaknesses in the design or operation of its internal controls over financial reporting. To the Knowledge of Allied, Allied’s auditors and its principal executive officer and its principal financial officer will be able to give the certifications and attestations required pursuant to Section 404 of Sarbanes-Oxley, without qualification, when next due.

Section 4.14  Contracts.

(a) Except for such Contracts that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied, neither Allied nor any of the Allied Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act that has

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not been so filed. Allied has provided to Republic true and correct copies of all material Hedging Agreements to which Allied or any Allied Subsidiary is a party as of the date of this Agreement.

(b) Neither Allied nor any of the Allied Subsidiaries is in violation of or in default under any Material Allied Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied; provided however, in addition to the foregoing, neither Allied nor any Allied Subsidiary is in default under any of the Indentures. Except for such conditions that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied, no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default by Allied or a Allied Subsidiary or, to the Knowledge of Allied, any other party thereto under any Material Allied Contract or result in a right of termination of any Material Allied Contract; provided, however, notwithstanding the foregoing, no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default or event of default by Allied or an Allied Subsidiary under any of the Indentures.

(c) Except as would not reasonably be expected to be material to Allied and the Allied Subsidiaries, taken as a whole, neither Allied nor any Allied Subsidiary or any Affiliate of Allied, nor any of their respective directors, officers or key employees is subject to any Material Allied Contract which (i) restricts or prohibits Allied, any Allied Subsidiary or any Affiliate of Allied from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes or chemical, liquid or any other wastes, or (ii) restricts or prohibits Allied, any Allied Subsidiary or any Affiliate of Allied from engaging in any other line of business or competing in any geographic area. Except as would not reasonably be expected to be material to the Surviving Corporation and its Subsidiaries, taken as a whole, neither Allied nor any Allied Subsidiary is subject to any Material Allied Contract which contains a “most favored nation” provision to provide the other party to such Material Allied Contract pricing or other terms at least as favorable as those received by other third parties who have contracted with an Affiliate of such entity.

Section 4.15  Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Allied: (a) Allied and the Allied Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens (other than, with respect to Liens, licenses of Intellectual Property in the ordinary and usual course of business); (b) no Proceedings or investigations are pending and, to the Knowledge of Allied, no Proceedings or investigations are threatened (including in the form of cease and desist letters or written requests to take a license) against Allied or any of the Allied Subsidiaries with regard to the ownership, use, validity or enforceability of any Intellectual Property used in the operation of their businesses as currently conducted; (c) to the Knowledge of Allied, the operation of Allied and the Allied Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate the Intellectual Property of any other Person and, to the Knowledge of Allied, no other Person is infringing Allied’s or any of the Allied Subsidiaries’ Intellectual Property; (d) all material registrations and applications for patents, trademarks and copyrights owned by Allied or any of the Allied Subsidiaries are subsisting, have not been abandoned or cancelled, and to the Knowledge of Allied, all such registrations are valid and enforceable; and (e) Allied and the Allied Subsidiaries have taken all commercially reasonable steps to protect the Intellectual Property they own, including the execution of appropriate confidentiality agreements and intellectual property and work product assignments and releases.

Section 4.16  Real Estate.

(a) Section 4.16 of the Allied Disclosure Schedule sets forth as of the date hereof: (i) a list of all Material Allied Owned Real Property and (ii) a list of all Material Allied Real Property Leases, in each case setting forth: (a) the street address, if available, of each property covered thereby (the “Material Allied Leased Real Property”) and (b) the name of the company or division operating at such premises. The Material Allied Owned Real Property and the Material Allied Leased Real Property are collectively referred to herein as the “Material Allied Real Property”. Each of Allied and the Allied Subsidiaries has good title to, or valid

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leasehold interests in, the Material Allied Real Property except for Permitted Liens and defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Allied:

(i) all facilities located on Material Allied Real Property have received all approvals of applicable Governmental Entities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable Laws;

(ii) there are no outstanding options or rights of first refusal to purchase the parcels of the Material Allied Owned Property, or any portion thereof or interest therein;

(iii) taken as a whole, all improvements and buildings on the Material Allied Real Property are in good repair and adequate for the use of such Material Allied Real Property in the manner in which presently used; and

(iv) with respect to the Material Allied Real Property Leases, (1) such leases are in full force and effect and are not subject to undisclosed amendments or modifications, (2) to the Knowledge of Allied, there is no breach or anticipated breach or default by any other party to such leases and (3) all rental and other payments due under each of the Material Allied Real Property Leases have been duly paid in accordance with the terms of such leases.

Section 4.17  Environmental Matters.  Except for those matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Allied, (i) each of Allied and the Allied Subsidiaries is, and has been, in compliance with all applicable Environmental Laws and there are no past or present actions, activities, circumstances, conditions, events or incidents that are reasonably likely to interfere with such compliance in the future, (ii) there have been no Releases of Hazardous Substances at, from, to or under any real property currently owned, operated or leased by Allied or any of the Allied Subsidiaries, including any off-site migration, which would reasonably be expected to result in, or has resulted in, Allied or any of the Allied Subsidiaries incurring Environmental Liabilities, (iii) there is no investigation or Proceeding relating to or arising under Environmental Laws that is pending and, to the Knowledge of Allied, there is no investigation or Proceeding relating to or arising under Environmental Laws threatened against or affecting Allied or any of the Allied Subsidiaries or any real property currently owned, operated or leased by Allied or any of the Allied Subsidiaries which would reasonably be expected to result in, or has resulted in, Allied or any of the Allied Subsidiaries incurring Environmental Liabilities, (iv) since December 31, 2005, neither Allied nor any of the Allied Subsidiaries has received any written notice of or entered into or assumed by Contract or operation of Law or otherwise, any known obligation, liability, order, settlement, judgment, injunction, decree, institutional or engineering control, use restriction, Lien or Order relating to or arising under any Environmental Laws, (v) no facts, circumstances or conditions exist with respect to Allied or any of the Allied Subsidiaries or any real property currently owned, operated or leased by Allied or any of the Allied Subsidiaries or any property to or at which Allied or any of the Allied Subsidiaries disposed of, transported or arranged for the disposal, transportation or treatment of Hazardous Materials that would reasonably be expected to result in Allied or any the Allied Subsidiaries incurring Environmental Liabilities, (vi) no real property currently owned, operated or leased by Allied or any of the Allied Subsidiaries is subject to any current, or to the Knowledge of Allied, threatened deed restriction, use restriction, institutional or engineering control or lien pursuant to any Environmental Laws, (vii) Allied and Allied Subsidiaries have obtained, or have filed timely applications for all Environmental Permits for their respective operations, (viii) Allied and Allied Subsidiaries are currently in compliance with all terms and conditions of such Environmental Permits, (ix) there are no Proceedings pending or, to the Knowledge of Allied, threatened to revoke, cancel or terminate such Environmental Permits, and Allied is not aware of any basis on which such Environmental Permits could not be renewed in the ordinary and usual course of business, (x) Allied and Allied Subsidiaries each has in full force and effect all financial assurances required under Environmental Laws, and (xi) Allied and Allied Subsidiaries do not reasonably expect that expenditures not otherwise reflected in the financial statements provided to Republic will be necessary for the operations, business and

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property of Allied and Allied Subsidiaries to maintain full compliance with Environmental Laws currently in effect.

Section 4.18  Brokers.  No broker, investment banker, financial advisor or other Person, other than UBS Investment Bank, the fees and expenses of which will be paid by Allied, and Moelis & Co., the fees and expenses of which will be paid by UBS Investment Bank or Allied, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Allied.

Section 4.19  Opinion of Financial Advisor.  The Allied Board has received the opinion of UBS Investment Bank, dated the date of this Agreement, that, as of such date, and subject to the limitations, qualifications and assumptions set forth in such opinion, the Exchange Ratio is, in the opinion of UBS Investment Bank, fair to Allied’s stockholders from a financial point of view.

Section 4.20  State Takeover Statutes.  The Allied Board has adopted a resolution or resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, and such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Allied Board under the provisions of Section 203 of the DGCL such that, assuming the accuracy of the representations and warranties contained in Section 5.22, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) are not applicable to this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.21  Rights Plan.  Neither Allied nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill.”

Section 4.22  Ownership of Republic Common Stock; Section 203 of the DGCL.  None of Allied or any of its respective Subsidiaries or Affiliates “owns” (as defined in Section 203 of the DGCL), any shares of capital stock of Republic. Allied is not, and at no time during the last three years has been, an “interested stockholder” of Republic as defined in Section 203 of the DGCL.

Section 4.23  Interests in Competitors.  Allied does not own any interest(s), nor do any of its respective Affiliates insofar as such Affiliate-owned interests would be attributed to Allied under the HSR Act or any other Antitrust Law, in any Person that is not an Allied Subsidiary and that derives a substantial portion of its revenues from a line of business within the principal lines of business of Republic or any Republic Subsidiary.

Section 4.24  Insurance.  All material insurance policies maintained by Allied and the Allied Subsidiaries, including property and casualty, excess liability, pollution and directors and officers liability insurance, provide insurance in such amounts and against such risks as the management of Allied reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither Allied nor any of the Allied Subsidiaries is in breach or default, and neither Allied nor any of the Allied Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the material insurance policies of Allied and the Allied Subsidiaries, except for such breaches, defaults, terminations or modifications that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Allied.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF REPUBLIC AND MERGER SUB

Except as set forth in any Filed Republic SEC Document (but only to the extent such disclosure does not constitute a “risk factor” under the heading “Risk Factors” or a “forward looking statement” in any such Filed Republic SEC Document) or in the Republic Disclosure Schedule (it being understood that if it is reasonably apparent that an item disclosed in one section or subsection of the Republic Disclosure Schedule is omitted from another section or subsection where such disclosure would be appropriate, such item shall be deemed to

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have been disclosed in such section or subsection of the Republic Disclosure Schedule from which such item is omitted), Republic and Merger Sub jointly and severally represent and warrant to Allied as follows:

Section 5.01  Organization, Standing and Power.  Republic and each of the Republic Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to own, lease or otherwise hold its properties and assets and conduct its business as it is currently conducted, except for such failures to be so organized, existing or in good standing, or to have such power and authority that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic. Republic and each Republic Subsidiary is duly qualified to do business in each jurisdiction in which the nature of its business or its ownership of its properties make such qualification necessary, except in such jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Republic. True and complete copies of the Republic Charter and the Republic By-laws as in effect immediately prior to the date hereof have been made available to Allied.

Section 5.02  Republic Subsidiaries.  Section 5.02 of the Republic Disclosure Schedule lists all of the Republic Subsidiaries as of the date hereof. Republic owns or has the right to acquire directly or indirectly each of the outstanding shares of capital stock of or a 100% ownership interest in, as applicable, each of the Republic Subsidiaries, free and clear of all Liens, except for Permitted Liens. Each of the outstanding shares of capital stock of each of the Republic Subsidiaries having corporate form is duly authorized, validly issued, fully paid and nonassessable.

Section 5.03  Capital Structure.

(a) The authorized capital stock of Republic consists of the following: (a) 750,000,000 shares of Republic Common Stock; and (b) 50,000,000 shares of Republic Preferred Stock. At the close of business on May 31, 2008, (i) 196,683,156 shares of Republic Common Stock and no shares of Republic Preferred Stock were issued and outstanding, (ii) 14,894,412 shares of Republic Common Stock were held by Republic in its treasury, and (iii) 21,841,334 shares of Republic Common Stock were reserved for issuance under the Republic Plans (of which 9,114,157 shares of Common Stock were subject to outstanding Republic RSUs, Republic DSUs, Republic Stock Options and Republic Restricted Shares). Except as set forth above, as of the date hereof, no shares of capital stock or other voting securities of Republic are issued, reserved for issuance or outstanding. All outstanding shares of Republic Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Republic Charter, the Republic By-laws or any Contract to which Republic is a party or by which Republic is otherwise bound. Republic has made available to Allied a true and complete list, as of May 31, 2008, of all outstanding Republic Stock Options or other rights to purchase or receive shares of Republic Common Stock granted under the Republic Stock Plans, any other Republic Plan or otherwise by Republic or any of the Republic Subsidiaries, the number of shares of Republic Common Stock subject thereto and, if applicable, the expiration dates and exercise prices thereof. There is no Voting Republic Debt issued and outstanding. There are no preemptive or similar rights on the part of any holder of any class of securities of Republic or any Republic Subsidiary. Other than as contemplated by this Section 5.03, changes since May 31, 2008 resulting from the exercise of Republic Stock Options or the vesting of Republic RSUs or Republic DSUs or from the issuance of Republic Stock Options, Republic RSUs, Republic DSUs or Republic Restricted Shares as permitted by Section 6.01(b), there are no (A) options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Republic or any Republic Subsidiary is a party or by which any of them is bound (x) obligating Republic or any Republic Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Republic or any Republic Subsidiary or any Voting Republic Debt, (y) obligating Republic or any Republic Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Republic Common

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Stock, (B) outstanding contractual obligations of Republic or any Republic Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Republic or any Republic Subsidiary or (C) voting trusts or other agreements or understandings to which Republic or any of the Republic Subsidiaries is a party with respect to the voting or transfer of capital stock of Republic or any of the Republic Subsidiaries.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (“Merger Sub Common Stock”). All of the issued and outstanding shares of Merger Sub Common Stock are owned by Republic. Merger Sub does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Merger Sub to issue, transfer or sell any shares of Merger Sub Common Stock to any Person, other than Republic.

Section 5.04  Authorization; Validity of Agreement; Necessary Action.

(a) Each of Republic and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance by Republic and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger; the Republic Share Issuance and the Charter Amendment, have been duly authorized by all necessary corporate action on the part of Republic and Merger Sub other than, as of the date hereof, the receipt of the Republic Stockholder Approval and adoption of this Agreement by Republic as the sole stockholder of Merger Sub, and except, as of the date hereof, for the Republic Stockholder Approval in the case of the Republic Share Issuance and the Charter Amendment and adoption of this Agreement by Republic as the sole stockholder of Merger Sub, no other corporate action on the part of Republic or Merger Sub is necessary to authorize the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Republic and Merger Sub and constitutes (assuming the due authorization, execution and delivery by Allied) the valid and binding obligation of Republic and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(b) The Republic Board, at a meeting duly called and held prior to execution of this Agreement, unanimously: (i) approved and declared advisable the Republic Charter Amendment, this Agreement and the transactions contemplated hereby; (ii) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Republic and its stockholders; and (iii) resolved to recommend that the holders of Republic Common Stock grant the Republic Stockholder Approval.

(c) Assuming the accuracy of the representations and warranties contained in Section 4.22, the only vote of holders of Republic Common Stock necessary to approve this Agreement and the transactions contemplated hereby is (i) the approval of the Republic Share Issuance by the affirmative vote of a majority of votes cast at the Republic Stockholder Meeting, provided that the total votes cast on the proposal represent over 50% in interest of all securities entitled to vote at the Republic Stockholder Meeting and (ii) the approval of the Republic Charter Amendment by the affirmative vote of a majority of the shares of Republic Common Stock outstanding and entitled to vote thereon (collectively, the “Republic Stockholder Approval”).

(d) Immediately following the execution and delivery of this Agreement, Republic, in its capacity as the sole stockholder of Merger Sub, will approve and adopt this Agreement and the Merger, and such adoption is the only vote or approval of the holders of any class or series of the capital stock of Merger Sub which is necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby.

Section 5.05  No Conflicts; Consents.  The execution and delivery by Republic and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby, including the Merger, and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Republic or any Republic Subsidiary

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under, any provision of (a) the Republic Charter, the Republic By-laws or the comparable charter or organizational documents of any Republic Subsidiary, (b) any Material Republic Contract or (c) subject to the filings and other matters referred to in the following sentence, any provision of any Order or Law applicable to Republic or any Republic Subsidiary or their respective properties or assets, other than, in the cases of clauses (b) or (c) above, any such items that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic. No Consent of, from or with any Governmental Entity is required to be obtained or made by or with respect to Republic or any Republic Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, other than (i) compliance with the HSR Act, any other actions or Proceedings brought by any Governmental Entity or private party under the Antitrust Laws or any consent decree with a Governmental Entity binding on Republic or any Republic Subsidiary under the Antirust Laws (ii) the filing with the SEC of such reports under

Section 13 or Section 14 of the Exchange Act as may be required in connection with this Agreement and the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Republic is qualified to do business, (iv) such filings as may be required in connection with the Taxes described in Section 7.08, (v) any required filings with or Consents from (1) applicable Governmental Entities with respect to Environmental Laws, (2) public service commissions, (3) public utility commissions or (4) any state, county or municipal Governmental Entity, (vi) such other Consents as are set forth in Section 5.05 of the Republic Disclosure Schedule and (vii) such Consents which, if not made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Republic.

Section 5.06  SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Republic has timely filed with or furnished to the SEC, as applicable, all Republic SEC Documents. As of its respective date, each Republic SEC Document (including any financial statements or schedules included therein) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Republic SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Republic SEC Document has been revised or superseded by a later filed Republic SEC Document, none of the Republic SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates, the Republic Financial Statements complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, having been prepared in accordance with GAAP (except as may be indicated in the notes thereto and, in the case of unaudited statements, as permitted by Law) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly presented, in all material respects, the consolidated financial position of Republic and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Republic and the Republic Subsidiaries have no liabilities, whether accrued, absolute, contingent or otherwise that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except liabilities (i) stated or reserved against in the Republic Financial Statements, (ii) incurred in the ordinary and usual course of business since December 31, 2007 or in connection with this Agreement or the Merger or (iii) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic.

(d) Neither Republic nor any Republic Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Republic and any of the Republic Subsidiaries,

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on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Republic or any Republic Subsidiary in Republic’s or such Subsidiary’s published financial statements or any of the Republic SEC Documents.

Section 5.07  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Republic or Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4, or at the time any amendments or supplements thereto, are filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Republic’s stockholders or at the time of the Republic Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Republic and Merger Sub make no representation or warranty with respect to statements made in or omitted from the Form S-4 or the Joint Proxy Statement/Prospectus relating to Allied or its Affiliates based on information supplied by Allied or its Affiliates for inclusion or incorporation by reference in the foregoing documents.

Section 5.08  Absence of Certain Changes or Events.  Since December 31, 2007, Republic and the Republic Subsidiaries have conducted their businesses only in the ordinary and usual course of business, and there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Republic.

Section 5.09  Taxes.

(a) Each of Republic and the Republic Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects. All Taxes shown to be due on such Tax Returns have been timely paid.

(b) No deficiency with respect to Taxes has been proposed, asserted or assessed against Republic or any of the Republic Subsidiaries that has not previously been paid.

(c) The Federal income Tax Returns of Republic and each of the Republic Subsidiaries have been examined by and settled with the IRS (or the applicable statute of limitations has expired) for all years through 2004. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither Republic nor any of the Republic Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the two year period ending on the Closing Date.

(e) No audit or Proceedings are pending with any Governmental Entity with respect to Taxes or Tax Returns of Republic or any of the Republic Subsidiaries and no written notice thereof has been received.

(f) Republic has made available to Allied true and complete copies of (i) all income and franchise Tax Returns of Republic and the Republic Subsidiaries for the preceding three (3) taxable years and (ii) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of Republic or any of the Republic Subsidiaries.

(g) Neither Republic nor any of its Affiliates has taken or agreed to take (or failed to so take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

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(h) Neither Republic nor any Republic Subsidiary has engaged in a transaction that would be reportable by or with respect to Republic or any Republic Subsidiary pursuant to Sections 6011, 6111 or 6112 of the Code.

(i) Republic and the Republic Subsidiaries have withheld (or will withhold) from payments to or on behalf of its employees, independent contractors, creditors, stockholders or other third parties, and have timely paid (or will timely pay) to the appropriate Tax Authority, all material amounts required to be withheld from such Persons in accordance with Applicable Tax Law.

Section 5.10  Benefit Plans.

(a) Section 5.10(a) of the Republic Disclosure Schedule sets forth a true and complete list of “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, policies, agreements or arrangements, including employment, individual consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, retention, severance, employee loans, salary continuation, health insurance and life insurance plans, policies, agreements or arrangements with respect to which Republic or any of the Republic Subsidiaries has any obligation or liability, contingent or otherwise, for current or former employees, individual consultants or directors of Republic, any ERISA Affiliate of Republic, or any of the Republic Subsidiaries, other than a Multiemployer Plan (collectively, the “Republic Plans”). Section 5.10(a) of the Republic Disclosure Schedule separately sets forth each Republic Plan which is subject to Title IV of ERISA, or is or has been subject to Sections 4063 or 4064 of ERISA. No Republic Plan has any unfunded liabilities which are not reflected on Republic Financial Statements or the books and records of Republic. No Republic Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) True and complete copies of the following documents with respect to each of the Republic Plans have been made available to Allied by Republic to the extent applicable: (i) any plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all material non-written Republic Plans.

(c) The Republic Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws.

(d) Each Republic Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS as to its qualification under Section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under Section 501(a) of the Code. To the Knowledge of Republic, no event has occurred and no condition exists that could reasonably be expected to affect adversely the tax-qualified status of such Republic Plan or the tax-exempt status of any trust which forms a part thereof.

(e) With respect to any Multiemployer Plan to which Republic or any of the Republic Subsidiaries has an obligation to contribute or with respect to which Republic or any of the Republic Subsidiaries otherwise has liability, (i) Republic, any ERISA Affiliate of Republic, and the Republic Subsidiaries have made all required contributions to such plan in accordance with the applicable collective bargaining agreement, (ii) neither Republic, any ERISA Affiliate of Republic, nor any of the Republic Subsidiaries has received any notice that the Multiemployer Plan is insolvent or is in reorganization, (iii) none of Republic, any ERISA Affiliate of Republic, nor any of the Republic Subsidiaries has withdrawn from any such Multiemployer Plan (whether a complete or partial withdrawal) within the six- (6-) year period ending on the Closing Date, and (iv) to the Knowledge of Republic, no such Multiemployer Plan is in “endangered” or “critical” status, as such terms are defined n Section 432 of the Code.

(f) All contributions required to have been made under any of the Republic Plans or by Law (without regard to any waivers granted under Section 412 of the Code) have been timely made.

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(g) There are no pending Proceedings arising from or relating to the Republic Plans (other than routine benefit claims), nor does Republic have any Knowledge of facts that would form the basis for any such Proceeding, in either case that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Republic.

(h) None of the Republic Plans provide for post-employment life insurance or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of the Subtitle B of Title I of ERISA and at the expense of the participant or the participant’s beneficiary or as may be required by applicable state continuation coverage Law.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or payments contemplated by the Republic Plans will (i) result in any material payment becoming due to any employee of Republic or any of the Republic Subsidiaries, (ii) increase any benefits otherwise payable under any of the Republic Plans, (iii) result in the acceleration of the time of payment of or vesting of any rights with respect to such benefits under any such plan, or (iv) require any contributions or payments to fund any obligations under any of the Republic Plans.

(j) Any individual who performs services for Republic or any of the Republic Subsidiaries (other than through a Contract with an organization other than such individual) and who is not treated as an employee of Republic or any of the Republic Subsidiaries for Federal income tax purposes by Republic is not an employee for such purposes.

Section 5.11  Employment and Labor Matters.  None of the employees of Republic or any of the Republic Subsidiaries is represented in his or her capacity as an employee of Republic or any of the Republic Subsidiaries by any labor organization. Neither Republic nor any of the Republic Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of Republic or any of the Republic Subsidiaries, nor has Republic or any of the Republic Subsidiaries entered into any agreement recognizing any labor organization as the bargaining agent of any employees of Republic or any of the Republic Subsidiaries. Neither Republic nor any Republic Subsidiary has entered into or is in the process of negotiating any neutrality agreement or agreement with similar effect with any labor organization. There is no union organization activity involving any of the employees of Republic or any of the Republic Subsidiaries pending or, to the Knowledge of Republic, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Republic. There is no picketing pending or, to the Knowledge of Republic, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the employees of Republic or any of the Republic Subsidiaries pending or, to the Knowledge of Republic, threatened that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Republic. There are no complaints, charges or claims against Republic or any of the Republic Subsidiaries pending or, to the Knowledge of Republic, threatened that could be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment Laws or to the employment or termination of employment or failure to employ by Republic or any of the Republic Subsidiaries, of any individual that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Republic. Except for those matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic, Republic and the Republic Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN Act, collective bargaining, discrimination, civil rights, safety and health, whistleblower statutes, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. Since December 31, 2005, there has been no “mass layoff” or “plant closing” (as defined by the WARN Act or similar state or local Laws) with respect to Republic or any of the Republic Subsidiaries.

Section 5.12  Litigation.  Except for such Orders or Proceedings that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic, there are (a) no continuing Orders to which Republic or any Republic Subsidiary is a party or by which any of their respective properties or assets are bound, and (b) no Proceedings pending and for which service of process has

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been made against Republic or any Republic Subsidiary or, to the Knowledge of Republic, threatened or pending against Republic or any Republic Subsidiary.

Section 5.13  Compliance with Applicable Laws.

(a) Since December 31, 2005, (i) the business of Republic and each Republic Subsidiary has been conducted in compliance with all applicable Laws and Orders, except for such noncompliance that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Republic; and (ii) neither Republic nor any Republic Subsidiary has received written notice to the effect that any individual or Governmental Entity claimed or alleged that Republic or any Republic Subsidiary was not in compliance in all material respects with all Laws applicable to Republic or any Republic Subsidiary, any of their respective properties or other assets or any of their respective businesses or operations

(b) Except for matters that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Republic, (i) Republic and each Republic Subsidiary holds all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, and (ii) Republic and each Republic Subsidiary is in compliance with the terms of such Permits, except for such matters for which Republic or any Republic Subsidiary has received written notice from a Governmental Entity, which notice asserts a lack of compliance with a particular Permit, but permits Republic or a Republic Subsidiary to cure such non-compliance within a reasonable period of time following the issuance of such notice and which cure is being undertaken by Republic or a Republic Subsidiary. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any Permit held by Republic or a Republic Subsidiary, except for such revocations or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Republic.

(c) Republic and each of its officers and directors (with respect to his or her service as a director of Republic) are in compliance with, and have complied, in each case in all material respects with (i) the applicable provisions of Sarbanes-Oxley and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Republic has previously disclosed to Allied any of the information required to be disclosed by Republic and certain of its officers to the Republic Board or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act.

(d) Republic has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Republic, including its consolidated Subsidiaries, is made known to Republic’s principal executive officer and principal financial officer by others within Republic and Republic Subsidiaries, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in timely alerting Republic’s principal executive officer and principal financial officer to material information required to be included in Republic’s periodic reports required under the Exchange Act.

(e) Republic has disclosed, based on its most recent evaluation prior to the date hereof, to the Republic’s auditors and the audit committee of the Republic Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Republic’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Republic’s internal controls over financial reporting.

(f) As of the date hereof, Republic has not identified any material weaknesses in the design or operation of its internal controls over financial reporting. To the Knowledge of Republic, Republic’s auditors and its principal executive officer and its principal financial officer will be able to give the certifications and attestations required pursuant to Section 404 of Sarbanes-Oxley, without qualification, when next due.

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Section 5.14  Contracts.

(a) Except for such Contracts that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic, neither Republic nor any of the Republic Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act that has not been filed. Republic has provided Allied true and correct copies of all material Hedging Agreements to which Republic or any Republic Subsidiary is a party as of the date of this Agreement.

(b) Neither Republic nor any of the Republic Subsidiaries is in violation of or in default under any Material Republic Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic. Except for such conditions that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic, no condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default by Republic or a Republic Subsidiary or, to the Knowledge of Republic, any other party thereto under any Material Republic Contract or result in a right of termination of any Material Republic Contract.

(c) Except as would not reasonably be expected to be material to Republic and the Republic Subsidiaries, taken as a whole, neither Republic nor any Republic Subsidiary or any Affiliate of Republic, nor any of their respective directors, officers or key employees is subject to any Material Republic Contract, other than the Republic Credit Facility, which (i) restricts or prohibits Republic, any Republic Subsidiary or any Affiliate of Republic from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes or chemical, liquid or any other wastes, or (ii) restricts or prohibits Republic, any Republic Subsidiary or any Affiliate of Republic from engaging in any other line of business or competing in any geographic area. Except as would not reasonably be expected to be material to the Surviving Corporation and its Subsidiaries, taken as a whole, neither Republic nor any Republic Subsidiary is subject to any Material Republic Contract which contains a “most favored nation” provision to provide the other party to such Material Republic Contract pricing or other terms at least as favorable as those received by other third parties who have contracted with an Affiliate of such entity.

Section 5.15  Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic: (a) Republic and the Republic Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens (other than, with respect to Liens, licenses of Intellectual Property in the ordinary and usual course of business); (b) no Proceedings or investigations are pending and, to the Knowledge of Republic, no Proceedings or investigations are threatened (including in the form of cease and desist letters or written requests to take a license) against Republic or any of the Republic Subsidiaries with regard to the ownership, use, validity or enforceability of any Intellectual Property used in the operation of their businesses as currently conducted; (c) to the Knowledge of Republic, the operation of Republic and the Republic Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate the Intellectual Property of any other Person and, to the Knowledge of Republic, no other Person is infringing Republic’s or any of the Republic Subsidiaries’ Intellectual Property; (d) all material registrations and applications for patents, trademarks and copyrights owned by Republic or any of the Republic Subsidiaries are subsisting, have not been abandoned or cancelled, and to the Knowledge of Republic, all such registrations are valid and enforceable; and (e) Republic and the Republic Subsidiaries have taken all commercially reasonable steps to protect the Intellectual Property they own, including the execution of appropriate confidentiality agreements and intellectual property and work product assignments and releases.

Section 5.16  Real Estate.

(a) Section 5.16 of the Republic Disclosure Schedule sets forth as of the date hereof: (i) a list of all Material Republic Owned Real Property and (ii) a list of all Material Republic Real Property Leases, in each case setting forth: (a) the street address, if available, of each property covered thereby (the “Material Republic

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Leased Real Property”) and (b) the name of the company or division operating at such premises. The Material Republic Owned Real Property and the Material Republic Leased Real Property are collectively referred to herein as the “Material Republic Real Property”. Each of Republic and the Republic Subsidiaries has good title to, or valid leasehold interests in, the Material Republic Real Property except for Permitted Liens and defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic:

(i) all facilities located on Material Republic Real Property have received all approvals of applicable Governmental Entities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable Laws;

(ii) there are no outstanding options or rights of first refusal to purchase the parcels of the Material Republic Owned Real Property, or any portion thereof or interest therein;

(iii) taken as a whole, all improvements and buildings on the Material Republic Real Property are in good repair and adequate for the use of such Material Republic Real Property in the manner in which presently used; and

(iv) with respect to the Material Republic Real Property Leases, (1) such leases are in full force and effect and are not subject to undisclosed amendments or modifications, (2) to the Knowledge of Republic, there is no breach or anticipated breach or default by any other party to such leases and (3) all rental and other payments due under each of the Material Republic Real Property Leases have been duly paid in accordance with the terms of such leases.

Section 5.17  Environmental Matters.  Except for those matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Republic, (i) each of Republic and the Republic Subsidiaries is, and has been, in compliance with all applicable Environmental Laws and there are no past or present actions, activities, circumstances, conditions, events or incidents that are reasonably likely to interfere with such compliance in the future, (ii) there have been no Releases of Hazardous Substances at, from, to or under any real property currently owned, operated or leased by Republic or any of the Republic Subsidiaries, including any off-site migration, which would reasonably be expected to result in, or has resulted in, Republic or any of the Republic Subsidiaries incurring Environmental Liabilities, (iii) there is no investigation or Proceeding relating to or arising under Environmental Laws that is pending and, to the Knowledge of Republic, there is no investigation or Proceeding relating to or arising under Environmental Laws threatened against or affecting Republic or any of the Republic Subsidiaries or any real property currently owned, operated or leased by Republic or any of the Republic Subsidiaries which would reasonably be expected to result in, or has resulted in, Republic or any of the Republic Subsidiaries incurring Environmental Liabilities, (iv) since December 31, 2005, neither Republic nor any of the Republic Subsidiaries has received any written notice of or entered into or assumed by Contract or operation of Law or otherwise, any known obligation, liability, order, settlement, judgment, injunction, decree, institutional or engineering control, use restriction, Lien or Order relating to or arising under any Environmental Laws, (v) no facts, circumstances or conditions exist with respect to Republic or any of the Republic Subsidiaries or any real property currently owned, operated or leased by Republic or any of the Republic Subsidiaries or any property to or at which Republic or any of the Republic Subsidiaries disposed of, transported or arranged for the disposal, transportation or treatment of Hazardous Materials that would reasonably be expected to result in Republic or any the Republic Subsidiaries incurring Environmental Liabilities, (vi) no real property currently owned, operated or leased by Republic or any of the Republic Subsidiaries is subject to any current, or to the Knowledge of Republic, threatened deed restriction, use restriction, institutional or engineering control or lien pursuant to any Environmental Laws, (vii) Republic and Republic Subsidiaries have obtained, or have filed timely applications for all Environmental Permits for their respective operations, (viii) Republic and Republic Subsidiaries are currently in compliance with all terms and conditions of such Environmental Permits, (ix) there are no Proceedings pending or, to the Knowledge of Republic, threatened to revoke, cancel or terminate such Environmental Permits, and Republic is not aware of any basis on which such Environmental Permits could

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not be renewed in the ordinary and usual course of business, (x) Republic and Republic Subsidiaries each has in full force and effect all financial assurances required under Environmental Laws, and (xi) Republic and Republic Subsidiaries do not reasonably expect that expenditures not otherwise reflected in the financial statements provided to Republic will be necessary for the operations, business and property of Republic and Republic Subsidiaries to maintain full compliance with Environmental Laws currently in effect.

Section 5.18  Brokers.  No broker, investment banker, financial advisor or other Person, other than Merrill Lynch & Co., the fees and expenses of which will be paid by Republic, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Republic or Merger Sub.

Section 5.19  Opinion of Financial Advisor.  The Republic Board has received the opinion of Merrill Lynch & Co., dated the date of this Agreement, that, as of such date, and subject to the limitations, qualifications and assumptions set forth in such opinion, the Exchange Ratio is, in the opinion of Merrill Lynch & Co., fair to Republic from a financial point of view.

Section 5.20  State Takeover Statutes.  The Republic Board has adopted a resolution or resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, and such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Republic Board under the provisions of Section 203 of the DGCL such that, assuming the accuracy of the representations and warranties contained in Section 4.22, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) are not applicable to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.21  Rights Plan.  Neither Republic nor any of the Republic Subsidiaries has adopted a stockholder rights plan or “poison pill.”

Section 5.22  Ownership of Allied Common Stock; Section 203 of the DGCL.  None of Republic, Merger Sub or any of their respective Subsidiaries or Affiliates “owns” (as that term is defined in Section 203 of the DGCL), any shares of capital stock of Allied. Neither Republic nor Merger Sub is, and at no time during the last three (3) years has been, an “interested stockholder” of Allied as defined in Section 203 of the DGCL.

Section 5.23  Interests in Competitors.  Neither Republic nor Merger Sub owns any interest(s), nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Republic or Merger Sub under the HSR Act or any other Antitrust Law, in any Person that is not a Republic Subsidiary and that derives a substantial portion of its revenues from a line of business within the principal lines of business of Allied or any Allied Subsidiary.

Section 5.24  Insurance.  All material insurance policies maintained by Republic and the Republic Subsidiaries, including property and casualty, excess liability, pollution and directors and officers liability insurance, provide insurance in such amounts and against such risks as the management of Republic reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither Republic nor any of the Republic Subsidiaries is in breach or default, and neither Republic nor any of the Republic Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the material insurance policies of Republic and the Republic Subsidiaries, except for such breaches, defaults, terminations or modifications that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Republic.

Section 5.25  Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

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ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.01  Conduct of Business.

(a) Conduct of Business by Allied.  Except for matters permitted by this Agreement, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement, Allied shall, and shall cause each Allied Subsidiary to, conduct its business in all material respects in the ordinary and usual course of business. In addition, and without limiting the generality of the foregoing, except for matters expressly contemplated by this Agreement or disclosed in Section 6.01(a) of the Allied Disclosure Schedule, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement, Allied shall not, and shall cause each Allied Subsidiary not to, do any of the following without the prior written consent of Republic (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Allied Subsidiary to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (C) purchase, redeem or otherwise acquire any shares of capital stock of Allied or any Allied Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the withholding of shares to satisfy tax liabilities incurred upon the vesting or exercise of any Allied Equity Award) or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization of Allied or any of the Allied Subsidiaries, except for a liquidation or other reorganization of an Allied Subsidiary the proceeds of which are distributed to Allied or any Allied Subsidiary or the dissolution of an Allied Subsidiary that holds no assets;

(ii) authorize for issuance, issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Allied Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (x) (1) the issuance of shares of Allied Common Stock upon the exercise of Allied Stock Options outstanding on the date hereof or granted after the date hereof in accordance with clause (y) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later), or (2) the issuance of Allied Common Stock upon the vesting of Allied RSUs or Allied DSUs outstanding on the date hereof or granted after the date hereof in accordance with clause (y) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later) and (y) the grant of Allied Equity Awards to non-employee directors or employees of Allied or any Allied Subsidiary, in accordance with Section 6.01(a) of the Allied Disclosure Schedule or as required pursuant to Allied Plans or agreements existing as of the date hereof (provided that no such award may vest as a result of the consummation of the Merger);

(iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(iv) merge or consolidate with any Person (provided that an Allied Subsidiary may merge or consolidate with another Allied Subsidiary);

(v) acquire in any manner an amount of assets (including securities) of any third Person (other than Allied or an Allied Subsidiary), individually, in excess of $75,000,000 or, in the aggregate, in excess of $150,000,000, except (A) for acquisitions of assets (including securities) in the ordinary and usual course of business that would not materially hinder or delay the consummation of the transactions contemplated by this Agreement and (B) as required by existing Contracts as of the date hereof;

(vi) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets to a third Person (other than Allied or an

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Allied Subsidiary), in the aggregate, in excess of $50,000,000, except for (A) sales of properties or other assets in the ordinary and usual course of business and (B) pursuant to existing Contracts as of the date hereof;

(vii) other than in the ordinary and usual course of business or as required pursuant to existing agreements or Allied Plans or any existing collective bargaining agreement, (A) grant to any officer or director of Allied or any Allied Subsidiary any material increase in compensation or fringe benefits, (B) grant to any present or former employee, officer or director of Allied or any Allied Subsidiary any increase in severance or termination pay or (C) enter into or amend any employment, consulting, indemnification, severance or termination agreement with any such present or former employee, officer or director;

(viii) (A) establish, adopt, enter into or amend in any material respect any Allied Plan except as required by applicable Law or the terms of any collective bargaining agreement, provided, however, that Allied may amend Allied Plans for purposes of compliance with Section 409A of the Code and applicable guidance thereunder or for purposes of causing such Allied Plan to be excluded from coverage under Section 409A of the Code and applicable guidance thereunder; (B) except as permitted or required under Section 7.05 or as permitted or required under the terms of any Allied Plan (as such Allied Plan may be amended for purposes of compliance with Section 409A of the Code and applicable guidance thereunder or for the purpose of causing such Allied Plan to be excluded from coverage under Section 409A of the Code and applicable guidance thereunder) or as required by applicable Law, take any action to accelerate any material rights or benefits, under any Allied Plan or (C) except for grants or awards permitted by Section 6.01(a)(ii), grant any new, or amend any existing Allied Equity Award or enter into any agreement under which any Allied Equity Award would be required to be issued;

(ix) (A) incur any new, or modify or amend or enter into any refinancing of any existing, indebtedness for borrowed money or guarantee any such indebtedness of another Person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Allied or any Allied Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than Allied or any direct or indirect wholly owned Subsidiary of Allied, in each case except in the ordinary and usual course of business or as required by existing Contracts as of the date hereof (it being understood that the refinancing of any indebtedness outstanding on the date hereof other than at its stated maturity shall not be considered in the ordinary and usual course of business);

(x) other than in the ordinary and usual course of business (but subject to the other provisions of this Section 6.01(a)), (A) modify, amend or terminate in any material adverse respect any Contract involving annual payments by or to Allied or any Allied Subsidiary in excess of $5,000,000 (an “Allied Covered Contract”), (B) enter into any successor Contract to an expiring Allied Covered Contract that changes the terms of the expiring Allied Covered Contract in a way that is materially adverse to Allied or any Allied Subsidiary, (C) enter into any new Contract that would have been considered an Allied Covered Contract if it were entered into at or prior to the date hereof;

(xi) enter into or renew or extend any Contract that limits or restricts Allied or any of the Allied Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Republic (including the Surviving Corporation) or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, which Contracts, individually or in the aggregate, would reasonably be expected to be materially adverse to Republic and Republic Subsidiaries (including the Surviving Corporation);

(xii) enter into any collective bargaining or similar agreement with a labor organization not then recognized by Allied or any Allied Subsidiary or, enter into a new collective bargaining or similar agreement for an existing collective bargaining unit that is different in any material respect from the collective bargaining or similar agreement in force as of the date of this Agreement;

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(xiii) terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Allied or any Allied Subsidiary or their respective properties which is not replaced by a comparable amount of insurance coverage;

(xiv) make any change in accounting methods, principles or practices, except insofar as may be required by GAAP or applicable Law;

(xv) make or agree to make any new capital expenditure or expenditures that, in the aggregate, would reasonably be expected to cause Allied and the Allied Subsidiaries to make payments for capital expenditures in any fiscal year that are in excess of 110% of Allied’s consolidated capital expenditures budget for such year as most recently provided to Republic prior to the date hereof;

(xvi) other than in the ordinary and usual course of business, make any material Tax election, make any material amendments to Tax Returns previously filed, or settle or compromise any material Tax liability or refund; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by Republic.  Except for matters permitted by this Agreement, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement, Republic shall, and shall cause each Republic Subsidiary to, conduct its business in all material respects in the ordinary and usual course of business. In addition, and without limiting the generality of the foregoing, except for matters expressly contemplated by this Agreement or disclosed in Section 6.01(b) of the Republic Disclosure Schedule, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement, Republic shall not, and shall cause each Republic Subsidiary not to, do any of the following without the prior written consent of Allied (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Republic Subsidiary to its parent, and other than regular quarterly cash dividends on the Republic Common Stock at the rates and with record dates as set forth in Section 6.01(b) of the Republic Disclosure Schedule, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (C) except pursuant to Republic’s stock repurchase program as described in Section 6.01(b) of the Republic Disclosure Schedule, purchase, redeem or otherwise acquire any shares of capital stock of Republic or any Republic Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the withholding of shares to satisfy tax liabilities incurred upon the vesting or exercise of any Republic Equity Award) or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, restructuring, recapitalization or reorganization of Republic or any of the Republic Subsidiaries, except for a liquidation or other reorganization of a Republic Subsidiary the proceeds of which are distributed to Republic or any Republic Subsidiary or the dissolution of a Republic Subsidiary that holds no assets;

(ii) authorize for issuance, issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Republic Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (x) (1) the issuance of shares of Republic Common Stock upon the exercise of Republic Stock Options outstanding on the date hereof or granted after the date hereof in accordance with clause (y) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later), or (2) the issuance of Republic Common Stock upon the vesting of Republic RSUs or Republic DSUs outstanding on the date hereof or granted after the date hereof in accordance with clause (y) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later) and (y) the grant of Republic Equity Awards to non-employee directors or employees of Republic or any Republic Subsidiary, in accordance Section 6.01(b) of the Republic Disclosure Schedule

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or as required pursuant to agreements existing as of the date hereof (provided that no such award may vest as a result of consummation of the Merger);

(iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(iv) merge or consolidate with any Person (provided that a Republic Subsidiary may merge or consolidate with another Republic Subsidiary;

(v) acquire in any manner an amount of assets (including securities) of any third Person (other than Republic or an Republic Subsidiary), individually, in excess of $75,000,000 or, in the aggregate, in excess of $150,000,000, except (A) for acquisitions of assets (including securities) in the ordinary and usual course of business that would not materially hinder or delay the consummation of the transactions contemplated by this Agreement and (B) as required by existing Contracts as of the date hereof;

(vi) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets to a third Person (other than Republic or an Republic Subsidiary), individually, in the aggregate, in excess of $50,000,000, except for (A) sales of properties or other assets in the ordinary and usual course of business and (B) pursuant to existing Contracts as of the date hereof;

(vii) other than in the ordinary and usual course of business or as required pursuant to existing agreements or Republic Plans or any existing collective bargaining agreement, (A) grant to any officer or director of Republic or any Republic Subsidiary any material increase in compensation or fringe benefits, (B) grant to any present or former employee, officer or director of Republic or any Republic Subsidiary any increase in severance or termination pay or (C) enter into or amend any employment, consulting, indemnification, severance or termination agreement with any such present or former employee, officer or director;

(viii) (A) establish, adopt, enter into or amend in any material respect any Republic Plan except as required by applicable Law or the terms of any collective bargaining agreement, provided, however, that Republic may amend Republic Plans for purposes of compliance with Section 409A of the Code and applicable guidance thereunder or for purposes of causing such Republic Plan to be excluded from coverage under Section 409A of the Code and applicable guidance thereunder; (B) except as permitted or required under Section 7.05 or as permitted or required under the terms of any Republic Plan (as such Republic Plan may be amended for purposes of compliance with Section 409A of the Code and applicable guidance thereunder or for the purpose of causing such Republic Plan to be excluded from coverage under Section 409A of the Code and applicable guidance thereunder) or as required by applicable Law, take any action to accelerate any material rights or benefits, under any Republic Plan or (C) except for grants or awards permitted by Section 6.01(b)(ii), grant any new, or amend any existing Republic Equity Award or other performance-based award or enter into any agreement under which any Republic Equity Award would be required to be issued;

(ix) (A) incur any new, or modify or amend or enter into any refinancing of any existing, indebtedness for borrowed money or guarantee any such indebtedness of another Person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Republic or any Republic Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than Republic or any direct or indirect wholly owned Subsidiary of Republic, in each case except in the ordinary and usual course of business or as required by existing Contracts as of the date hereof (it being understood that the refinancing of any indebtedness outstanding on the date hereof other than at its stated maturity shall not be considered in the ordinary and usual course of business);

(x) other than in the ordinary and usual course of business, (A) modify, amend or terminate in any material adverse respect any Contract involving annual payments by or to Republic or any Republic

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Subsidiary in excess of $5,000,000 (a “Republic Covered Contract”), (B) enter into any successor Contract to an expiring Republic Covered Contract that changes the terms of the expiring Republic Covered Contract in a way that is materially adverse to Republic or any Republic Subsidiary, or (C) enter into any new Contract that would have been considered a Republic Covered Contract if it were entered into at or prior to the date hereof;

(xi) enter into or renew or extend any Contract that limits or restricts Republic or any of the Republic Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Republic or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, which Contracts, individually or in the aggregate, would reasonably be expected to be materially adverse to Republic and Republic Subsidiaries;

(xii) enter into any collective bargaining or similar agreement with a labor organization not then recognized by Republic or any Republic Subsidiary, or, enter into a new collective bargaining or similar agreement for an existing collective bargaining unit that is different in any material respect from the collective bargaining or similar agreement in force as of the date of this Agreement;

(xiii) terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Republic or any Republic Subsidiary or their respective properties which is not replaced by a comparable amount of insurance coverage;

(xiv) make any change in accounting methods, principles or practices, except insofar as may be required by GAAP or applicable Law;

(xv) make or agree to make any new capital expenditure or expenditures that, in the aggregate, would reasonably be expected to cause Republic and the Republic Subsidiaries to make payments for capital expenditures in any fiscal year that are in excess of 110% of Republic’s consolidated capital expenditures budget for such year as most recently provided to Allied prior to the date hereof;

(xvi) other than in the ordinary and usual course of business, make any material Tax election, make any material amendments to Tax Returns previously filed, or settle or compromise any material Tax liability or refund; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 6.02  No Solicitation.

(a) Each of Republic and Allied agrees that it shall not, and it shall cause its Subsidiaries not to, and that it shall direct and cause its and its Subsidiaries’ respective officers, directors and employees, agents and representatives (including any investment banker, attorney, accountant or other advisor retained by it or any of its Subsidiaries) (collectively, “Representatives”) not to, directly or indirectly, initiate, solicit or otherwise knowingly encourage or facilitate any inquiries or the making by any third Person or group (as defined in the Exchange Act) of third Persons (other than the other party hereto and/or its Subsidiaries and their respective Representatives) (a “Third Party”) of any proposal or offer with respect to a purchase, merger, reorganization, share exchange, consolidation, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization or similar transaction involving 20% or more of its consolidated total revenues or assets (including by means of a transaction with respect to securities of such party or its Subsidiaries) or 20% or more of its outstanding shares of common stock (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”, it being understood that none of the transactions contemplated by this Agreement or set forth in Section 6.01(a) of the Allied Disclosure Schedule or Section 6.01(b) of the Republic Disclosure Schedule, as applicable, shall be deemed to constitute an Acquisition Proposal). Each of Republic and Allied further agrees that it shall not, and it shall cause each of its Subsidiaries not to, and it shall direct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly, except as permitted by Section 6.02(b), (i) engage in any negotiations or discussions with, or provide any information or data to, any Third Party relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) execute or enter into, or publicly propose to accept or enter into

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an agreement with respect to an Acquisition Proposal, including a letter of intent, agreement in principle, option agreement, merger agreement, acquisition agreement or other agreement (whether binding or not) in furtherance of an Acquisition Proposal.

(b) Notwithstanding the provisions of Section 6.02(a), nothing contained in this Agreement shall prevent Republic or Allied, or their respective Boards of Directors, from (A) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (provided, however, no Change in Recommendation may be made unless otherwise permitted by this Section 6.02(b)), (B) providing information in response to a request therefor by a Third Party who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of Republic or Allied, as the case may be, receives from the Third Party so requesting such information an executed confidentiality agreement on terms no less favorable in the aggregate to the disclosing party than those contained in the Confidentiality Agreement (but which need not contain standstill or non-solicitation of employee provisions and does not contain other terms that prevent Republic or Allied, as the case may be, from complying with its obligations under this Section 6.02) and so long as any information provided to such Third Party that has not previously been provided to the other party is provided to the other party as promptly as practicable thereafter, (C) engaging in any negotiations or discussions (including solicitation of a revised Acquisition Proposal) with any Third Party who has made an unsolicited bona fide written Acquisition Proposal, (D) effecting a Change in Recommendation in respect of an Acquisition Proposal or (E) effecting a Change in Recommendation other than in respect of an Acquisition Proposal; provided, however, that neither Republic nor Allied shall take any of the foregoing actions unless:

(i) in each such case referenced in clause (B) or (C) above, (1) the applicable Stockholder Approval has not yet been obtained, (2) such party shall not have breached the provisions of this Section 6.02 and (3) the Board of Directors of the party determines in good faith (after consultation with its financial advisor of national reputation and outside legal counsel) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal;

(ii) in each case referenced in clause (D) above, prior to Republic or Allied, as the case may be, effecting a Change in Recommendation with respect to an Acquisition Proposal, (1) the applicable Stockholder Approval shall not have been obtained, (2) such party shall not have breached the provisions of this Section 6.02, (3) the Board of Directors of such party shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, (4) such party shall have notified the other party in writing, at least four (4) Business Days in advance of such Change in Recommendation (it being understood that any change in financial terms or other material terms of the relevant Acquisition Proposal shall extend such period by an additional two (2) Business Days from the date of receipt of the revised Acquisition Proposal containing such changed terms) that it is considering taking such action, specifying the material terms and conditions of such Superior Proposal and the identity of the person making such Superior Proposal and delivering the documents and information required to be delivered pursuant to Section 6.02(c), and (5) during such four (4) Business Day period (as extended, if applicable), such party shall have negotiated, and shall have made its financial and legal advisors available to negotiate, with the other party should the other party elect to propose adjustments in the terms and conditions of this Agreement such that, after giving effect thereto, such Acquisition Proposal no longer constitutes a Superior Proposal and at the end of such four (4) Business Day period (as extended, if applicable) the Board of Directors of such party shall have determined, in good faith after consultation with its financial advisor of national reputation and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal after giving effect to all the adjustments which may be offered pursuant to this clause (5).  As used herein, “Superior Proposal” means a bona fide written Acquisition Proposal with respect to a party that the Board of Directors of such party concludes in good faith, after consultation with its financial advisor of national reputation and outside legal counsel, is (i) more favorable to the stockholders of the party receiving the proposal than the Merger, taking into account all terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation, long-term strategic considerations and other factors deemed relevant by such Board of Directors, as the case may be, and (ii) reasonably capable of being completed on a timely basis; provided that for purposes of this definition, “Acquisition

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Proposal” shall have the meaning set forth above, except that “50%” shall be substituted for “20%” in the definition thereof; or

(iii) in the case referenced in clause (E) above, (1) the applicable Stockholder Approval shall not have been obtained, and (2) the Board of Directors of such party shall have determined in good faith after consultation with outside legal counsel that failure to make the Change in Recommendation would be inconsistent with its fiduciary duties, (3) such party shall have notified the other party in writing, at least four (4) Business Days in advance of such Change in Recommendation that it is considering taking such action, specifying in reasonable detail the reasons therefor and (4) during such four (4) Business Day period, such party shall have negotiated and shall have made its financial and legal advisors available to negotiate with the other party should the other party elect to propose adjustments in terms and conditions of this Agreement such that, after giving effect thereto, such party shall have determined in good faith after consultation with outside counsel to not effect a Change in Recommendation.

(c) Each of Republic and Allied shall notify Allied, in the case of Republic, and Republic, in the case of Allied, promptly (but in any event within 24 hours) if any inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with it or any of its Representatives with respect to a potential Acquisition Proposal, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and providing, promptly (and in any event within 24 hours after receipt thereof), a copy of all documentation setting forth the terms of any such proposal or offer or the nature of such inquiry, and thereafter shall keep Allied, in the case of Republic, and Republic, in the case of Allied, informed, on a reasonably current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations (including by delivering any further documentation of the type referred to above).

(d) Each of Republic and Allied shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third Person conducted prior to the date hereof with respect to any Acquisition Proposal by such party or any action(s) that could reasonably be expected to lead to any Acquisition Proposal by such party, and shall promptly (and in any event within five (5) Business Days) request (if not requested and complied with) that all confidential information with respect thereto furnished by or on behalf of Allied or Republic be returned or destroyed in accordance with the terms of the applicable confidentiality agreement with such party.

(e) Notwithstanding anything to the contrary contained herein, Republic or Allied, as applicable, shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person if its Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would violate its fiduciary duties.

(f) If pursuant to Section 6.02(b) either party effects a Change in Recommendation (the “Changing Party”), the other party shall have the option (the “Stockholder Vote Option”), exercisable within ten (10) Business Days after such Change in Recommendation, to cause the applicable Board of Directors of the Changing Party to submit this Agreement to its stockholders for the purpose of adopting this Agreement notwithstanding the Change in Recommendation. If the other party exercises the Stockholder Vote Option, it shall not be entitled to terminate this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(d)(i), as applicable. If the other party fails to exercise the Stockholder Vote Option, the Changing Party shall terminate this Agreement within ten (10) Business Days of expiration of the Stockholder Vote Option pursuant to and in accordance with Section 9.01(c)(iii) or Section 9.01(d)(iii), as applicable.

(g) Each of Republic and Allied agrees that any violations of the restrictions set forth in this Section 6.02 by any of its Representatives is or any of its Subsidiaries shall be deemed to be a breach of this Section 6.02 by such party.

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ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01  Preparation of the Form S-4 and Joint Proxy Statement/Prospectus.  As promptly as is reasonably practicable following the date of this Agreement, Allied and Republic shall, except as otherwise permitted by this Agreement or as may be necessary to avoid violation of applicable Law, cooperate in preparing, and prepare, (i) a joint proxy statement/prospectus (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement/Prospectus”) in order to seek the Allied Stockholder Approval and the Republic Stockholder Approval and (ii) the Form S-4, which Republic shall file with the SEC, and in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Except as otherwise permitted by this Agreement or as may be necessary to avoid violation of applicable Law, (A) each of Allied and Republic will use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger and (B) each of Allied and Republic shall use its respective commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the holders of the Allied Common Stock and the holders of Republic Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Republic shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of shares of Republic Common Stock in the Merger, and Allied shall furnish all information concerning Allied and the Allied stockholders as may be reasonably requested by Republic in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Republic, and no filing of or amendment or supplement to the Joint Proxy Statement/Prospectus will made by Republic or Allied, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to Allied or Republic, or any of their respective Affiliates, directors or officers, should be discovered by Allied or Republic which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of each of Allied and Republic. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with (x) copies of all correspondence and a description of all material oral discussions between it or any of its respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger and (y) copies of all orders of the SEC relating to the Form S-4.

Section 7.02  Stockholders Meeting; Recommendations.

(a) Except as otherwise permitted by this Agreement or as may be necessary to avoid violation of applicable Law and subject to Section 6.02, (i) Allied shall use all commercially reasonable efforts in accordance with and subject to the DGCL and other applicable Law, the Allied Charter and Allied By-laws and the rules of the NYSE to cause a meeting of its stockholders (the “Allied Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of securing the Allied Stockholder Approval, (ii) the Joint Proxy Statement/Prospectus shall contain the recommendation of the Allied Board that the Allied stockholders adopt this Agreement (the “Allied Recommendation”), and (iii) Allied shall not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Republic such recommendation or take any other action or make any other public statement in connection with the Allied Stockholder Meeting inconsistent with the Allied Recommendation (any actions in clause (iii) a “Change in Allied Recommendation”).

(b) Except as otherwise permitted by this Agreement or as may be necessary to avoid violation of applicable Law and subject to Section 6.02, (i) Republic shall use all commercially reasonable efforts in

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accordance with and subject to the DGCL and other applicable Law, the Republic Charter and Republic By-laws and the rules of the NYSE to cause a meeting of its stockholders (the “Republic Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of securing the Republic Stockholder Approval, (ii) the Joint Proxy Statement/Prospectus shall contain the recommendation of the Republic Board that the Republic’s stockholders approve the Republic Share Issuance and the Republic Charter Amendment (the “Republic Recommendation”), and (iii) Republic shall not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Allied such recommendation or take any other action or make any other public statement in connection with the Republic Stockholder Meeting inconsistent with the Republic Recommendation (any actions in clause (iii) a “Change in Republic Recommendation”).

(c) Subject to Section 6.02 of this Agreement and applicable Law, Republic and Allied shall each use commercially reasonable efforts to cause the Republic Stockholder Meeting and the Allied Stockholder Meeting to be held on the same date and as soon as practicable after the date hereof.

Section 7.03  Access to Information; Confidentiality.  Upon reasonable notice, and except as may otherwise be prohibited by applicable Law, each of Republic and Allied shall, and shall cause each of their respective Subsidiaries to, afford to the other, and to the other’s Representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, Contracts, commitments, personnel and records as Allied or Republic from time to time may reasonably request and, during such period, each of Allied and Republic shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as the other may reasonably request. Notwithstanding the foregoing, (i) either party may restrict the foregoing access to the extent that any applicable Law (including Laws relating to the exchange of information and all applicable Antitrust Laws) requires such party or its Subsidiaries to restrict or prohibit such access and (ii) nothing herein shall require any party to disclose information to the extent such information would result in disclosure of trade secrets or a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such party (provided that such party shall use commercially reasonable efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable). The parties acknowledge and agree that nothing in this Section 7.03 shall require either Allied or Republic to take or allow any action that would unreasonably interfere with Allied’s, Republic’s or any of their respective Subsidiaries’ business or operations. All information exchanged pursuant to this Section 7.03 shall be subject to the Confidentiality Agreement, and the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 7.04  Efforts to Consummate, Notification.

(a) Subject to the terms and conditions of this Agreement, each of Republic and Allied will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers or Consents from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all steps as may be necessary to avoid any investigation or Proceeding by any Governmental Entity, (iii) the making or agreeing to any Regulatory Divestiture, (iv) the obtaining of all necessary Consents or waivers from third parties, (v) the defending of any investigations or Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, (vi) the taking of all acts and efforts, from the date of this Agreement to the Effective Time, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and (vii) the execution or delivery of additional instruments necessary to

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consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each of Republic and Allied shall (A) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (B) comply at the earliest practicable date with any request under the HSR Act or any other Antitrust Law for additional information, documents or other materials received by such party from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), the Federal Trade Commission (“FTC”) or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions and (C) act in good faith and reasonably cooperate with the other party in connection with any such registrations, declarations and filings (including, if requested by the other party, to accept all reasonable additions, deletions or changes suggested by the other party in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing or any such transaction. To the extent not prohibited by applicable Law, each party shall use all commercially reasonable efforts to furnish to the other all information required for any application or other filing to be made by the other pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each party shall (and shall cause its respective Representatives to) give each other party reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity (including the Antitrust Division and FTC) regarding any such registrations, declarations and filings or any such transaction. No party shall (or shall permit its respective Representatives to) independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such filing, investigation or other inquir y without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. Each party shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with investigations or Proceedings under or relating to the HSR Act or any other Antitrust Laws. Republic and Allied shall mutually cooperate in coordinating any registration, declaration and filings and obtaining any necessary actions or nonactions, waivers or Consents under the HSR Act or any other Antitrust Laws, including the timing of the initial filing, which will be made as promptly as practicable after the date of this Agreement.

(b) Subject to Section 7.04(a), each of Republic and Allied shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement. In connection therewith and subject to Section 7.04(a), if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Law, each of Republic and Allied shall cooperate with the other party with respect to such objection and use its reasonable best efforts to vigorously contest and resist (by negotiation, litigation or otherwise) any Proceeding related thereto, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal. Each party shall use its reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods under the HSR Act or any other Antitrust Laws with respect to the transactions contemplated hereby as promptly as possible after the execution of this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be deemed to require Republic or Allied or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” shall mean making proposals, executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Republic, Allied or their respective Subsidiaries or the holding separate of the capital stock of a Subsidiary of Allied or Republic or (ii) imposing or seeking to impose any limitation on the ability of Republic, Allied or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to

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acquire, hold or exercise full rights of ownership of the business of Allied, the Allied Subsidiaries, Republic or the Republic Subsidiaries (any matter referenced in the foregoing clause (i) or (ii) being a “Regulatory Divestiture”) that, in the case of (i) and (ii), individually or in the aggregate would reasonably be expected to have a material adverse effect after the Effective Time on (x) the assets and liabilities, financial condition or business of Republic and Republic Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole, or (y) the benefits expected to be derived by the parties on the date of this Agreement from the combination of Republic and Allied via the Merger (such combined business to be taken as a whole) in such a manner that such party would not have entered into this Agreement in the face of such materially and adversely affected benefits. The parties agree that no party shall enter into, consent to or acquiesce to any Regulatory Divestiture without the prior written consent of the other parties.

Section 7.05  Tax Treatment.

(a) Prior to and at the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization described in Section 368(a) of the Code, and shall not take any action reasonably likely to cause the Merger not to so qualify.

(b) Each of Republic, Merger Sub and Allied shall use its reasonable best efforts to obtain the opinions referred to in Sections 8.02(d) and 8.03(d), respectively, including by providing Mayer Brown LLP and Akerman Senterfitt customary tax representation letters.

Section 7.06  Indemnification; D&O Insurance.

(a) From and after the Effective Time, the Surviving Corporation and Republic, jointly and severally, shall indemnify, defend and hold harmless each present and former director and officer of Allied or any of the Allied Subsidiaries and each person who served at the request of Allied or any Allied Subsidiary as a director or officer of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise (the “Indemnified Parties”), against any costs or expenses (including reasonable fees and expenses of counsel), judgments, fines, penalties, losses, claims, damages or liabilities and amounts paid in settlement (collectively, “Losses”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) relating to the Indemnified Party’s service with or at the request of Allied, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Laws. Expenses (including attorneys’ fees) incurred by any Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Republic and the Surviving Corporation in advance of the final disposition of such action, suit or proceeding, subject to receipt of an undertaking by or on behalf of such Indemnified Party to repay such amounts if it shall ultimately be determined that such Indemnified Party is not entitled under applicable Law to be indemnified under this Section 7.06(a).  The indemnification rights hereunder are not exclusive and shall be in addition to any other rights such Indemnified Party may have under any Law or Contract or any organizational documents of any Person, under the DGCL or otherwise. The certificate of incorporation of the Surviving Corporation and its by-laws shall contain, and the Surviving Corporation shall, and Republic shall cause it to, fulfill and honor, provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as those set forth in the Allied Charter and Allied By-laws as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the Indemnified Parties. The parties agree that the provisions relating to exculpation of directors and the rights to indemnification and advancement of expenses incurred in defense of any action or suit in the Allied Charter or Allied By-Laws and the comparable organizational documents of the Allied Subsidiaries with respect to matters occurring through the Effective Time shall survive the Merger and shall continue in full force and effect for a period of six (6) years from the Effective Time; provided that all rights to indemnification and advancements in respect of any Proceeding pending or asserted or claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

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(b) For a period of six (6) years after the Effective Time, Republic and the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Allied (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement) provided that, in satisfying its obligation under this Section 7.06(b), Republic or the Surviving Corporation, as applicable, shall not be obligated to pay annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by Allied for such insurance (the “Current Premium”). In the event that, but for the proviso to the immediately preceding sentence, Republic or the Surviving Corporation, as applicable, would be required to expend more than 300% of the Current Premium, Republic or the Surviving Corporation, as applicable, shall obtain the maximum amount of insurance obtainable having the terms and scope of coverage of the relevant existing Allied policy and covering facts, events, acts and omissions occurring prior to the Effective Time by payment of annual premiums equal to 300% of the Current Premium.

(c) If Republic or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Republic or the Surviving Corporation, as applicable, shall assume the obligations set forth in this Section 7.06.

(d) Republic and the Surviving Corporation shall, to the fullest extent permitted by applicable Law, pay (as incurred) all expenses (including reasonable fees and expenses of counsel) that an Indemnified Party may incur in enforcing the indemnity and other rights and obligations provided for in this Section 7.06.

(e) The provisions of this Section 7.06 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses or contribution that any such Person may have by contract or otherwise. No release executed by any Indemnified Party in connection with his or her departure from Allied, Republic or any of the Allied Subsidiaries or Republic Subsidiaries shall be deemed to be a release or waiver of any of the indemnity or other rights provided such Indemnified Party in this Section 7.06, unless the release or waiver of the provisions of this Section 7.06 is expressly provided for in such release.

Section 7.07  Public Announcements.  Except for matters covered by Section 6.02, Republic, on the one hand, and Allied, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to any transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, by fiduciary duties, by court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.08  Stock Transfer Taxes.  Except as provided in Section 2.05(c), all Stock Transfer Taxes, if any, and any penalties or interest with respect to any such Stock Transfer Taxes shall be paid by Republic.

Section 7.09  Employee Matters.

(a) From and after the Effective Time, the Allied Plans and the Republic Plans, as in effect at the Effective Time, will remain in effect (including any terms, conditions and provisions contained in such plans that may apply after the Continuation Dates set forth below), except as provided in Section 2.06, with respect to employees and former employees of Allied or Republic and their Subsidiaries, as applicable, and the dependents of such employees covered by such plans at the Effective Time (the “Covered Employees”), until at least December 31, 2008 or, in the case of the Allied Plans that are designated as Welfare Plans on Section 4.10(a) of the Allied Disclosure Schedules, until at least March 31, 2009 (both such dates collectively

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referred to as the “Continuation Dates”). If, in applying the foregoing, a Covered Employee has the right to receive a grant of Allied RSUs under an Allied Plan after the Effective Time as a result of a deferral of a bonus made prior to the Effective Time, then such right to receive an Allied RSU shall be converted into a right to receive a grant of Republic RSUs, otherwise on the same terms and conditions as applied to the right to receive such Allied RSU immediately prior to the conversion. Prior to the Effective Time, Allied and Republic acting in good faith will cooperate in reviewing, evaluating and analyzing the Allied Plans and the Republic Plans with a view towards developing appropriate employee benefit and compensation plans, programs and arrangements for Covered Employees after the Effective Time which, among other things, (i) will treat similarly situated Covered Employees on a substantially equivalent basis, taking into account all relevant factors, including duties, responsibilities, geographic location, tenure, and qualifications and (ii) will not discriminate between Covered Employees who at the Effective Time are covered by Allied Plans, on the one hand, and those covered by Republic Plans, on the other hand, and which Republic will adopt subject to customary rights to subsequently amend or terminate such plans as Republic thereafter deems appropriate (individually a “New Benefit Plan” and collectively the “New Benefits Plans”).

(b) Each New Benefit Plan will (i) provide all of the Covered Employees eligible to participate in such plans with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan or any retiree medical or other post-retirement welfare plan or as would otherwise result in a duplication of benefits) for all periods of employment with Allied or Republic or any of their respective Subsidiaries (or their predecessor entities) prior to the Effective Time, (ii) cause any pre-existing conditions or limitations, eligibility, waiting periods or required physical examinations under any

New Benefit Plan which is a welfare plan to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employees participated immediately prior to the Effective Time and, with respect to life insurance coverage, up to the Covered Employee’s current level of insurability, and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or the date of commencement of participation in such New Benefit Plan) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in such New Benefit Plan).

(c) At the Effective Time, Republic will assume the employment agreements and change in control agreements to which Allied or any Allied Subsidiary is a party, unless such agreements are superseded by new arrangements pursuant to an agreement executed by Republic and the relevant employee. Republic shall offer to each individual with a title of senior vice president or higher of Allied the ability to enter into an agreement in form and substance agreed to by Republic and Allied prior to the Effective Time.

(d) Republic shall amend Republic’s Employee Stock Purchase Plan so that Allied employees shall have the right to make purchases under this plan effective as soon as possible, but in no event later than the first purchase period after the Effective Time.

(e) From and after the Effective Time, Republic will honor all accrued and vested benefit obligations to and contractual rights of current and former employees of Allied and Republic and their respective Subsidiaries under the Allied Plans or Republic Plans, as applicable, to the extent accrued and vested as of the Effective Time.

(f) Nothing in this Section 7.09 shall be treated as an amendment of any Allied Plan or any Republic Plan (or an undertaking to amend any such plan), (ii) nothing in this Section 7.09 will prohibit Republic from amending, modifying or terminating any Allied Plan or Republic Plan pursuant to, and in accordance with, the terms thereof, and (iii) nothing in this Section 7.09 shall confer any rights or benefits on any person other than Allied and Republic.

Section 7.10  Section 16 Matters.  Prior to the Effective Time, Allied shall take all actions reasonably necessary to cause any dispositions of equity securities of Allied (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of Allied

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to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters. Assuming that Allied delivers to Republic the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Republic Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders (as defined below) of Republic Common Stock in exchange for shares of Allied Common Stock and the receipt of equity awards in respect of Republic Common Stock as contemplated by Section 2.06, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by Allied to Republic prior to the Effective Time, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respect regarding the Insiders, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider. “Insider” shall mean those officers and directors of Allied who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

Section 7.11  Financing.

(a) Prior to the Effective Time, Allied, A-Sub and B-Sub shall provide to the trustees under the Indentures all such notifications, certificates, opinions and other information and documents as may be required by the Indentures or the trustees under the Indentures in connection with the Merger and the payoff and termination of the Allied Credit Facility and the Allied Accounts Receivable Facility and, in each case, the release of collateral thereunder.

(b) Republic shall use its best efforts to take, or cause to be taken, all things necessary, proper or advisable to arrange and consummate the financing (the “Debt Financing”) necessary to provide immediately available funds sufficient to refinance (i) the Republic Credit Facility to the extent necessary or advisable, (ii) Allied’s $1.575 billion Revolving Credit Facility due March 2012, (iii) Allied’s $806.7 million Term Loan B due March 2014, referred to as the 2005 Term Loan, (iv) Allied’s $485 million Institutional Letter of Credit Facility due March 2014, (v) Allied’s $25 million Incremental Revolving Letter of Credit Facility due March 2012 and (vi) Allied’s $400 million Account Receivable Securitization program (the “Allied Accounts Receivable Facility”), including using reasonable best efforts to (A) enter into definitive agreements with respect thereto on terms and conditions acceptable to Allied (in its reasonable discretion) and (B) consummate the Debt Financing on or prior to the Effective Time. Republic shall (x) furnish correct and complete copies of all such definitive agreements to Allied promptly upon their execution, and (y) keep Allied informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and shall give Allied prompt notice of any material adverse change with respect to such Debt Financing and (z) use its best efforts to cause the lenders and the other Persons providing such Debt Financing to fund the Debt Financing on the Closing Date (including taking enforcement action to cause such lenders and other Persons to provide such Debt Financing). Prior to the Closing, Allied shall use its reasonable best efforts to cooperate with Republic in arranging, consummating and funding the Debt Financing, and if requested by Republic, the refinancing of the Republic Credit Facility, including making Allied’s officers available to the arrangers of the Debt Financing and such refinancing and potential lenders, and providing such information reasonably requested by the arrangers of the Debt Financing and such refinancing and potential lenders.

(c) Notwithstanding anything to the contrary in this Agreement, Republic acknowledges and agrees that the consummation of the Merger is not conditional upon receipt by Republic or any of its Affiliates of the proceeds of the Debt Financing.

(d) Each of Republic and Allied shall use its respective best efforts to not do, and to not cause or permit to be done, anything that would reasonably be expected to cause the condition to closing set forth in Section 8.03(e) to not be satisfied and shall use its respective best efforts to take any actions necessary (subject to the other’s consent if required pursuant to Section 6.01(a) or Section 6.01(b), as applicable) to ensure that the condition to closing set forth in Section 8.03(e) is satisfied.

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Section 7.12  Stock Exchange Listing.  Republic shall use its best efforts to cause the shares of Republic Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of the issuance, prior to the Closing Date.

Section 7.13  Notice of Certain Events.  Each party shall promptly notify the other of:

(a) any material notice or other material communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, which consent would be material to Republic and the Republic Subsidiaries taken as a whole after giving effect to the Merger;

(b) any material notice or other material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(c) any Proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Allied or any of the Allied Subsidiaries or Republic or any of the Republic Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such party’s representations or warranties, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 7.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 7.14  Certain Corporate Governance and Other Matters.

(a) Officers of Republic.  Republic shall take all actions necessary so that, at the Effective Time, Mr. James O’Connor, the current Chairman and Chief Executive Officer of Republic, shall be the Chairman and Chief Executive Officer of Republic, Mr. Donald Slager, the current President and Chief Operating Officer of Allied, shall be the President and Chief Operating Officer of Republic (reporting directly to Mr. O’Connor), Mr. Tod C. Holmes, the current Senior Vice President and Chief Financial Officer of Republic, shall be the Senior Vice President and Chief Financial Office of Republic (reporting directly to Mr. O’Connor) and those individuals agreed in writing by the parties shall be appointed to and hold the offices of Republic specified in such agreement.

(b) The Republic Board and Committees.  The number of directors which shall constitute the whole Republic Board as of the Effective Time shall be eleven (11), one of whom shall be Mr. O’Connor, five (5) of whom shall be Continuing Republic Directors (as defined in the New Republic By-laws) and five (5) of whom shall be Continuing Allied Directors (as defined in the New Republic By-laws). Republic shall take all actions necessary to ensure that, at the Effective Time and at all times during the applicable period set forth in the New Republic By-laws, the size and composition of the Republic Board and committees thereof shall be as provided in Article IX of the New Republic By-laws. Notwithstanding the foregoing, at the request of any Continuing Allied Director, such individual will not be deemed to join the Republic Board until the business day after the date on which the Effective Time occurs.

(c) Headquarters.  From and after the Effective Time, the location of the headquarters and principal executive offices of Republic shall be Phoenix, Arizona.

(d) By-laws.  Prior to the Effective Time, Republic agrees to make such modifications to the New Republic By-laws (other than Article IX thereof) as Allied may reasonably request.

Section 7.15  Control of Operations.  Notwithstanding anything in this Agreement that may be deemed to the contrary, nothing in this Agreement shall, directly or indirectly, give any party control over the other party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain in the hands of the relevant party, subject to the terms and conditions of this Agreement.

Section 7.16  State Takeover Statutes.  If any state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Republic and the Republic Board, and Allied and the Allied Board will grant such approvals and take such other actions as are necessary so that

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such transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or Law on this Agreement and such transaction.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.01  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval.  The Allied Stockholder Approval and the Republic Stockholder Approval shall have been obtained, in each case in accordance with the DGCL.

(b) Regulatory Approvals.  The waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints; Illegality.  No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order shall have been issued (and remain in effect) by a Governmental Entity of competent jurisdiction having the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger (collectively, “Restraints”).

(d) Stock Exchange Listing.  The shares of Republic Common Stock issuable to the stockholders of Allied as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

Section 8.02 Conditions to Obligation of Allied to Effect the Merger. The obligation of Allied to consummate the Merger is also subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Accuracy of Representations and Warranties.  (i) The representations and warranties made by Republic and Merger Sub contained in Sections 5.03, 5.04, 5.18, 5.19, 5.20, 5.21, 5.22, 5.23, 5.24 and 5.25 of this Agreement shall be true and correct in all material respects on the date hereof and on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct in all material respects only as of such specified date), and (ii) all other representations and warranties made by Republic herein, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect or words of similar import (other than any such qualifications or exceptions set forth in the Republic Disclosure Schedule) and substituting the words “Contract to which Republic or any Republic Subsidiary is a party or which is binding on Republic or any Republic Subsidiary” for the words “Material Republic Contract”, shall be true and correct on the date hereof and on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date), except in each case where the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Republic.

(b) Compliance with Covenants.  Each of Republic and Merger Sub shall have in all material respects performed all obligations and agreements, and in all material respects complied with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificates.  Allied shall have received a certificate of Republic, dated as of the Closing Date, signed by an executive officer of Republic to the effect that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

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(d) Tax Opinion.  Allied shall have received an opinion of Mayer Brown LLP in form and substance reasonably satisfactory to Allied, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) both of Allied and Republic will be a party to such reorganization. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Allied, Republic and others.

Section 8.03 Conditions to Obligation of Republic and Merger Sub to Effect the Merger. The obligation of Republic and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Accuracy of Representations and Warranties.  (i) The representations and warranties made by Allied contained in Sections 4.03, 4.04, 4.18, 4.19, 4.20, 4.21, 4.22 and 4.23 of this Agreement shall be true and correct in all material respects on the date hereof and on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct in all material respects only as of such specified date), and (ii) all other representations and warranties made by Allied herein, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect or words of similar import (other than any such qualifications or exceptions set forth in Allied Disclosure Schedule) and substituting the words “Contract to which Allied or any Allied Subsidiary is a party or which is binding on Allied or any Allied Subsidiary” for the words “Material Allied Contract”, shall be true and correct on the date hereof and on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date), except in each case where the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Allied; provided, however, notwithstanding the foregoing, the representations and warranties made in each of the two provisos in Section 4.14(b) shall be true and correct as of the Closing Date.

(b) Compliance with Covenants.  Allied shall have in all material respects performed all obligations and agreements, and in all material respects complied with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate.  Republic shall have received a certificate of Allied, dated as of the Closing Date, signed by an executive officer of Allied to the effect that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(d) Tax Opinion.  Republic and Merger Sub shall have received an opinion of Akerman Senterfitt, in form and substance reasonably satisfactory to Republic, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) both of Allied and Republic will be a party to such reorganization. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Allied, Republic and others.

(e) Ratings.  Republic shall have received written confirmation from the applicable agency that, upon the Effective Time, the senior unsecured debt of Republic (including Allied or any Allied Subsidiary to the extent an issuer under the Indentures and after giving effect to any parent or other guarantees required by such agency) will be either (i) rated BBB- or better by Standard & Poor’s and Ba1 or better by Moody’s, or (ii) rated Baa3 or better by Moody’s and BB+ or better by Standard & Poor’s.

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ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01  Termination.  This Agreement may be terminated at any time prior to the Effective Time by written notice by the terminating party to the other party, only as follows:

(a) by mutual written consent of Allied and Republic, duly authorized by the Allied Board and the Republic Board;

(b) by either Republic or Allied if:

(i) the Merger has not been consummated on or before May 15, 2009 (the “Outside Date”) unless the parties otherwise mutually agree in writing to extend such date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of, or failure to fulfill any obligation under, this Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date;

(ii) any Restraint having any of the effects set forth in Section 8.01(c) shall have become final and nonappealable; provided, however, that no party hereto shall have such right to terminate pursuant to this Section 9.01(b)(ii) unless, prior to such termination, such party shall have used its reasonable best efforts to oppose any such Restraint or to have such Restraint vacated or made inapplicable to the Merger and otherwise has fulfilled its obligations under this Agreement; or

(iii) (A) at the Republic Stockholder Meeting (including any adjournment or postponement thereof), the Republic Stockholder Approval shall not have been obtained or (B) at the Allied Stockholder Meeting (including any adjournment or postponement thereof), the Allied Stockholder Approval shall not have been obtained; provided that the right of a party to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to such party if such party has not complied in all material respects with its obligations under Section 6.02, 7.01 and 7.02;

(c) by Republic:

(i) if prior to the receipt of the Allied Stockholder Approval, the Allied Board shall have effected a Change in Allied Recommendation, provided that Republic shall not be entitled to terminate this Agreement pursuant to this clause (c)(i) if it shall have timely exercised the Stockholder Vote Option;

(ii) if Allied breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.03 and (B) cannot be cured by the Outside Date or, if capable of being cured, has not been cured within thirty (30) calendar days after the giving of written notice to Allied of such breach; or

(iii) pursuant to and in accordance with the last sentence of Section 6.02(f);

(d) by Allied:

(i) if prior to the receipt of the Republic Stockholder Approval, the Republic Board shall have effected a Change in Republic Recommendation provided that Allied shall not be entitled to terminate this Agreement pursuant to this clause (c)(i) if it shall have timely exercised the Stockholder Vote Option.

(ii) if Republic or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, in each case which breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.02 and (2) cannot be cured by the Outside Date or, if capable of being cured, has not been cured within thirty (30) calendar days after the giving of written notice to Republic of such breach; or

(iii) pursuant to and in accordance with the last sentence of Section 6.02(f).

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Section 9.02 Effect of Termination; Remedies.

(a) In the event of termination of this Agreement by either Allied or Republic as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Republic, Merger Sub or Allied, other than Section 4.18 (Brokers), Section 5.18 (Brokers), the last sentence of Section 7.03, Section 9.02(b) and Article X.

(b) Except as otherwise provided in Section 10.03, no party shall have any remedies against another party hereto arising out of or relating to a breach or termination of this Agreement, unless such breach or termination results from the other party’s fraud or willful and material breach of this Agreement, in which case all rights and remedies of the first party, at law or in equity, shall be preserved.

Section 9.03  Amendment.  This Agreement may be amended by the parties at any time before or after receipt of Allied Stockholder Approval and Republic Stockholder Approval; provided, that after receipt of Allied Stockholder Approval and Republic Stockholder Approval, there shall be made no amendment that by Law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.04  Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in the first sentence of Section 9.03, and to the fullest extent permitted by Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

GENERAL PROVISIONS

Section 10.01  Nonsurvival of Representations and Warranties; Disclosure Schedule.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, nor any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time. The inclusion of any information in the Allied Disclosure Schedule or the Republic Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or is reasonably likely to result in a Material Adverse Effect on the applicable party or is outside the ordinary and usual course of business.

Section 10.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy, telefacsimile or email, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)     if to Republic or Merger Sub, to

Republic Services, Inc.
RS Merger Wedge, Inc.
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301
Tel: (954)-769-2400

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Fax: (954)-769-6421
Attention: David A. Barclay

       with a copy to:

Akerman Senterfitt
One S.E. Third Avenue, Suite 2500
Miami, Florida 33131
Tel: (305) 374-5600
Fax: (305) 374-5095
Attention: Jonathan L. Awner,
Stephen K. Roddenberry, and Jose Gordo

(b)     if to Allied, to

Allied Waste Industries, Inc.
18500 N. Allied Way
Phoenix, Arizona 85054
Tel: (480) 627-2700
Fax: (480) 627-2703
Attention: Timothy R. Donovan

       with a copy to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Tel: (312) 782-0600
Fax: (312) 701-7711
Attention: Jodi A. Simala, Scott J. Davis and
Jennifer L. Keating

Section 10.03  Fees and Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost and expense, whether or not the Merger is consummated. Notwithstanding the foregoing, Republic and Allied each shall pay 50% of (i) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of the printing, filing and mailing of the Joint Proxy Statement/Prospectus and (ii) any and all filing fees due in connection with the filings required by or under the HSR Act.

(b) Republic Payments.

(i) If this Agreement is terminated by Republic or Allied pursuant to Section 9.01(b)(iii)(A), and prior to such termination an Acquisition Proposal for Republic shall have been publicly announced or made known to the Republic Board and within twelve (12) months following the termination of this Agreement, Republic enters into a binding agreement to effect an Acquisition Proposal, or an Acquisition Proposal with respect to Republic is consummated, then Republic shall pay the Termination Fee and Allied’s Expenses to Allied in immediately available funds, within three (3) Business Days after the earlier of such agreement or consummation.

(ii) If this Agreement is terminated by Allied pursuant to Section 9.01(d)(i) or by Republic pursuant to Section 9.01(c)(iii), then Republic shall pay to Allied in immediately available funds the Termination Fee and Allied’s Expenses within one (1) Business Day following such termination of this Agreement.

(iii) Republic acknowledges that the agreements contained in this Section 10.03(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Allied would not enter into this Agreement. Accordingly, if Republic fails to pay any amount due under

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Section 10.03(b) in the time period contemplated hereby and, in order to obtain such payment, Allied commences a suit that results in a judgment against Republic for such payment, Republic shall pay to Allied its costs and expenses incurred or accrued by Allied (including reasonable attorney’s fees) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the actual date of payment.

(c) Allied Payments.

(i) If this Agreement is terminated by Republic or Allied pursuant to Section 9.01(b)(iii)(B), and prior to such termination an Acquisition Proposal for Allied shall have been publicly announced or made known to the Allied Board and within twelve (12) months following the termination of this Agreement, Allied enters into a binding agreement to effect an Acquisition Proposal, or an Acquisition Proposal with respect to Allied is consummated, then Allied shall pay the Termination Fee and Republic’s Expenses to Republic in immediately available funds, within three (3) Business Days after the earlier of such agreement or consummation.

(ii) If this Agreement is terminated by Republic pursuant to Section 9.01(c)(i) or by Allied pursuant to Section 9.01(d)(iii), then Allied shall pay to Republic in immediately available funds the Termination Fee and Republic’s Expenses within one (1) Business Day following such termination of this Agreement.

(iii) Allied acknowledges that the agreements contained in this Section 10.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Republic would not enter into this Agreement. Accordingly, if Allied fails to pay any amount due under Section 10.03(c), in the time period contemplated hereby, and, in order to obtain such payment, Republic commences a suit that results in a judgment against Allied for such payment, Allied shall pay to Republic its costs and expenses incurred or accrued by Republic (including reasonable attorney’s fees) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the actual date of payment.

(d) Defined Terms.  For purposes of Section 10.03(b) and Section 10.03(c), the following terms shall have the following meaning:

(i) “Acquisition Proposal” shall have the meaning set forth in Section 6.02(a), except that “50%” shall be substituted for “20%” in the definition thereof.

(ii) “Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to a party hereto and its Affiliates), up to $50 million in the aggregate, incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus, the filing of any required notices under applicable Antitrust Laws or in connection with other regulatory approvals, and all other matters related to the Merger other transactions contemplated hereby.

(iii) “Termination Fee” means $200 million.

(e) For the avoidance of doubt, any payment to be made by any party under Section 10.03(b) or Section 10.03(c) shall be payable only once to such other party with respect to Section 10.03(b) or Section 10.03(c) and not in duplication even though such payment may be payable under one or more provisions hereof.

Section 10.04  Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or

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interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” to the extent such words do not already follow any such term. The word “or” shall not be exclusive. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 10.05  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.06  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of this Agreement by facsimile shall be effective to the fullest extent permitted by applicable Law.

Section 10.07  Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Allied Disclosure Schedule, Republic Disclosure Schedule, all exhibits and schedules hereto, the Confidentiality Agreement and the agreement entered into as of the date hereof as contemplated by Section 7.14(a), taken together, constitute the entire agreement, and supersede all prior agreements, arrangements and understandings, both written and oral, between the parties with respect to the subject matter hereof and the transactions contemplated hereby. Other than Articles II and III and Section 7.05, and Section 7.06, no provision of this Agreement is intended to confer upon any Person other than the parties any rights or remedies.

Section 10.08  Governing Law.  The Merger, this Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without reference to conflicts of laws principles.

Section 10.09  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.10  Enforcement.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, by statute or otherwise, upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.

Section 10.11  Submission to Jurisdiction.  Each party to this Agreement hereby (a) agrees that any litigation, proceeding or other legal action brought in connection with or relating to this Agreement or any matters or transactions contemplated hereby shall be brought heard and determined exclusively in the Court of

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Chancery of the State of Delaware in Wilmington, Delaware (provided that, in the event that subject matter jurisdiction is unavailable in that court, then such litigation, proceeding or other legal action shall be brought, heard and determined exclusively in any court of competent jurisdiction located in Wilmington, Delaware, whether a state or federal court), (b) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any matters or transactions contemplated by this Agreement in any other court, (c) consents and irrevocably submits itself to personal jurisdiction in connection with any such litigation, proceeding or action in any such court described in clause (a) of this Section 10.11, as well as to the jurisdiction of all courts to which an appeal may be taken from such court, and to service of process upon it in accordance with the rules and statutes governing service of process, (d) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (e) expressly waives to the full extent permitted by Law any objection that it may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum, (f) agrees, to the fullest extent permitted by Law, as a method of service to service of process in such litigation, proceeding or action by mailing of copies thereof to such party at its address set forth in Section 10.02, (g) agrees, to the fullest extent permitted by Law, that any service made as provided herein shall be effective and binding service in every respect and (h) agrees that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by applicable Law. Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof.

Section 10.12  Acknowledgement.

(a) Each of Republic and Merger Sub acknowledges and agrees that it (i) has had an opportunity to discuss the business of Allied and the Allied Subsidiaries with the management of Allied, (ii) has had reasonable access to the books and records of Allied and the Allied Subsidiaries, including any information, documents, projections, forecasts or other materials made available to Republic and Merger Sub in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions and receive answers from officers of Allied and (iv) except for the representations and warranties contained in Article IV of this Agreement, and any certificates delivered by Allied in connection with Closing, has not relied upon or otherwise been induced by any other express or implied representation or warranty with respect to Allied or any Allied Subsidiary or the accuracy or completeness of any information provided to or made available to Republic in connection with the transactions contemplated hereunder. Neither Allied nor any other Person will have or be subject to any liability or indemnification obligation to Republic or Merger Sub or any other Person resulting from the distribution to Republic, or Republic’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Republic in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in Article IV or in the corresponding section of the Allied Disclosure Schedule.

(b) Allied acknowledges and agrees that it (i) has had an opportunity to discuss the business of Republic and the Republic Subsidiaries with the management of Republic, (ii) has had reasonable access to the books and records of Republic and the Republic Subsidiaries, including any information, documents, projections, forecasts or other materials made available to Allied in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions and receive answers from officers of Republic and (iv) except for the representations and warranties contained in Article V of this Agreement, and any certificates delivered by Republic in connection with Closing, has not relied upon or otherwise been induced by any other express or implied representation or warranty with respect to Republic, Merger Sub or any Republic Subsidiary or the accuracy or completeness of any information provided to or made available to Allied in connection with the transactions contemplated hereunder. Neither Republic nor any other Person will have or be subject to any liability or indemnification obligation to Allied or any other Person resulting form the distribution to Allied, or Allied’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Allied in certain data rooms or management presentations in expectation of the transactions contemplated by

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this Agreement, unless any such information is expressly included in a representation or warranty contained in Article V or in the corresponding section of the Republic Disclosure Schedule.

Section 10.13  Waiver of Jury Trial.  EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

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IN WITNESS WHEREOF, Republic, Merger Sub and Allied have duly executed this Agreement, all as of the date first written above.

REPUBLIC SERVICES, INC.

By:	/s/ James E. O’Connor
Name:     James E. O’Connor

Title:	Chairman of the Board and
Chief Executive Officer

RS MERGER WEDGE, INC.

By:	/s/ James E. O’Connor
Name:     James E. O’Connor

Title:	President

ALLIED WASTE INDUSTRIES, INC.

By:	/s/ John J. Zillmer
Name:     John J. Zillmer

Title:	Chairman of the Board and
Chief Executive Officer

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FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 31, 2008, is by and among Republic Services, Inc., a Delaware corporation (“Republic”), RS Merger Wedge, Inc., a Delaware corporation and a wholly owned subsidiary of Republic (“Merger Sub”), and Allied Waste Industries, Inc., a Delaware corporation (“Allied”).

RECITALS

WHEREAS, Republic, Merger Sub and Allied entered into that certain Agreement and Plan of Merger, dated June 22, 2008 (the “Agreement”); and

WHEREAS, Republic, Merger Sub and Allied desire to amend the terms of the Agreement in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement (each, a “party” and collectively, the “parties”) agree as follows:

1. Recitals.  The foregoing recitals are true and correct and are incorporated by reference herein.

2. Definitions.  Except as otherwise defined in this Amendment, all capitalized terms used and not defined herein shall have the meanings given to them in the Agreement.

3. Amendments to Agreement.  The following amendments to the Agreement shall become effective immediately upon the execution of this Amendment:

(a) The reference to Section 3.05 in the Table of Contents of the Agreement is hereby deleted in its entirety and the reference to Section 3.04 in the Table of Contents of the Agreement is hereby deleted in its entirety and replaced with the following:

“Section 3.04 By-laws of Republic”

(b) The reference to Exhibit B in the Table of Contents of the Agreement is hereby deleted in its entirety and the reference to Exhibit A in the Table of Contents of the Agreement is hereby deleted in its entirety and replaced with “EXHIBIT A — NEW REPUBLIC BY-LAWS.”

(c) The defined term “Republic Charter Amendment” contained in Article I of the Agreement is hereby deleted in its entirety.

(d) The defined term “Republic Share Issuance” contained in Article I of the Agreement is hereby amended and restated in its entirety as follows:

“Republic Share Issuance” means the issuance, as a result of or in connection with the Merger or this Agreement, of: (i) Republic Common Stock to holders of Allied Common Stock or to holders of Allied securities (or former Allied securities) that are or were (whether currently or upon the occurrence of a contingency) convertible into, exercisable for or settled in Allied Common Stock; and (ii) securities of Republic that are or could become (whether currently or upon the occurrence of a contingency) convertible into, exercisable for or settled in Republic Common Stock in place of securities of Allied that are or could become (whether currently or upon the occurrence of a contingency) convertible into, exercisable for or settled in Allied Common Stock.”

(e) Section 3.04 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Section 3.04 By-laws of Republic.  Republic shall take all actions necessary to cause the by-laws of Republic at the Effective Time to be in the form of Exhibit A (the “New Republic By-laws”), subject to Section 7.14(d).”

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(f) Section 3.05 of the Agreement is hereby deleted in its entirety.

(g) Section 5.04(a) of the Agreement is hereby amended and restated in its entirety effective as of June 22, 2008 as follows:

“(a) Each of Republic and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance by Republic and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger and the Republic Share Issuance, have been duly authorized by all necessary corporate action on the part of Republic and Merger Sub other than, as of the date hereof, the receipt of the Republic Stockholder Approval and adoption of this Agreement by Republic as the sole stockholder of Merger Sub, and except, as of the date hereof, for the Republic Stockholder Approval in the case of the Republic Share Issuance and adoption of this Agreement by Republic as the sole stockholder of Merger Sub, no other corporate action on the part of Republic or Merger Sub is necessary to authorize the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Republic and Merger Sub and constitutes (assuming the due authorization, execution and delivery by Allied) the valid and binding obligation of Republic and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.”

(h) Section 5.04(b) of the Agreement is hereby amended and restated in its entirety effective as of June 22, 2008 as follows:

“(b) The Republic Board, at a meeting duly called and held prior to execution of this Agreement, unanimously: (i) approved and declared advisable this Agreement and the transactions contemplated hereby; (ii) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Republic and its stockholders; and (iii) resolved to recommend that the holders of Republic Common Stock grant the Republic Stockholder Approval.”

(i) Section 5.04(c) of the Agreement is hereby amended and restated in its entirety effective as of June 22, 2008 as follows:

“(c) Assuming the accuracy of the representations and warranties contained in Section 4.22, the only vote of holders of Republic Common Stock necessary to approve this Agreement and the transactions contemplated hereby is (i) the approval of the Republic Share Issuance by the affirmative vote of a majority of votes cast at the Republic Stockholder Meeting, provided that the total votes cast on the Republic Share Issuance represent over 50% in interest of all securities entitled to vote on the Republic Share Issuance and (ii) the approval of the Republic Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of Republic Common Stock present in person or by proxy at the Republic Stockholder Meeting and entitled to vote on the Republic Share Issuance, provided, that, in the case of each of (i) and (ii) immediately above, the holders of a majority of the voting power of the outstanding shares of Republic Common Stock entitled to vote at the Republic Stockholder Meeting must be present thereat, in person or by proxy (collectively, the “Republic Stockholder Approval”).”

(j) Section 7.02(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Except as otherwise permitted by this Agreement or as may be necessary to avoid violation of applicable Law and subject to Section 6.02, (i) Republic shall use all commercially reasonable efforts in accordance with and subject to the DGCL and other applicable Law, the Republic Charter and Republic By-laws and the rules of the NYSE to cause a meeting of its stockholders (the “Republic Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of securing the Republic Stockholder Approval, (ii) the Joint Proxy Statement/Prospectus shall contain the recommendation of the Republic Board that the Republic’s stockholders approve the Republic Share Issuance (the “Republic Recommendation”), and (iii) Republic shall not

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withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Allied such recommendation or take any other action or make any other public statement in connection with the Republic Stockholder Meeting inconsistent with the Republic Recommendation (any actions in clause (iii) a “Change in Republic Recommendation”).”

(k) Section 7.12 of the Agreement is hereby amended and restated in its entirety as follows:

“7.12 Stock Exchange Listing.  Republic shall use its best efforts to cause the shares of Republic Common Stock to be issued as a result of or in connection with the Merger to be approved for listing on the NYSE, subject to official notice of the issuance, prior to the Closing Date.”

(l) Section 8.01(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d) Stock Exchange Listing. The shares of Republic Common Stock issuable as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.”

(m) The document attached as Exhibit A to the Agreement as of June 22, 2008 is hereby deleted in its entirety and the document attached as Exhibit B to the Agreement as of June 22, 2008 is hereby renamed Exhibit A.

4. Miscellaneous. Except as expressly modified by this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect. In the event that any one or more of the provisions contained in this Amendment shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment. This Amendment may be executed in several counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument. From and after the date hereof, all references to the Agreement shall be deemed to be references to the Agreement as amended by this Amendment. This Amendment, and all disputes between the parties under or related to this Amendment or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without reference to conflicts of laws principles. In the event of a conflict between the terms and conditions of this Amendment and the Agreement, the terms and conditions of this Amendment shall control in all respects.

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IN WITNESS WHEREOF, Republic, Merger Sub and Allied have duly executed this Amendment as of the date first written above.

REPUBLIC SERVICES, INC.

By:	/s/ James E. O’Connor
Name:     James E. O’Connor

Title:	Chairman of the Board and
Chief Executive Officer

RS MERGER WEDGE, INC.

By:	/s/ James E. O’Connor
Name:     James E. O’Connor

Title:	President

ALLIED WASTE INDUSTRIES, INC.

By:	/s/ John J. Zillmer
Name:     John J. Zillmer

Title:	Chairman of the Board and
Chief Executive Officer

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ANNEX B — AMENDED AND RESTATED REPUBLIC BYLAWS

AMENDED AND RESTATED
BYLAWS
OF
REPUBLIC SERVICES, INC.

ARTICLE I

OFFICERS

Section 1.1  Registered Office.  The registered office of Republic Services, Inc., a Delaware corporation (the “Corporation”), shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 1.2  Offices.  The Corporation may establish or discontinue, from time to time, such other offices and places of business within or without the State of Delaware as the Board of Directors deems proper for the conduct of the Corporation’s business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1  Annual Meeting.  An annual meeting of stockholders for the purpose of electing directors and transacting such other business as may come before it shall be held at such place, within or without the State of Delaware, on such date and at such time as shall be designated by the Board of Directors or the President.

Section 2.2  Special Meetings.  Special meetings of stockholders, unless otherwise prescribed by statute, may be called by the Board of Directors or by the President. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 2.3  Notice of Meetings.  Written notice of each meeting of stockholders shall be given to each stockholder of record entitled to vote at the meeting at the stockholder’s address as it appears on the stock books of the Corporation. The notice shall state the time and the place of the meeting and shall be given not less than ten (10) nor more than sixty (60) days before the day of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. In the case of a special meeting, the notice shall state the purpose or purposes for which the meeting is being called. Whenever notice is required to be given hereunder, a written waiver of notice signed by the stockholder entitled to notice, whether before or after the time stated in the notice, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when a person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction or any business because the meeting is not lawfully called or convened.

Section 2.4  Quorum and Adjournment.  The presence, in person or by proxy, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote on every matter that is to be voted on, without regard to class or series, shall constitute a quorum at all meetings of the stockholders. In the absence of a quorum, the holders of a majority of the voting power of such shares of stock present in person or by proxy may adjourn such meeting, from time to time, without notice other than announcement at the meeting (unless otherwise required by law), until a quorum shall attend. At any meeting reconvened after such adjournment at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called, but only those stockholders entitled to vote at the meeting as originally called shall be entitled to vote at any reconvened meeting, unless a new record date for such meeting is fixed.

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Section 2.5  Officers at Stockholders’ Meetings.  The Chairman of the Board of Directors shall preside at all meetings of stockholders. In his absence, the chairman shall be elected as the first order of business by the holders of a majority of the shares of stock in attendance and entitled to vote at the meeting.

Section 2.6  List of Stockholders Entitled to Vote.  At least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by or for the Secretary and shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. Such list shall be available for inspection at the meeting.

Section 2.7  Fixing Date for Stockholders of Record.  In order that the Corporation may identify the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be less than ten (10) days nor more than sixty (60) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice of the meeting is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, shall be determined pursuant to Section 2.11 of these Amended and Restated Bylaws (the “Bylaws). The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.8  Voting and Proxies.  Subject to the provisions for fixing the date for stockholders of record:

(a) Except as otherwise specified in the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of stock held by that stockholder having voting rights as to the matter being voted upon.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for that stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period.

(c) Each matter properly presented to any meeting of stockholders shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock present in person or by proxy and entitled to vote on the matter.

Section 2.9  Inspectors of Election.  The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable

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period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 2.10  Conduct of Meetings.  The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.11  Consent of Stockholders in Lieu of Meeting.

(a) Any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, is signed by the stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to each stockholder who did not consent thereto in writing.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date, which written notice shall include all information that would be required to be delivered pursuant to Section 2.12 of these Bylaws if the stockholder had been making a nomination or proposing business to be considered at a meeting of stockholders. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

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(c) In the event of the delivery, in the manner provided by paragraph (a) of this Section 2.11, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with paragraph (a) of this Section 2.11 represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 2.12  Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation’s notice of meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in this Bylaw as to such business or nomination; clause (C) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(2) Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to paragraph (a)(1)(C) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above. To be in proper form, a stockholder’s notice (whether given pursuant to this paragraph (a)(2) or paragraph (b)) to the Secretary must: (A) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (ii) (a) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (b) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (c) any proxy, contract, arrangement,

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understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Company, (d) any short interest in any security of the Company (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (e) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (f) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to base d on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (B) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements and understanding s between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (C) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such item and the nominee were a director or executive officer of such registrant; and (D) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2.13 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

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(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Bylaw as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Bylaw with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.13 of this Bylaw) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to paragraph (a)(1)(C) or paragraph (b) of this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a 8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.

Section 2.13  Submission of Questionnaire, Representation and Agreement.  To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.12 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of

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the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE III

DIRECTORS

Section 3.1  Number and Term of Office.  The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The number of directors that shall constitute the whole Board shall be fixed from time to time by resolution of the stockholders or the Board of Directors and shall consist of not more than twelve (12) members. At the first annual meeting of stockholders and at each annual meeting of stockholders thereafter, the respective terms of all of the directors then serving in office shall expire at the meeting, and successors to the directors shall be elected to hold office until the next succeeding annual meeting. Existing directors may be nominated for election each year for a successive term, in the manner provided in these Bylaws. Each director shall hold office for the term for which he is elected and qualified or until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death. The Board of Directors may from time to time establish minimum qualifications for eligibility to become a director. Those qualifications may include, but shall not be limited to, a prerequisite stock ownership in the Corporation.

Section 3.2  Place of Meetings.  Meetings of the Board of Directors may be held at any place, within or without the State of Delaware, from time to time as designated by the Chairman of the Board or by the body or person calling such meeting.

Section 3.3  Annual Meetings.  As soon as practicable after each annual meeting of stockholders and without further notice, the directors elected at such meeting shall hold the annual meeting of the Board of Directors at the place at which such meeting of stockholders took place, provided a majority of the whole Board of Directors is present. If such a majority is not present, such meeting may be held at any other time or place which may be specified in a notice given in the manner provided for special meetings of the Board of Directors or in a waiver of notice thereof.

Section 3.4  Regular Meetings.  Regular meetings of the Board of Directors shall be held at such times as may be determined by the Board of Directors. No notice shall be required for any regular meeting.

Section 3.5  Special Meetings.  Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the President. Notice of any special meeting shall be mailed to each director at that director’s residence or usual place of business not later than three (3) days before the day on which the meeting is to be held, or shall be given to that director by telegraph, telecopier or other method of electronic transmission, by overnight express mail service, personally, or by telephone, not later than twenty-four (24) hours before the time of such meeting. Notice of any meeting of the Board of Directors need not be given to any director if that director signs a written waiver thereof either before or after the time stated therein. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.6  Action Without Meeting.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the

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Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the Board of Directors or of such committee.

Section 3.7  Presiding Officer and Secretary at Meetings.  Each meeting of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Vice Chairman of the Board, the Chief Executive Officer or the President, in that order, and if none is present, then by such member of the Board of Directors as shall be chosen at the meeting.

Section 3.8  Quorum.  A majority of the total authorized number of directors shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of those present (or if only one be present, then that one) may adjourn the meeting, without notice other than announcement at the meeting, until such time as a quorum is present. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.9  Meeting by Telephone.  Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at such meeting.

Section 3.10  Compensation.  Directors shall receive such compensation and expense reimbursements for their services as directors or as members of committees as set by the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

Section 3.11  Resignations.  Any director, member of a committee or officer of the Corporation may resign at any time by giving written notice thereof to the Chairman of the Board or the President. Such resignation shall be effective at the time of its receipt, unless a date certain is specified for it to take effect. Acceptance of any resignation shall not be necessary to make it effective.

Section 3.12  Removal of Directors.  No director may be removed without cause before the expiration of his or her term of office except by vote of the stockholders at a meeting called for such a purpose.

Section 3.13  Filling of Vacancies.  In case of a vacancy created by an increase in the number of directors or any vacancy created by death, removal, or resignation, the vacancy or vacancies may be filled either (a) by the Board of Directors, or (b) by the stockholders. In the case of a director appointed to fill a vacancy created by an increase in the number of directors, the director so appointed shall hold office for the term to which his predecessor was elected or until his successor is elected. In the case of a director appointed to fill a vacancy created by the death, removal or resignation of a director, the newly appointed director shall hold office for the term to which his predecessor was elected or until his successor is elected.

ARTICLE IV

COMMITTEES

The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each such committee to consist of one or more directors of the Corporation. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in such resolution or resolutions and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of the state of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing the Bylaws of the Corporation.

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ARTICLE V

THE OFFICERS

Section 5.1  Designation.  The Corporation shall have such officers with such titles and duties as set forth in these Bylaws or in a resolution of the Board of Directors adopted on or after the effective date of these Bylaws.

Section 5.2  Election and Qualification.  The officers of the Corporation shall be elected by the Board of Directors and, if specifically determined by the Board of Directors, may consist of a Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries and Assistant Treasurers, and such other officers and agents as the Board of Directors may deem advisable. None of the officers of the Corporation need be directors.

Section 5.3  Term of Office.  Officers shall be chosen in such manner and shall hold their office for such term as determined by the Board of Directors. Each officer shall hold office from the time of his or her election and qualification to the time at which his or her successor is elected and qualified, or until his or her earlier resignation, removal or death.

Section 5.4  Resignation.  Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Chairman of the Board of Directors or to the President. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Chairman of the Board of Directors or the President. The acceptance of such resignation shall not be necessary to make it effective.

Section 5.5  Removal.  Any officer may be removed at any time, with or without cause, by the Board of Directors.

Section 5.6  Compensation.  The compensation of each officer shall be determined by the Board of Directors.

Section 5.7  The Chairman and the Vice Chairman of the Board of Directors.  Unless otherwise specifically determined by resolution by the Board of Directors, the Chairman of the Board and the Vice Chairman of the Board shall be officers of the Corporation. The Chairman of the Board shall, subject to the direction and oversight of the Board, oversee the business plans and policies of the Corporation, and shall oversee the implementation of those business plans and policies. The Chairman shall report to the Board, shall preside at meetings of the Board of Directors and of its Executive Committee, and shall have general authority to execute bonds, deeds and contracts in the name of and on behalf of the Corporation. In the absence or disability of the Chairman, the Vice Chairman shall be vested with and shall perform all powers and duties of the Chairman.

Section 5.8  Chief Executive Officer.  The Chief Executive Officer shall, subject to the direction of the Board, establish and implement the business plans, policies and procedures of the Corporation. The Chief Executive Officer shall report to the Chairman of the Board, shall preside over meetings of the Board in the absence of the Chairman or Vice Chairman of the Board, and shall have general authority to execute bonds, deeds and contracts in the name of and on behalf of the Corporation and in general to exercise all the powers generally appertaining to the Chief Executive Officer of a corporation.

Section 5.9  President, Chief Operating Officer and Chief Financial Officer.  The President, the Chief Operating Officer and the Chief Financial Officer shall have such duties as shall be assigned to each from time to time by the Chairman of the Board, the Chief Executive Officer and by the Board. During the absence of the Chairman of the Board or the Vice Chairman of the Board or during their inability to act, the President shall exercise the powers and shall perform the duties of the Chairman of the Board, subject to the direction of the Board of Directors.

Section 5.10  Vice President.  Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

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Section 5.11  Secretary.  The Secretary shall attend meetings of the Board of Directors and stockholders and record votes and minutes of such proceedings, subject to the direction of the Chairman; assist in issuing calls for meetings of stockholders and directors; keep the seal of the Corporation and affix it to such instruments as may be required from time to time; keep the stock transfer books and other books and records of the Corporation; act as stock transfer agent for the Corporation; attest the Corporation’s execution of instruments when requested and appropriate; make such reports to the Board of Directors as are properly requested; and perform such other duties incident to the office of Secretary and those that may be otherwise assigned to the Secretary from time to time by the President or the Chairman of the Board of Directors.

Section 5.12  Treasurer.  The Treasurer shall have custody of all corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit or disburse all moneys and other property in the name and to the credit of the Corporation as may be designated by the President or the Board of Directors. The Treasurer shall render to the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform other duties incident to the office of Treasurer as the President or the Board of Directors shall from time to time designate.

Section 5.13  Other Officers.  Each other officer of the Corporation shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

ARTICLE VI

CERTIFICATES OF STOCK, TRANSFER OF STOCK
AND REGISTERED STOCKHOLDERS

Section 6.1  Stock Certificates.  The interest of each holder of stock of the Corporation shall be evidenced by a certificate or certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of the Corporation represented by certificates shall be entitled to a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation certifying the number of shares owned by the holder thereof in the Corporation. Any of or all of the signatures on the certificate may be a facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if he/she were such officer, transfer agent or registrar at the date of issuance.

Section 6.2  Classes/Series of Stock.  The Corporation may issue one or more classes of stock or one or more series of stock within any class thereof, as stated and expressed in the Certificate of Incorporation or of any amendment thereto, any or all of which classes may be stock with par value or stock without par value. In the case of shares of stock of the Corporation represented by certificate, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, in accordance with the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

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Section 6.3  Transfer of Stock.  Subject to the transfer restrictions permitted by Section 202 of the General Corporation Law of the State of Delaware and to stop transfer orders directed in good faith by the Corporation to any transfer agent to prevent possible violations of federal or state securities laws, rules or regulations, the shares of stock of the Corporation shall be transferable upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law), and upon such transfer the old certificates (in the case of certificated shares) shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by whom they shall be cancelled, and new certificates (or uncertificated shares) shall be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Section 6.4  Holders of Record.  Prior to due presentment for registration of transfer, the Corporation may treat the holder of record of a share of its stock as the complete owner thereof exclusively entitled to vote, to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice of the contrary.

Section 6.5  Lost, Stolen, Destroyed, or Mutilated Certificates.  A new certificate of stock may be issued to replace a certificate theretofore issued by the Corporation, alleged to have been lost, stolen, destroyed or mutilated, and the Board of Directors or the President may require the owner of the lost or destroyed certificate or his or her legal representatives, to give such sum as they may direct to indemnify the Corporation against any expense or loss it may incur on account of the alleged loss of any such certificate.

Section 6.6  Dividends.  Subject to the provisions of the Certificate of Incorporation and applicable law, the directors may, out of funds legally available therefor at any annual, regular, or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Dividends may be paid in cash, in property, or in shares of stock of the Corporation. Before declaring any dividends there may be set apart out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time in their discretion deem proper working capital to serve as a reserve fund to meet contingencies or as equalizing dividends or for such other purposes as the directors shall deem in the best interest of the Corporation.

ARTICLE VII

MISCELLANEOUS

Section 7.1  Fiscal Year.  The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2  Corporate Seal.  The corporate seal shall be in such form as the Board of Directors may from time to time prescribe and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3  Severability.  The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the remaining provisions hereof.

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ARTICLE VIII

AMENDMENT OF BYLAWS

Subject to Section 9.4, these Bylaws may be made, altered, or repealed, or new bylaws may be adopted by the stockholders or the Board of Directors.

ARTICLE IX

CONTINUATION PERIOD MATTERS

Section 9.1  General.  The provisions of this Article IX are intended to reflect certain matters referred to in that certain Agreement and Plan of Merger, dated as of June 22, 2008 (the “Merger Agreement”), among the Corporation, RS Merger Wedge, Inc., a Delaware corporation, and Allied Waste Industries, Inc., a Delaware corporation (“Allied”). The provisions in this Article IX shall apply during the Continuation Period (as defined below) notwithstanding any other provision in these Bylaws. In the event of any conflict between the provisions of this Article IX and any other provision of these Bylaws, the provisions of this Article IX shall control.

Section 9.2  Board of Directors.

(a) During the Continuation Period, the Board of Directors shall consist of eleven members, and it shall be a director qualification that (i) one such director shall also be the Chief Executive Officer of the Corporation, (ii) five (5) such directors shall be Continuing Republic Directors (as defined below), and (iii) five (5) such directors shall be Continuing Allied Directors (as defined below).

(b) During the Continuation Period, the Corporation shall have the following committees of the Board of Directors: (1) the Continuing Republic Committee consisting of only the Continuing Republic Directors and (2) the Continuing Allied Committee consisting of only the Continuing Allied Directors.

(c) In connection with each meeting of the stockholders during the Continuation Period at which directors are to be elected, (i) the Continuing Allied Committee shall have the exclusive authority to nominate as directors, on behalf of the Corporation, the Board of Directors or any committee thereof, a number of persons for election as directors of the Corporation equal to the number of Continuing Allied Directors to be elected thereat, and (ii) the Continuing Republic Committee shall have the exclusive authority to nominate as directors, on behalf of the Corporation, the Board of Directors or any committee thereof, a number of persons for election as directors of the Corporation equal to the number of Continuing Republic Directors to be elected thereat. It shall be a director qualification that any person nominated or appointed pursuant to this Section 9.2(c) or Section 9.2(d) shall be “independent” of the Corporation for purposes of the rules of the New York Stock Exchange (the “NYSE”) (as determined by a majority of the persons making the nomination or appointment).

(d) During the Initial Continuation Period, (i) if any Continuing Allied Director is removed from the Board of Directors, becomes disqualified, resigns, retires, dies or otherwise cannot or will not continue to serve as a member of the Board of Directors, such vacancy shall only be filled by the Continuing Allied Committee, and (ii) if any Continuing Republic Director is removed from the Board of Directors, becomes disqualified, resigns, retires, dies, or otherwise cannot or will not continue to serve as a member of the Board of Directors, such vacancy shall only be filled by the Continuing Republic Committee.

Section 9.3  Committees of the Board of Directors.  Except as otherwise provided in Section 9.2(b), at all times during the Continuation Period:

(a) The membership of each committee of the Board of Directors shall consist of five members of the Board of Directors, with two of such members being Continuing Allied Directors and three of such members being Continuing Republic Directors, and the initial chairman of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the Board of Directors at the Effective Time shall be, in each case, the Continuing Republic Director who was the chairman of such committee immediately prior to the Effective Time. Each Continuing Allied Director and Continuing Republic

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Director serving on the Audit Committee, the Nominating and Corporate Governance Committee or the Compensation Committee of the Board of Directors shall qualify as an independent director under the applicable listing standards of the NYSE and, as applicable, the rules of the Securities and Exchange Commission.

(b) The Continuing Allied Committee shall have the exclusive right to propose Continuing Allied Directors to serve on any committee of the Board of Directors, and the Continuing Republic Committee shall have the exclusive right to propose Continuing Republic Directors to serve on any committee of the Board of Directors.

Section 9.4  Amendments.  At all times during the Continuation Period, the Board of Directors may amend or alter, or adopt any provision inconsistent with, or repeal (or take any action in furtherance of any of the foregoing), in whole or in part, any provision of Article IX of these Bylaws, only upon the affirmative vote of directors constituting at least the Required Number of members of the Board of Directors. Notwithstanding Section 2.9(a), after the Initial Continuation Period the size of the Board of Directors may be increased by the affirmative vote of a majority of the Board of Directors. The Required Number is seven, provided, however, that if, after the Initial Continuation Period, the size of the Board of Directors is increased, the Required Number shall be increased by one for each additional Board of Directors position created.

Section 9.5  Definitions.  As used in this Article IX, the following terms shall have the following meanings:

(a) “Continuation Period” means the period commencing with the Effective Time (as defined in the Merger Agreement) until the close of business on the day immediately prior to the third annual meeting of stockholders of the Corporation held after the Effective Time.

(b) “Continuing Allied Director” means any member of the board of directors of Allied prior to the Effective Time who is determined by the board of directors of Allied to be “independent” of Allied and the Corporation under the rules of the NYSE and who is designated in writing by Allied, pursuant to Section 7.14(b) of the Merger Agreement, to be a member of the Board of Directors as of the Effective Time (or, as provided in the Merger Agreement, the business day after the date on which the Effective Time occurs), and any person who is subsequently nominated or appointed to be a member of the Board of Directors in accordance with the provisions of this Article IX by the Continuing Allied Committee.

(c) “Continuing Republic Director” means any member of the Board of Directors prior to the Effective Time who is determined by the Board of Directors to be “independent” of the Corporation under the rules of the NYSE and who is designated in writing by the Corporation, pursuant to Section 7.14(b) of the Merger Agreement, to be a member of the Board of Directors as of the Effective Time, and any person who is subsequently nominated or appointed to be a member of the Board of Directors in accordance with the provisions of this Article IX by the Continuing Republic Committee.

(d) “Initial Continuation Period” means the period commencing with the Effective Time (as defined in the Merger Agreement) until the close of business on the day immediately prior to the second annual meeting of stockholders of the Corporation held after the Effective Time.

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ANNEX C — OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

June 22, 2008

Board of Directors
Republic Services, Inc.
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301

Members of the Board of Directors:

Allied Waste Industries, Inc. (the “Company”), Republic Services, Inc. (the “Acquiror”) and RS Merger Wedge, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated as of June 22, 2008 (the “Agreement”) pursuant to which the Company will be merged with the Acquisition Sub in a transaction (the “Merger”) in which each outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Shares”), will be converted into the right to receive 0.45 shares (the “Exchange Ratio”) of the common stock of the Acquiror, par value $0.01 per share (the “Acquiror Shares”).

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Acquiror.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, including financial analyses and forecasts relating to the Acquiror prepared by management of the Acquiror, and financial analyses and forecasts relating to the Company prepared by its management and adjusted by management of the Acquiror to reflect the macroeconomic trends incorporated into the forecasts of the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by the Acquiror;

(3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed a draft dated June 21, 2008 of the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

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In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information, the Expected Synergies and any other estimates or pro forma effects furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Acquiror’s management, as the case may be, as to the matters covered thereby. With respect to the Expected Synergies, we have assumed with your consent that they will be realized in the amounts and time periods forecasted by the Acquiror. In addition, based on our discussions with you and at your direction, we have assumed that the financial projections of the Company prepared by its management and adjusted by management of the Acquiror is a reasonable basis upon which to evaluate the future performance of the Company, and that the Acquiror projections provided to us by management of the Acquiror is a reasonable basis upon which to evaluate the future performance of the Acquiror, and at your direction we have used those projections for purposes of our analyses and this opinion. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the combined company or on the contemplated benefits of the Merger. We have also assumed, in all respects material to our analysis, that each party to the Agreement will comply with all material terms of the Agreement and that the Merger will be consummated in accordance with its terms, without the waiver, modification or amendment of any material term, condition or agreement.

In connection with the preparation of this opinion, we have not been authorized by the Acquiror or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Acquiror.

We are acting as financial advisor to the Acquiror in connection with the Merger and expect to receive fees from the Acquiror for our services, the principal portion of which is contingent upon the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares and other securities of the Company, as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Acquiror. We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement of the Merger or the price at which the Acquiror Shares will trade following the consummation of the Merger. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by an officers, directors, or employees of any

Annex C-2

party to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Acquiror.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

Annex C-3

ANNEX D — OPINION OF UBS SECURITIES LLC

June 22, 2008

The Board of Directors
Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

Dear Members of the Board:

We understand that Allied Waste Industries, Inc., a Delaware corporation (“Allied” or the “Company”), is considering a transaction whereby Republic Services, Inc., a Delaware corporation (“Republic”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, dated as of June 22, 2008 (the “Agreement”), by and among Republic, the Company and RS Merger Wedge, Inc., a Delaware corporation and wholly owned subsidiary of Republic (“Sub”), Sub will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Republic (the “Transaction”). Pursuant to the terms of the Agreement, all of the issued and outstanding shares of the common stock, par value of $0.01 per share, of the Company (“Company Common Stock”), will be converted into the right to receive, for each outstanding share of Company Common Stock, 0.45 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of Republic (“Republic Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to holders of the Company Common Stock of the Exchange Ratio provided for in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as (i) joint book runner in connection with the Company’s May 2006 notes offering; (ii) sole underwriter in connection with the Company’s November 2006 equity offering; (iii) joint book runner in connection with the Company’s February 2007 notes offering; and (iv) co-documentation agent in connection with the Company’s March 2007 $3.175 billion amended and restated credit facility. In addition, an affiliate of UBS is a participant in a credit facility of the Company for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Republic and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to what the value of Republic Common Stock will be when issued pursuant to the Transaction or the prices at which Republic Common Stock or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) Republic and the Company will comply with all material terms of the Agreement and (ii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for

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the consummation of the Transaction will be obtained without any material adverse effect on the Company, Republic or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Republic; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Republic that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of Republic that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were provided to us by the Company and not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Republic concerning the businesses and financial prospects of the Company and Republic; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) reviewed the publicly available financial terms of certain transactions involving certain companies that are generally in the industry in which the Company operates; (viii) reviewed current and historical market prices of Company Common Stock and Republic Common Stock; (ix) considered certain pro forma effects of the Transaction on Republic’s financial statements; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Republic, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company and such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to holders of the Company Common Stock.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/  UBS SECURITIES LLC

UBS SECURITIES LLC

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